CONFIDENTIAL TREATMENT REQUESTED

As confidentially submitted to the Securities and Exchange Commission on December 28, 2012

As filed with the Securities and Exchange Commission on                     , 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INDEPENDENT BANK GROUP, INC.

(Exact name of registrant as specified in its charter)

Texas	6022	13-4219346
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

(972) 562-9004

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Mr. David R. Brooks

Chairman and Chief Executive Officer

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

(972) 562-9004

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Joseph A. Hoffman, Esq. Dudley W. Murrey, Esq. Andrews Kurth LLP 1717 Main Street, Suite 3700 Dallas, Texas 75201 (214) 659-4400	Mark Haynie, Esq. Haynie Rake & Repass, P.C. 14643 Dallas Parkway, Suite 550 Dallas, Texas 75254 (972) 716-1855	William T. Luedke IV, Esq. Shanna R. Kuzdzal, Esq. Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002-2770 (713) 223-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a nonaccelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Nonaccelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	$		$$92,000,000	$

(1)	Includes shares of common stock issuable upon exercise of an option to purchase additional shares granted to the underwriters.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended, based upon an estimate of the maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED

            Shares

Common Stock

This is the initial public offering of shares of the common stock of Independent Bank Group, Inc., the holding company for Independent Bank, a Texas-chartered commercial bank headquartered in McKinney, Texas.

We are offering             shares of our common stock. No public market currently exists for our common stock. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “IBTX.”

We anticipate that the initial public offering price per share of our common stock will be between $            and $            .

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and are subject to reduced public company disclosure standards. See “ABOUT THIS PROSPECTUS – Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “RISK FACTORS” beginning on page 12 of this prospectus to read about factors you should consider before investing in our common stock.

	Per share	Total
Initial public offering price of our common stock	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to us

We have granted the underwriters the option to purchase up to an additional             shares of our common stock from us within 30 days of the date of this prospectus on the same terms and conditions set forth above. See “UNDERWRITING” on page     .

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, the Texas Department of Banking nor any other regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not deposits, savings accounts or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency and are subject to investment risks, including the possible loss of the entire amount you invest.

Sandler O’Neill + Partners, L.P., and Evercore Partners, on behalf of the underwriters, expect to deliver the shares to purchasers on or about                     , 2013, subject to customary closing conditions.

SANDLER O’NEILL + PARTNERS, L. P.	EVERCORE PARTNERS	KEEFE, BRUYETTE & WOODS

STIFEL NICOLAUS WEISEL

The date of this prospectus is                     , 2013.

Independent Bank

Located From DFW South Along I-35 to Austin

Oklahoma City
OKLAHOMA
Fort Worth
Dallas
TEXAS
Waco
Austin
Houston
San Antonio
30 branches across 26 communities

Dallas / North Texas

Sherman
Dennison
Denton
McKinney
Plano
Coppell
Fort Worth
Dallas
HQ in McKinney with 22 branches across North DFW

Austin / Central Texas

3 branches in Waco MSA
Waco
Austin
5 branches in Austin MSA

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We and the underwriters have not authorized anyone to provide you with different or additional information. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any different or additional information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it.

This prospectus is not an offer to sell, nor is it seeking an offer to buy, shares of our common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and growth prospects may have changed since that date. Information contained on, or accessible through, our website is not part of this prospectus.

This prospectus includes statistical and other industry and market data that we obtained from industry publications, research, surveys and studies written or conducted by third parties. Our internal data, estimates and forecasts are based on information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that this information (including the industry publications and third party research, surveys and studies) is reliable, we have not independently verified such information. In addition, estimates, forecasts and assumptions are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “RISK FACTORS” section and elsewhere in this prospectus.

Unless otherwise indicated or the context requires, all information in this prospectus:

•	assumes that the underwriters’ option to purchase additional shares of our common stock to cover over-allotments is not exercised;

•	assumes an initial offering price of $ per share, which is the mid-point of the estimated public offering price set forth on the cover page of this prospectus; and

•	gives effect to a -for-one stock split that occurred on , 201 . See “ .”

In this prospectus, “we,” “our,” “us,” “Independent Bank Group” or “the Company” refers to Independent Bank Group, Inc., a Texas corporation, and our consolidated banking subsidiary, Independent Bank, a Texas state chartered bank, unless the context indicates that we refer only to the parent company, Independent Bank Group, Inc. In this prospectus, “Bank” refers to Independent Bank.

Subchapter S Corporation Status

Since 2002, we have elected to be taxed for federal income tax purposes as a “Subchapter S corporation” under the provisions of Sections 1361 through 1379 of the Internal Revenue Code of 1986, as amended. As a result, our net income has not been subject to, and we have not paid, U.S. federal income taxes, and no provision or liability for federal or state income tax has been included in our consolidated financial statements. Unless specifically noted otherwise, any amounts of our consolidated net income or our basic or diluted earnings per share presented in this prospectus, including in our consolidated financial statements and the accompanying notes appearing in this prospectus, do not reflect any provision for or accrual of any expense for federal income tax liability for our Company for any period presented. Upon the consummation of this offering, our status as a Subchapter S corporation will terminate. Thereafter, our net income will be subject to U.S. federal income taxes.

ii

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will continue to be an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year following the fifth anniversary of this offering; (ii) the last day of the fiscal year in which we have more than $1.0 billion in annual revenues; (iii) the date on which we have more than $700 million in market value of our common units held by nonaffiliates; or (iv) the date on which we issue more than $1.0 billion of nonconvertible debt over a three-year period. Until we cease to be an emerging growth company, we may take advantage of specified reduced reporting and other regulatory requirements generally unavailable to other public companies. Those provisions allow us to present only two years of audited financial statements, discuss only our results of operations for two years in related Management’s Discussions and Analyses and provide less than five years of selected financial data in an initial public offering registration statement; to not provide an auditor attestation of our internal control over financial reporting; to choose not to adopt new or revised financial accounting standards until they would apply to private companies; to choose not to comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and our audited financial statements; to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosure regarding our executive compensation; and to not seek a nonbinding advisory vote on executive compensation or golden parachute arrangements.

We have elected to adopt the reduced disclosure requirements described above for purposes of the registration statement of which this prospectus is a part, except for the exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting. We will provide an auditor attestation as to our internal control over financial reporting because, as a regulated financial institution with assets of over $1.0 billion, we are required to provide an auditor attestation as to our internal control over financial reporting. In addition, we have elected not to opt into the requirement that we comply with any new or revised financial accounting standard at such time as companies required to file periodic reports with the SEC, but that are not emerging growth companies, must comply with such new or revised financial accounting standard. As a result of these elections, the information that we provide in this prospectus may be different from the information you may receive from other public companies in which you hold equity interests. In addition, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our shareholders.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “RISK FACTORS;” “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” sections, the historical financial statements and the accompanying notes included in this prospectus, as well as the other documents to which we refer you.

Our Company

We are a Texas based bank holding company headquartered in McKinney, Texas, which is located in the northern portion of the Dallas-Fort Worth metropolitan area. Through our wholly owned subsidiary, Independent Bank, a Texas state chartered bank, we provide a wide range of relationship-driven commercial banking products and services tailored to meet the needs of businesses, professionals and individuals. We operate 30 banking offices in 26 communities in two market regions located in the Dallas-Fort Worth metropolitan area and in the greater Austin area. As of September 30, 2012, we had consolidated total assets of approximately $1.5 billion, total loans of approximately $1.2 billion, total deposits of approximately $1.2 billion and total stockholders’ equity of approximately $117.7 million.

Our History and Growth

While the origins of Independent Bank go back almost 100 years, we began our modern history in 1988 when an investor group led by David Brooks, our Chairman and CEO, and Vincent Viola, our majority shareholder, acquired a small bank in a community north of Dallas. From that first acquisition, we have expanded in the Dallas and Austin areas by growing organically and making strategic acquisitions. Effective January 1, 2009, we merged Independent Bank Group Central Texas (a separate, but affiliated bank holding company operating in Central Texas) into our Company, forming the foundation of our current franchise. From these beginnings and this market base, we have established a record of steady growth and successful operations, while preserving our strong credit culture, as demonstrated by:

•	our balance sheet growth, with a compound annual growth rate, or CAGR, of 14.8% in assets, 15.0% in loans, and 14.8% in deposits for the period January 1, 2010 to September 30, 2012 (annualized);

•	our earnings growth, with a CAGR of 19.8% in net income for the period January 1, 2009 to September 30, 2012 (annualized); and

•

our asset quality, as reflected by a nonperforming assets to total assets ratio of 2.30% and a nonperforming loans to total loans ratio of 0.92% as of September 30, 2012, and a net charge-offs to average loans ratio of 0.05% for the nine months ended September 30, 2012.

Our Strategy

We operate our Company based upon the following core strategies, which we designed to enhance shareholder value by growing strategically while preserving asset quality, improving efficiency and increasing profitability:

•

Grow Organically. We focus on continued organic growth through our existing footprint and business lines. The Dallas/North Texas and Austin/Central Texas market regions in which we currently operate provide abundant opportunities to grow our customer base and expand our market share. We plan to follow our community-focused, relationship-driven customer strategy to increase loans and deposits through our existing locations. Additionally, we intend to add teams of experienced bankers to grow in our current markets and to expand into new markets. Preserving the safety and soundness of our loan portfolio is a fundamental element of our organic growth strategy. We have a strong and conservative credit culture, which allows us to maintain our asset quality as we grow.

•

Grow Through Acquisitions. We plan to continue to take advantage of opportunities to acquire other banking franchises both within and outside our current footprint. Since mid-2010, we have completed four acquisitions that we believe have enhanced shareholder value and our market presence. The following table summarizes each of the four acquisitions completed since 2010:

Acquired Institution/Market	Date of Acquisition	Fair Value of Total Assets Acquired
		(dollars in thousands)
Town Center Bank Dallas/North Texas	July 31, 2010	$37,451

Farmersville Bancshares, Inc. Dallas/North Texas	September 30, 2010	$99,420

I Bank Holding Company, Inc. Austin/Central Texas	April 1, 2012	$172,587

The Community Group, Inc. Dallas/North Texas	October 1, 2012	$110,967	(1)

(1)	Preliminary estimate. Third party appraisals to be received during fourth quarter of 2012 will determine actual amounts.

We believe there will continue to be numerous small to mid-sized banking organizations available for acquisition in our existing market regions and in attractive new markets in Texas, either because of scale and operational challenges, regulatory pressure, management succession issues or shareholder liquidity needs. There are approximately 500 banks in Texas with total assets of less than $1 billion, which affords us future opportunities to make acquisitions that we believe will strengthen our business and increase franchise value over the long term.

•	Improve Efficiency and Increase Profitability. We employ a systematic and calculated approach to increasing our profitability and improving our efficiencies. We have updated our operating capabilities and created synergies within the Company in the areas of technology, data processing, compliance and human resources. We believe that our scalable infrastructure provides us with an efficient operating platform from which to grow in the near term without incurring significant incremental noninterest expenses, which will enhance our returns.

Our Competitive Strengths

We believe the following competitive strengths support our strategy:

•

Experienced Senior Management Team. With a combined 150 years of banking experience, our cohesive senior management team has a long and successful history of managing community banking organizations. We believe that, in addition to our senior executives, we have significant depth in our overall management in areas such as lending, credit administration, finance, operations, and information technology. Our team has a demonstrated track record of managing profitable growth, successfully executing acquisitions, maintaining a strong credit culture, and implementing a relationship-based and community service-focused approach to banking.

•

Well Positioned in Attractive Markets. We have a significant presence in two of the most attractive markets in Texas. The Dallas/North Texas and the Austin/Central Texas areas rank among the fastest growing markets in the nation, a growth that has fueled job creation, commercial development, and housing starts. These economic indicators reflect an expanding economy, both for the entire state and for the regions in which we operate. We have focused our operations in the most economically vibrant portions of these regions, with our headquarters and numerous locations in the growth corridor north of Dallas-Fort Worth and locations in the growing areas of Travis and Williamson Counties in the greater Austin area. We believe our demonstrated ability to operate successfully within these markets will facilitate our continued organic growth as the economies in our markets expand.

•

History of Sustained Profitability. Because we focus on long-term financial performance, we have a history of profitability despite the recent economic headwinds and turmoil in the banking industry. For the years ended December 31, 2009 to December 31, 2011, our net income increased from $7.7 million to $13.7 million, respectively. For the nine months ended September 30, 2012, our net income was $11.3 million, compared with $9.9 million for the nine months ended September 30, 2011.

•

Proven Ability and Demonstrated Success in Acquisition Execution and Integration. As a result of the four acquisitions that we have completed since 2010, which is the second largest number of completed acquisitions by any banking organization in Texas during that period, we have developed an experienced and disciplined acquisition and integration approach capable of identifying candidates, conducting thorough due diligence, determining financial attractiveness, and consummating the acquisition. We have successfully integrated the acquired banks into our existing operational platform and built on the acquired entity’s market presence. Our acquisition experience and our reputation as a successful acquiror position us to continue to capitalize on additional opportunities in the future.

•

Strong Credit Culture. Our disciplined implementation of comprehensive policies and procedures for credit underwriting and administration has enabled us to maintain strong asset quality during our growth and the challenges recently posed by the national economy. While loans secured by real estate constitute a significant portion of our loan portfolio, we manage the risk in the portfolio with prudent underwriting and proactive credit administration. We also mitigate the risk in our portfolio by diversifying industry type and the geographic location of our collateral within the State of Texas.

Our Market Areas

We are located in Texas, which continues to have a rapidly growing population, a high level of job growth, and an attractive business climate. We operate in two market regions situated in the heart of Texas along the Interstate 35 corridor from Dallas to Austin. The communities we serve are a mix of affluent and growing suburban areas in the Dallas-Fort Worth and Austin metropolitan areas, the “New Urbanism” areas of Dallas and Austin, the Waco metropolitan area, and smaller rural communities on the outskirts of the Dallas metropolitan area. We believe our presence in a diversified group of communities enables us to match the strengths of each area with needs in other areas, thereby enhancing our overall operations.

Dallas/North Texas Region. The Dallas-Fort Worth metropolitan area is the fourth largest metropolitan area in the nation based upon the 2011 estimate by the U.S. Census Bureau. This metropolitan statistical area, or MSA, serves as the corporate headquarters for numerous Fortune 500 companies, including Exxon Mobil, AT&T, Texas Instruments, Southwest Airlines, and JCPenney. The Dallas-Fort Worth area also contains several world class hospitals and medical research facilities, major universities, and professional sports franchises. We primarily operate in Collin, Dallas, Denton, and Grayson Counties, which are located in the northern growth corridor of the Dallas-Fort Worth metropolitan area.

The following table reflects our position in the Dallas/North Texas region and highlights key demographics of the counties within this region:

County	Number of Branches(1)	Company Deposits in Market(1)(2)	Percent of Franchise Deposits	Total Population 2011	Projected Population Change 2011-2016	Median Household Income 2011
Collin	10	$474,589	37.1%	804,469	13.99%	$86,909
Grayson	6	276,584	21.6	121,773	3.95	40,861
Denton	3	127,785	10.0	680,782	13.26	68,023
Dallas	2	18,739	2.4	2,386,191	3.23	50,320
Tarrant	1	7,534	0.6	1,836,199	9.01	55,312

County Totals / Weighted Avg.(3)	22	$905,231	71.7%	5,829,414	10.46	68,906

State of Texas				25,525,763	7.76	47,753

(1)	Gives effect to our acquisition of The Community Group, Inc. completed on October 1, 2012 and the closing of a duplicative branch acquired in that transaction.

(2)	Deposits as of June 30, 2012. In thousands.

(3)	Demographics are weighted by the percentage of deposits in each county.

Source:  SNL Financial

Austin/Central Texas Region. Austin is the capital of Texas, the home to The University of Texas, and is a major national cultural, arts, film, and media center. One of the fastest growing areas in the country, it ranked second nationally in percentage population growth from 2010 to 2011 as estimated by the U.S. Census Bureau. Several public high tech companies maintain their corporate headquarters in the Austin metropolitan area, including Dell, Freescale Semiconductor, and National Instruments Corp. In fact, Austin is often dubbed “Silicon Hills” because of the number of technology companies that have operations in this area, including Apple, Google, Facebook, IBM and Advanced Micro Devices. Our Central Texas region also includes the city of Waco, which is located equi-distant between Dallas and Austin and is home to Baylor University.

The following table reflects our position in the Austin/Central Texas region and highlights key demographics of the counties within this region:

County	Number of Branches	Company Deposits in Market(1)	Percent of Franchise Deposits	Total Population 2011	Projected Population Change 2011-2016	Median Household Income 2011
Travis	3	$138,995	10.9%	1,047,498	10.79%	$56,472
Williamson	2	125,105	9.8	438,456	18.18	75,174
McLennan	3	99,011	7.7	236,775	4.08	38,483

County Totals / Weighted Avg.(2)	8	$363,111	28.4%	1,722,729	11.51	58,010

State of Texas				25,525,763	7.76	47,753

(1)	Deposits as of June 30, 2012. In thousands.

(2)	Demographics are weighted by the percentage of the Company’s deposits within each county.

Source:  SNL Financial

Our Corporate Information

Our principal executive offices are located at 1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069-3258, and our telephone number is (972) 562-9004. We maintain an Internet website at www.independent-bank.com. The information contained on or accessible from our website does not constitute a part of this prospectus and is not incorporated by reference herein.

THE OFFERING

The following summary of the offering contains basic information about the offering and our common stock and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of our common stock, please refer to the section of this prospectus entitled “DESCRIPTION OF OUR CAPITAL STOCK.”

Common stock offered by us	shares.

shares if the underwriters’ option is exercised in full.

Common stock to be outstanding after this offering(1)	shares.

shares if the underwriters’ option is exercised in full.

See the additional discussion below regarding the shares of common stock to be outstanding after this offering.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses, will be approximately $ million, or approximately $ million if the underwriters’ option is exercised in full. We intend to use the net proceeds from this offering to support our long-term growth by enhancing our capital ratios to permit future strategic acquisitions and growth initiatives, for the repayment of approximately $12 million in senior secured indebtedness and the repayment of approximately $14 million in subordinated indebtedness, and for general working capital and other corporate purposes. We have no present agreement or plan concerning any specific acquisition or similar transaction. See “USE OF PROCEEDS.”

Dividend policy	It has been our policy to pay a dividend to our common shareholders. Historically, we have been an “electing small business corporation” under subchapter S of the Internal Revenue Code. As such, we have paid distributions to our shareholders to assist them in paying the federal income taxes on the pro rata portion of the Company’s taxable income that “passed through” to our shareholders. We have also historically paid dividends out of Company earnings as a return on the shareholders’ investment. Dividends historically have been declared and paid in the month following the end of each calendar quarter. We have announced that following the completion of our initial public offering, we intend to commence the payment of a $ per share dividend on a quarterly basis to holders of our common stock.

Our dividend policy and practice may change in the future, however, and our board of directors may change or eliminate the payment of future dividends at its discretion, without notice to our shareholders. For additional information, see “DIVIDEND POLICY” on page .

Directed Share Program	The underwriters have reserved for sale at the initial public offering price up to 5% of the common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing our common stock in the offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read “UNDERWRITING” beginning on page .

Proposed NASDAQ listing	We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “IBTX.”

Risk Factors	An investment in shares of our common stock involves a high degree of risk. You should carefully read and consider the risks discussed in the “RISK FACTORS” and “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” sections of this prospectus and all other information in this prospectus before making a decision to invest in shares of our common stock.

(1)	The number of shares of common stock to be outstanding after this offering is based on 2,584,282 shares outstanding as of December 15, 2012, and excludes:

•	18,300 shares of our common stock granted as “restricted shares” subject to a five-year vesting requirement that ends in 2017;

•	47,045 shares of our common stock, issuable upon exercise of outstanding warrants at an exercise price of $55.00 per share; and

•

250,000 shares of our common stock available for future issuance under the Independent Bank Group, Inc. 2013 Equity Incentive Plan, out of which we plan to grant restricted stock awards of 35,100 shares of our common stock in connection with the consummation of the offering.

SELECTED FINANCIAL INFORMATION

The following selected consolidated financial data as of and for the years ended December 31, 2011 and 2010 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus, and the selected income statement data for the year ended December 31, 2009 have been derived from our audited consolidated financial statements not appearing in this prospectus. The selected consolidated financial data as of September 30, 2012, and for the nine months ended September 30, 2012 and 2011 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and the selected balance sheet data as of September 30, 2011, have been derived from our unaudited interim consolidated balance sheet not appearing in this prospectus and include all adjustments consisting of normal recurring adjustments that we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 2012, are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

You should read the following financial data in conjunction with other information contained in this prospectus, including the information set forth under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS,” and the financial statements and related accompanying notes included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period. As described elsewhere in this prospectus, we have consummated several acquisitions in recent fiscal periods. The results and other financial data of these acquired operations are not included in the table below for the periods prior to their respective acquisition date and, therefore, the results and other financial data for these prior periods are not comparable in all respects and may not be predictive of our future results.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2012	2011	2011	2010	2009
(dollars in thousands except per share)	(Unaudited)
Selected Income Statement Data
Interest income	$51,676	$44,202	$59,639	$51,734	$48,747
Interest expense	9,914	10,087	13,358	13,669	15,721
Net interest income	41,762	34,115	46,281	38,065	33,026
Provision for loan losses	2,255	1,650	1,650	4,043	3,446
Net interest income after provision for loan losses	39,507	32,465	44,631	34,022	29,580
Noninterest income (excluding acquisition gains)	5,612	5,414	7,708	5,464	5,212
Gain on acquisitions	—	—	—	6,692	—
Noninterest expense	33,831	28,011	38,639	33,062	27,136
Net income	11,288	9,868	13,700	13,116	7,656
Pro forma net income(1) (unaudited)	7,653	6,740	9,357	8,775	5,189

Per Share Data (Common Stock)(2)
Earnings:
Basic	$4.72	$4.62	$6.41	$6.25	$4.12
Diluted(3)	4.70	4.62	6.40	6.25	4.12
Pro forma earnings:(1)
Basic	3.20	3.15	4.38	4.18	2.79
Diluted(3)	3.19	3.15	4.37	4.18	2.79
Dividends(4)	2.38	2.04	2.85	2.03	1.81
Book value(5)	46.62	39.06	40.17	35.62	30.16
Tangible book value(6)	35.89	32.51	33.69	28.85	23.82

Selected Period End Balance Sheet Data
Total assets	$1,516,070	$1,209,687	$1,254,377	$1,098,216	$905,115
Cash and cash equivalents	42,797	48,718	56,654	86,346	58,089
Securities available for sale	98,427	93,696	93,991	52,611	3,182
Total loans (gross)	1,229,831	950,595	988,671	860,128	724,709
Allowance for loan losses	10,901	9,082	9,060	8,403	6,742
Goodwill and core deposit intangible	27,097	14,027	13,886	14,453	13,136
Other real estate owned	7,799	10,315	8,392	7,854	5,623
Adriatica real estate owned(7)	15,836	17,391	16,065	—	—
Noninterest-bearing deposits	198,935	154,564	168,849	133,307	114,880
Interest-bearing deposits	1,013,675	857,141	861,635	794,236	608,672
Borrowings (other than junior subordinated debentures)	164,981	95,043	118,086	75,656	101,682
Junior subordinated debentures(8)	14,538	14,538	14,538	14,538	14,538
Total stockholders’ equity	117,732	83,613	85,997	76,044	62,479

Selected Performance Metrics
Return on average assets(9)	1.06%	1.13%	1.16%	1.35%	0.87%
Return on average equity(9)	14.60	16.30	17.40	19.20	15.80
Pro forma return on average assets(1)(9)	0.72	0.77	0.79	0.91	0.59
Pro forma return on average equity(1)(9)	9.91	11.51	11.86	12.84	10.68
Net interest margin(10)	4.41	4.41	4.42	4.43	4.29
Efficiency ratio(11)	71.41	70.86	71.57	75.95	70.82
Dividend payout ratio(12)	13.51	13.58	13.26	13.54	20.04

Credit Quality Ratios
Nonperforming assets to total assets	2.30%	3.06%	2.85%	2.19%	1.92%
Nonperforming loans to total loans(13)	0.92	0.97	1.14	1.89	1.62
Allowance for loan losses to nonperforming loans(13)	96.83	98.12	80.32	51.93	57.61
Allowance for loan losses to total loans	0.89	0.96	0.92	0.98	0.93
Net charge-offs to average loans outstanding	0.05	0.14	0.11	0.31	0.21

Capital Ratios
Tier 1 capital to average assets	6.93%	6.81%	6.89%	6.98%	7.22%
Tier 1 capital to risk-weighted assets(14)	8.68	8.54	8.59	8.88	8.93
Total capital to risk-weighted assets(14)	11.25	11.30	11.19	11.10	11.24
Total stockholders’ equity to total assets	7.77	6.91	6.86	6.92	6.90
Tangible common equity to tangible assets(15)	6.09	5.82	5.81	5.68	5.53

(1)	We have calculated our pro forma net income, pro forma earnings per share on a basic and diluted basis, pro forma return on average assets and pro forma return on average equity for each period shown by calculating a pro forma provision for federal income taxes using an assumed annual effective federal income tax rate of 32.2% and 31.7% for the nine-month periods ended September 30, 2012 and 2011, respectively, and 31.7%, 33.1% and 32.2% for the years ended December 31, 2011, 2010 and 2009, respectively, and adjusting our historical net income for each period to give effect to the pro forma provision for federal income taxes for such period.

(2)	The per share amounts and the weighted-average shares outstanding for each of the periods shown have been adjusted to give effect to the for 1 split of the shares of the Company’s common stock that was effective as of , 2013.

(3)	We calculated our diluted earnings per share for each period shown as our net income divided by the weighted-average number of our common shares outstanding during the relevant period adjusted for the dilutive effect of outstanding warrants to purchase shares of common stock. See Note 1 to our consolidated financial statements appearing elsewhere in this prospectus for more information regarding the dilutive effect of our outstanding warrants. Earnings per share on a basic and diluted basis and pro forma earnings per share on a basic and diluted basis were calculated using the following outstanding share amounts:

	As of September 30,		As of December 31,
	2012	2011	2011	2010	2009
Weighted average shares outstanding-basic	2,344,612	2,083,907	2,083,917	2,036,945	1,771,050
Weighted average shares outstanding-diluted	2,351,850	2,083,907	2,085,962	2,036,945	1,771,050

(4)	Dividends declared include the cash distributions paid to our shareholders in the relevant period to provide them with funds to pay their federal income tax liabilities incurred as a result of the pass-through of our net taxable income for such period to our shareholders as holders of shares in an S corporation for federal income tax purposes. The aggregate amounts of such cash distributions relating to the payment of tax liabilities were $1.96 per share and $1.37 per share for the nine months ended September 30, 2012 and 2011, respectively, and $2.00 per share, $1.16 per share and $0.96 per share for the years ended December 31, 2011, 2010 and 2009, respectively.

(5)	Book value per share equals our total stockholders’ equity as of the date presented divided by the number of shares of our common stock outstanding at the date presented. The number of shares of our common stock outstanding at September 30, 2012 and 2011 was 2,525,568 shares and 2,140,715 shares, respectively, and as of December 31, 2011, 2010 and 2009 was 2,140,715 shares, 2,135,101 shares and 2,071,266 shares, respectively.

(6)	We calculate tangible book value per share as total stockholders’ equity less goodwill and other intangible assets divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value is a non-GAAP financial measure, and, as we calculate tangible book value, the most directly comparable GAAP financial measure is total stockholders’ equity. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Non-GAAP Financial Measures.”

(7)	See “BUSINESS – IBG Adriatica” for information regarding the real property owned by our subsidiary, IBG Adriatica.

(8)	Each of four wholly owned, but nonconsolidated, subsidiaries of the Company holds a series of our junior subordinated debentures purchased by the subsidiary in connection with and paid for with the proceeds of the issuance of trust issued preferred securities by that subsidiary. We have guaranteed the payment of the amounts payable under each of those issues of trust issued preferred securities.

(9)	We have calculated our return on average assets and return on average equity for a period by dividing net income for that period by our average assets and average equity, as the case may be, for that period. We have calculated our pro forma return on average assets and pro forma return on average equity for a period by calculating our pro forma net income for that period as described in note 1 above and dividing that by our average assets and average equity, as the case be, for that period. We calculate our average assets and average equity for a period by dividing the sum of our total asset balance or total stockholder’s equity balance, as the case may be, as of the close of business on each day in the relevant period and dividing by the number of days in the period. Such ratios for the nine months ended September 30, 2012 and 2011 are annualized.

(10)	Net interest margin represents net interest income divided by average interest-earning assets. These ratios for the nine months ended September 30, 2012 and 2011 are annualized.

(11)	Efficiency ratio represents noninterest expenses divided by the sum of net interest income and noninterest income, excluding bargain purchase gains recognized in connection with certain of our acquisitions and realized gains or losses from sales of investment securities.

(12)	We calculate our dividend payout ratio for each period presented as the dividends paid per share for such period (excluding cash distributions made to shareholders in connection with tax liabilities as described in note (4) above) divided by our basic earnings per share for such period.

(13)	Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest and accruing loans modified under troubled debt restructurings.

(14)	We calculate our risk-weighted assets using the standardized method of the Basel II Framework, as implemented by the Federal Reserve and the FDIC.

(15)	We calculate tangible common equity as total stockholders’ equity less goodwill and other intangible assets and we calculate tangible assets as total assets less goodwill and other intangible assets. Tangible common equity to tangible assets is a non-GAAP financial measure, and as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total stockholders’ equity to total assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Non-GAAP Financial Measures.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should carefully consider the risks described below, together with all other information included in this prospectus, including our historical financial statements and accompanying notes. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations and growth prospects could be materially and adversely affected. In that case, you could experience a partial or complete loss of your investment.

Risks Related to Our Business

Our success depends significantly on our management team, and the loss of our senior executive officers or other key employees and our inability to recruit or retain suitable replacements could adversely affect our business, results of operations and growth prospects.

Our success depends significantly on the continued service and skills of our existing executive management team, particularly David Brooks, our Chairman of the Board and Chief Executive Officer, Torry Berntsen, our Vice Chairman and Chief Operating Officer, Daniel Brooks, our Vice Chairman and Chief Risk Officer, Brian Hobart, our Senior Executive Vice President and Chief Lending Officer, Michelle Hickox, our Executive Vice President and Chief Financial Officer, and Jan Webb, our Executive Vice President and Secretary. The implementation of our business and growth strategies also depends significantly on our ability to retain employees with experience and business relationships within their respective market areas. Our officers may terminate their employment with us at any time, and we could have difficulty replacing such officers with persons who are experienced in the specialized aspects of our business or who have ties to the communities within our market areas. The loss of any of our key personnel could therefore have an adverse impact on our business and growth.

The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operations and may divert focus from our business operations.

We have not been required in the past to comply with the requirements of the U.S. Securities and Exchange Commission, or SEC, to file periodic reports with the SEC or to have our consolidated financial statements completed, reviewed or audited and filed within a specified time. As a publicly traded company following completion of this offering, we will be required to file periodic reports containing our consolidated financial statements with the SEC within a specified time following the completion of quarterly and annual periods. As a public company, we will also incur significant legal, accounting, insurance and other expenses. Compliance with these reporting requirements and other rules of the SEC and the rules of the NASDAQ will increase our legal and financial compliance costs and make some activities more time consuming and costly. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from successfully implementing our strategic initiatives and improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

Our business concentration in Texas imposes risks and may magnify the adverse effects and consequences to us resulting from any regional or local economic downturn affecting Texas.

We conduct our operations almost exclusively in Texas as approximately 98% of the loans in our loan portfolio are secured by properties and collateral located in Texas. Likewise, approximately 96% of the loans in our loan portfolio are made to borrowers who live and/or conduct business in Texas. This geographic concentration imposes risks from lack of geographic diversification. The economic conditions in Texas affect our business, financial condition, results of operations, and future prospects, where adverse economic developments, among other things, could affect the volume of loan originations, increase the level of nonperforming assets, increase the rate of foreclosure losses on loans and reduce the value of our loans and loan servicing portfolio. Any regional or local economic downturn that affects Texas or existing or prospective borrowers or property values in such areas may affect us and our profitability more significantly and more adversely than our competitors whose operations are less geographically concentrated.

Our small to medium-sized business customers may have fewer financial resources to weather a downturn in the economy, which may impair a borrower’s ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.

We focus our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact the north and central Texas area or the Texas market generally and small to medium-sized businesses are adversely affected, our results of operations and financial condition may be negatively affected.

Our strategy of pursuing acquisitions exposes us to financial, execution and operational risks that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We have been pursuing a growth strategy that includes the acquisition of other financial institutions in target markets. We have completed four acquisitions since 2010, and we intend to continue this strategy. Such an acquisition strategy, involves significant risks, including the following:

•	finding suitable markets for expansion;

•	finding suitable candidates for acquisition;

•	attracting funding to support additional growth;

•	maintaining asset quality;

•	attracting and retaining qualified management; and

•	maintaining adequate regulatory capital.

Acquisitions of financial institutions also involve operational risks and uncertainties, and acquired companies may have unknown or contingent liabilities with no available manner of recourse, exposure to unexpected asset quality problems, key employee and customer retention problems and other problems that could negatively affect our organization. We may not be able to complete future acquisitions or, if completed, we may not be able to successfully integrate the operations, management, products and services of the entities that we acquire and eliminate redundancies. The integration process may also require significant time and attention from our management that they would otherwise direct toward servicing existing business and developing new business. Acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. Failure to successfully integrate the entities we acquire into our existing operations may increase our operating costs significantly and adversely affect our business and earnings.

If we do not manage our growth effectively, our business, financial condition, results of operations and future prospects could be negatively affected, and we may not be able to continue to implement our business strategy and successfully conduct our operations.

If the goodwill that we recorded in connection with a business acquisition becomes impaired, it could require charges to earnings, which would have a negative impact on our financial condition and results of operations.

Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets we acquired in connection with the purchase of another financial institution. We review goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of the asset might be impaired.

We determine impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. As of September 30, 2012, our goodwill totaled $23.9 million. While we have not recorded any such impairment charges since we initially recorded the goodwill, there can be no assurance that our future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on our financial condition and results of operations.

If we do not effectively manage our asset quality and credit risk, we would experience loan losses which could have a material adverse effect on our financial condition and results of operation.

Making any loan involves risk, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and cash flows available to service debt, and risks resulting from changes in economic and market conditions. Our credit risk approval and monitoring procedures may fail to identify or reduce these credit risks, and they cannot completely eliminate all credit risks related to our loan portfolio. If the overall economic climate in the United States, generally, or our market areas, specifically, experience material disruption, our borrowers may experience difficulties in repaying their loans, the collateral we hold may decrease in value or become illiquid, and the level of nonperforming loans, charge-offs and delinquencies could rise and require additional provisions for loan losses, which would cause our net income and return on equity to decrease.

Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

As of September 30, 2012, approximately 84.0% of our loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. As a result, adverse developments affecting real estate values in our market areas could increase the credit risk associated with our real estate loan portfolio. Even though the Texas real estate market has been more stable than real estate markets in other parts of the country, real estate values in many Texas markets have declined in recent years. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the area in which the real estate is located. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, and could result in losses that would adversely affect credit quality, financial condition, and results of operation. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses would have a material adverse impact on our business, results of operations and growth prospects. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses, which could adversely affect our financial condition, results of operations and cash flows.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.

We establish our allowance for loan losses and maintain it at a level considered adequate by management to absorb probable loan losses based on our analysis of our portfolio and market environment. The allowance for loan losses represents our estimate of probable losses in the portfolio at each balance sheet date and is based upon relevant information available to us. The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio and credit undertakings that are not specifically identified. Additions to the allowance for loan losses, which are charged to earnings through the provision for loan losses, are determined based on a variety of factors, including an analysis of the loan portfolio, historical loss experience and an evaluation of current economic conditions in our market areas. The actual amount of loan losses is affected by changes in economic, operating and other conditions within our markets, as well as changes in the financial condition, cash flows, and operations of our borrowers, all of which are beyond our control, and such losses may exceed current estimates.

As of September 30, 2012, our allowance for loan losses as a percentage of total loans was 0.92% and as a percentage of total nonperforming loans was 96.83%. Additional loan losses will likely occur in the future and may occur at a rate greater than we have previously experienced. We may be required to take additional provisions for loan losses in the future to further supplement the allowance for loan losses, either due to management’s decision to do so or requirements by our banking regulators. In addition, bank regulatory agencies will periodically review our allowance for loan losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure. Such regulatory agencies may require us to recognize future charge-offs. These adjustments may adversely affect our business, financial condition and results of operations.

A lack of liquidity could adversely affect our operations and jeopardize our business, financial condition, and results of operations.

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of our investment securities, Federal Home Loan Bank advances, the sale of loans, and other sources could have a substantial negative effect on our liquidity. Our most important source of funds consists of deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income.

Other primary sources of funds consist of cash flows from operations, investment maturities and sales of investment securities, and proceeds from the issuance and sale of our equity and debt securities to investors. Additional liquidity is provided by the ability to borrow from the Federal Reserve Bank and the Federal Home Loan Bank. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, pay dividends to our shareholders, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our ability to maintain regulatory compliance, would be adversely affected.

We face significant capital and other regulatory requirements as a financial institution. We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. In addition, the Company, on a consolidated basis, and the Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. We face significant capital and other regulatory requirements as a financial institution. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

Interest rate shifts may reduce net interest income and otherwise negatively impact our financial condition and results of operations.

The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest-earning assets, such as loans and investment securities, and interest paid by us on our interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will negatively impact our earnings. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply, and international disorder and instability in domestic and foreign financial markets.

Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates.

Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.

If short-term interest rates remain at their historically low levels for a prolonged period, and assuming longer term interest rates fall further, we could experience net interest margin compression as our interest earning assets would continue to reprice downward while our interest-bearing liability rates could fail to decline in tandem. Such an occurrence would have a material adverse effect on our net interest income and our results of operations.

We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

While we attempt to invest a significant percentage of our assets in loans (our loan to deposit ratio was 100.1% as of September 30, 2012), we invest a percentage of our total assets (approximately 6.5% as of September 30, 2012) in investment securities as part of our overall liquidity strategy. As of September 30, 2012, the fair value of our securities portfolio was approximately $98.4 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause an other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our financial condition and results of operations.

We face strong competition from financial services companies and other companies that offer banking services, which could harm our business.

We conduct our operations almost exclusively in Texas. Many of our competitors offer the same, or a wider variety of, banking services within our market areas. These competitors include banks with nationwide operations, regional banks and other community banks. We also face competition from many other types of financial institutions, including savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In addition, a number of out-of-state financial intermediaries have opened production offices, or otherwise solicit deposits, in our market areas. Increased competition in our markets may result in reduced loans and deposits, as well as reduced net interest margin and profitability. Ultimately, we may not be able to compete successfully against current and future competitors. If we are unable to attract and retain banking customers, we may be unable to continue to grow our loan and deposit portfolios, and our business, financial condition and results of operations may be adversely affected.

We have a continuing need for technological change, and we may not have the resources to effectively implement new technology, or we may experience operational challenges when implementing new technology.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our market area. We may experience operational challenges as we implement these new technology enhancements or products, which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that we will be able to provide, which would put us at a competitive disadvantage. Accordingly, we may not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure we use could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes breakdowns or disruptions in our customer relationship management, general ledger, deposit, loan and other systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on us. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and may cause existing and potential customers to refrain from doing business with us. In addition, advances in computer capabilities could result in a compromise or breach of the systems we and our third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could have a material adverse effect on our financial condition and results of operations.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

We depend on a number of relationships with third-party service providers. Specifically, we receive core systems processing, essential web hosting and other Internet systems, deposit processing and other processing services from third-party service providers. If these third-party service providers experience difficulties, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected, perhaps materially. Even if we are able to replace third party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, we rely heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans we will originate, as well as the terms of those loans. If any of the information upon which we rely is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to asset funding, the value of the asset may be significantly lower than expected, or we may fund a loan that we would not have funded or on terms we would not have extended. Whether a misrepresentation is made by the applicant or another third party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations are often difficult to locate, and it is often difficult to recover any of the monetary losses we may suffer.

We could be subject to environmental risks and associated costs on our foreclosed real estate assets, which could materially and adversely affect us.

A significant portion of our loan portfolio is comprised of loans collateralized by real estate. There is a risk that hazardous or toxic waste could be discovered on the properties that secure our loans. If we acquire such properties as a result of foreclosure, we could be held responsible for the cost of cleaning up or removing this waste, and this cost could exceed the value of the underlying properties and materially and adversely affect us.

Severe weather, natural disasters, acts of war or terrorism and other external events could have a material adverse effect on us.

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business. In addition, such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. The occurrence of any such event in the future could have a material adverse effect on our business, which, in turn, could have a material adverse effect on us.

Our subsidiary, IBG Adriatica, may not be able to dispose of its real estate holdings in a timely manner at prices at least equal to the amount of our investment, which could adversely affect our earnings.

We formed IBG Adriatica as a wholly owned subsidiary in June 2011 to acquire certain loans from an unaffiliated bank. The loans had an aggregate face value of approximately $23.0 million at acquisition and were secured by approximately 27 acres of real property located in the Adriatica Development in McKinney, Texas. The purchase price for the loans was $16.3 million, of which $12.2 million was borrowed by IBG Adriatica from the selling lender and $10.5 million remained outstanding as of September 30, 2012. The Company has guaranteed this loan. IBG Adriatica subsequently acquired all of the real property securing the loans through a deed in lieu of foreclosure. See “Business – IBG Adriatica”.

IBG Adriatica will not act as a developer of the real property; rather, it plans to sell the real property to real estate developers and end-user businesses and homeowners. If IBG Adriatica is unable to sell the real property at prices sufficient to repay the loan owed to its lender, IBG Adriatica, and the Company as guarantor and on a consolidated basis, could incur a loss. Depending on the amount of the loss, if any, such loss could have a material effect on the Company’s consolidated financial condition and adversely effect its business and earnings.

IBG Adriatica has engaged and will engage in transactions with principals of the Company which, because of the inherent conflict of interest, creates a risk that the terms of such transactions may not be favorable to the Company.

IBG Adriatica has sold approximately 16,000 square feet of undeveloped real property and an associated interest in the common areas of the Adriatica Development to Himalayan Ventures, L.P. Himalayan Ventures is an investment partnership comprised of principals of the Company, including Vincent Viola, our largest shareholder, David Brooks, our Chairman of the Board and CEO, Torry Berntsen, our Vice Chairman and Chief Operating Officer, Dan Brooks, our Vice Chairman and Chief Risk Officer, and Doug Cifu, a director of the Company. The purchase price paid for the property was based on the appraised value and was approved by an independent committee of the Board of Directors of the Company. IBG Adriatica has plans to sell an additional five acres to Himalayan Ventures and has granted an option to Himalayan Ventures to acquire an additional 32,000 square feet of real property in the development. Banking regulations require that all such transactions be based on the appraised value of the property. While the Company believes that these transactions are and will be consistent with terms that are at least as favorable to the Company as could have been arranged with unrelated third parties, there is inherent risk in these transactions given the conflict of interest arising from the involvement of the Company’s principals in Himalayan Ventures.

Our Chairman and CEO, our largest shareholder, and certain other officers and directors of the Company, are business partners in business ventures in addition to our Company, which creates potential conflicts of interest and corporate governance issues.

In addition to Himalayan Ventures, Messrs. David Brooks, Viola, Cifu, Berntsen and Dan Brooks control NL Holdings, Inc., the parent company of Noel-Levitz, Inc., a higher education consulting firm. A dispute between these individuals in connection with a business venture outside of the Company could impact their relationship at the Company and, because of their prominence within the Company, the Company itself.

Risks Related to this Offering and an Investment in our Common Stock

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to this offering there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration.

We are dependent upon the Bank for cash flow, and the Bank’s ability to make cash distributions is restricted.

Our primary tangible asset is the Bank. As such, we depend upon the Bank for cash distributions (through dividends on the Bank’s stock) that we use to pay our operating expenses, satisfy our obligations (including our senior indebtedness, or subordinated debentures, and our junior subordinated indebtedness issued in connection with trust preferred securities), and to pay dividends on the Company’s common stock. There are numerous laws and banking regulations that limit the Bank’s ability to pay dividends to the Company. If the Bank is unable to pay dividends to the Company, we will not be able to satisfy our obligations or pay dividends on the Company common stock. Federal and state statutes and regulations restrict the Bank’s ability to make cash distributions to the Company. These statutes and regulations require, among other things, that the Bank maintain certain levels of capital in order to pay a dividend. Further, state and federal banking authorities have the ability to restrict the payment of dividends by supervisory action.

Our dividend policy may change without notice, and our future ability to pay dividends is subject to restrictions.

Although we have historically paid dividends to our shareholders, we have no obligation to continue doing so and may change our dividend policy at any time without notice to our shareholders. Holders of our common stock are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for such payments. Holders of the Company’s common stock are entitled to receive only such dividends as the Company’s Board of Directors may declare out of funds legally available for such payments.

Any declaration and payment of dividends on common stock will depend upon the Company’s earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, the Company’s ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the Board of Directors. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs, and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends paid to our common shareholders.

The Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, level of current and prospective earnings and level, composition and quality of capital. The guidance provides that the Company inform and consult with the Federal Reserve Board prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to the Company’s capital structure, including interest on the subordinated debentures underlying the Company’s trust preferred securities. If required payments on the Company’s outstanding junior subordinated debentures, held by its unconsolidated subsidiary trusts, are not made or are suspended, the Company will be prohibited from paying dividends on its common stock. See “DIVIDEND POLICY.”

Our majority shareholder and Board of Directors have historically controlled, and in the future will continue to be able to control, the Company.

Collectively, Messrs. Viola and David Brooks own 69.6% of our outstanding common stock on a fully diluted basis. Vincent Viola, the majority shareholder of our Company, currently owns 57.0% of our outstanding common stock, and David Brooks, our Chairman of the Board and CEO, currently owns 12.6% of our common stock, each calculated on a fully diluted basis. Further, our other directors and executive officers currently own collectively approximately 14% of our outstanding common stock, and we anticipate that Messrs. Viola and Brooks and these other directors will also purchase additional shares in the offering.

After the offering, we anticipate that Mr. Viola will continue to be our largest single shareholder and that Mr. Viola, Mr. David Brooks, and the other directors and executive officers will collectively own more than 50% of our outstanding common stock. As a result, these individuals will be able to control the election of the Board of Directors and otherwise exert controlling influence in our management and policies. Further, given the large ownership position of these individuals, it will be difficult for any other shareholder to elect members to our Board of Directors or otherwise influence our management or direction of the Company.

In addition, three of our directors have close professional and personal ties to Vincent Viola, our majority shareholder. Doug Cifu is the President and Chief Operating Officer of Virtu Financial, LLC, Mr. Viola’s primary operating entity; Torry Berntsen, our Vice Chairman and Chief Operating Officer, was formerly Vice Chairman of Virtu Management, LLC, Mr. Viola’s family investment vehicle; and Michael Viola is the son of Vincent Viola. Further, David Brooks, our Chairman and CEO, has a 24 year history of ownership and operation of the Bank with Vincent Viola; and he has joint investments with Mr. Viola outside of the Company. Given these close relationships, even though he will not serve on our Board, Mr. Viola will continue to have a large influence over the direction and operation of the Company. See “MANAGEMENT.”

Our corporate organizational documents and the provisions of Texas law to which we are subject may delay, make more difficult or prevent an attempted acquisition of the Company that you may favor.

Our proposed certificate of formation and bylaws contain various provisions that may delay, discourage or prevent an attempted acquisition or change of control of the Company. These provisions include:

•	staggered term for directors;

•	a provision that directors cannot be removed except for cause;

•

a provision that any special meeting of our shareholders may be called only by a majority of the board of directors, the Chairman or a holder or group of holders of at least 20% of our shares entitled to vote at the meeting;

•	a provision that requires the vote of two-thirds of the shares outstanding for major corporate actions, such as an amendment to the Company’s certificate of formation or a merger;

•

a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered only at an annual or special meeting of shareholders; and

•	a provision that denies shareholders the right to amend our bylaws.

Our certificate of formation provides for noncumulative voting for directors and authorizes the board of directors to issue shares of its preferred stock without shareholder approval and upon such terms as the board of directors may determine. The issuance of our preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in us. In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of the Company. See “DESCRIPTION OF OUR CAPITAL STOCK.”

Our management will have broad discretion as to the use of proceeds from this offering, and you may not agree with the manner in which we use the proceeds.

While we anticipate using approximately $12 million of the offering proceeds to retire all of senior secured indebtedness and approximately $14 million of our subordinated debt, we have not formally designated the amount of net proceeds that we will use for any other particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and invest the net proceeds. We may not be successful in using the net proceeds from this offering to increase our profitability or market value, and we cannot predict whether the proceeds will be invested to yield a favorable return.

The Company has pledged all of the stock of its principal asset, Independent Bank, as collateral for a loan; and if the lender forecloses, you could lose your investment.

The Company has pledged all of the stock of the Bank to secure approximately $12 million in senior indebtedness. Although we anticipate repaying this indebtedness in full with a portion of the offering proceeds, we may elect not to repay this indebtedness. If we do not repay this indebtedness, or if in the future we incur indebtedness and secure it with the stock of Independent Bank, and if we were to default on any such indebtedness, the lender could foreclose on the Bank stock, and we would lose our principal asset. In that event, if the value of the Independent Bank stock is less than the amount of the indebtedness, you would lose the entire amount of your investment.

The holders of our debt obligations and any shares of our preferred stock that may be outstanding in the future will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and preferred dividends.

In the event of any liquidation, dissolution or winding up of the Company, our common stock would rank below all claims of debt holders against us. As of the date of this prospectus, we had outstanding $12.9 million of senior secured indebtedness, $21.0 million of subordinated debentures held by investors, and $14.5 million of junior subordinated debentures issued to statutory trusts that, in turn, issued $14.1 million of trust preferred securities. As of the date of this prospectus, there were 10,000,000 shares of our preferred stock authorized, none of which were issued or outstanding. Although we anticipate repaying all of our senior secured indebtedness and approximately $14.0 million of our subordinated debt, we may elect not to repay that indebtedness or we may in the future incur additional indebtedness which would have priority over our common stock in the event of a liquidation.

Upon the liquidation, dissolution or winding up of the Company, holders of our common stock will not be entitled to receive any payment or other distribution of assets until after all of our obligations to our debt holders have been satisfied and holders of trust preferred securities have received any payment or distribution due to them. In addition, we are required to pay interest on our subordinated debentures and junior subordinated debentures issued in connection with our trust preferred securities before we pay any dividends on our common stock. Furthermore, while we have no shares of preferred stock outstanding, our board of directors may also, in its sole discretion, designate and issue one or more series of preferred stock from our authorized and unissued preferred stock, which may have preferences with respect to common stock in dissolution, dividends, liquidation or otherwise.

Prior to this offering, we were treated as an S-corporation under Subchapter S of the Internal Revenue Code, and claims of taxing authorities related to our prior status as an S-corporation could harm us.

Upon consummation of this offering, our S-corporation status will terminate and we will be treated as a C-corporation under Subchapter C of the Internal Revenue Code of 1986, as amended, which is applicable to most corporations and treats the corporation as an entity that is separate and distinct from its shareholders. If the unaudited, open tax years in which we were an S-corporation are audited by the Internal Revenue Service, and we are determined not to have qualified for, or to have violated, our S-corporation status, we will be obligated to pay back taxes, interest and penalties, and we do not have the right to reclaim tax distributions that we have made to our shareholders during those periods. These amounts could include taxes on all of our taxable income while we were an S-corporation. Any such claims could result in additional costs to us and could have a material adverse effect on our results of operations and financial condition.

We will enter into tax indemnification agreements with our current shareholders, including Messrs. Viola and David Brooks, and could become obligated to make payments to them for any additional federal, state or local income taxes assessed against them for fiscal periods prior to the completion of this offering.

We historically have been treated as an S-corporation for U.S. federal income tax purposes. In connection with this offering, our S-corporation status will terminate and we will thereafter be subject to federal and increased state income taxes. In the event of an adjustment to our reported taxable income for a period or periods prior to termination of our S-corporation status, our existing shareholders could be liable for additional income taxes for those prior periods. Therefore, we will enter into tax indemnification agreements with our existing shareholders prior to or upon consummation of this offering. Pursuant to the tax indemnification agreements, we will agree that upon filing any tax return (amended or otherwise), or in the event of any restatement of our taxable income, in each case for any period during which we were an S-corporation, we will make a payment to each shareholder on a pro rata basis in an amount sufficient so that the shareholder with the highest incremental estimated tax liability (calculated as if the shareholder would be taxable on its allocable share of our taxable income at the highest applicable federal, state and local tax rates and taking into account all amounts we previously distributed in respect of taxes for the relevant period) receives a payment equal to that shareholder’s incremental tax liability. We will also agree to indemnify the shareholders for any interest, penalties, losses, costs or expenses (including reasonable attorneys’ fees) arising out of any claim under the agreements.

The price of our common stock could be volatile following this offering.

The market price of our common stock following this offering may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, among other things:

•	actual or anticipated variations in our quarterly and annual results of operations;

•	recommendations or lack thereof by securities analysts;

•	failure to meet market predictions of our earnings;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends, concerns and other issues in the financial services industry, including the failures of other financial institutions in the recent economic downturn;

•	perceptions in the marketplace regarding us and/or our competitors;

•	new technology used, or services offered, by competitors; and

•	changes in government regulations.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

If equity research analysts do not publish research or reports about our business, or if they do publish such reports but issue unfavorable commentary or downgrade our common stock, the price and trading volume of our common stock could decline.

The trading market for our common stock could be affected by whether and to what extent equity research analysts publish research or reports about us and our business. We cannot predict at this time whether any research analysts will cover us and our common stock or whether they will publish research and reports on us. If one or more equity analysts cover us and publish research reports about our common stock, the price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us.

If any of the analysts who elect to cover us downgrade their recommendation with respect to our common stock, our stock price could decline rapidly. If any of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than our existing net tangible book value per share. As a result, you will incur immediate dilution of $         per share, representing the difference between the initial public offering price of $         per share (the mid-point of the range set forth on the cover page of this prospectus) and our adjusted net tangible book value per share after giving effect to this offering. This represents     % dilution from the initial public offering price.

Future equity issuances could result in dilution, which could cause our common stock price to decline.

We are generally not restricted from issuing additional shares of our common stock up to the 100 million shares authorized in our certificate of formation. We may issue additional shares of our common stock in the future pursuant to current or future employee stock option plans, upon exercise of warrants or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock or securities convertible into common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

Future sales of our common stock could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of our common stock to decline or limit our future ability to raise capital through an offering of equity securities.

After completion of this offering, there will be             shares of our common stock outstanding. All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our “affiliates” within the meaning of Rule 144 under the Securities Act, which shares will be subject to the resale limitations of Rule 144, or shares purchased under the directed share program, which shares will be subject to a 180-day lock-up period. Our directors, executive officers and certain other shareholders have agreed to enter into lock-up agreements (and purchasers of shares of our common stock under the directed share program will agree to restrictions) generally providing, subject to limited exceptions, that they will not, without the prior written consent of Sandler O’Neill + Partners, L.P., directly or indirectly, during the period ending 180 days after the date of this prospectus, offer to sell, or otherwise dispose of any shares of our common stock.

Following the completion of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering the 250,000 shares of our common stock reserved for issuance under our 2013 Equity Incentive Plan. Accordingly, subject to certain vesting requirements, shares registered under that registration statement will be available for sale in the open market immediately by persons other than our executive officers and directors and immediately after the lock-up agreements expire by our executive officers and directors.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, even if we comply with the greater obligations of public companies that are not emerging growth companies immediately after this offering, we may avail ourselves of the reduced requirements applicable to emerging growth companies from time to time in the future, so long as we are an emerging growth company. We will remain an emerging growth company for up to five years, though we may cease to be an emerging growth company earlier under certain circumstances, including if, before the end of such five years, we are deemed to be a large accelerated filer under the rules of the SEC (which depends on, among other things, having a market value of common stock held by nonaffiliates in excess of $700 million). Investors and securities analysts may find it more difficult to evaluate our common stock because we will rely on one or more of these exemptions, and, as a result, investor confidence and the market price of our common stock may be materially and adversely affected.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to nonemerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make our financial statements not comparable with those of another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period because of the potential differences in accounting standards used.

An investment in our common stock is not an insured deposit.

An investment in our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described herein, and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you could lose some or all of your investment.

Risks Related to the Business Environment and Our Industry

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.

We and our subsidiaries are subject to extensive regulation by multiple regulatory bodies. These regulations may affect the manner and terms of delivery of our services. If we do not comply with governmental regulations, we may be subject to fines, penalties, lawsuits or material restrictions on our businesses in the jurisdiction where the violation occurred, which may adversely affect our business operations. Changes in these regulations can significantly affect the services that we provide as well as our costs of compliance with such regulations. In addition, adverse publicity and damage to our reputation arising from the failure or perceived failure to comply with legal, regulatory or contractual requirements could affect our ability to attract and retain customers.

Current economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, significantly changed the regulation of financial institutions and the financial services industry. The Dodd-Frank Act and the regulations thereunder affect large and small financial institutions alike, including several provisions that will affect how community banks, thrifts and small bank and thrift holding companies will be regulated in the future.

The Dodd-Frank Act, among other things, imposes new capital requirements on bank holding companies; changes the base for FDIC insurance assessments to a bank’s average consolidated total assets minus average tangible equity, rather than upon its deposit base, and permanently raises the current standard deposit insurance limit to $250,000 and expands the FDIC’s authority to raise insurance premiums. The legislation also calls for the FDIC to raise the ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by September 30, 2020 and to “offset the effect” of increased assessments on insured depository institutions with assets of less than $10.0 billion. The Dodd-Frank Act also limits interchange fees payable on debit card transactions. The Dodd-Frank Act establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which will have broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, and contains provisions on mortgage-related matters, such as steering incentives, determinations as to a borrower’s ability to repay and prepayment penalties. The Dodd-Frank Act also includes provisions that affect corporate governance and executive compensation at all publicly traded companies and allows financial institutions to pay interest on business checking accounts.

The Collins Amendment to the Dodd-Frank Act, among other things, eliminates certain trust preferred securities from Tier 1 capital, although certain trust preferred securities issued prior to May 19, 2010 by bank holding companies with total consolidated assets of $15 billion or less will continue to be includable in Tier 1 capital until 2019. This provision also requires the federal banking agencies to establish minimum leverage and risk-based capital requirements that will apply to both insured banks and their holding companies. Our management is reviewing the provisions of the Dodd-Frank Act, many of which are to be phased-in over the next several months and years, and assessing its probable impact on our operations. However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and us in particular, is uncertain at this time.

New proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations in order to comply, and could therefore also materially and adversely affect our business, financial condition and results of operations.

The Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, adopted Basel III in September 2010, which is a strengthened set of capital requirements for banking organizations in the United States and around the world. Basel III is currently supported by the U.S. federal banking agencies. While Basel III was originally intended to be fully phased in on a global basis by January 1, 2019, the U.S. federal banking agencies have recently agreed to suspend the implementation of Basel III provisions until further notice. Consequently, the ultimate timing and scope of any U.S. implementation of Basel III remains uncertain.

Such proposals and legislation, if finally adopted, would change banking laws, our operating environment and the operating environment of our subsidiaries in substantial and unpredictable ways. We cannot determine whether such proposals and legislation will be adopted, or the ultimate effect that such proposals and legislation, if enacted, or regulations issued to implement the same, would have upon our business, financial condition or results of operations. Also, in recent years, regulatory oversight and enforcement have increased substantially, imposing additional costs and increasing the potential risks associated with our operations. If these regulatory trends continue, they could adversely affect our business and, in turn, our consolidated results of operations.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

The Federal Reserve may require us to commit capital resources to support the Bank.

The Federal Reserve, which examines us and the Bank, requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Act directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of strength for the institution. Under these requirements, in the future, we could be required to provide financial assistance to the Bank if it experiences financial distress.

A capital injection may be required at times when we do not have the resources to provide it, and therefore we may be required to borrow the funds. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company’s cash flows, financial condition, results of operations and prospects.

Federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we become subject as a result of such examinations could materially and adversely affect us.

Texas and federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations. If, as a result of an examination, a Texas or federal banking agency were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of our operations had become unsatisfactory, or that the Company or its management was in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against the Bank, our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance. If we become subject to such regulatory actions, we could be materially and adversely affected.

We may be required to pay significantly higher FDIC deposit insurance assessments in the future, which could materially and adversely affect us.

Recent insured depository institution failures, as well as deterioration in banking and economic conditions generally, have significantly increased the loss provisions of the FDIC, resulting in a decline in the designated reserve ratio of the FDIC to historical lows. The FDIC anticipates that additional insured depository institutions are likely to fail in the foreseeable future so the reserve ratio may continue to decline. In addition, the deposit insurance limit on FDIC deposit insurance coverage generally has increased to $250,000. These developments have caused the FDIC premiums to increase and may result in increased assessments in the future.

On February 7, 2011, the FDIC approved a final rule that amended the Deposit Insurance Fund restoration plan and implemented certain provisions of the Dodd-Frank Act. Effective April 1, 2011, the assessment base is determined using average consolidated total assets minus average tangible equity rather than the previous assessment base of adjusted domestic deposits. The new assessment rates, calculated on the revised assessment base, generally range from 2.5 to 9.0 basis points for Risk Category I institutions, 9.0 to 24.0 basis points for Risk Category II institutions, 8.0 to 33.0 basis points for Risk Category III institutions, and 30.0 to 45.0 basis points for Risk Category IV institutions. The new assessment rates were calculated for the quarter beginning April 1, 2011 and were reflected in invoices for assessments due September 30, 2011.

The final rule provides the FDIC’s board with the flexibility to adopt actual rates that are higher or lower than the total base assessment rates adopted on February 7, 2011 without notice and comment, if certain conditions are met. An increase in the assessment rates could materially and adversely affect us. Our FDIC insurance related costs increased to $1.2 million for the year ended December 31, 2011, compared with $1.0 million for the year ended December 31, 2010.

We may be materially and adversely affected by the creditworthiness and liquidity of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional customers. Many of these transactions expose us to credit risk in the event of a default by a counterparty or customer. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to us. Any such losses could have a material adverse effect on us.

The recent repeal of federal prohibitions on payment of interest on commercial demand deposits could increase our interest expense, which could have a material adverse effect on us.

All federal prohibitions on the ability of financial institutions to pay interest on commercial demand deposit accounts were repealed as part of the Dodd-Frank Act. As a result, beginning on July 21, 2011, financial institutions were able to offer interest on commercial demand deposits to compete for customers. Our interest expense will increase and our net interest margin could decrease if we begin offering interest on commercial demand deposits to attract additional customers or maintain current customers, which could have a material adverse effect on us.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The federal Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the Treasury to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we have already acquired or may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

There are substantial regulatory limitations on changes of control of bank holding companies.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. These provisions effectively inhibit certain mergers or other business combinations, which, in turn, could adversely affect the market price of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to our projected growth, anticipated future financial performance, financial condition, credit quality and management’s long-term performance goals, as well as statements relating to the anticipated effects on our business, financial condition and results of operations from expected developments or events, our business, growth and acquisition strategies. These statements, which are based on certain assumptions and estimates and describe our future plans, results, strategies and expectations, can generally be identified by the use of the words and phrases “may,” “will,” “should,” “could,” “would,” “goal,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “aim,” variations of such words and phrases and similar expressions.

We have made the forward-looking statements in the prospectus based on assumptions and estimates that we believe to be reasonable in light of the information available to us at this time. However, these forward-looking statements are subject to significant risks and uncertainties, and could be affected by many factors. Factors that could have a material adverse effect on our business, financial condition, results of operations and future growth prospects can be found in the “RISK FACTORS” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” sections of this prospectus and elsewhere in this prospectus. These factors include, but are not limited to, the following:

•	worsening business and economic conditions nationally, regionally and in our target markets, particularly in Texas and the geographic areas in which we operate;

•

risks related to the integration of acquired businesses and any future acquisitions, including exposure to potential asset quality and credit quality risks and unknown or contingent liabilities, the time and costs associated with integrating systems, procedures and personnel of the acquired business, the need for additional capital to finance such transactions, and possible failures in realizing the anticipated benefits from acquisitions;

•	inability to find acquisition candidates that will be accretive to our financial condition and results of operations;

•	our dependence on our management team and our ability to attract, motivate and retain qualified personnel;

•	the concentration of our business within our geographic areas of operation in Texas;

•	deteriorating asset quality and higher loan charge-offs;

•	concentration of our loan portfolio in commercial and residential real estate loans and changes in the prices, values and sales volumes of commercial and residential real estate;

•	inaccuracy of the assumptions and estimates we make in establishing reserves for probable loan losses and other estimates;

•	the quality of the assets acquired from other organizations being lower than determined in our due diligence investigation and related exposure to unrecoverable losses on loans acquired;

•	changes in the accounting treatment for loans acquired in connection with our acquisitions;

•	focus of our strategy on small and mid-sized businesses;

•	time and effort necessary to resolve nonperforming assets;

•	inaccurate estimates of the construction costs and post-construction values of real estate securing real estate construction loans;

•	lack of liquidity, including as a result of a reduction in the amount of sources of liquidity we currently have;

•	material decreases in the amount of deposits we hold;

•	a failure to grow our deposit base as necessary to help fund our growth and expanded operations;

•	regulatory requirements to maintain minimum capital levels;

•	an inability to raise necessary capital to fund our acquisition strategy, operations or to meet increased minimum regulatory capital levels;

•	changes in market interest rates that affect the pricing of our loans and deposits and our net interest income;

•	fluctuations in the market value and liquidity of the securities we hold for sale;

•	the expenses that we will incur to operate as a public company;

•	effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

•	changes in economic and market conditions that affect the amount of assets we have under administration;

•	the institution and outcome of litigation and other legal proceeding against us or to which we become subject;

•	failure to keep pace with technological change or difficulties when implementing new technologies;

•	system failures or failures to prevent breaches of our network security;

•	fraudulent and negligent acts by our customers, employees or vendors;

•	data processing system failures and errors;

•	worsening market conditions affecting the financial industry generally;

•

the impact of recent and future legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act;

•	governmental monetary and fiscal policies;

•	changes in the scope and cost of Federal Deposit Insurance Corporation, or FDIC, insurance and other coverages;

•

the effects of war or other conflicts, acts of terrorism (including cyber attacks) or other catastrophic events, including storms, droughts, tornadoes and flooding, that may affect general economic conditions; and

•	other factors and risks described under the “RISK FACTORS” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” sections herein.

Because of these risks and other uncertainties, our actual future results, performance or achievement, or industry results, may be materially different from the anticipated or estimated results discussed in the forward-looking statements in this prospectus. Our past results of operations are not necessarily indicative of our future results. You should not rely on any forward-looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which they were made, as predictions of future events. We undertake no obligation to update these forward-looking statements, even though circumstances may change in the future, except as required under federal securities law. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering of shares, after deducting the underwriting discounts and commissions and the estimated offering expenses, will be approximately $         million, or approximately $         million if the underwriters’ option is exercised in full, based on an assumed initial offering price of $         per share, which is the mid-point of the estimated public offering price range set forth on the cover page of this prospectus. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds to us from this offering by approximately $         million, or approximately $         million if the underwriters’ option is exercised in full.

We intend to use the net proceeds primarily to support our long-term growth by enhancing our capital ratios to permit growth initiatives and future strategic acquisitions and for general working capital and other corporate purposes. We have no present agreement or plan concerning any specific acquisition or similar transaction. Our management will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of the proceeds will depend upon market conditions, among other factors. We intend, as a secondary purpose of the offering, to use approximately $25.3 million of the net proceeds to retire some of our indebtedness. We intend to repay in full all of our senior secured indebtedness and all of our subordinated debentures that are available for prepayment (excluding junior subordinated debentures issued in connection with trust preferred securities). The following table sets forth the outstanding principal amount, the interest rate, and the maturity date of the indebtedness to be retired.

(dollar amounts in thousands)	Principal Amount	Interest Rate	Maturity Date
Senior notes	$6,000	4.00% (Prime if >4.00%)	December 2016
Senior notes	6,250	4.50% (Prime if >4.50%)	March 2015
Subordinated debentures	6	7.00%	September 2015
Subordinated debentures	3,000	4.00% (Prime + 0.50% if >4.00%)	December 2016
Subordinated debentures	4,155	7.00%	February 2017
Subordinated debentures	1,216	7.00%	September 2017
Subordinated debentures	4,680	7.00%	October 2019

DIVIDEND POLICY

Dividends

We have historically been an electing small business corporation under Subchapter S of the Internal Revenue Code. Accordingly, we have made distributions to our shareholders to provide them with funds to pay federal income taxes on the pro rata portion of our taxable income that was “passed through” to them. It has also been our policy to pay a dividend to holders of our common stock as a return on their investment. We have historically declared and paid dividends in the month following the end of each calendar quarter. Our dividend policy and practice will change because we will now be taxed as a C corporation and, therefore, we will no longer pay distributions to provide shareholders with funds to pay federal income taxes on their pro rata portion of our taxable income. As approved by our board of directors, we intend to commence the payment of a $         per share dividend on a quarterly basis to holders of our common stock.

Our dividend policy may change with respect to the payment of dividends as a return on investment, and our board of directors may change or eliminate the payment of future dividends at its discretion, without notice to our shareholders. Any future determination to pay dividends to holders of our common stock will be dependent upon our results of operations, financial condition, capital requirements, banking regulations, contractual restrictions (including the restrictions discussed below), and any other factors that our board of directors may deem relevant.

The following table shows recent quarterly dividends that have been paid on our common stock with respect to the periods indicated. The per share amounts set forth in the following table have been adjusted to give pro forma effect to our              for one stock split that was effective as of                     , 2013. Accordingly, the per share amounts are presented to the nearest tenth of a cent.

Quarterly Period	Amount Per Share	Total Cash Dividend
First Quarter 2010	$0.5725	$1,186,000
Second Quarter 2010	0.4425	916,690
Third Quarter 2010	0.4525	938,886
Fourth Quarter 2010	0.5625	1,200,994

First Quarter 2011	$0.7425	$1,585,312
Second Quarter 2011	0.5425	1,158,292
Third Quarter 2011	0.7525	1,608,217
Fourth Quarter 2011	0.8125	1,739,331

First Quarter 2012	$0.6525	$1,396,817
Second Quarter 2012	0.7785	1,907,882
Third Quarter 2012	0.9485	2,324,029
Fourth Quarter 2012 (through December 15, 2012)	1.2085	3,052,149

Proposed Dividend

Immediately prior to consummation of this offering, we plan to make a final distribution to our shareholders to provide them with funds to pay federal income taxes on the pro rata share of our taxable income allocated to them for the year to date period in 2013, which we estimate to be approximately $        .

Dividend Restrictions

Under the terms of the credit agreement that we have entered into with the holder of our senior secured indebtedness and our junior subordinated debentures issued in connection with the issuance of trust preferred securities, we are not permitted to pay any dividends on our common stock if we are in default on any payments required to be made on the senior indebtedness or the junior subordinated debentures.

As a bank holding company, our ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve. See “REGULATION AND SUPERVISION – Independent Bank Group as a Bank Holding Company – Regulatory Restrictions on Dividends; Source of Strength.” In addition, because we are a holding company, we are dependent upon the payment of dividends by the Bank to us as our principal source of funds to pay dividends in the future, if any, and to make other payments. The Bank is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to us. See “REGULATION AND SUPERVISION – Regulation of the Bank – Restrictions on Distribution of Subsidiary Bank Dividends and Assets.”

MARKET PRICE OF OUR COMMON STOCK

There has been no public market for our common stock prior to this offering. However, we occasionally become aware of trades and transactions in our common stock and in certain instances the prices at which these trades were executed. Due to the limited information available, the following price information may not accurately reflect the actual market value of the shares. The following data includes trades between individual investors and us and between our shareholders. It does not include shares issued pursuant to our 2005 Stock Grant Plan. The following table sets forth the price on a per share basis regarding sales of our common stock for each quarter during 2010 and 2011 and the first, second, third and fourth quarters of 2012 through the date indicated:

	Sales Price	Number of Trades	Number of Shares Traded
First Quarter 2010	—	—	—
Second Quarter 2010	—	—	—
Third Quarter 2010(1)	$55	1	100
Fourth Quarter 2010	—	—	—

First Quarter 2011	—	—	—
Second Quarter 2011	—	—	—
Third Quarter 2011	$61	2	582
Fourth Quarter 2011	61	1	100

First Quarter 2012(2)	—	—	—
Second Quarter 2012	—	—	—
Third Quarter 2012(3)(4)	$100	6	2,072
Fourth Quarter 2012 through November 30, 2012(5)	—	—	—

(1)	Excludes the issuance of 60,215 shares of our common stock to the shareholders of Farmersville Bancshares, Inc. in connection with our acquisition of that entity. The shares issued as merger consideration were valued between the parties at $55.00 per share.

(2)	Excludes the sale of 310,000 shares of our common stock to our existing shareholders and accredited investors at a price of $65.00 per share, with such price determined by our Board of Directors.

(3)	Reflects the purchase of shares by the Company to remain within the S corporation limitation regarding the maximum number of shareholders in anticipation of the acquisition of The Community Group, Inc. The price was determined by our Board of Directors.

(4)	Excludes the sale of 76,925 shares of our common stock by us to our existing shareholders and accredited investors at a price of $65.00 per share to fund a portion of The Community Group, Inc. acquisition. The price was determined by our Board of Directors, consistent with the negotiated price of the shares issued to the target shareholders in such acquisition.

(5)	Excludes the issuance of 56,944 shares of our common stock to the shareholders of The Community Group, Inc. in connection with the acquisition of that entity. The shares issued as merger consideration were valued between the parties at $65.00 per share.

These figures represent actual transfers or issuances of our common stock reflected on our stock transfer records. Because we may not become aware of all trades of our common stock, the table may not include all trades that occurred during the reported periods. The prices given are the result of limited trading and may not be representative of the actual value of our common stock. In addition, in most instances we do not have actual knowledge of the prices at which the shares were sold and in providing this information have relied in most cases on comments made by a third party without our independent verification.

We anticipate that this offering and the listing of our common stock for trading on the NASDAQ Global Market will result in a more active trading market for our commons stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for our shares will be determined by negotiations between us and the underwriters. See “UNDERWRITING – Offering Price Determination” for more information regarding our arrangements with the underwriters and the factors to be considered in setting the initial public offering price.

CAPITALIZATION

The following table sets forth our capitalization and regulatory capital ratios as of September 30, 2012:

•	on an actual basis; and

•

on an as adjusted basis after giving effect to (i) the receipt of the net proceeds to us from the sale in this offering of              shares of our common stock at an assumed initial public offering price of $         per share, which is the mid-point of the estimated public offering price set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, and not assuming the sale of any shares of common stock upon the exercise of the underwriters’ option to purchase additional shares; (ii) the application of the net proceeds of the offer and sale of such shares, estimated to be $         million based on the mid-point of the estimated public offering price set for on the cover page of this prospectus, to the repayment of $         million of notes payable and other borrowings due within one year and $         million of the long-term portion of notes payable and other borrowings; and (iii) the reclassification of undistributed S corporation earnings of $         from retained earnings to additional paid-in capital as a result of our conversion to a C corporation in connection with this offering.

The following should be read in conjunction with “USE OF PROCEEDS,” “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS,” “SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA” and our consolidated financial statements and accompanying notes that are included elsewhere in this prospectus.

	As of September 30, 2012
(dollars in thousands, except share amounts and per share data)	Actual	As Adjusted
Long-term liabilities(1)(2)
FHLB advances	$120,649	$
Notes payable and other borrowings	44,332
Junior subordinated debentures	14,538

Total long-term liabilities	179,519

Stockholders’ equity
Common stock, $0.01 par value; 100 million shares authorized and (actual) and (as adjusted) shares issued and outstanding and surplus(3)	2,528
Additional paid-in capital	82,333
Retained earnings	30,253
Treasury stock, at cost (2,702 shares)	(232)
Accumulated other comprehensive income	2,850

Total stockholders’ equity	117,732

Total capitalization(4)	$297,251	$

Capital Ratios(5)
Tier 1 capital to average assets	6.93%		%
Tier 1 capital to risk-weighted assets(6)	8.68
Total capital to risk-weighted assets(6)	11.25
Total stockholders’ equity to total assets	7.77
Tangible common equity to tangible assets(7)	6.09

Per Share Data
Book value(8)	$46.62	$
Tangible book value(9)	35.89

(1)	Excludes all deposit liabilities.

(2)	See notes 11, 12 and 13 to our consolidated financial statements appearing elsewhere in this prospectus for additional information regarding our FHLB advances, notes payable, other borrowings and junior subordinated debentures.

(3)	Such number of as adjusted shares of common stock issued and outstanding assumes the issuance of shares of our common stock upon the consummation of this offering. Such actual and as adjusted numbers of shares of common stock issued and outstanding excludes: (i) 47,045 shares of our common stock issuable upon exercise of outstanding warrants and 18,300 shares issuable upon the vesting of restricted stock rights outstanding.

(4)	Total capitalization includes the amount of debt that is included as capital for regulatory purposes.

(5)	The aggregate of $ million of the net proceeds from the sale of our common stock in this offering expected to be remaining after the anticipated repayment of $ million of our notes payable and $ million of our subordinated debentures is presumed to be invested in securities which carry a % risk weighting for purposes of all adjusted risk-based capital ratios. If the underwriters exercise their option to purchase additional shares in full, the net proceeds of this offering would be $ million and our Tier 1 leverage ratio, Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets, tangible common equity to tangible assets and Tier 1 common capital to risk-weighted assets ratios would have been %, %, %, % and % respectively.

(6)	We calculate our risk-weighted assets using the standardized method of the Basel II Framework, as implemented by the Federal Reserve and the FDIC.

(7)	We calculate tangible common equity as total stockholders’ equity less goodwill and other intangible assets and we calculate tangible assets as total assets less goodwill and other intangible assets. Tangible common equity to tangible assets is a non-GAAP financial measure, and as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total stockholders’ equity to total assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Non-GAAP Financial Measures” below.

(8)	Book value per share as of September 30, 2012 equals our total stockholders’ equity as of that date divided by the 2,525,568 shares of our common stock outstanding at that date.

(9)	We calculate tangible book value per share as total stockholders’ equity less goodwill and other intangible assets divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value is a non-GAAP financial measure, and, as we calculate tangible book value, the most directly comparable GAAP financial measure is total stockholders’ equity. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Non-GAAP Financial Measures” below.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering. Our historical net tangible book value as of September 30, 2012, was $         million, or $         per share of common stock. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding.

After giving effect to our sale of shares of common stock at an assumed initial public offering price of $         per share in this offering, which is the mid-point of the range on the cover of this prospectus, and after deducting the underwriting discounts and commissions and the estimated offering expenses, our as adjusted net tangible book value as of September 30, 2012, would have been $         million, or $         per share. This amount represents an immediate increase in net tangible book value to our existing shareholders of $         per share and immediate dilution to new investors of $         per share. The following table illustrates this per share dilution:

Assumed initial public price per share	$
Historical net tangible book value per share as of September 30, 2012

Increase in net tangible book value per share attributable to investors purchasing shares in this offering

As adjusted net tangible book value per share after giving effect to this offering

Dilution per share to investors in this offering	$

Each $1.00 increase or decrease in the assumed public offering price of $         per share would increase or decrease, respectively, our as adjusted net tangible book value by approximately $         million, or approximately $         per share, and the dilution per share to investors in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $         per share, would result in as adjusted net tangible book value of approximately $         million, or $         per share, and the dilution per share to investors in this offering would be $         per share. Similarly, a decrease of 1.0 million in the number of shares offered by us, together with a $1.00 decrease in the assumed public offering price of $         per share, would result in as adjusted net tangible book value of approximately $         million, or $         per share, and the dilution per share to investors in this offering would be $         per share. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares in full in this offering, our as adjusted net tangible book value as of September 30, 2012, would be $         million, or $         per share, representing an immediate increase in as adjusted net tangible book value to our existing shareholders of $         per share and immediate dilution to investors participating in this offering of $         per share.

The following table summarizes as of September 30, 2012, on an as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing shareholders and by investors participating in this offering, based upon an assumed initial public offering price of $         per share, the mid-point of the range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased			Total Consideration			Avg. Price Per Share
	Number	Percentage		Amount	Percentage
Existing shareholders			%	$		%	$
New investors

Total		100.0%			$100.0%		$

The above discussion and tables do not take into account              shares of common stock issuable upon the exercise of options outstanding as of September 30, 2012, at a weighted average exercise price of $         per share,              shares of common stock issuable upon the exercise of options that were granted subsequent to September 30, 2012, at an exercise price of $         per share or the              shares of common stock that will be issuable upon exercise of options that will become effective upon the consummation of this offering at an exercise price equal to per share offering price. Furthermore, effective upon the completion of this offering, an aggregate              shares of our common stock will be reserved for future issuance under our 2013 Equity Incentive Plan. To the extent that any of our outstanding options are exercised, new options or other equity awards are issued under our equity incentive plan or we issue additional shares of common stock in the future, there will be further dilution to investors.

The above discussion and tables also do not take into account 47,045 shares of our common stock issuable upon exercise of outstanding warrants or 18,300 shares issuable upon the vesting of restricted stock rights outstanding.

We estimate that, on a pro forma basis, giving effect to the exercise of the warrants to acquire shares of our common stock, our net tangible book value per share as of September 30, 2012, would have been $         instead of $        .

BUSINESS

Overview

Our Company. We are a Texas based bank holding company headquartered in McKinney, Texas, which is located in the northern portion of the Dallas-Fort Worth metropolitan area. Through our wholly owned subsidiary, Independent Bank, a Texas state chartered bank, we provide a wide range of relationship-driven commercial banking products and services tailored to meet the needs of businesses, professionals and individuals. We operate 30 banking offices in 26 communities in two market regions centered in the Dallas-Fort Worth metropolitan area and in the greater Austin area. As of September 30, 2012, we had consolidated total assets of approximately $1.5 billion, total loans of approximately $1.2 billion, total deposits of approximately $1.2 billion and total stockholders’ equity of approximately $117.7 million.

Our History and Growth. While the origins of Independent Bank go back almost 100 years, we began our modern history in 1988 when an investor group led by David Brooks, our Chairman and CEO, and Vincent Viola, our majority shareholder, acquired a small bank in a community north of Dallas. From that first acquisition, we have expanded in the Dallas and Austin areas by growing organically and making strategic acquisitions. Effective January 1, 2009, we merged Independent Bank Group Central Texas (a separate, but affiliated bank holding company operating in Central Texas) into our Company, forming the foundation of our current franchise. From these beginnings and this market base, we have established a record of steady growth and successful operations, while preserving our strong credit culture, as demonstrated by:

•	our balance sheet growth, with a compound annual growth rate, or CAGR, of 14.8% in assets, 15.0% in loans, and 14.8% in deposits for the period January 1, 2010 to September 30, 2012 (annualized);

•	our earnings growth, with a CAGR of 19.8% in net income for the period January 1, 2009 to September 30, 2012 (annualized); and

•

our asset quality, as reflected by a nonperforming assets to total assets ratio of 2.30% and a nonperforming loans to total loans ratio of 0.92% as of September 30, 2012, and a net charge-offs to average loans ratio of 0.05% for the nine months ended September 30, 2012.

Our Strategy

We operate our Company based upon the following core strategies, which we designed to enhance shareholder value by growing strategically while preserving asset quality, improving efficiency and increasing profitability:

•

Grow Organically. We focus on continued organic growth through our existing footprint and business lines. The Dallas/North Texas and Austin/Central Texas market regions in which we currently operate provide abundant opportunities to grow our customer base and expand our current market share. We plan to follow our community-focused, relationship-driven customer strategy to increase loans and deposits through our existing locations. Additionally, we intend to add teams of experienced bankers to grow in our current markets and expand into new markets. Preserving the safety and soundness of our loan portfolio is a fundamental element of our organic growth strategy. We have a strong and conservative credit culture, which allows us to maintain our asset quality as we grow.

•

Grow Through Acquisitions. We plan to continue to take advantage of opportunities to acquire other banking franchises both within and outside our current footprint. Since mid-2010, we have completed four acquisitions that we believe have enhanced shareholder value and our market presence. The following table summarizes each of the four acquisitions completed since 2010:

Acquired Institution/Market	Date of Acquisition	Fair Value of Total Assets Acquired
		(dollars in thousands)
Town Center Bank Dallas/North Texas	July 31, 2010	$37,451

Farmersville Bancshares, Inc. Dallas/North Texas	September 30, 2010	$99,420

I Bank Holding Company, Inc. Austin/Central Texas	April 1, 2012	$172,587

The Community Group, Inc. Dallas/North Texas	October 1, 2012	$110,967	(1)

(1)	Preliminary estimate. Third party appraisals to be received during fourth quarter of 2012 will determine actual amounts.

We believe there will continue to be numerous small to mid-sized banking organizations available for acquisition in our existing market regions and in attractive new markets in Texas, as a result of scale and operational challenges, regulatory pressure, management succession issues or shareholder liquidity needs. There are approximately 500 banks in Texas with total assets of less than $1 billion, which affords us future opportunities to make acquisitions that we believe will strengthen our business and increase franchise value over the long term.

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Improve Efficiency and Increase Profitability. We employ a systematic and calculated approach to increasing our profitability and improving our efficiencies. We have updated our operating capabilities and created synergies within the Company in the areas of technology, data processing, compliance and human resources. We believe that our scalable infrastructure provides us with an efficient operating platform from which to grow in the near term without incurring significant incremental noninterest expenses, which will enhance our returns.

Our Competitive Strengths

We believe the following competitive strengths support our strategy:

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Experienced Senior Management Team. With a combined 150 years of banking experience, our cohesive senior management team has a long and successful history of managing community banking organizations. We believe that, in addition to our senior executives, we have significant depth in our overall management in areas such as lending, credit administration, finance, operations, and information technology. Our team has a demonstrated track record of managing profitable growth, successfully executing acquisitions, maintaining a strong credit culture, and implementing a relationship-based and community service-focused approach to banking.

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Well Positioned in Attractive Markets. We have a significant presence in two of the most attractive markets in Texas. The Dallas/North Texas and the Austin/Central Texas areas rank among the fastest growing markets in the nation, a growth that has fueled job creation, commercial development, and housing starts. These economic indicators reflect an expanding economy, both for the entire state and for the regions in which we operate. We have focused our operations in the most economically vibrant portions of these regions, with our headquarters and numerous locations in the growth corridor north of Dallas-Fort Worth and locations in the growing areas of Travis and Williamson Counties in the greater Austin area. We believe our demonstrated ability to operate successfully within these markets will facilitate our continued organic growth as the economies in our markets expand.

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History of Sustained Profitability. Because we focus on long-term financial performance, we have a history of profitability despite the recent economic headwinds and turmoil in the banking industry. For the years ended December 31, 2009 to December 31, 2011, our net income increased from $7.7 million to $13.7 million. For the nine months ended September 30, 2012, our net income was $11.3 million, compared with $9.9 million for the nine months ended September 30, 2011.

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Proven Ability and Demonstrated Success in Acquisition Execution and Integration. As a result of the four acquisitions that we have completed since 2010, which is the second largest number of completed acquisitions by any banking organization in Texas during that period, we have developed an experienced and disciplined acquisition and integration approach capable of identifying candidates, conducting thorough due diligence, determining if the acquisition would enhance shareholder returns, and consummating the acquisition. We have successfully integrated the acquired operations into our existing operational platform and built on the acquired entity’s market presence. Our acquisition experience and our reputation as a successful acquiror position us to continue to capitalize on additional opportunities in the future.

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Strong Credit Culture. Our disciplined implementation of comprehensive policies and procedures for credit underwriting and administration has enabled us to maintain strong asset quality during our growth and the challenges recently posed by the national economy. While loans secured by real estate constitute a significant portion of our loan portfolio, we manage the risk in the portfolio with prudent underwriting and proactive credit administration. We mitigate the risk in our portfolio by diversifying industry type and the geographic location of our collateral within the State of Texas.

Our Corporate Structure

The Company. The Company is a registered bank holding company that is the parent company for Independent Bank. The Company was organized as a Texas corporation on September 20, 2002. We acquired 100 percent of the stock of the Bank on December 31, 2002. Our primary function is and will be to own all of the stock of the Bank. Our profitability is primarily dependent on the financial results of the Bank.

The Bank. Independent Bank is a Texas state bank. Its home office is located in McKinney, Texas and it operates 30 banking offices throughout North and Central Texas. The Bank is a locally managed community bank that seeks to provide personal attention and professional assistance to its customer base, which consists principally of small to medium size businesses, professionals, and individuals. Independent Bank’s philosophy includes offering direct access to its officers and personnel, providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures, and consistently applied credit policies.

Awards and Recognition. Over the past several years, we have received numerous awards and recognitions for our banking services, our employment environment and our community service. For each of the last two years we received community service and marketing awards from the Independent Bankers Association of Texas (IBAT) Best of Community Banking Awards, and we were listed in the Top 100 Places to Work published by The Dallas Morning News. In 2011, we were listed in the Dallas 100 Fastest-Growing Private Companies in North Texas published by the Dallas Business Journal and the SMU Cox School of Business. In 2010, we received the LEED Silver Certification from the United States Green Building Council for the remodeling of our corporate headquarters building in McKinney. Finally, we regularly are voted Best Bank by various local publications. We believe that these awards and recognition demonstrate our commitment to our communities, our customers, our employees, and our industry.

Our Community Banking Services

The Independent Way. Nearly a century after our beginning, our dedication to serving the needs of individuals and businesses in our communities remains stronger than ever. We strive to provide our customers with innovative financial products and services, local decision making and a level of service and responsiveness that is second to none. Our innovative and independent spirit is balanced by adherence to fundamental banking principles that have enabled us to remain strong, sound and financially secure even during challenging economic times. We are also steeped in a tradition of civic pride as evidenced by the investment of our time, energies and financial resources in many local organizations to improve and benefit our communities.

Lending Strategy and Types of Loans. Through the Bank, we offer a broad range of commercial and retail lending products to businesses, professionals and individuals. Commercial lending products include owner-occupied commercial real estate loans, interim construction loans, commercial loans (such as SBA guaranteed loans, business term loans, equipment financing and lines of credit) to a diversified mix of small and midsized businesses, and loans to professionals, particularly medical practices. Retail lending products include residential first and second mortgage loans, and consumer installment loans such as loans to purchase cars, boats and other recreational vehicles.

Our strategy is to maintain a broadly diversified loan portfolio by type and location. Our loans are primarily real estate secured loans spread among a variety of types of borrowers, including owner occupied offices for small businesses, medical practices and offices, retail operations, and multi-family properties. Our loans are diversified geographically throughout our Dallas/North Texas region (55%) and our Austin/Central Texas region (45%). We seek to be the premier provider of lending products and services in our market areas and serve the credit needs of high quality businesses and individual borrowers in the communities we serve.

We market our lending products and services to qualified lending customers through our high touch personal service, and seek to attract new lending customers through competitive pricing and innovative structures. We target our business development and marketing strategy primarily on businesses with between $500,000 and $25 million in annual revenue. Our lending officers actively solicit the business of companies entering our market areas as well as long-standing businesses operating in the communities we serve. As a general practice, we originate substantially all of our loans and we limit the amount of participations we purchase to loans originated by lead banks with which we have a close relationship and which share our credit philosophies.

The following is a discussion of our major types of lending:

Commercial Real Estate Loans. We are primarily a real estate secured lender. We originate real estate loans to finance commercial property that is owner-occupied as well as commercial property owned by real estate investors. The total amount of owner-occupied commercial real estate loans outstanding as of September 30, 2012 was $585.6 million, or 47.6% of our loan portfolio. The total amount of commercial real estate investment loans outstanding as of September 30, 2012, excluding owner-occupied properties, was $244.1 million, or 19.9% of our loan portfolio. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as owner-occupied offices/warehouses/production facilities, office buildings, health care facilities, hotels, mixed-use residential/commercial, retail centers, multifamily properties, restaurants, churches and assisted living facilities.

Commercial Construction and Land Development Loans. Our construction portfolio includes loans to small and midsized businesses to construct owner-user properties, and, to a much lesser extent, loans to developers of commercial real estate investment properties and residential developments. These loans are typically disbursed as construction progresses and carry interest rates that vary with the prime rate. As of September 30, 2012, the outstanding balance of our construction loans was $89.3 million, or 7.3% of our total loan portfolio.

Residential Real Estate Loans. We offer first and second mortgage loans to our individual customers primarily for the purchase of primary and secondary residences. As of September 30, 2012, the outstanding balance of one-to-four family real estate secured loans, including home equity loans, represented $291.0 million, or 23.7%, of our total loan portfolio. Residential real estate loans held for sale of $4.7 million are also included in this category.

Single Family Interim Construction Loans. We make single family interim construction loans to home builders and individuals to fund the construction of single family residences with the understanding that such loans will be repaid from the proceeds of the sale of the homes by builders or, in the case of individuals building their own homes, with the proceeds of a permanent mortgage loan. Such loans are secured by the real property being built and are made based on our assessment of the value of the property on an as-completed basis. As of September 30, 2012, the outstanding balance of our single family interim construction loans was $68.0 million, or 5.5% of our total loan portfolio.

Commercial Loans. We originate commercial loans to small businesses and professionals, in particular, medical practices, located in our market areas. These loans are primarily term loans to purchase capital equipment and small loans for working capital and operational purposes. Because we are a community bank with long standing close ties to the businesses and professionals operating in our market areas, we are able to tailor our commercial loan programs to meet the needs of our customers. As of September 30, 2012, we had outstanding commercial loans, of $121.2 million, or 9.9% of our total loan portfolio. To further diversify our portfolio, we have recently hired an experienced energy lending team, which will operate as part of our latest Dallas location.

Consumer Loans. We offer a variety of consumer loans, such as installment loans to purchase cars, boats and other recreational vehicles. Our consumer loans typically are part of an overall customer relationship designed to support the individual consumer borrowing needs of our commercial loan and deposit customers. As of September 30, 2012, we had outstanding $39.7 million of consumer loans, or 3.2% of our total loan portfolio. Consumer loans typically have shorter terms, lower balances, higher yields and higher risks of default than residential real estate mortgage loans. Consumer loan collections are dependent on the borrower’s continuing financial stability and are therefore more likely to be affected by adverse personal circumstances.

Mortgage Brokerage Activities. We also engage in the origination of residential loans sold into the secondary market. We originate mortgages for specific institutional purchasers, such as investment banks and other financial institutions. Our mortgage originations were $127.9 million during the first nine months of 2012 compared with $69.8 million during the first nine months of 2011. We sell all of the originated mortgages to institutional purchasers shortly after closing. We only retain a portion of the revenue generated by our mortgage brokerage division, with the remaining portion, less expenses and salaries, paid to our mortgage brokers as part of their compensation arrangement.

Underwriting. Prudent underwriting is the foundation of our strong credit culture. We seek to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product, geographic area and industries in which our business customers are engaged. We adhere to disciplined underwriting standards and offer creative loan solutions in a responsive and timely manner.

In considering a loan, we follow the conservative underwriting principles in our loan policy which include the following:

•	having a relationship with our customers to ensure a complete understanding of their financial condition and ability to repay the loan;

•	verifying that the primary and secondary sources of repayment are adequate in relation to the amount of the loan;

•	observing appropriate loan to value guidelines for real estate secured loans;

•	maintaining our targeted levels of diversification for the loan portfolio, both as to type of borrower and geographic location of collateral; and

•	ensuring that each loan is properly documented with perfected liens on collateral.

We implement our underwriting policy through a tiered system of individual loan authority for our loan officers and a loan committee approval structure. Lending officers are assigned various levels of authority based upon their respective levels of experience and expertise. Loans with relationships over the lending authority of the loan officer must be approved by our Executive Loan Committee. Loans exceeding the authority of the Executive Loan Committee must be approved by Independent Bank’s Director Loan Committee.

We employ appropriate limits on our overall loan portfolio and requirements with respect to certain types of lending. As a general practice, we operate with an internal guideline limiting loans to any single borrowing relationship to less than half of Independent Bank’s legal lending limit.

We require our nonowner occupied commercial real estate loans to be secured by well-managed income producing property with adequate margins, supported by a history of profitable operations and cash flows, and proven operating stability in the case of commercial loans. Except in very limited circumstances, our commercial real estate loans and commercial loans are supported by personal guarantees from the principals of the borrower.

As part of the underwriting process, we seek to minimize risk in a variety of ways, including the following:

•	careful analysis of the borrower’s financial condition, cash flow, liquidity, and leverage;

•	assessment of the project’s operating history, operating projections, location and condition;

•	review of appraisals, title commitment and environmental reports;

•	consideration of the management experience and financial strength of the principals of the borrower; and

•	understanding economic trends and industry conditions.

We are a relationship-oriented, rather than transaction-oriented, lender. Accordingly, substantially all of our loans are made to borrowers located or operating in our primary market areas. The limited number of loans secured by properties located outside our market areas are made to borrowers who are well-known to the Bank because they are headquartered or reside within one of our primary market areas. For example, we have loans secured by second homes in other states owned by customers whose primary residence is located in our market areas, and we have loans to a restaurant franchise headquartered in our Austin market, but which has locations in other states.

Credit Risk Management

Managing credit risk is a company-wide process. Our strategy for credit risk management includes the conservative underwriting process described above, and ongoing risk monitoring and review processes for all credit exposures. Our Vice Chairman and Chief Risk Officer provides bank-wide credit oversight and periodically reviews the loan portfolio to ensure that the risk identification processes are functioning properly and that our credit standards are followed. In addition, a third party annually performs a loan review to identify problem assets. We strive to identify potential problem loans early in an effort to aggressively seek resolution of these situations before the loans become a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses inherent in the loan portfolio.

Credit risk management involves a partnership between our lenders and our credit administration group. The manager of this group has significant prior experience working in credit administration. The members of our credit administration group primarily focus their efforts on credit analysis, underwriting and monitoring new credits and providing management reporting to executive management and the board of directors. In addition, the group includes a special assets manager who is responsible for monitoring and working out problem loans, managing the collection and foreclosure process, and operating and disposing of other real estate owned.

In general, whenever a particular loan or overall borrower relationship is downgraded to special mention or substandard based on one or more standard loan grading factors, our special assets manager will make a determination as to whether responsibility for the ongoing monitoring of the loan or relationship should be retained by the loan officer, or whether this responsibility should be transferred to the special assets group. Executive management regularly reviews the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio.

IBG Adriatica

We established IBG Adriatica, Inc., or IBG Adriatica, as a wholly owned subsidiary of the Company on June 20, 2011 to acquire distressed loans related to a mixed commercial/residential development in McKinney, Texas, from a third party. The distressed loans had an aggregate face value of approximately $23 million at acquisition and were secured by approximately 27 acres of real property located in the Adriatica development in McKinney. The purchase price for the loans was $16.3 million, of which IBG Adriatica borrowed $12.2 million from the seller. The Company has guaranteed this loan.

While not part of our ordinary course of business and without any intention of pursuing this line of business in the future, we formed IBG Adriatica for the following reasons.

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We believed that the completion of this anchor development in a professional and high quality manner was important to the overall growth of McKinney, one of our major markets and home to our headquarters.

•	We were very familiar with the Adriatica development because we own a branch in the development and have financed several owner occupied professional buildings within the development.

•	We needed to be in control of the development to protect the value of our branch and the professional buildings in the area that secured our outstanding loans.

•	We believed that the property was under-valued and had significant potential for development and that the price for the distressed loans secured by the property was advantageous.

•	We believed that we could both preserve the value of our branch and the real estate securing our loans within the development and exit the investment for a gain within a reasonable time frame.

Following the acquisition of the distressed loans, IBG Adriatica acquired all of the real property securing the loans through a Deed in Lieu of Foreclosure. The real property consists of a 29,000 square foot commercial office building, a 16,500 square foot retail center, 36 residential lots, a 625 space multistory parking garage, and approximately 18 acres of undeveloped real property. In connection with its acquisition of the real property, IBG Adriatica obtained a third party appraisal indicating that the combined value of the real property was approximately $18.4 million. The property was recorded at $17.0 million in recognition of expected selling costs.

IBG Adriatica holds its Adriatica assets as other real estate owned. While IBG Adriatica has not and will not act as the developer of the project, it has invested approximately $671,000 to improve the infrastructure of the overall project. IBG Adriatica also is incurring holding costs related to the property, including property taxes, insurance, and management expenses. While IBG Adriatica receives rental income from the lease of the commercial and retail buildings included in the property, the ability to repay the indebtedness and the overall success of the project is dependent on IBG Adriatica’s ability to sell the real property. IBG Adriatica has completed two sales to date. It has sold a portion of the undeveloped real property to Himalayan Ventures, L.P., an entity controlled by our majority shareholder and certain of our directors, in 2011 and certain residential property in 2012. IBG Adriatica used the proceeds of these sales to pay down its indebtedness, which had a balance of $10.4 million as of September 30, 2012. Two additional sales are pending. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Recent Developments” and “CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS.”

Deposits

Deposits are our principal source of funds for use in lending and other general banking purposes. We provide a full range of deposit products and services, including a variety of checking and savings accounts, debit cards, online banking, mobile banking, eStatements and bank-by-mail and direct deposit services. We also offer business accounts and management services, including analyzed business checking, business savings, and treasury management services. We solicit deposits through our relationship-driven team of dedicated and accessible bankers and through community focused marketing.

Given the diverse nature of our branch network and our relationship-driven approach to our customers, we believe our deposit base is less sensitive to our competitor’s interest rates. Nevertheless, we attempt to price our deposit products to promote core deposit growth.

Our ability to gather deposits is an important aspect of our business franchise, and we believe this is a significant driver of franchise value. As of September 30, 2012, we held $1.213 billion of total deposits. We have grown deposits at a CAGR of 14.8% since December 31, 2009. At the request of our customers, we place a small percentage of our total deposits with other financial institutions and receive reciprocal deposits as part of the Certificate of Deposit Account Registry System, or CDARS, program which are classified as brokered deposits. Other than deposits obtained through the CDARS program, we do not have brokered deposits.

Our Market Areas

We are based in Texas which continues to have a rapidly growing population, a high level of job growth and an attractive business climate. The Texas economy is strong, diverse and growing, and it benefits from a number of expanding industries, in particular, the energy, technology and healthcare industries.

We operate in two market regions situated in the heart of Texas along the Interstate 35 corridor from Dallas to Austin. The communities we serve are a mix of affluent and growing suburban areas related to the Dallas-Fort Worth and Austin metropolitan areas, the “New Urbanism” areas of Dallas and Austin, the Waco metropolitan area, and smaller rural communities on the outskirts of the Dallas metropolitan area. We believe our presence in a diversified group of communities enables us to match the strengths of each area with needs in other areas, thereby enhancing our overall operations. Within these regions, our strategy is to selectively place our banking offices in growing and affluent markets. For example, Collin County, the county in which we have the most locations, has projected population growth of 14.0% from 2011 through 2016, which is approximately double the projected population growth for the Dallas-Fort Worth MSA, and the county’s 2011 median household income was $86,909, which is 67% higher than the 2011 median household income for the Dallas-Fort Worth MSA. Further, Williamson County, where we have two Central Texas locations, reported job growth of 75% from 2000 to 2011, ranking third on the CNN Money Magazine list of “Where the Jobs Are.” We also are proud that McKinney, Texas, home of our corporate headquarters, ranked as the second best place to live in 2012 by CNN Money Magazine.

Dallas/North Texas Region. The Dallas-Fort Worth metropolitan area, the fourth largest metropolitan area in the nation based upon the 2011 estimate by the U.S. Census Bureau, serves as the corporate headquarters for numerous Fortune 500 companies, including Exxon Mobil, AT&T, Texas Instruments, Southwest Airlines, and JCPenney. The Dallas-Fort Worth area also contains several world class hospitals and medical research facilities, major universities, and professional sports franchises. We primarily operate in Collin, Dallas, Denton, and Grayson Counties, which are located in the northern growth corridor of the Dallas-Fort Worth metropolitan area.

Our locations in the Dallas/North Texas region are positioned among the fastest growing and most affluent counties within the region. The following table reflects our position in the Dallas/North Texas region and highlights key demographics of the counties within this region:

County	Number of Branches(1)	Company Deposits in Market(1)(2)	Percent of Franchise Deposits	Total Population 2011	Projected Population Change 2011-2016	Median Household Income 2011
Collin	10	$474,589	37.1%	804,469	13.99%	$86,909
Grayson	6	276,584	21.6	121,773	3.95	40,861
Denton	3	127,785	10.0	680,782	13.26	68,023
Dallas	2	18,739	2.4	2,386,191	3.23	50,320
Tarrant	1	7,534	0.6	1,836,199	9.01	55,312

County Totals / Weighted Avg.(3)	22	$905,231	71.7%	5,829,414	10.46	68,906

State of Texas				25,525,763	7.76	47,753

(1)	Gives effect to our acquisition of The Community Group, Inc. completed on October 1, 2012 and the closing of a duplicative branch acquired in that transaction.

(2)	Deposits as of June 30, 2012. In thousands.

(3)	Demographics are weighted by the percentage of deposits in each county.

Source:	SNL Financial

Austin/Central Texas Region. Austin is the capital of Texas, the home to The University of Texas, and is a major national cultural, arts, film, and media center. One of the fastest growing areas in the country, it ranked second nationally in percentage population growth from 2010 to 2011 as estimated by the U.S. Census Bureau. Several public high tech companies maintain their corporate headquarters in the Austin metropolitan area, including Dell, Freescale Semiconductor, and National Instruments Corp. In fact, Austin is often dubbed “Silicon Hills” because of the number technology companies that have operations in this area, including Apple, Google, Facebook, IBM and Advanced Micro Devices. Our Central Texas region also includes the city of Waco, which is located equi-distant between Dallas and Austin and is home to Baylor University.

The following table reflects our position in the Austin/Central Texas region and highlights key demographics of the counties within this region:

County	Number of Branches	Company Deposits in Market(1)	Percent of Franchise Deposits	Total Population 2011	Projected Population Change 2011-2016	Median Household Income 2011
Travis	3	$138,995	10.9%	1,047,498	10.79%	$56,472
Williamson	2	125,105	9.8	438,456	18.18	75,174
McLennan	3	99,011	7.7	236,775	4.08	38,483

County Totals / Weighted Avg.(2)	8	$363,111	28.4%	1,722,729	11.51	58,010

State of Texas				25,525,763	7.76	47,753

(1)	Deposits as of June 30, 2012. In thousands.

(2)	Demographics are weighted by the percentage of the Company’s deposits within each county.

Source:	SNL Financial

Competition

We compete in the commercial banking industry solely through the Bank and firmly believe that the Bank’s long-standing presence in the community and personal service philosophy enhances our ability to attract and retain customers. This industry is highly competitive, and the Bank faces strong direct competition for deposits, loans, and other financial-related services. We compete with other commercial banks, thrifts and credit unions. Although some of these competitors are situated locally, others have statewide or nationwide presence. In addition, we compete with large banks in major financial centers and other financial intermediaries, such as consumer finance companies, brokerage firms, mortgage banking companies, insurance companies, securities firms, mutual funds and certain government agencies as well as major retailers, all actively engaged in providing various types of loans and other financial services. We believe that our banking professionals, the range and quality of products that we offer and our emphasis on building long-lasting relationships distinguishes the Bank from its competitors.

According to SNL Financial, as of June 30, 2012, our Company had the fifth largest deposit market share in the zip codes in which we operate. We believe that our strong market share in our zip codes of operation is a reflection of our ability to compete with more prominent banking franchises in our markets.

Our Employees

As of September 30, 2012, we employed approximately 290 persons. We provide extensive training to our employees in an effort to ensure that our customers receive superior customer service. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We believe that our relations with our employees are good.

Our Properties

We own our corporate headquarters, which is a 62,000 square foot, four story office building located at 1600 Redbud Blvd., Suite 400, McKinney, Texas, 75069, and serves as the Bank’s home office. Our building is the most prominent office building in McKinney, providing significant visibility which enhances our brand in Collin County. Our recent remodeling of the building won U.S. Green Building Council’s “2010 LEED Silver Certification”. In addition to the foregoing, we also operate banking offices at the following locations:

Dallas/North Texas Region			Austin/Central Region
Location	Own or Lease	Sq. Ft.	Location	Own or Lease	Sq. Ft.
Collin County			Travis County
• McKinney (Redbud) (1)	Own	3,542(1)	• Austin Branch(2)	Lease	1,464
• McKinney (Craig Drive)	Own	9,640(2)	• Lakeway Branch	Own	3,500
• McKinney (Adriatica)	Own	5,524	• Manor Branch	Own	5,231
• Anna Branch	Own	5,678	Williamson County
• Celina Branch	Own	6,959	• Georgetown Branch	Own	5,760
• Farmersville Branch	Own	11,911 (Main) 2,760 (Drive Thru)	• Round Rock Branch	Own	5,226
• Lavon Branch	Own	3,608	McLennan County
• Plano Branch	Lease	2,069	• Bosque Branch	Own	5,100
• Princeton Branch	Own	5,790	• Elm Mott Branch	Own	2,655
• Prosper Branch	Own	5,310	• Woodway Branch	Lease	4,787
Dallas County
• Coppell Branch	Own	8,898
• Dallas Branch	Lease	5,148
Denton County
• Denton Branch	Own	5,109
• Highland Village Ranch	Own	12,962
• Little Elm Branch	Own	3,500
Grayson County
• Collinsville Branch	Own	5,105
• Denison Branch	Own	11,732
• Howe Branch	Own	6,380
• Sherman Branch	Own	3,874
• Van Alstyne Branch	Own	4,554
• Whitewright Branch	Own	4,292
Tarrant County
• Colleyville Branch	Lease	2,550

(1)	The Redbud branch is located on the ground floor of our headquarters office building.
(2)

The Bank is constructing a new building that it will own on 40th Street in Austin. The Austin Branch will relocate to such facility in February 2013 and occupy 10,328 square feet of space in this building.

We believe that the leases to which we are subject are generally on terms consistent with prevailing market terms, and with the exception of our Woodway Branch in Waco (see “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS”), none of the leases are with our directors, officers, beneficial owners of more than 5% of our voting securities or any affiliates of the foregoing. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

Legal Proceedings

In the normal course of business, we are named or threatened to be named as a defendant in various lawsuits. Management, following consultation with legal counsel, does not expect the ultimate disposition of any or a combination of these matters to have a material adverse effect on our business.

Our subsidiary, Independent Bank, is currently subject to the following litigation matters:

The first matter is related to the Bank’s foreclosure on May 3, 2011, of real property securing a loan, and involves a title dispute between an adjacent property owner and the former borrower/owner of the foreclosed property. The dispute resulted in Field Street Development I, Ltd, Flct, Ltd, Flla, Ltd, Flsc, Ltd and Flst, Ltd filing a lawsuit in the 219th District Court of Texas on May 20, 2010, against Harold Holigan and Melissa Land Partners, Ltd, and joining the Bank and Holigan Land Development, Ltd. on or about July 21, 2011. The Bank is vigorously defending this action. Further, the Bank has submitted a claim to the title company that issued a title insurance policy with respect to the foreclosed property. The title company is currently paying the costs of defense. The Bank believes that the potential loss if the plaintiff prevails would be approximately $1,000,000. In that event, the Bank would pursue its claim against the title company for this amount.

The second matter is related to a lending relationship inherited by the Bank in connection with the acquisition of The Community Group, Inc. and its subsidiary, United Community Bank N.A., or UCB. UCB established a $350,000 line of credit for a guarantor to pay for deficiencies arising from loans made to a related borrower. John Ganter, the guarantor, filed a lawsuit on November 21, 2012, in the 298th District Court of Texas alleging fraud by UCB seeking a restraining order to prevent the Bank from realizing on the collateral securing the line of credit and a judgment that the line of credit is unenforceable. The Bank has settled with other borrowers and guarantors involved in this relationship and hopes that it will be able to resolve this matter without protracted litigation. In the meantime, the Bank will vigorously defend this lawsuit.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “SELECTED FINANCIAL INFORMATION” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS,” “RISK FACTORS” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

As an “emerging growth company” under the JOBS Act, we have elected to include our consolidated financial statements as of and for the years ended December 31, 2011 and 2010 and as of and for the nine months ended September 30, 2012 and 2011 in this prospectus. As a result, in accordance with the JOBS Act’s provisions, this management’s discussion and analysis of our financial condition and results of operations addresses only our results of operations for those periods and financial condition as of those dates.

Overview

The Company was organized as a bank holding company in 2002. On January 1, 2009, we merged with Independent Bank Group Central Texas, Inc., and, since that time, we have pursued a strategy to create long-term shareholder value through organic growth of our community banking franchise in our market areas and through selective acquisitions of complementary banking institutions with operations in our market areas.

Our principal business is lending to and accepting deposits from businesses, professionals and individuals. We conduct all of our banking operations through the Bank. We derive our income principally from interest earned on loans and, to a lesser extent, income from securities available for sale. We also derive income from noninterest sources, such as fees received in connection with various deposit services and mortgage brokerage operations. From time to time, we also realize gains on the sale of assets and, in some instances, gains on acquisitions. Our principal expenses include interest expense on interest-bearing customer deposits, advances from the Federal Home Loan Bank of Dallas, or the FHLB, and other borrowings, operating expenses, such as salaries, employee benefits, occupancy costs, data processing and communication costs, expenses associated with other real estate owned, other administrative expenses, provisions for loan losses and our assessment for FDIC deposit insurance.

We intend for this discussion and analysis to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. This discussion relates to our Company and its consolidated subsidiaries and should be read in conjunction with our consolidated financial statements as of September 30, 2012 and for the nine months ended September 30, 2012 and 2011 and as of and for the fiscal years ended December 31, 2011 and 2010, and the accompanying notes, appearing elsewhere in this prospectus. Our fiscal year ends on December 31.

Acquisitions Affect Period-over-Period Comparability

The comparability of our consolidated results of operations for the nine-month periods ended and as of September 30, 2012 and 2011, and for the years ended December 31, 2011 and 2010 and our consolidated financial condition as of September 30, 2012, December 31, 2011 and 2010, as well as the financial information we report in future fiscal periods, is affected by the two acquisitions we completed in 2010 and the acquisition we completed in April 2012. On July 31, 2010, we acquired Town Center Bank and on September 30, 2010, we acquired Farmersville Bancshares, Inc. and its bank subsidiary was merged into the Bank. The comparability of our consolidated results of operations for the year ended December 31, 2011 to our results of operations for the year ended December 31, 2010 is affected by the fact that the results of the acquired operations of Town Center Bank and Farmersville Bancshares were first included in our consolidated results of operations in the third quarter of our fiscal year ended December 31, 2010, but were included for all of the year ended December 31, 2011. On April 1, 2012, we acquired I Bank Holding Company, Inc. and its bank subsidiary, and the operations acquired were first included in our consolidated results of operations in the three months ended June 30, 2012. The comparability of our consolidated results of operations for the nine months ended September 30, 2012 to our consolidated results of operations for the nine months ended September 30, 2011 is affected by the fact that the results of the operations acquired in the I Bank acquisition were not included in our consolidated results of operations for the nine months ended December 31, 2011 and only included in our consolidated results of operations for the last six months of the nine months ended September 30, 2012.

Recent Developments

On October 1, 2012, we acquired The Community Group, Inc. and its subsidiary, United Community Bank. In that acquisition, we acquired assets totaling $111.0 million, including $64.0 million of loans, $26.2 million of cash and cash equivalents and $10.3 million of securities available for sale and assumed deposit liabilities of $93.6 million. The assets, liabilities and results of operations of The Community Group, Inc. are not included in our consolidated financial statements as of and for the nine months ended September 30, 2012 and will first be included in our consolidated results of operations for the three months ended December 31, 2012.

IBG Adriatica has entered into two separate contracts to sell certain of the Adriatica real property. One contract is with an unaffiliated party for the 29,000 square foot commercial office building at a purchase price of $4.2 million. The second contract is with Himalayan Ventures, L.P., an entity controlled by our majority shareholder and certain of our directors, for approximately five acres of undeveloped land and related parking spaces in the parking garage for an aggregate purchase price of approximately $3.5 million. These contracts are subject to standard closing conditions, such as title reviews. We currently anticipate that both of these sales will be completed in December 2012. If completed, we plan to use the proceeds of these sales, after the payment of expenses, to reduce the principal balance of the IBG Adriatica indebtedness. For additional information, please see “CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS.”

S Corporation Status

Since our formation in 2002, we have elected to be taxed for federal income tax purposes as a “Subchapter S corporation” under the provisions of Section 1361 through 1379 of the Internal Revenue Code. As a result, our net income has not been subject to, and we have not paid, U.S. federal income taxes and we have not been required to make any provision or recognize any liability for federal income tax in our financial statements. The consummation of the offering contemplated by this prospectus will result in the termination of our status as an S corporation and in our taxation as a C corporation under Subchapter C of the Internal Revenue Code for federal income tax purposes. Upon the termination of our status as a “Subchapter S” corporation, we will commence paying federal income taxes on our pre-tax net income and our net income for each fiscal year and each interim period will reflect a provision for federal income taxes. As a result of that change in our status under the federal income tax laws, the net income and earnings per share data presented in our historical financial statements set forth elsewhere in this prospectus, which do not include any provision for federal income taxes, will not be comparable with our future net income and earnings per share in periods after we commence to be taxed as a C corporation, which will be calculated by including a provision for federal income taxes.

Depending on our effective income tax rate, the termination of our status as an S corporation may affect our financial condition or cash flows. We have historically made periodic cash distributions to our shareholders in amounts estimated to be necessary for them to pay their estimated personal U.S. federal income tax liabilities relating to the items of our income, gain, deductions and losses allocated to each of our shareholders. The aggregate amount of such cash distributions has equaled 35% of our net income. If our effective annual income tax rate were to be materially less than 35% of our net income for any fiscal year, our cash flows and financial condition may improve commensurately compared with our historical cash flows and financial condition. On the other hand, if our effective annual income tax rate were to be materially higher than 35% in future periods, our future cash flows and financial conditions would be adversely affected compared to our historical cash flows and financial condition.

Deferred tax assets and liabilities will be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of the change in tax rates resulting from being a C corporation will be recognized in income in the quarter such change takes place. This difference between the financial statement carrying amounts of assets and liabilities and their respective tax basis would have been recorded as a net deferred tax asset of $2.3 million and $204,000 if it had been recorded on our balance sheets as of September 30, 2012 and December 31, 2011, respectively. If the Company had become a C corporation as of September 30, 2012, there would be an income tax credit of approximately $2.3 million, which would increase after tax earnings and equity by the same amount.

Discussion and Analysis of Results of Operations for the Nine Months Ended September 30, 2012 and September 30, 2011

The following discussion and analysis of our results of operations compares the nine months ended September 30, 2012 with the nine months ended September 30, 2011. The results of operations for the nine months ended September 30, 2012 are not necessarily indicative of the results of operations that may be expected for all of the year ending December 31, 2012.

Net Income

Our net income increased by $1.4 million, or 14.4%, to $11.3 million for the nine months ended September 30, 2012 from $9.9 million for the nine months ended September 30, 2011. The increase resulted from a $7.6 million increase in net interest income and a $198,000 increase in noninterest income, partially offset by a $0.6 million increase in the provision for loan losses and a $5.8 million increase in noninterest expense. Our net income for the nine months ended September 30, 2012 and, therefore, our return on average assets and our return on average equity, were adversely affected by $741,000 of net expenses from our operations of IBG Adriatica, $811,000 of acquisition-related expenses and the loss of $346,000 on the sale of its single engine aircraft in connection with the purchase of a twin engine, turbo prop aircraft.

Net Interest Income

Our net interest income is our interest income, net of interest expenses. Changes in the balances of our earning assets and our deposits, FHLB advances and other borrowings, as well as changes in the market interest rates, affect our net interest income. The difference between our average yield on earning assets and our average rate paid for interest-bearing liabilities is our net interest spread. Noninterest-bearing sources of funds, such as demand deposits and stockholders’ equity, also support our earning assets. The impact of the noninterest-bearing sources of funds is reflected in our net interest margin, which is calculated as annualized net interest income divided by average earning assets.

We earned net interest income of $41.8 million for the nine months ended September 30, 2012, an increase of $7.6 million, or 22.4%, from $34.1 million for the nine months ended September 30, 2011. The increase in net interest income was due to growth of our average interest-earning assets and a reduction in our cost of funds for the fiscal 2012 nine months as a result of an increase in noninterest-bearing deposits. Our net interest margin for the fiscal 2012 nine months remained at 4.41%, unchanged from the fiscal 2011 nine months, and our interest rate spread for the nine months ended September 30, 2012 also remained unchanged from the 4.27% interest rate spread for the comparable prior year period. The average balance of interest-earning assets for the first nine months of fiscal 2012 increased by $234.5 million, or 22.7%, to $1.3 billion from an average balance of $1.0 billion for the prior year comparable period. The average aggregate balance of noninterest-

bearing checking accounts increased to $181.8 million for the nine months ended September 30, 2012 from $143.9 million for the same period in fiscal 2011. The greatest part of the increases in interest-earning assets and noninterest-bearing deposits occurred as a result of the acquisition of I Bank that we completed in April 2012, while the balance of the increases came from organic loan and deposit growth. The decrease in net interest margin was due to a combination of factors, including the weighted-average rate on interest-bearing liabilities declining by 26 basis points from 1.44% for the nine months ended September 30, 2011 to 1.18% for the nine months ended September 30, 2012 as a result of changes in market interest rates. Our net interest margin for the nine months ended September 30, 2012 was adversely affected by a 26 basis point decline in the weighted-average yield on interest-earning assets to 5.45% for the nine months ended September 30, 2012 from 5.71% for the comparable prior period. This decline in yield resulted from changes in market interest rates and the competitive landscape.

Average Balance Sheet Amounts, Interest Earned and Yield Analysis. The following table presents average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the nine months ended September 30, 2012 and 2011. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances.

	For the Nine Months Ended September 30,
	2012			2011
	Average Outstanding Balance	Interest	Yield/ Rate(1)	Average Outstanding Balance	Interest	Yield/ Rate(1)
(dollars in thousands)
Interest-earning assets
Loans(2)	$1,118,586	$49,898	5.96%	$903,606	$42,442	6.26%
Taxable securities	76,115	1,002	1.76	67,722	1,364	2.68
Nontaxable securities	22,800	604	3.54	11,706	322	3.66
Federal funds sold and other	48,600	172	0.47	48,547	74	0.20

Total interest-earning assets	1,266,101	51,676	5.45	1,031,581	44,202	5.71
Noninterest-earning assets	151,207			131,598

Total assets	$1,417,308			$1,163,179

Interest-bearing liabilities
Checking accounts	$552,889	3,423	0.83	$438,014	3,947	1.20
Savings accounts	108,304	575	0.71	82,157	702	1.14
Limited access money market accounts	32,600	95	0.39	27,345	104	0.51
Certificates of deposit	278,842	2,278	1.09	289,390	2,918	1.34

Total deposits	972,635	6,371	0.87	836,906	7,671	1.22
FHLB advances	96,688	1,696	2.34	55,958	1,053	2.51
Notes payable and other borrowings	40,824	1,466	4.80	28,589	1,006	4.69
Junior subordinated debentures	14,538	381	3.50	14,538	357	3.27

Total interest-bearing liabilities	1,124,685	9,914	1.18	935,991	10,087	1.44
Noninterest-bearing checking accounts	181,793			143,876
Other noninterest-bearing liabilities	7,720			5,098
Stockholders’ equity	103,110			78,214

Total liabilities and equity	$1,417,308			$1,163,179

Net interest income		$41,762			$34,115

Interest rate spread			4.27%			4.27%
Net interest margin(3)			4.41			4.41

(1)	Yields and rates for the nine month periods are annualized.
(2)	Average loan balances include nonaccrual loans.
(3)	Net interest margins for the periods presented represent: (i) the difference between interest income on interest-earning assets and the interest expense on interest-bearing liabilities, divided by (ii) average interest-earning assets for the period.

Interest Rates and Operating Interest Differential. Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table shows the effect that these factors had on the interest earned on our interest-earning assets and the interest incurred on our interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous period’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior period’s volume. For purpose of the following table, changes attributable to both volume and rate, which cannot be segregated, have been allocated to the changes due to volume and the changes due to rate in proportion to the relationship of the absolute dollar amount of change in each.

	Nine Months Ended September 30, 2012 Compared with Nine Months Ended September 30, 2011
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
(dollars in thousands)
Interest-earning assets
Loans	$9,580	$(2,124)	$7,456
Taxable securities	153	(515)	(362)
Nontaxable securities	293	(11)	282
Federal funds sold and other	—	98	98

Total interest-earning assets	$10,026	$(2,552)	$7,474

Interest-bearing liabilities
Checking accounts	$883	$(1,407)	$(524)
Savings accounts	184	(311)	(127)
Limited access money market accounts	18	(27)	(9)
Certificates of deposit	(104)	(536)	(640)

Total deposits	980	(2,280)	(1,300)
FHLB advances	716	(73)	643
Notes payable and other borrowings	463	24	460
Junior subordinated debentures	—	24	24

Total interest-bearing liabilities	2,132	(2,305)	(173)

Net interest income	$7,893	$(246)	$7,647

Interest Income. Our total interest income increased $7.5 million, or 16.9%, to $51.7 million for the nine months ended September 30, 2012 from $44.2 million for the nine months ended September 30, 2011. The following table sets forth the major components of our interest income for the nine months ended September 30, 2012 and 2011 and the period-over-period variations in such categories of interest income:

(dollars in thousands)	For the Nine Months Ended September 30,		Variance
	2012	2011	2012 v. 2011
Interest income
Interest and fees on loans	$49,898	$42,442	$7,456
Interest on taxable securities	1,002	1,364	(362)
Interest on nontaxable securities	604	322	282
Interest on federal funds sold and other	172	74	98

Total interest income	$51,676	$44,202	$7,292

The 17.6% increase in our interest and fees on loans for the first nine months of fiscal 2012 from the prior year comparable period was primarily attributable to a $215.0 million increase in the average balance of our loans to $1.1 billion during the first nine months of fiscal 2012 as compared with the average balance of $0.9 billion for the first nine months of fiscal 2011. The increase resulted from our acquisition of $116.9 million of loans in the I Bank transaction in April 2012 and the organic growth of our loan portfolio.

The interest we earned on taxable securities, which consist primarily of government agency securities, decreased 26.5% for the nine months ended September 30, 2012 due primarily to a lower portfolio yield, which decreased to 1.76% from 2.68% for the comparable prior year period. The decline in yield occurred as we reinvested the proceeds of maturing securities at the lower interest rates that were available in a declining market interest rate environment.

The interest we earned on nontaxable securities during the fiscal 2012 nine months increased by 87.6% from the comparable prior year period primarily as a result of an increase in the average portfolio balance as we altered the allocation of capital invested in investment securities, increasing the percentage of our portfolio held in obligations of Texas state and municipal governmental subdivisions in order to diversify our investment security portfolio and enhance yield. These securities consist primarily of general obligation bonds issued by independent school districts located in Texas that are guaranteed by the Texas Permanent School Fund. Bonds guaranteed by that fund are currently rated AAA by Standard & Poors’ Ratings Services. The average balance of nontaxable securities increased by $11.1 million to $22.8 million for the nine months ended September 30, 2012 from $11.7 million for the comparable period in 2011.

Interest Expense. Total interest expense on our interest-bearing liabilities decreased $173,000, or 1.7%, to $9.9 million for the nine months ended September 30, 2012 from $10.1 million for the comparable prior year period. The following table sets forth the major components of our interest expense for the nine months ended September 30, 2012 and 2011 and the period-over-period variations in such categories of interest expense:

(dollars in thousands)	For the Nine Months Ended September 30,		Variance
	2012	2011	2012 v. 2011
Interest Expense
Interest on deposits	$6,371	$7,671	$(1,300)
Interest of FHLB advances	1,696	1,053	643
Interest on notes payable and other borrowings	1,466	1,006	460
Interest on junior subordinated debentures	381	357	24

Total interest expense	$9,914	$10,087	$(173)

Interest expense on deposits for the nine months ended September 30, 2012 decreased by $1.3 million, or 16.9%, primarily as a result of a decrease in the weighted-average rate of interest we paid on our deposits, although the effect of that decrease was partially offset by a 26.2% period-over-period increase in our average balance on our interest-bearing checking accounts attributable to the I Bank acquisition and organic deposit growth. The average rate on our deposits decreased by 35 basis points to 0.87% on average interest-bearing deposits of $972.6 million for the nine months ended September 30, 2012 from 1.22% on average interest-bearing deposits of $836.9 million in the comparable prior year period. This decrease in cost of funds for this source of funding primarily resulted from lower market interest rates and the 26.7% increase in the portion of deposits represented by average balance of interest-bearing checking, savings and limited access money market accounts, on which we typically pay lower rates than those we pay on our certificates of deposit.

Interest expense on FHLB advances for the nine months ended September 30, 2012 increased by $643,000, or 61.1%, due primarily to a higher average balance of such advances. The average balance of our FHLB advances increased by $40.7 million primarily as a result of funding new loan originations through such advances, in part to manage interest rate risk with respect to such loans, and the assumption of $12.5 million of FHLB advances in the I Bank acquisition.

Interest expense on notes payable and other borrowings for the first nine months of fiscal 2012 increased by $460,000, or 45.7%, as a result of a higher average balance of such borrowings. The average balance of our notes payable and other borrowings increased by $12.2 million primarily as a result of financing received from an unaffiliated commercial bank in connection with the acquisition of loans secured by the Adriatica real property in June 2011 and borrowings in conjunction with the I Bank acquisition in April 2012.

Provision for Loan Losses

We increased our allowance for loan losses to $10.9 million as of September 30, 2012 by making provisions for loan losses totaling $2.3 million in the nine months ended September 30, 2012, which was a $605,000, or 36.7%, increase over the provision for loan losses of $1.7 million we made in the comparable period in fiscal 2011. The effect of the provision for loan losses in the nine months ended September 30, 2012 on our allowance for loan losses was partially offset by net charge-offs for that period of $414,000, which net charge-offs were 0.05% of our average loans outstanding during that nine-month period. The provision for loan losses in the first nine months of fiscal 2011 had been partially offset by net charge-offs of $1.0 million during that period. Our net charge-offs were lower in the nine months in fiscal 2012, largely as a result of improvement in the quality of our real estate loan portfolio.

We made an unallocated provision for loan losses of $287,000 in the first nine months in fiscal 2012 to serve as a buffer against the risk of loss inherent in lending as our loan portfolio grew and based on our assessment of historical loan loss rates. The balance of the provision for loan losses was made based on our assessment of the credit quality of specific loans and in view of the amount of our net charge-offs in that period. We did not make any specific provision for loan losses with respect to the loans acquired in the I Bank acquisition we consummated in April 2012 because, in accordance with purchase accounting standards, we had marked to market the value of the loans acquired in those acquisitions and determined that our mark-to-market adjustments appropriately reflected the probability of losses on those loans.

Noninterest Income

Noninterest income increased $198,000, or 3.7%, to $5.6 million for the nine months ended September 30, 2012 from $5.4 million for the comparable prior year period. This increase resulted primarily from an 80.1% period-over-period increase in our mortgage fee income, which was partially offset by losses on sale of other real estate and a corporate aircraft versus gains on the sale of other real estate recognized during the nine months ended September 30, 2011. The following table sets forth the major components of our noninterest income for the nine months ended September 30, 2012 and 2011 and the period-over-period variations in such categories of noninterest income:

(dollars in thousands)	For the Nine Months Ended September 30,		Variance
	2012	2011	2012 v. 2011
Noninterest Income
Service charges on deposit accounts	$2,473	$2,533	$(60)
Mortgage fee income	2,965	1,646	1,319
(Loss) gain on other real estate transactions (excluding Adriatica real estate)	(103)	36	(139)
Gain on Adriatica real estate transactions	28	699	(671)
(Loss) gain on sale of premises and equipment	(346)	21	(367)
Increase in cash surrender value of bank owned life insurance	245	246	(1)
All other noninterest income	350	233	117

Total noninterest income	$5,612	$5,414	$198

Service charges on deposit accounts. Service charges on deposit accounts for the nine months ended September 30, 2012, decreased 2.4% from the comparable prior year period because the amount of the NSF charges that may be imposed on account holders decreased due to new regulatory restrictions on such charges.

Mortgage fee income. Income from our mortgage brokerage operations for the first nine months of fiscal 2012 increased 80.1% over the income from those operations for the first nine months of fiscal 2011. Mortgage fee income results from our share of fees paid in connection with mortgage loans that we originate and promptly sell, which increased as a result of the addition of new mortgage brokerage personnel and increases in referrals from the Bank’s personnel, as well as increased demand for refinancings of existing mortgage loans and, to a lesser extent, for new purchase loans.

Gain on Adriatica real estate transactions. We sold two parcels of property out of the Adriatica real estate in the nine months ended September 30, 2012, recognizing a small gain on the sale. However, in the prior year period we recognized a gain of $699,000 when we acquired the Adriatica real property in a deed-in-lieu of foreclosure transaction in June 2011.

Loss and gain on sale of premises and equipment. During the nine months ended September 30, 2012, in connection with its acquisition of a twin engine, turbo prop aircraft, the Bank sold the single engine turbo prop aircraft it previously owned. A loss of $346,000 was recognized on the sale. We had an insignificant gain on the sale of equipment and excess land in the comparable prior year period.

All other noninterest income. In the nine months ended September 30, 2012, we sold a branch located in an area that we determined was more effectively served by our other locations, recognizing a $51,000 gain. No comparable transaction occurred in the nine months ended September 30, 2011.

Noninterest Expense

Noninterest expense increased $5.8 million, or 20.8%, to $33.8 million for the nine months ended September 30, 2012 from $28.0 million for the comparable prior year period. The following table sets forth the major components of our noninterest expense for the nine months ended September 30, 2012 and 2011 and the period-over-period variations in such categories of noninterest expense:

(dollars in thousands)	For the Nine Months Ended September 30,		Variance
	2012	2011	2012 v. 2011
Noninterest Expense
Salaries and employee benefits	$18,910	$15,274	$3,636
Occupancy	5,315	5,094	221
Data processing	851	601	250
FDIC assessment	624	1,050	(426)
Advertising and public relations	522	407	115
Communications	985	808	177
Net other real estate owned expenses (including taxes)	205	324	(119)
Net expenses of operations of IBG Adriatica	741	271	470
Impairment of other real estate	56	98	(42)
Amortization of core deposit intangibles	480	425	55
Professional fees	752	663	89
Acquisition expense, including legal	811	—	811
Other	3,579	2,996	583

Total noninterest expense	$33,831	$28,011	$5,820

Salaries and employee benefits. Salaries and employee benefits expense, which historically has been the largest component of our noninterest expense, increased in the first nine months of fiscal 2012 by 23.8% from our salary and employee benefits expense in the comparable prior year period. The increase was primarily attributable to an increase in the number of our full-time equivalent employees during the first nine months of fiscal 2012, in large part resulting from the I Bank acquisition and, in the third quarter of fiscal 2011 and the second quarter of fiscal 2012, the addition of lending teams in high growth markets. In addition, the Company accrued higher bonuses in the current year period than it did in the comparable prior year period as a result of an increase in our profitability, increased mortgage loan production and certain performance targets being met during the nine months ended September 30, 2012.

Occupancy expense. Occupancy expense increased 4.3% from the first nine months of fiscal 2011 to the nine months ended September 30, 2012. This increase resulted from higher maintenance contract expense and building lease expenses, attributable in part to the I Bank acquisition in April 2012 and also to the establishment of our Dallas location.

Data processing expense. Our data processing expense for the first nine months of fiscal 2012 was up 41.6% over the comparable prior year period because of increased charges of our core service provider due to the increase in the number of our branches and users, as well as expenses incurred in the enhancement of our internet banking capability.

FDIC insurance assessment. Our FDIC insurance assessment expense for the nine months ended September 30, 2012 decreased by 40.6% from the amount of that expense for the comparable prior year period. This decrease in the assessment resulted from a reduction in the rate at which the Bank’s deposit insurance assessment is calculated under the mandates of the Dodd-Frank Wall Street Reform and Consumer Protection Act for banks of our size, overall condition and asset quality.

Net other real estate owned expenses. Our net other real estate owned expenses (which exclude expenses relating to the Adriatica real estate we own) decreased $119,000 in the fiscal 2012 nine months from the fiscal 2011 nine months as a result of the mix of the type of properties constituting our other real estate owned, with a greater proportion of that real estate being undeveloped land, which has lower associated maintenance and other costs than does developed property, during the fiscal 2012 nine months than was the case in the prior year comparable period. Such expenses are net of any rental income received from such real property.

Net expenses from the operations of IBG Adriatica. Our expenses associated with the operation of Adriatica real property include primarily maintenance, insurance, construction and tax expenses, some of which expenses were incurred in preparing portions of the property for sale to third parties. A portion of the property includes buildings from which we realize rental income, and the amounts shown for this category in the immediately preceding table are our expenses, net of that rental income. The gains we have recognized from the sale of portions of the Adriatica property are not netted against these expenses and are reflected in our consolidated statements of income as noninterest income. Our net expenses for the nine months ended September 30, 2012 increased by $0.5 million, or 173.4%, over the net expenses for the nine months ended September 30, 2011 in significant part because IBG Adriatica held the Adriatica real property for less than four months of the fiscal 2011 nine month period and as a result of the expenses we incurred in the nine months ended September 30, 2012 in connection with our preparation of properties for sale.

We have forecast that if we continue to hold all of the Adriatica real property we currently hold and do not sell one or more parcels of that real property, based on current interest and local property tax rates and current levels of other expenses, we will incur net operating expenses with respect to IBG Adriatica of approximately $1.0 million for each of fiscal 2013 and fiscal 2014. If the part of the Adriatica real property currently subject to contracts of sale are sold in accordance with the terms of the existing contracts of sale, we estimate that such net operating expenses will be approximately $700,000 for each of fiscal 2013 and fiscal 2014. Although the IBG Adriatica operating expenses adversely affect our net income, we anticipate that over the next two years we will be able to sell all or a significant portion of the property at a gain and eliminate a significant portion, if not all, of the operating expenses that we are currently incurring with respect to the property.

Acquisition expense. We incurred $694,000 of acquisition expenses in the nine months ended September 30, 2012 in connection with our acquisition of I Bank and $117,000 of such expenses in connection with our acquisition of The Community Group, Inc. and its subsidiary, United Community Bank, which was consummated in October 2012. These expenses included legal fees of approximately $281,000, a data processing contract termination fee of $499,000 and valuation fees of approximately $31,000. We did not complete an acquisition in the fiscal 2011 nine-month period.

Other noninterest expense. Other noninterest expense for the nine months ended September 30, 2012 increased by 19.5% as a result of higher charitable contributions, travel expenses, deposit promotion costs and correspondent bank service charges, partially offset by a $97,000 refund from the IRS related to an employee payroll tax issue that was settled in 2011.

Pro Forma Income Tax Expense and Net Income

As a result of our status as an S corporation as discussed above, we had no federal income tax expense for the nine months ended September 30, 2012 or 2011. We have determined that had we been taxed as a C corporation and paid federal income taxes for the nine months ended September 30, 2012 and 2011, our effective federal income tax rates would have been 32.2% and 31.7% for the nine-month periods ended September 30, 2012 and 2011, respectively. These pro forma effective rates reflect a federal income tax rate of 34% on corporate income and the fact that a portion of our net income in the nine months ended September 30, 2012 and 2011 was derived from nontaxable investment securities and life insurance income. Our net income for the nine months ended September 30, 2012 and 2011 was $11.3 million and $9.9 million, and our tax-exempt interest income for such periods was $0.6 million and $0.3 million, respectively. Had we been subject to federal income taxes during the nine-month periods ended September 30, 2012 and 2011, on a pro forma basis, our provision for federal income taxes would have been $3.6 million for the nine months ended September 30, 2012 and $3.1 million for the nine months ended September 30, 2011. The increase in such pro forma provision for federal income taxes would have resulted primarily from the increase in our net income for the fiscal 2012 nine months and the change in the effective federal income tax rate from the first nine months of fiscal 2011 to the first nine months in fiscal 2012. As a result of the foregoing factors, our pro forma net income, (after federal income taxes), for the nine months ended September 30, 2012 and 2011 would have been $7.7 million and $6.7 million, respectively.

Discussion and Analysis of Results of Operations for the Years Ended December 31, 2011 and December 31, 2010

The following discussion and analysis compares our results of operations for the year ended December 31, 2011 to those for the year ended December 31, 2010.

Net Income

Our net income increased by $584,000, or 4.5%, to $13.7 million for the year ended December 31, 2011 from $13.1 million for the year ended December 31, 2010. The increase resulted from an $8.2 million increase in net interest income and a $2.4 million decrease in the provision for loan losses, substantially offset by a $4.4 million decrease in noninterest income and a $5.6 million increase in noninterest expense. Noninterest income in fiscal 2010 included a $6.7 million gain on acquisitions made in that year.

Net Interest Income

We earned net interest income of $46.3 million in fiscal 2011, an increase of $8.2 million, or 21.6%, from $38.1 million in fiscal 2010. The increase in net interest income was due to a higher level of interest-earning assets in fiscal 2011 compared with fiscal 2010. The average balance of interest-earning assets in 2011 increased by $188.8 million, or 22.0%, to $1.0 billion from $0.9 billion in fiscal 2010. This increase in our interest-earning assets was largely due to having the benefit of the results of the operations of Town Center Bank, which we acquired on July 31, 2010, and of Farmersville Bancshares, which we acquired on September 30, 2010, included in our results of operations for a full year in fiscal 2011, as well as organic growth in our interest-earning assets. In addition, our interest rate spread increased by one basis point to 4.28% for fiscal 2011 from 4.27% for fiscal 2010. That improvement in the interest rate spread was due to our cost of funds declining by 34 basis points, to 1.41% for fiscal 2011 from 1.75% for fiscal 2010, versus a 33 basis point decline in the yield on interest-earning assets to an average rate of 5.69% for fiscal 2011 from 6.02% for fiscal 2010. Our weighted-average yield on our interest-earning assets for fiscal 2011 decreased as we redeployed the proceeds of amortizing and maturing assets and other funds in a lower rate environment.

Average Balance Sheet, Interest and Yield/Rate Analysis. The following table presents average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the years ended December 31, 2011 and December 31, 2010. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances.

	For the Year Ended December 31,
	2011			2010
	Average Outstanding Balance	Interest	Yield/Rate(1)	Average Outstanding Balance	Interest	Yield/Rate(1)
(dollars in thousands)
Interest-earning assets
Loans(1)	$920,296	$57,263	6.22%	$775,279	$49,614	6.40%
Taxable securities	70,042	1,767	2.52	51,626	1,903	3.69
Nontaxable securities	14,314	522	3.65	3,804	147	3.86
Federal funds sold and other	43,039	87	0.20	28,179	70	0.25

Total interest-earning assets	1,047,691	59,639	5.69	858,888	51,734	6.02
Noninterest-earning assets	133,002			110,434

Total assets	$1,180,693			$969,322

Interest-bearing liabilities
Checking accounts	443,890	5,082	1.14	326,563	5,197	1.59
Savings accounts	86,080	926	1.08	47,656	645	1.35
Limited access money market accounts	27,525	132	0.48	20,304	136	0.67
Certificates of deposit	285,808	3,772	1.32	289,841	4,801	1.66

Total deposits	843,303	9,912	1.18	684,364	10,779	1.58
FHLB advances	59,329	1,477	2.49	63,132	1,425	2.26
Notes payable and other borrowings	30,030	1,489	4.96	20,105	981	4.88
Junior subordinated debentures	14,538	480	3.30	14,538	484	3.33

Total interest-bearing liabilities	947,200	13,358	1.41	782,139	13,669	1.75
Noninterest-bearing checking accounts	148,700			116,196
Other noninterest-bearing liabilities	5,871			2,637
Stockholders’ equity	78,922			68,350

Total liabilities and equity	$1,180,693			$969,322

Net interest income		$46,281			$38,065

Interest rate spread			4.28%			4.27%
Net interest margin(2)			4.42			4.43

(1)	Average loan balances include nonaccrual loans.
(2)	Net interest margins for the periods presented represent: (i) the difference between interest income on interest-earning assets and the interest expense on interest-bearing liabilities, divided by (ii) average interest-earning assets for the period.

Interest Rates and Operating Interest Differential. Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table shows the effect that these factors had on the interest earned in our interest-earning assets and the interest incurred on our interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous period’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the previous period’s volume. For purposes of this table, changes attributable to both volume and rate, which cannot be segregated, have been allocated to the changes due to volume and the changes due to rate in proportion to the relationship of the absolute dollar amounts of change in each.

	Year Ended December 31, 2011 Compared with Year Ended December 31, 2010
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
(dollars in thousands)
Interest-earning assets
Loans	$9,056	$(1,407)	$7,649
Taxable securities	565	(701)	(136)
Nontaxable securities	384	(9)	375
Federal funds sold and other	32	(15)	17

Total interest-earning assets	$10,037	$(2,132)	$7,905

Interest-bearing liabilities
Checking accounts	$1,573	$(1,689)	$(116)
Savings accounts	435	(154)	281
Limited access money market accounts	41	(45)	(4)
Certificates of deposit	(44)	(984)	(1,028)

Total deposits	2,005	(2,872)	(867)
FHLB advances	(89)	141	52
Notes payable and other borrowings	737	(229)	508
Junior subordinated debentures	—	(4)	(4)

Total interest-bearing liabilities	2,653	(2,964)	(311)

Net interest income	$7,384	$832	$8,216

Interest Income. Our total interest income increased $7.9 million, or 15.3%, to $59.6 million in fiscal 2011 from $51.7 million in fiscal 2010. The following table sets forth the major components of our interest income for the years ended December 31, 2011 and 2010 and the period-over-period variations in such categories of interest income:

	For the Year Ended December 31,		Variance
	2011	2010	2011 v. 2010
(dollars in thousands)
Interest Income:
Interest and fees on loans	$57,263	$49,614	$7,649
Interest on taxable securities	1,767	1,903	(136)
Interest on nontaxable securities	522	147	375
Interest on federal funds sold and other	87	70	17

Total interest income	$59,639	$51,734	$7,905

Interest and fee income on our total loan portfolio for fiscal 2011 increased by 15.4% compared with such income in fiscal 2010, primarily as a result of an increase of $145.0 million, or 18.7%, in the average balance of our loans for fiscal 2011 to $920.3 million as compared with $775.3 million for fiscal 2010. That increase resulted in part from the organic growth of our loan portfolio and the acquisition of loans of $67.5 million in the Town Center Bank and Farmersville Bancshares acquisitions during the third quarter of fiscal 2010.

We experienced a 7.1% decrease in the interest we earned on taxable securities in fiscal 2011. That decrease occurred as a result of a lower average yield on such securities, although a higher average balance of taxable securities available for sale partially offset the effect of that lower average yield. The average balance on taxable securities increased by $18.4 million to $70.0 million for fiscal 2011 from $51.6 million for fiscal 2010. The average yield on such securities decreased to 2.52% for fiscal 2011 from 3.69% for fiscal 2010. The decline in the yield occurred as we reinvested the proceeds of maturing securities in securities bearing interest at the lower interest rates that were available in a declining interest rate environment.

Our interest on nontaxable securities increased 255.1% in fiscal 2011 over fiscal 2010 primarily as a result of an increase in the average nontaxable securities portfolio balance in fiscal 2011 over fiscal 2010, which increase occurred as we altered the allocation of capital invested in investment securities, increasing the percentage of our portfolio held in obligations of Texas state and municipal governmental subdivisions in order to diversify our investment securities portfolio and enhance yield. These securities consist of primarily general obligation bonds issued by independent school districts located in Texas and are guaranteed by the Texas Permanent School Fund. Bonds guaranteed by that fund are currently rated AAA by Standard & Poors’ Ratings Services. The average balance of nontaxable securities increased by $10.5 million to $14.3 million for fiscal 2011 from $3.8 million for fiscal 2010.

Interest Expense. Our total interest expense on interest-bearing liabilities decreased $311,000, or 2.3%, to $13.4 million in fiscal 2011 from $13.7 million in fiscal 2010. The following table sets forth the major components of our interest expense for fiscal 2011 and fiscal 2010 and the period-over-period variations in such categories of interest expense:

	For the Year Ended December 31,		Variance
	2011	2010	2011 v. 2010
(dollars in thousands)
Interest Expense
Interest on deposits	$9,912	$10,779	$(867)
Interest on FHLB advances	1,477	1,425	52
Interest on notes payable and other borrowings	1,489	981	508
Interest on junior subordinated debentures	480	484	(4)

Total interest expense	$13,358	$13,669	$(311)

Deposit interest expense for fiscal 2011 decreased 8.0% from fiscal 2010 as a result of a lower weighted-average rate on interest-bearing deposits, which lower rate was partially offset by an increase of $158.9 million, or 23.2%, in our average interest-bearing deposit balance to $843.3 million in fiscal 2011 from an average of $684.4 million in fiscal 2010. The decrease in our cost of funds from interest-bearing deposits was primarily attributable to lower market interest rates and the increase in the portion of all interest-bearing deposits represented by interest-bearing checking, savings and money market accounts, on which we typically pay lower rates than those we pay on our certificates of deposit. The average balance of our interest-bearing checking accounts increased by $117.3 million to $443.9 million for 2011, while savings accounts increased by $38.4 million to $86.1 million for 2011. The increase in our average interest-bearing deposit balance in fiscal 2011 was primarily attributable to the inclusion for all of fiscal 2011 of deposits assumed in the Town Center Bank and Farmersville Bancshares acquisitions in the third quarter of fiscal 2010, as well as organic growth in our interest-bearing deposits.

Interest expense on FHLB advances for fiscal 2011 increased by $0.1 million, or 3.6%, due to the higher average rate that we paid on such advances, the effect of which was partially offset by a lower average balance of those advances, which decreased by $3.9 million to $59.3 million for fiscal 2011. The average rate on those advances increased by 23 basis points to 2.49% for fiscal 2011. The higher average rate was attributable to new intermediate-term (3- to 5-year term) advances.

In addition, the interest expense on our notes payable and other borrowings for fiscal 2011 increased by $508,000, or 51.8%, as a result of primarily a higher average balance, partially offset by a lower average rate. The average balance of our notes payable and other borrowings increased by $9.9 million primarily as a result of the financing received from an unaffiliated commercial bank in connection with the acquisition of the Adriatica-related loans in June 2011 and the issuance of subordinated debt in fiscal 2011 to increase capital.

Provision for Loan Losses

We increased our allowance for loan losses to $9.1 million as of December 31, 2011 from a balance of $8.4 million as of December 31, 2010 as our loan portfolio grew. The increase was made through provisions for loan losses totaling $1.7 million in fiscal 2011, the effect of which on our allowance for loan losses was offset to a significant degree by net charge-offs of $1.0 million in fiscal 2011. Our provision for loan losses in fiscal 2010 was $4.0 million. The lower provision for loan losses in fiscal 2011 reflects lower loan losses in fiscal 2011 than in fiscal 2010, which enabled us to maintain an appropriate allowance for loan losses while making the provision described above. The lower loan losses resulted from improvements in borrowers’ ability to perform and the collection of problem assets. We had made a provision of $4.0 million in fiscal 2010 to absorb $2.4 million in net charge-offs made during fiscal 2010, largely with respect to a limited number of commercial and real estate loans, and to provide for increased risk. In addition, the provision for loan losses increased in the unallocated portion of our allowance for loan losses to reflect the risk inherent in lending. We did not make any specific provision for loan losses in fiscal 2010 or fiscal 2011 with respect to the loans acquired in the Town Center Bank and Farmersville Bancshares acquisitions that we consummated in fiscal 2010 because, in accordance with purchase accounting standards, we recorded those loans at fair value at the date of acquisition.

Noninterest Income

Noninterest income decreased $4.4 million, or 36.6%, to $7.7 million in fiscal 2011 from $12.2 million in fiscal 2010. This decline was primarily the result of the recognition in fiscal 2010 of a $6.7 million bargain purchase gain on the acquisition of banks in the third quarter of fiscal 2010, although the effect of that decline was lessened by the increase of $913,000 in mortgage fee income in fiscal 2011 over fiscal 2010. Noninterest income from sources other than the gains on bargain purchases in the acquisitions of banks, gains on the foreclosure of the collateral securing the loans secured by the Adriatica real property and gains on real property sales recognized in fiscal 2010 increased $2.2 million, or 41.1%, in fiscal 2011 compared with fiscal 2010. The following table sets forth the major components of our noninterest income for the years ended December 31, 2011 and 2010:

	For the Year Ended December 31,		Variance
	2011	2010	2011 v. 2010
(dollars in thousands)
Noninterest Income
Service charges on deposit accounts	$3,383	$2,841	$542
Mortgage fee income	2,654	1,741	913
Bargain purchase gains on acquisitions of banks	—	6,692	(6,692)
Gain on other real estate transactions (excluding Adriatica real estate)	104	136	(32)
Gain on Adriatica real estate transactions	814	—	814
Increase in cash surrender value of bank owned life insurance	330	303	27
All other noninterest income	423	443	(20)

Total noninterest income	$7,708	$12,156	$(4,448)

Service charges on deposits. Noninterest income from service charges on deposits for fiscal 2011 increased by $542,000, or 19.1%, compared with the prior year primarily due to higher ATM-related fees and overdraft protection and other deposit-related service charges resulting from a higher number of transaction accounts.

Mortgage fee income. Income from our mortgage brokerage operations for fiscal 2011 increased by 52.4% over income for such category in fiscal 2010. That fee income increased as a result of the addition of new mortgage brokerage personnel and increases in referrals from the Bank’s personnel, as well as increased demand for refinancings of existing mortgage loans and for new purchase loans.

Bargain purchase gains on the acquisition of banks. We recognized an aggregate gain of $6.7 million on the acquisitions in fiscal 2010 of Town Center Bank and Farmersville Bancshares. Such gains were recognized primarily as a result of the determination, based on independent appraisals, that the value of certain of the assets acquired in such acquisitions was in excess of the purchase price of such assets. We did not acquire any banking or other institutions or significant amounts of assets in extraordinary transactions during fiscal 2011.

Gains on Adriatica real estate transactions. In December 2011, we sold a parcel of undeveloped land and an undivided interest in certain common areas of the Adriatica development, which we had acquired in June 2011, to a company controlled by certain officers and directors of our Company and the Bank for a gain of $115,000. See “CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS—Related Person Transactions” for more information regarding this transaction. In addition, in fiscal 2011, we recognized a gain of $699,000 when we acquired the Adriatica real property in a deed-in-lieu of foreclosure transaction.

Noninterest Expense

Noninterest expense increased $5.6 million, or 16.9%, to $38.6 million in fiscal 2011 from $33.1 million in fiscal 2010. The following table sets forth the major components of our noninterest expense for the years ended December 31, 2011 and 2010:

	For the Year Ended December 31,		Variance
	2011	2010	2011 v. 2010
(dollars in thousands)
Noninterest Expense
Salaries and employee benefits	$21,118	$17,019	$4,099
Occupancy	6,776	5,552	1,224
Data processing	850	708	142
FDIC assessment	1,238	1,042	196
Advertising and public relations	589	483	106
Communications	1,074	843	231
Net other real estate owned expenses (including taxes)	403	825	(422)
Net expenses of operations of IBG Adriatica	871	—	871
Impairment of other real estate	184	805	(621)
Amortization of core deposit intangibles	567	431	136
Professional fees	971	750	221
Acquisition expense, including legal	—	668	(668)
Other	3,998	3,936	62

Total noninterest expense	$38,639	$33,062	$5,577

Salaries and employee benefits. Our salaries and employee benefits expense, which historically has been the largest component of our noninterest expense, increased 24.1% from fiscal 2010 to fiscal 2011. The increase was attributable to an increase in the number of our full-time equivalent employees, due in large part to the additional employees of the banks we acquired in fiscal 2010. The Company also added an experienced lending team during the third quarter of fiscal 2011 to expand our commercial lending operations. In addition, the Bank paid higher total bonuses in fiscal 2011 than in fiscal 2010 as a result of the increase in our profitability, increased mortgage loan production and certain performance targets being met during fiscal 2011.

Occupancy expense. Occupancy expense increased $1.2 million, or 22.1%, as a result of higher depreciation expense on our premises and equipment, increased real estate taxes and higher utilities and other occupancy costs related to the five branches added in bank acquisitions in July and September of 2010.

Data Processing. The 20.1% increase in data processing costs from fiscal 2010 to fiscal 2011 resulted from increased charges of our core service provider due to the increase in the number of our branches and users, as well as expenses incurred in the enhancement of our technology infrastructure.

Communications. Communications expense for the year ended December 31, 2011 increased by 27.4% as a result of the additional communications costs being incurred for acquired bank branches and to upgrade our communications capabilities.

FDIC insurance assessment. FDIC insurance assessment expense increased 18.8% in fiscal 2011 over the amount of the assessment in fiscal 2010. This increase was primarily attributable to an increase of $191.4 million, or 23.9%, in our average deposit balance to $992.0 million for fiscal 2011 from $800.6 million for fiscal 2010 as a result of organic growth in our deposit base during fiscal 2011 and the first full year of inclusion of deposit liabilities assumed in the Town Center Bank and Farmersville Bancshares acquisitions.

Net other real estate owned expenses. Our net other real estate expense (which exclude the expenses from operations of IBG Adriatica) decreased 51.2% in fiscal 2011 from fiscal 2010. The decrease resulted from a lower volume of foreclosures and lower costs related to the holding of other real estate owned.

Net expenses from operations of IBG Adriatica. We acquired the Adriatica real property in fiscal 2011 and, consequently, fiscal 2011 was the first fiscal year in which we had net expenses from the operation and maintenance of the Adriatica real estate. The expenses we incurred for that period were offset to a degree by rental income from buildings on the property. The gains we recognized on the sales of portions of the property were recognized as noninterest income.

Impairment of other real estate. Impairment of other real estate for fiscal 2011 decreased by $621,000, or 77.1%. The impairment expense for fiscal 2010 resulted primarily from write downs of the carrying value of certain portions of our other real estate, primarily several single-family homes. Impairments were recognized in order to facilitate a quicker sale of the properties acquired.

Professional fees. Professional fees for the year ended December 31, 2011 increased by $0.2 million, or 29.5%, due primarily to higher independent audit fees related to the Company being subject to additional audit requirements under banking regulations for fiscal 2011 as our total assets exceeded the $1 billion threshold of such requirements and, to a lesser extent, legal fees.

Acquisition expense. We incurred no acquisition expenses in fiscal 2011 as we did not complete an acquisition during that year. We had incurred $0.7 million of acquisition expenses, including legal, in fiscal 2010 relating to the acquisitions of Town Center Bank and Farmersville Bancshares.

Pro Forma Income Tax Expense

As a result of our status as an S corporation as discussed above, we had no federal income tax expense for fiscal 2011 or fiscal 2010. We have determined that had we been taxed as a C corporation and paid federal income taxes for fiscal 2011 and fiscal 2010, our pro forma effective federal income rates would have been

31.7% for fiscal 2011 and 33.1% for fiscal 2010 in light of our federal corporate income tax rate of 34% and the fact that a portion of our net income earned during that period was from nontaxable securities and life insurance income. Our net income for fiscal 2011 and fiscal 2010 was $13.7 million and $13.1 million, respectively, our tax-exempt interest income for such periods was $0.5 million and $0.1 million, respectively, and we had nontaxable increases in the value of BOLI of $0.3 million for such periods. On a pro forma basis, our provision for federal income taxes would have been $4.3 million for each of fiscal 2011 and fiscal 2010. As a result of the foregoing factors, our pro form net income, after federal taxes, for fiscal 2011 and fiscal 2010 would have been $9.4 million and $8.8 million, respectively.

Discussion and Analysis of Financial Condition

Assets

Our total assets increased by $261.7 million, or 20.9%, to $1.5 billion as of September 30, 2012 from $1.3 billion as of December 31, 2011, due to organic growth in our loan portfolio and the acquisition of $172.6 million of total assets in our I Bank acquisition in April 2012.

Our total assets increased $156.2 million, or 14.2%, to $1.3 billion as of December 31, 2011 from $1.1 billion as of December 31, 2010, primarily as a result of a $128.2 million increase in our loan portfolio, a $41.4 million increase in our securities available for sale and $16.1 million investment in Adriatica real estate. Those increases were partially funded by a reduction in our cash and cash equivalents of $29.7 million from December 31, 2010 to December 31, 2011 as we became more fully invested in earning assets. We funded our year-over-year asset growth primarily by increasing deposits and, to a lesser extent, with FHLB advances and other borrowings.

Loan Portfolio

Our loan portfolio is the largest category of our earning assets. As of September 30, 2012 and December 31, 2011 and 2010, loans, net of allowance for loan losses, totaled $1.2 billion, $1.0 billion and $0.9 billion, respectively. The following table presents the balance and associated percentage of each major category in our loan portfolio as of September 30, 2012, December 31, 2011 and December 31, 2010:

	As of September 30,		As of December 31,
	2012		2011		2010
	Amount	% of Total	Amount	Percent	Amount	% of Total
(dollars in thousands)
Commercial	$121,208	9.86%	$127,827	12.93%	$121,805	14.16%
Real estate:
Commercial real estate	585,568	47.61	470,820	47.62	361,106	41.98
Commercial construction, land and land development	89,298	7.26	79,063	8.00	81,270	9.45
Residential real estate(1)	291,006	23.66	222,929	22.55	211,297	24.57
Single-family interim construction	68,016	5.53	24,592	2.49	20,402	2.37
Agricultural	34,890	2.84	34,923	3.53	32,902	3.83
Consumer	39,744	3.23	28,437	2.88	31,270	3.64
Other	101	0.01	80	—	76	—

Total loans	1,229,831	100.00%	988,671	100.00%	860,128	100.00%

Other items:
Allowance for losses	(10,901)		(9,060)		(8,403)

Total loans, net	$1,218,930		$979,611		$851,725

(1)	Includes mortgage loans held for sale as of September 30, 2012, December 31, 2011 and December 31, 2010 of $4.7 million, $3.0 million and $3.3 million, respectively.

Loans prior to our allowance for loan losses increased $241.2 million, or 24.4%, to $1,229.8 million as of September 30, 2012 from $988.7 million as of December 31, 2011, as a result of the organic growth of our loan portfolio and the acquisition of I Bank. Loans prior to our allowance for loan losses increased $128.5 million, or 14.9%, to $988.7 million as of December 31, 2011 from $860.1 million as of December 31, 2010, as a result of organic growth in our loan portfolio, as we hired additional experienced lenders, expanded within our markets and benefited from increasing loan demand.

The following table sets forth the contractual maturities, including scheduled principal repayments, of our loan portfolio (which includes balloon notes) and the distribution between fixed and adjustable interest rate loans as of December 31, 2011:

	Within One Year		One Year to Five Years		After Five Years		Total
(dollars in thousands)	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate
Commercial	$33,449	$32,402	$30,902	$19,485	$1,998	$9,591	$66,349	$61,478
Real estate:
Commercial real estate	26,736	20,644	130,204	69,097	45,852	178,287	202,792	268,028
Commercial construction, land and land development	16,803	17,001	12,061	8,404	4,604	20,190	33,468	45,595
Residential real estate	35,887	8,029	76,747	19,699	33,677	48,890	146,311	76,618
Single family interim construction	14,955	7,744	1,385	57	279	172	16,619	7,973
Agricultural	10,433	4,672	9,415	2,873	694	6,836	20,542	14,381
Consumer	16,470	175	11,404	136	190	62	28,064	373
Other	80	—	—	—	—	—	80	—

Total loans	$154,813	$90,667	$272,118	$119,751	$87,294	$264,028	$514,225	$474,446

The principal categories of our loan portfolio are discussed below:

Commercial loans. We provide a mix of variable and fixed rate commercial loans. The loans are typically made to small- and medium-sized manufacturing, wholesale, retail and service businesses and medical practices for working capital needs and business expansions. Commercial loans generally include lines of credit and loans with maturities of five years or less. The loans are generally made with operating cash flows as the primary source of repayment, but may also include collateralization by inventory, accounts receivable, equipment and/or personal guarantees. We plan to continue to make commercial loans an area of emphasis in our lending operations in the future.

Commercial loans decreased $6.6 million, or 5.2%, to $121.2 million as of September 30, 2012 from $127.8 million as of December 31, 2011, which decrease resulted from payoffs of existing loans. Our commercial loan portfolio increased $6.0 million, or 4.9%, to $127.8 million as of December 31, 2011 from $121.8 million as of December 31, 2010, as a result of increased lending activity.

Commercial real estate loans. Our commercial real estate loans generally are used by customers to finance their purchase of office buildings, retail centers, medical facilities and mixed-use buildings. Approximately 56%, 62% and 69% of our commercial real estate loans as of September 30, 2012, December 31, 2011 and December 31, 2010, respectively, were owner-occupied. Such loans generally involve less risk than loans on investment property We expect that commercial real estate loans will continue to be a significant portion of our total loan portfolio and an area of emphasis in our lending operations.

Our commercial real estate loans increased $114.7 million, or 24.4%, to $585.6 million as of September 30, 2012 from $470.8 million as of December 31, 2011, as a result of the I Bank acquisition and increased lending activity. Commercial real estate loans increased $109.7 million, or 30.4%, to $470.8 million as of December 31, 2011 from $361.1 million as of December 31, 2010, as a result of increased demand for commercial real loans within our markets and from increased lending activity resulting from the addition of experienced lending officers in growing markets.

Commercial construction, land and land development loans. Our commercial construction, land and land development loans comprise loans to fund commercial construction, land acquisition and real estate development construction. Although we continue to make commercial construction loans, land acquisition and land development loans on a selective basis, we do not expect our lending in this area to result in this category of loans being a significantly greater portion of our total loan portfolio.

Commercial construction, land and land development loans increased $10.2 million, or 12.9%, to $89.3 million as of September 30, 2012 from $79.1 million as of December 31, 2011. The December 31, 2011 balance reflected a decrease of $2.2 million, or 2.7%, from a balance of $81.3 million as of December 31, 2010. The increase in loans in this category from December 31, 2011 to September 30, 2012 resulted primarily as a result of the I Bank acquisition. The decrease in the aggregate amount of loans in this category that we experienced from December 31, 2010 to December 31, 2011 occurred as a result of lower demand for such loans and the Bank’s decision to place less emphasis on land development loans.

Residential real estate loans. Our residential real estate loans are primarily made with respect to and secured by single-family homes, which are both owner-occupied and investor owned and include a limited amount of home equity loans, with a relatively small average loan balance spread across many individual borrowers. However, our loan portfolio also includes a number of multi-family housing real estate loans. We expect that we will continue to make residential real estate loans, with an emphasis on single-family housing loans, so long as housing values in our markets do not deteriorate from current prevailing levels and we are able to make such loans consistent with our current credit and underwriting standards.

Residential real estate loans increased $68.1 million, or 30.5%, to $291.0 million as of September 30, 2012 from $222.9 million as of December 31, 2011, which balance was an increase of $11.6 million, or 5.5%, from $211.3 million as of December 31, 2010. The increase in loans in this category from December 31, 2011 to September 30, 2012 resulted from the I Bank acquisition and increased lending activity. The increase in the aggregate amount of loans in this category that we experienced from December 31, 2010 to December 31, 2011 occurred as a result of increased lending activity due to an increase in demand.

Single family interim construction loans. We make single family interim construction loans to home builders and individuals to fund the construction of single family residences with the understanding that such loans will be repaid from the proceeds of the sale of the homes by builders or, in the case of individuals building their own homes, with the proceeds of a permanent mortgage loan. Such loans are secured by the real property being built and are made based on our assessment of the value of the property on an as-completed basis. We expect to continue to make single family interim construction loans so long as demand for such loans continues and the market for single family housing and the values of such properties remain stable or continue to improve in our markets.

The balance of these loans in our loan portfolio increased by $43.4 million, or 176.6%, from $24.6 million as of December 31, 2011 to $68.0 million as of September 30, 2012, as a result of the acquisition of these types of loans in the I Bank transaction and as demand for new housing and new housing starts increased in our market areas during the nine months ended September 30, 2012. The balance of these loans increased by $4.2 million from $20.4 million as of December 31, 2010 to $24.6 million as of December 31, 2011 as we saw the beginning of an increase in demand for new housing and new housing starts in our market areas in fiscal 2011.

Other categories of loans. Other categories of loans included in our loan portfolio include agricultural loans made to farmers and ranchers relating to their operations, consumer loans made to individuals for personal purposes, including automobile purchase loans and personal lines of credit. None of these categories of loans represents a significant portion of our total loan portfolio or represents more than 4.0% of our total loan portfolio as of September 30, 2012, December 31, 2011 or December 31, 2010.

Asset Quality

Nonperforming Assets. We have established procedures to assist us in maintaining the overall quality of our loan portfolio. In addition, we have adopted underwriting guidelines to be followed by our lending officers and require significant senior management review of proposed extensions of credit exceeding certain thresholds. When delinquencies exist, we rigorously monitor the levels of such delinquencies for any negative or adverse trends. Our loan review procedures include approval of lending policies and underwriting guidelines by the Board of Directors of the Bank, an annual independent loan review, approval of large credit relationships by the Bank’s Directors’ Loan Committee and loan quality documentation procedures. We, like other financial institutions, are subject to the risk that our loan portfolio will be subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

We discontinue accruing interest on a loan when management of our Company believes, after considering our collection efforts and other factors, that the borrower’s financial condition is such that collection of interest of that loan is doubtful. Loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans, including troubled debt restructurings, that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. We did not make any changes in our nonaccrual policy during the nine months ended September 30, 2012 or during fiscal 2011 or fiscal 2010.

Placing a loan on nonaccrual status has a two-fold impact on net interest earnings. First, it may cause a charge against earnings for the interest which had been accrued in the current year but not yet collected on the loan. Second, it eliminates future interest income with respect to that particular loan from the Bank’s revenues. Interest on such loans is not recognized until the entire principal is collected or until the loan is returned to performing status. The Bank had $4.8 million, $4.4 million and $7.8 million in loans on nonaccrual status as of September 30, 2012, December 31, 2011 and December 31, 2010, respectively. Our loans on nonaccrual status decreased from December 31, 2010 to December 31, 2011 as a result of collections of loans by means of foreclosures and reductions in nonperforming loans by other means, including payoffs. However, we had an increase in loans on nonaccrual status from December 31, 2011 to September 30, 2012 as a result of one large loan acquired in the I Bank acquisition, the effect of which was partially offset by the paydown of certain other loans on nonaccrual status.

Real estate we have acquired as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned until sold. The Bank’s policy is to initially record other real estate at fair value less estimated costs to sell at the date of foreclosure. After foreclosure, other real estate is carried at the lower of the initial carrying amount (fair value less estimated costs to sell or lease), or at the value determined by subsequent appraisals of the other real estate.

The Bank obtains appraisals of real property which secure loans and may update such appraisals of real property securing loans categorized as nonperforming loans and potential problem loans, in each case as required by regulatory guidelines. In instances where updated appraisals reflect reduced collateral values, an evaluation of the borrower’s overall financial condition is made to determine the need, if any, for possible write-downs or appropriate additions to the allowance for loan losses.

We periodically modify loans to extend the term or make other concessions to help a borrower with a deteriorating financial condition stay current on their loan and to avoid foreclosure. We generally do not forgive principal or interest on loans or modify the interest rates on loans to rates that are below market rates. Under applicable accounting standards, such loan modifications are generally classified as troubled debt restructurings.

The following table sets forth the allocation of our nonperforming assets among our different asset categories as of the dates indicated. We classify nonperforming loans as nonaccrual loans, loans past due 90 days or more and still accruing interest or loans modified under restructurings as a result of the borrower experiencing financial difficulties. The balances of nonperforming loans reflect the net investment in these assets, including deductions for purchase discounts.

	As of September 30, 2012	As of December 31,
(dollars in thousands)		2011	2010
Nonaccrual loans
Commercial	$223	$131	$194
Real estate:
Commercial real estate, construction, land and land development	2,794	1,291	5,531
Residential real estate	1,709	2,864	2,079
Single-family interim construction	—	91	—
Agricultural	—	—	—
Consumer	87	54	42
Other	—	—	—

Total nonaccrual loans	4,813	4,431	7,846

Loans delinquent 90 days or more and still accruing
Commercial	—	$31	$39
Real estate:
Commercial real estate, construction, land and land development	386	—	—
Residential real estate	—	—	92
Single-family interim construction	—	—	—
Agricultural	—	—	2
Consumer	8	24	1
Other	—	—	—

Total loans delinquent 90 days or more and still accruing	394	55	134

Troubled debt restructurings, not included in nonaccrual loans
Commercial	432	552	147
Real estate:
Commercial real estate, construction, land and land development	3,669	6,094	7,671
Residential real estate	1,939	136	382
Single-family interim construction	—	—	—
Agricultural		—	—
Consumer	11	12	—
Other	—	—	—

Total troubled debt restructurings, not included in nonaccrual loans	6,051	6,794	8,200

Total nonperforming loans	11,258	11,280	16,180

Other real estate owned (Bank only)
Commercial real estate, construction, land and land development	7,779	7,835	7,164
Residential real estate	20	100	155
Single-family interim construction	—	—	—
Agricultural real estate	—	457	535

Total other real estate owned	7,799	8,392	7,854

Adriatica real estate owned	15,836	16,065	—

Total nonperforming assets	$34,893	$35,737	$24,034

Ratio of nonperforming loans to total loans	0.92%	1.14%	1.89%
Ratio of nonperforming assets to total assets	2.30	2.85	2.19

The balance of our nonperforming loans remained relatively stable from December 31, 2011 to September 30, 2012, as our troubled debt restructurings declined due to continued paydowns, while nonaccrual loans and loans delinquent 90 days or more and still accruing increased. The decrease of $4.9 million, or 30.3%, in nonperforming loans during fiscal 2011 resulted from collections, foreclosures and sale of foreclosed assets.

We did not recognize any interest income on nonaccrual loans during the nine months ended September 30, 2012 or in fiscal 2011 while the loans were in nonaccrual status. The amount of interest we included in our net interest income for the nine months ended September 30, 2012 and fiscal 2011 with respect to loans classified as troubled debt restructurings was $244,000 and $350,000, respectively. Additional interest income that we would have recognized on nonaccrual loans and loans classified as troubled debt restructurings had they been current in accordance with their original terms was $165,000 and $154,000, respectively, during the nine months ended September 30, 2012 and fiscal 2011.

As of September 30, 2012, we had a total of 64 loans with an aggregate principal balance of $8.5 million that were not currently nonaccrual loans, 90 days past due loans or troubled debt restructurings, but where we had information about possible credit problems of the borrowers that caused our management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and that could result in those loans becoming nonaccrual loans, 90 days past due loans or troubled debt restructurings in the future.

As of September 30, 2012, we had other real estate with a carrying value of $7.8 million, down $0.6 million from the balance as of December 31, 2011. The balance as of December 31, 2011, $8.4 million, was up $0.5 million from our other real estate owned balance of $7.9 million as of December 31, 2010. The date-to-date changes in other real estate owned resulted from our ordinary course acquisition of real estate at foreclosures or in deed-in-lieu of foreclosure transactions, excluding the Adriatica real property, certain sales and adjustments to the carrying values of such assets.

We utilize an asset risk classification system in compliance with guidelines established by the state and federal banking regulatory agencies as part of our efforts to improve asset quality. In connection with examinations of insured institutions, examiners have the authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard,” “doubtful,” and “loss.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values. An asset classified as loss is not considered collectable and is of such little value that continuance as an asset is not warranted. We produce a problem asset report that is reviewed by the Bank’s board of directors monthly. That report also includes “pass/watch” loans and other assets especially mentioned or OAEM. Pass/watch loans have a potential weakness that requires more frequent monitoring. OAEM credits have weaknesses that require attention. Officers and directors loan committees review these loans monthly to determine if a more severe rating is warranted.

Allowance for Loan Losses. The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. Our allowance for loan losses represents our estimate of probable and reasonably estimable loan losses inherent in loans held for investment as of the respective balance sheet date. Our methodology for assessing the adequacy of the allowance for loan losses includes a general allowance for performing loans, which are grouped based on similar characteristics, and a specific allowance for individual impaired loans. Actual credit losses or recoveries are charged or credited directly to the allowance.

We establish an allowance for loan losses that we believe to be adequate for the losses we estimate to be inherent in our loan portfolio. In making our evaluation of the credit risk of the loan portfolio, we consider factors such as the volume, growth and composition of the loan portfolio, the diversification by industry of our commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, historical loan loss experience, industry loan loss experience, the amount of nonperforming loans and related collateral and the evaluation of our loan portfolio by the loan review function. We establish general allowances based on a number of factors, including historical loss rates, an assessment of portfolio trends and conditions, concentrations and economic conditions.

We may assign a specific allowance to individual loans based on an impairment analysis. Loans are considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The amount of impairment is based on an analysis of the most probable source of repayment, including the present value of the loan’s expected future cash flows, the estimated market value or the fair value of the underlying collateral.

We follow a loan review program to evaluate the credit risk in the loan portfolio. Throughout the loan review process, we maintain an internally classified loan watch list, which, along with a delinquency list of loans, helps management assess the overall quality of our loan portfolio and the adequacy of the allowance for loan losses. Charge-offs occur when we deem a loan to be uncollectible.

Analysis of the Allowance for Loan Losses. The following table sets forth the allowance for loan losses by category:

	As of September 30,		As of December 31,
(dollars in thousands)	2012	% of Total Loans(1)	2011	% of Total Loans(1)	2010	% of Total Loans(1)
Commercial loans	$1,303	9.86%	$1,259	12.93%	$1,228	14.16%
Real estate:
Commercial real estate, construction, land and land development	6,094	54.87	5,051	55.62	4,294	51.43
Residential real estate	1,863	23.66	1,964	22.55	1,639	24.57
Single family interim construction	753	5.53	317	2.49	250	2.37
Agricultural	208	2.84	209	3.53	167	3.83
Consumer	393	3.23	235	2.88	293	3.64
Other	—	0.01	—	—	—	—
Unallocated	287	—	25	—	532	—

Total allowance for loan losses	$10,901	100.00%	$9,060	100.00%	$8,403	100.00%

(1)	Represents the percentage of our total loans included in each loan category.

During the period from January 1, 2010 to September 30, 2012, we increased our allowance for loan losses from $6.7 million to $10.9 million. During that period, $184.5 million of the growth in our loan portfolio occurred through the acquisition of loans in bank acquisitions. The problem assets in those acquisitions that might have required an allowance for loan loss if our Company had originated those loans were instead appropriately recorded at their fair value determined in accordance with fair value accounting rules, as were other loans acquired in those acquisitions. In light of the fair value adjustments made with respect to the carrying value of the problem loans acquired in the acquisitions previously discussed, we have concluded that the ratio of our allowance for loan losses to our total loans may properly be lower than it would have been had those fair value adjustments for the problem loans acquired not been made.

Our allowance for loan losses increased by $1.8 million to $10.9 million as of September 30, 2012 from $9.1 million as of December 31, 2011, as a result of organic growth in our loan portfolio as well as the increase in total loans due to the I Bank acquisition. As a consequence of that loan growth, we increased the unallocated portion of our allowance for loan losses by $262,000. Our allowance for loan losses increased $657,000 to $9.1 million as of December 31, 2011, from $8.4 million as of December 31, 2010. The increase resulted primarily from an increase in loss exposures with commercial real estate, construction, land and land development and residential real estate loans as of December 31, 2011, although the change in our allowance for loan losses also reflects a $507,000 decrease in the unallocated allowance for loans losses. As of September 30, 2012, loans as to which we had made a specific allowance for loan losses totaled $6.8 million, compared with $10.0 million of such loans as of December 31, 2011 and $7.1 million of such loans as of December 31, 2010. The specific allowance for loan losses to such loans was $1.1 million, $1.6 million and $1.3 million as of September 30, 2012, December 31, 2011 and December 31, 2010, respectively.

The following table provides an analysis of the provisions for loan losses, net charge-offs and recoveries for the nine-month periods ended September 30, 2012 and 2011 and for 2011 and 2010 and the effects of those items on our allowance for loan losses:

	As of and for the Nine Months Ended September 30,	As of and for the Year Ended December 31,
(dollars in thousands)	2012	2011	2010
Allowance for loan losses-balance at beginning of period	$9,060	$8,403	$6,742

Charge-offs
Commercial	(81)	(23)	(579)
Real estate:
Commercial real estate, construction, land and land development	(203)	(694)	(416)
Residential real estate	(179)	(316)	(837)
Single-family interim construction	—	(20)	(561)
Agricultural	—	—	—
Consumer	(61)	(94)	(114)
Other	—	—	—

Total charge-offs	(524)	(1,147)	(2,507)

Recoveries
Commercial	—	17	15
Real estate:
Commercial real estate, construction, land and land development	64	35	3
Residential real estate	1	—	49
Single-family interim construction	—	49	10
Agricultural	—	—	—
Consumer	45	53	48
Other	—	—	—

Total recoveries	110	154	125

Net charge-offs	(414)	(993)	(2,382)

Provision for loan losses	2,255	1,650	4,043

Allowance for loan losses-balance at end of period	$10,901	9,060	$8,403

Ratios
Net charge-offs to average loan outstanding (annualized)	0.05%	0.11%	0.31%
Allowance for loan losses to nonperforming loans at end of period	96.83	80.32	51.93
Allowance for loan losses to total loans at end of period	0.89	0.92	0.98

The ratio of our allowance for loan losses to total loans was 0.89% as of September 30, 2012, compared to 0.92% as of December 31, 2011, which decrease occurred as a result of net charge-offs of $414,000 occurring during the nine months ended September 30, 2012. The ratio of net charge-offs to average loans outstanding decreased to 0.05% for the nine months ended September 30, 2012 from 0.11% for the year ended December 31, 2011 as a result of improvement in the financial condition of our borrowers and the value of the collateral securing our loans.

The ratio of our allowance for loan losses to total loans was 0.92% as of December 31, 2011, compared to 0.98% as of December 31, 2010. This ratio decreased as a result of the increase in our loan portfolio as well as net charge-offs of $1.0 million occurring during fiscal 2011. The ratio of net charge-offs to average loans outstanding decreased to 0.11% for fiscal 2011 from 0.31% for fiscal 2010 as a result of improvement in the financial condition of our borrowers and the value of the collateral securing our loans. During fiscal 2010, we experienced net charge-offs on certain commercial business loans and commercial, land development, residential and interim construction real estate loans attributable to conditions in the real estate market.

Securities Available for Sale

Our investment strategy aims to maximize earnings while maintaining liquidity in securities with minimal credit risk. The types and maturities of securities purchased are primarily based on our current and projected liquidity and interest rate sensitivity positions.

The following table sets forth the book value, which is equal to fair market value because all investment securities we held were classified as available for sale as of the applicable date, and the percentage of each category of securities as of September 30, 2012 and December 31, 2011 and 2010:

	As of September 30,		As of December 31,
	2012		2011	2010
(dollars in thousands)	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total
Securities available for sale
U.S. Treasury securities	$3,555	3.61%	$2,550	2.71%	$1,030	1.96%
Government agency securities	69,312	70.42	65,686	69.89	41,420	78.73
Obligations of state and municipal subdivisions	24,621	25.01	22,325	23.75	5,998	11.40
Pass-through securities guaranteed by FNMA, GNMA, FHLMC and SBA	939	0.96	3,430	3.65	4,163	7.91

Total securities available for sale	$98,427	100.00%	$93,991	100.00%	$52,611	100.00%

The following table sets forth the book value, scheduled maturities and weighted average yields for our investment portfolio as of September 30, 2012.

(dollars in thousands)	Book Value	% of Total Investment Securities	Weighted Average Yield
U.S. Treasury securities
Maturing within one year	$—	—	—
Maturing in one to five years	3,555	3.61%	1.31%
Maturing in five to ten years	—	—	—
Maturing after ten years	—	—	—

Total U.S. Treasury securities	3,555	3.61	1.31

Government agency securities
Maturing within one year	2,046	2.08	5.27
Maturing in one to five years	48,509	49.28	1.06
Maturing in five to ten years	18,757	19.06	2.11
Maturing after ten years	—		—

Total government agency securities	69,312	70.42	1.47

Obligations of state and municipal subdivisions
Maturing within one year	112	0.11	2.09
Maturing in one to five years	311	0.32	5.40
Maturing in five to ten years	2,822	2.87	4.98
Maturing after ten years	21,376	21.72	5.80

Total obligations of state and municipal subdivisions	24,621	25.02	5.68

Pass-through securities guaranteed by FNMA, GNMA, FHLMC and SBA
Maturing within one year	3	0.00	6.20
Maturing in one to five years	829	0.84	6.07
Maturing in five to ten years	2	0.00	2.16
Maturing after ten years	105	0.11	1.39

Total pass-through securities guaranteed by FNMA, GNMA, FHLMC and SBA	939	0.95	5.51

Total investment securities	$98,427	100.00%	2.49%

The following tables summarize the amortized cost of securities classified as available for sale and their approximate fair values as of the dates shown:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale
As of September 30, 2012
U.S. treasuries	$3,493	$62	$—	$3,555
Government agency securities	68,636	676	—	69,312
Obligations of state and municipal subdivisions	22,584	2,037	—	24,621
Pass-through securities guaranteed by FNMA, GNMA,and FHLMC	864	75	—	939

	$95,577	$2,850	$—	$98,427

As of December 31, 2011:
U.S. treasuries	$2,492	$58	$—	$2,550
Government agency securities	65,092	615	(21)	65,686
Obligations of state and municipal subdivisions	20,970	1,355	—	22,325
Pass-through securities guaranteed by FNMA, GNMA, and FHLMC	3,275	155	—	3,430

	$91,829	$2,183	$(21)	$93,991

As of December 31, 2010:
U.S. treasuries	$1,000	$30	$—	$1,030
Government agency securities	40,686	798	(64)	41,420
Obligations of state and municipal subdivisions	6,063	71	(136)	5,998
Pass-through securities guaranteed by FNMA, GNMA, and FHLMC	3,996	168	(1)	4,163

	$51,745	$1,067	$(201)	$52,611

Our securities available for sale, carried at fair value, increased $4.4 million, or 4.7%, during the nine months ended September 30, 2012 and $41.4 million, or 78.7%, during fiscal 2011. The increase in our investment portfolio from December 31, 2011 to September 30, 2012 primarily reflected an increase in government agency securities and obligations of state and municipal subdivisions. This growth in our portfolio occurred primarily as the result of growth in our assets available for investment. The increase in our investment securities portfolio from December 31, 2010 to December 31, 2011 occurred as we experienced significant deposit growth which, combined with our other improved liquidity metrics, allowed us to reduce our excess cash position and allocate resources to higher earning assets.

As the size of our portfolio has increased, we have changed the allocation of our capital invested in investment securities, increasing the percentage of our portfolio held in obligations of state and municipal subdivisions in order to diversify our investment securities portfolio and enhance yield without diminishing asset quality.

Cash and Cash Equivalents

Cash and cash equivalents decreased $13.9 million, or 24.5%, to $42.8 million as of September 30, 2012, from $56.7 million as of December 31, 2011. Cash and cash equivalents decreased $29.7 million, or 34.4%, to $56.7 million as of December 31, 2011 from $86.3 million as of December 31, 2010. In each case, such decreases occurred primarily as we funded loans made in response to higher loan demand.

Certificates of Deposit Held in Other Banks

We owned certificates of deposit held in other banks in the amount of $10.4 million as of September 30, 2012, which we acquired in the I Bank acquisition and which mature between October 2012 and December 2013.

Goodwill and Core Deposit Intangible, Net

Our total goodwill was $23.9 million as of September 30, 2012, and was $11.2 million at both December 31, 2011 and December 31, 2010. Goodwill represents the excess of the consideration paid over the fair value of the net assets acquired. The increase in our goodwill from December 31, 2011 to September 30, 2012 resulted from the acquisition of I Bank.

Our other intangible asset, our core deposit intangible, net, was $3.2 million as of September 30, 2012, $2.7 million as of December 31, 2011 and $3.2 million as of December 31, 2010. Our core deposit intangible is amortized on a straight-line basis over its estimated useful life of 10 years. The increase in the core deposit intangible, net, from December 31, 2011 to September 30, 2012 occurred as a result of the growth in our core deposit intangible of $1.1 million as a result of the acquisition of deposits in the I Bank acquisition and organic deposit growth, the benefit of which was partially offset by the amortization of our core deposit intangible, net, for that period. The decrease in our core deposit intangible, net, from December 31, 2010 to December 31, 2011 occurred as the result of the amortization of our core deposit intangible in 2011.

Liabilities

Our total liabilities increased $230.0 million, or 19.7%, to $1.4 billion as of September 30, 2012, from $1.2 billion as of December 31, 2011, primarily due to the assumption of deposit liabilities of $122.9 million in the I Bank acquisition that was consummated in April, 2012, with the balance of the increase being accounted for by organic growth in our deposit base and an increase in FHLB advances of $38.4 million. Our total liabilities increased $146.2 million to $1.2 billion as of December 31, 2011 from $1.0 billion as of December 31, 2010, due to growth in deposits of $102.9 million, an increase in FHLB borrowings of $27.0 million and an increase in our notes payable and other borrowings of $15.4 million. We increased our FHLB borrowings for liquidity and interest rate risk management purposes in connection with funding of loans. The increase in our notes payable and other borrowings was due to refinancings, acquisitions and increasing debt capital.

Deposits

Deposits represent the Bank’s primary source of funds. We continue to focus on growing core deposits through our relationship driven banking philosophy and community-focused marketing programs.

Total deposits were $1.2 billion as of September 30, 2012 compared with $1.0 billion as of December 31, 2011, an increase of $182.1 million, or 17.7%. As of September 30, 2012, noninterest-bearing demand, interest-bearing checking, savings deposits and limited access money market accounts accounted for 77.5% of our total deposits, while individual retirement accounts and certificates of deposit made up 22.5% of total deposits. Noninterest-bearing demand deposits totaled $198.9 million, or 16.4% of total deposits, as of September 30, 2012 compared with $168.8 million, or 16.4% of total deposits as of December 31, 2011, an increase of $30.1 million or 17.8%. The average cost of deposits was 0.87% per annum for the nine months ended September 30, 2012 compared with 1.22% for the comparable prior year period.

Total deposits were $1.0 billion as of December 31, 2011 compared with $0.9 billion as of December 31, 2010, an increase of $103.0 million or 11.1%. As of December 31, 2011, demand, interest-bearing checking, savings deposits, and limited access money market accounts accounted for 73.9% of total deposits, while individual retirement accounts and certificates of deposit made up 26.1% of total deposits. Noninterest-bearing demand deposits totaled $ 168.8 million or 16.4 % of total deposits as of December 31, 2011 compared with $133.3 million, or 14.4% of total deposits, as of December 31, 2010, an increase of $35.5 million or 26.7%. The average cost of deposits was 1.18% for 2011 compared with 1.58% for 2010.

The period decrease in the average cost of deposits during the comparable periods was primarily the result of decreases in interest rates offered on certain deposit products due to decreases in average market interest rates and decreases in renewal interest rates on maturing certificates of deposit given the current low interest rate environment.

The following table summarizes our average deposit balances and weighted average rates for the periods presented:

	For the Nine Months Ended September 30, 2012
(dollars in thousands)	Average Balance	Percent of Average Total Deposits	Weighted Average Rate
Deposit Type
Noninterest-bearing demand accounts	$181,793	15.75%	0.00%
Interest-bearing checking accounts	552,889	47.89	0.83
Savings Accounts	108,304	9.38	0.71
Limited access money market accounts	32,600	2.82	0.39
Certificates of deposit	278,842	24.16	1.09

Total deposits	$1,154,428	100.00%	0.87%

	For the Year Ended December 31, 2011			For the Year Ended December 31, 2010
(dollars in thousands)	Average Balance	Percent of Average Total Deposits	Weighted Average Rate	Average Balance	Percent of Average Total Deposits	Weighted Average Rate
Deposit Type
Noninterest-bearing demand accounts	$148,700	14.99%	0.00%	$116,196	14.52%	0.00%
Interest-bearing checking accounts	443,890	44.75	1.14	326,563	40.79	1.59
Savings accounts	86,080	8.68	1.08	47,656	5.95	1.35
Limited access money market accounts	27,525	2.77	0.48	20,304	2.54	0.67
Certificates of deposit	285,808	28.81	1.32	289,841	36.20	1.66

Total deposits	$992,003	100.00%	1.18%	$800,560	100.00%	1.58%

The following table sets forth the maturity of time deposits (including IRA deposits) of $100,000 or more as of September 30, 2012:

	Maturity within:
(dollars in thousands)	Three Months	Three to Six Months	Six to Twelve Months	After Twelve Months	Total
As of September 30, 2012
Certificates of deposit, $100,000 and greater (excluding CDARS)	$23,277	$24,539	$41,419	$36,014	$125,249
CDARS	13,929	5,367	2,927	1,915	24,138

Total	$37,206	$29,906	$44,346	$37,929	$149,387

Short-Term Borrowings

Our deposits have historically provided us with a major source of funds to meet the daily liquidity needs of our customers and fund growth in earning assets. However, from time to time we may also engage in short-term borrowings. We did not have any short-term borrowings outstanding at the end of any month during the nine months ended September 30, 2012 or fiscal 2011. The maximum amount of short-term borrowings we had outstanding at the end of any month during fiscal 2010 was $9.0 million. As a result of funding available from other sources. we have not historically needed to engage in significant short-term borrowing through sources such as federal funds purchased, securities sold under agreements to repurchase or Federal Reserve Discount Window advances to meet the daily liquidity needs of our customers or fund growth in earning assets.

FHLB Advances

In addition to deposits, we utilize FHLB advances either as a short-term funding source or a longer-term funding source and to manage our interest rate risk on our loan portfolio. FHLB advances can be particularly attractive as a longer-term funding source to balance interest rate sensitivity and reduce interest rate risk. The maximum amount of short-term advances we had outstanding at any month end during the nine months ended September 30, 2012, was $16.0 million.

Our FHLB borrowings totaled $120.6 million as of September 30, 2012 compared with $82.3 million as of December 31, 2011. Such increase resulted primarily from our assumption of $12.5 million in FHLB advances as a part of the acquisition of I Bank, as well as $10.0 million of longer-term FHLB advances obtained and used to manage our loan portfolio during the nine months ended September 30, 2012. In addition, we obtained a 30-day advance in September 2012 to meet short-term liquidity needs. Our FHLB borrowings also increased $27.0 million, or 48.9%, to $82.3 million as of December 31, 2011 from $55.3 million as of December 31, 2010 as a result of our funding needs for our lending activity and to manage our interest rate risk. As of September 30, 2012, December 31, 2011 and December 31, 2010, we had $300.0 million, $247.3 million and $231.0 million, respectively, in unused and available advances from the FHLB. Our FHLB advances are collateralized by assets, including a blanket pledge of certain loans with a carrying value of $511.0 million and FHLB stock.

The following table provides a summary of our FHLB advances at the dates indicated:

(dollars in thousands)	As of September 30,	As of December 31,
	2012	2011	2010
Fixed-rate, fixed term, at rates from 0.18% to 6.26%, with a weighted-average of 2.04% (maturing October, 2012 through January, 2026)	$120,649
Fixed-rate, fixed term, at rates from 1.14% to 6.26%, with a weighted-average of 2.40% (maturing March, 2013 through January, 2026)		$82,291
Fixed-rate, fixed term, at rates from 0.379% to 6.26%, with a weighted-average of 2.55% (maturing March, 2013 through January, 2026)			$55,273

As of September 30, 2012, the scheduled maturities of our FHLB advances were as follows:

Maturing Within	Principal Amount to Mature
First Year	$19,053
Second Year	27
Third Year	43,000
Fourth Year	22,531
Fifth Year	10,000
Thereafter	26,038

$120,649

Other Long-Term Indebtedness

As of September 30, 2012, December 31, 2011 and December 31, 2010, we had $44.3 million, $35.8 million and $20.4 million of long-term indebtedness (other than FHLB advances and junior subordinated debentures) outstanding, which included notes payable and subordinated debentures. The increase in our long-term indebtedness from December 31, 2011 to September 30, 2012 resulted from the incurrence of $7.0 million of debt in connection with the I Bank acquisition and the issuance of $4.7 million of our 7.00% subordinated debentures due October 2019 to refinance maturing debt that was supporting asset growth. The $15.4 million increase in our long-term indebtedness from December 31, 2010 to December 31, 2011 occurred as a result of incurrence of $12.2 million of debt to an unaffiliated commercial bank primarily related to the acquisition of the notes secured by the Adriatica real property and the issuance of $7.7 million of our 7.00% subordinated debentures due July and October 2018 to refinance maturing debt that was supporting asset growth. The effect of the incurrence of additional debt and the issuances of the debentures discussed above on the balance of our total liabilities at the September 30, 2012 and December 31, 2011 was offset by the repayment of existing debt.

As of September 30, 2012, the scheduled principal maturities of our other long-term indebtedness are as follows (dollars in thousands):

Maturing Within	Principal Amount to Mature
First Year	$4,028
Second Year	4,547
Third Year	18,490
Fourth Year	6,049
Fifth Year	4,428
Thereafter	6,790

$44,332

Junior Subordinated Debentures

As of September 30, 2012, December 31, 2011 and December 31, 2010, we had outstanding an aggregate of $14.5 million principal amount of four series of junior subordinated debentures issued to four unconsolidated subsidiary trusts. Each series of debentures was purchased by one of the trusts with the net proceeds of the issuance by such trust of floating rate trust preferred securities. These junior subordinated debentures are unsecured and will mature between March 2033 and December 2035. Each of the series of debentures bears interest at a per annum rate equal to three-month LIBOR plus a spread that ranges from 2.40% to 3.25%, with a weighted average spread of 2.95%. As of September 30, 2012, the interest rate on the debentures was 3.69%, 3.30%, 2.83% and 3.68%, respectively. Interest on each series of these debentures is payable quarterly, although we may, from time to time defer the payment of interest on any series of these debentures. A deferral of interest payments would, however, restrict our right to declare and pay cash distributions, including dividends, on our common stock or making distributions with respect to any of our future debt instruments that rank equally or are junior to such debentures. We may redeem the debentures, which are intended to qualify as Tier 2 capital, at our option, subject to approval of the Federal Reserve.

Capital Resources and Liquidity Management

Capital Resources

Our stockholders’ equity is influenced by our earnings, the sales and redemptions of common stock that we make, the dividends we pay on our common stock, and, to a lesser extent, any changes in unrealized holding gains or losses occurring with respect to our securities available for sale. Our stockholders’ equity increased

$31.7 million, or 36.9%, to $117.7 million as of September 30, 2012 from $86.0 million as of December 31, 2011, due to the retention of earnings and the issuance of $20.2 million of our common stock in January 2012 to fund the payment of a portion of the purchase price in the I Bank acquisition and $5.0 million of our common stock in September 2012 to fund the payment of a portion of the purchase price in our acquisition of The Community Group and its subsidiary, United Community Bank, in October 2012. During the nine months ended September 30, 2012, we generated net income of $11.3 million and paid dividends of $5.6 million to our shareholders, including the amounts paid to shareholders in order to permit them to make estimated payments of their federal income tax liability associated with the items of our income passed through to them as shareholders of an S Corporation. Stockholders’ equity increased $10.0 million, or 13.1%, to $86.0 million as of December 31, 2011 from $76.0 million as of December 31, 2010, due to the retention of earnings. During 2011, we generated net income of $13.7 million and declared and paid dividends of $6.1 million to our shareholders. The balance of the increase in stockholders’ equity from December 31, 2010 to December 31, 2011 resulted primarily from a $1.3 million increase in other comprehensive income and the amortization of stock awards in the amount of $572,000.

Liquidity Management

Liquidity refers to the measure of our ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs, all at a reasonable cost. Our asset and liability management policy is intended to maintain adequate liquidity and, therefore, enhance our ability to raise funds to support asset growth, meet deposit withdrawals and lending needs, maintain reserve requirements, and otherwise sustain operations. We accomplish this through management of the maturities of our interest-earning assets and interest-bearing liabilities. We believe that our present position is adequate to meet our current and future liquidity needs.

We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all of our short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders. We also monitor our liquidity requirements in light of interest rate trends, changes in the economy, and the scheduled maturity and interest rate sensitivity of the investment and loan portfolios and deposits.

Our short-term and long-term liquidity requirements are primarily to fund on-going operations, including payment of interest on deposits and debt, extensions of credit to borrowers, capital expenditures and shareholder dividends. These liquidity requirements are met primarily through cash flow from operations, redeployment of pre-paid and maturing balances in our loan and investment portfolios, debt financing and increases in customer deposits. Our liquidity position is supported by management of liquid assets and liabilities and access to alternative sources of funds. Liquid assets include cash, interest-bearing deposits in banks, federal funds sold, securities available for sale and maturing or prepaying balances in our investment and loan portfolios. Liquid liabilities include core deposits, federal funds purchased, securities sold under repurchase agreements and other borrowings. Other sources of liquidity include the sale of loans, the ability to acquire additional national market noncore deposits, the issuance of additional collateralized borrowings such as FHLB advances, the issuance of debt securities, borrowings through the Federal Reserve’s discount window and the issuance of common securities. For additional information regarding our operating, investing and financing cash flows, see the Consolidated Statements of Cash Flows provided in our consolidated financial statements.

In addition to the liquidity provided by the sources described above, the Bank maintains correspondent relationships with other banks in order to sell loans or purchase overnight funds should additional liquidity be needed. As of September 30, 2012, the Bank had established federal funds lines of credit with an unaffiliated bank totaling $25 million with no amounts advanced against those lines at that time. The Bank had unsecured federal funds lines of credit with an unaffiliated bank as of December 31, 2011 and December 31, 2010 of $20 million, with no amounts advanced against those lines on either of such dates. Based on the values of stock, securities, and loans pledged as collateral, as of September 30, 2012, we had $300.0 million of additional borrowing capacity with the FHLB. In the ordinary course of the Bank’s operations, the Bank maintains a correspondent bank account with TIB – The Independent Bankers Bank, the balance of which was approximately $25.2 million and $16.6 million as of December 31, 2011 and December 31, 2010, respectively. The balance maintained in that account on September 30, 2012 was immaterial. The correspondent account is a demand account. The normal services associated with a correspondent banking relationship, including clearing of checks, sales and purchases of participations in loans and investments and sales and purchases of federal funds.

The Company is a corporation separate and apart from the Bank and, therefore, we must provide for our own liquidity. The Company’s main source of funding is dividends declared and paid to us by the Bank. Statutory and regulatory limitations exist that affect the ability of the Bank to pay dividends to us. Management believes that these limitations will not impact our ability to meet our ongoing short-term cash obligations. For additional information regarding dividend restrictions, see “RISK FACTORS – Risks Related to Our Business,” “DIVIDEND POLICY” and “REGULATION AND SUPERVISION.”

Regulatory Capital Requirements

Our capital management consists of providing equity to support our current and future operations. We are subject to various regulatory capital requirements administered by state and federal banking agencies, including the Texas Department of Banking, Federal Reserve and the FDIC. Failure to meet minimum capital requirements may prompt certain actions by regulators that, if undertaken, could have a direct material adverse effect on our financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

We expect that, as a result of recent developments such as the Dodd-Frank Act, we will be subject to increasingly stringent regulatory capital requirements. For further discussion of the changing regulatory framework in which we operate, see “REGULATION AND SUPERVISION.”

The risk-based capital standards issued by the FDIC require all state nonmember banks to have “Tier 1 capital” of at least 4% and “total risk-based” capital (Tier 1 and Tier 2) of at least 8.0% of total risk-weighted assets. “Tier 1 capital” generally includes common stock equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deduction for goodwill and various other intangibles. “Tier 2 capital” may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is “total risk-based capital.”

The FDIC has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated tangible assets, or “leverage ratio,” of 4.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

The FDIC has promulgated regulations setting the levels at which an insured institution such as the Bank would be considered “well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” We are considered “well-capitalized” for purposes of the applicable prompt corrective action regulations.

As of September 30, 2012 and as of December 31, 2011 and 2010, we exceeded all capital ratio requirements under prompt corrective action and other regulatory requirements, as detailed in the table below:

	September 30, 2012
	Actual	Required to be considered well capitalized	Required to be considered adequately capitalized
	Ratio	Ratio	Ratio
Tier 1 capital to average assets ratio	6.93%	≥5.00%	4.00-6.00%
Tier 1 capital to risk-weighted assets ratio	8.68	≥6.00	4.00-6.00
Total capital to risk-weighted assets ratio	11.25	≥ 10.00	8.00-10.00

	December 31, 2011
	Actual	Required to be considered well capitalized	Required to be considered adequately capitalized
	Ratio	Ratio	Ratio
Tier 1 capital to average assets ratio	6.89%	≥5.00%	4.00-6.00%
Tier 1 capital to risk-weighted assets ratio	8.59	≥6.00	4.00-6.00
Total capital to risk-weighted assets ratio	11.19	≥ 10.00	8.00-10.00

	December 31, 2010
	Actual	Required to be considered well capitalized	Required to be considered adequately capitalized
	Ratio	Ratio	Ratio
Tier 1 capital to average assets ratio	6.98%	≥5.00%	4.00-6.00%
Tier 1 capital to risk-weighted assets ratio	8.88	≥6.00	4.00-6.00
Total capital to risk-weighted assets ratio	11.10	≥10.00	8.00-10.00

Contractual Obligations

The following table contains supplemental information regarding our total contractual obligations as of December 31, 2011:

(dollars in thousands)	Payments Due
	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
Deposits without a stated maturity	$761,134	—	—	—	$761,134
Time deposits	207,626	$48,375	$13,349	—	269,350
FHLB advances	—	23,171	43,036	$16,084	82,291
Notes payable	1,513	3,027	14,152	—	18,692
Subordinated debt	995	3,549	7,931	4,628	17,103
Junior subordinated debentures	—	—	—	14,538	14,538
Operating leases	156	266	246	—	668

Total contractual obligations	$971,424	$78,388	$78,714	$35,250	$1,163,776

We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate cash levels. We expect to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. We have in place various borrowing mechanisms for both short-term and long-term liquidity needs.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into various transactions, which, in accordance with accounting principles generally accepted in the United States, are not included in our consolidated balance sheets. However, we have only limited off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources. The Bank enters into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and issue standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

Commitments to Extend Credit. The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank’s commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. The Bank minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

Standby Letters of Credit. Standby letters of credit are written conditional commitments that the Bank issues to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the customer is obligated to reimburse the Bank for the amount paid under this standby letter of credit.

The Bank’s commitments to extend credit and outstanding standby letters of credit were $139.3 million and $1.9 million, respectively, as of September 30, 2012. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements. We manage our liquidity in light of the aggregate amounts of commitments to extend credit and outstanding standby letters of credit in effect from time to time to ensure that we will have adequate sources of liquidity to fund such commitments and honor drafts under such letters of credit

We guarantee the distributions and payments for redemption or liquidation of the trust preferred securities issued by our wholly owned subsidiary trusts to the extent of funds held by the trusts. Although this guarantee is not separately recorded, the obligation underlying the guarantee is fully reflected on our consolidated balance sheets as junior subordinated debentures, which debentures are held by our subsidiary trusts. The junior subordinated debentures currently qualify as Tier 1 capital under the Federal Reserve capital adequacy guidelines. For additional information regarding the subordinated debentures, see Note 13 to our consolidated financial statements.

Asset/Liability Management and Interest Rate Risk

The principal objective of the Company’s asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing net income and preserving adequate levels of liquidity and capital. The Investment Committee of the Bank’s Board of Directors has oversight of our asset and liability management function, which is managed by our Chief Financial Officer. Our Chief Financial Officer meets with our senior executive management team regularly to review, among other things, the sensitivity of the Company’s assets and liabilities to market interest rate changes, local and national market conditions and market interest rates. That group also reviews the liquidity, capital, deposit mix, loan mix and investment positions of our Company.

Our management and our Board of Directors are responsible for managing interest rate risk and employing risk management policies that monitor and limit our exposure to interest rate risk. Interest rate risk is measured using net interest income simulations and market value of portfolio equity analyses. These analyses use various assumptions, including the nature and timing of interest rate changes, yield curve shape, prepayments on loans, securities and deposits, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows.

Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest margin. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows.

We also analyze the economic value of equity as a secondary measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the market value of assets less the market value of liabilities. The economic value of equity is a longer term view of interest rate risk because it measures the present value of the future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to our future earnings and is used in conjunction with the analyses on net interest income.

We conduct periodic analyses of our sensitivity to interest rate risks through the use of a third-party proprietary interest-rate sensitivity model provided by ALX Consulting, Inc., or ALX, an affiliate of TIB-The Texas Independent Bankers Bank. That model has been customized to our specifications. The analyses conducted by use of that model are based on current information regarding our actual interest-earnings assets, interest-bearing liabilities, capital and other financial information that we supply. ALX uses that information in the model to estimate our sensitivity to interest rate risk.

Our interest rate risk model indicated that we were liability sensitive in terms of interest rate sensitivity as of September 30, 2012. The table below illustrates the impact of an immediate and sustained 200 and 100 basis point increase and a 100 basis point decrease in interest rates on net interest income based on the interest rate risk model as of September 30, 2012:

Hypothetical Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
200	-1.6%
100	-1.1
-100	1.9

Many assumptions are used to calculate the impact of interest rate fluctuations. Actual results may be significantly different than our projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. The computations of interest rate risk shown above do not include actions that our management may undertake to manage the risks in response to anticipated changes in interest rates and actual results may also differ due to any actions taken in response to the changing rates.

As part of our asset/liability management strategy, our management has emphasized the origination of shorter duration loans as well as variable rate loans to limit the negative exposure to a rate increase, as well as obtaining funding with FHLB advances to manage interest rate risks on funding of loan commitments. Additionally, a significant portion of the loans in our loan portfolio typically have short-term maturities. Our strategy with respect to liabilities has been to emphasize transaction accounts, particularly noninterest or low interest-bearing nonmaturing deposit accounts, which are less sensitive to changes in interest rates. In response to this strategy, nonmaturing deposit accounts have been steadily increasing and totaled 77.5% of total deposits as of September 30, 2012 compared to 73.9% as of December 31, 2011. We currently have no brokered deposits other than CDARS and, as of September 30, 2012 had $36.8 million of CDARS deposits, and intend to focus on our strategy of increasing noninterest or low interest-bearing nonmaturing deposit accounts and accordingly, we have no current plans to use brokered deposits in the near future.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles, or GAAP, requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, income and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, results of which form the basis for making judgments about the carrying value of certain assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies, as described in detail in the notes to our consolidated financial statements are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. We believe that the critical accounting policies and estimates discussed below require us to make difficult, subjective or complex judgments about matters that are inherently uncertain. Changes in these estimates, that are likely to occur from period to period, or the use of different estimates that we could have reasonably used in the current period, would have a material impact on our financial position, results of operations or liquidity.

Acquired Loans. Our accounting policies require that we evaluate all acquired loans for evidence of deterioration in credit quality since origination and to evaluate whether it is probable that we will collect all contractually required payments from the borrower.

Acquired loans from the transactions accounted for as a business combination include both non-performing loans with evidence of credit deterioration since their origination date and performing loans. We account for performing loans under ASC Paragraph 310-20, Nonrefundable Fees and Other Costs, with the related discount being adjusted for over the life of the loan and recognized as interest income. We account for the non-performing loans acquired in accordance with ASC Paragraph 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. At the date of the acquisition, acquired loans are recorded at their fair value.

We recognize the difference between the undiscounted cash flows we expect (at the time we acquire the loan) to be collected and the investment in the loan, or the “accretable yield,” as interest income using the interest method over the life of the loan. We do not recognize contractually required payments for interest and principal that exceed undiscounted cash flows expected at acquisition, or the “nonaccretable difference,” as a yield adjustment, loss accrual or valuation allowance. Increases in the expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over the loan’s remaining life, while decreases in expected cash flows are recognized as impairment. Valuation allowances on these impaired loans reflect only losses incurred after the acquisition.

Allowance for Loan Losses. The allowance for loan losses represents management’s estimate of probable and reasonably estimable credit losses inherent in the loan portfolio. In determining the allowance, we estimate losses on individual impaired loans, or groups of loans which are not impaired, where the probable loss can be identified and reasonably estimated. On a quarterly basis, we assess the risk inherent in our loan portfolio based on qualitative and quantitative trends in the portfolio, including the internal risk classification of loans, historical loss rates, changes in the nature and volume of the loan portfolio, industry or borrower concentrations, delinquency trends, detailed reviews of significant loans with identified weaknesses and the impacts of local, regional and national economic factors on the quality of the loan portfolio. Based on this analysis, we record a provision for loan losses in order to maintain the allowance at appropriate levels.

Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management’s assessment of overall portfolio quality. We maintain the allowance at an amount we believe is sufficient to provide for estimated losses inherent in our loan portfolio at each balance sheet date, and fluctuations in the provision for loan losses may result from management’s assessment of the adequacy of the allowance. Changes in these estimates and assumptions are possible and may have a material impact on our allowance, and therefore our financial position, liquidity or results of operations.

Goodwill and Core Deposit Intangible. The excess purchase price over the fair value of net assets from acquisitions, or goodwill, is evaluated for impairment at least annually and on an interim basis if an event or circumstance indicates that it is likely an impairment has occurred. Prior to 2012, the evaluation of goodwill impairment was a two-step test. Effective January 1, 2012, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two step impairment test is unnecessary. If the Company concludes otherwise, then it is required to perform the first step of the two step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. In testing for impairment in the past, the fair value of net assets was estimated using a discounted cash flow analysis based on future projected Company earnings. In future testing for impairment, the fair value of net assets will be estimated based on an analysis of our market value.

Determining the fair value of goodwill is considered a critical accounting estimate because the allocation of the fair value of goodwill to assets and liabilities requires significant management judgment and the use of subjective measurements. Variability in the market and changes in assumptions or subjective measurements used to allocate fair value are reasonably possible and may have a material impact on our financial position, liquidity or results of operations.

Core deposit intangibles are acquired customer relationships that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Core deposit intangibles are being amortized on a straight-line basis over their estimated useful lives of ten years. Core deposit intangibles are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Emerging Growth Company. The JOBS Act permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards and not commence complying with new or revised accounting standards until private companies must do so. Under the JOBS Act, we may make an irrevocable election to “opt out” of that extended transition period and comply with new or revised accounting standards when public companies that are not emerging growth companies must commence complying with those standards. We have elected not to “opt out” of the extended transition period at this time. Consequently, when a new or revised accounting standard has application dates that are different for public companies and private companies, we will commence complying with the new or revised standard only when private companies must do so. We will continue to commence complying with new or revised accounting standards in this manner until we cease to be an emerging growth company unless we previously elect to opt out of the extended transition period, as we may do under the JOBS Act. Any such future election by us will be irrevocable and will apply to all accounting standards issued or revised after such election.

As a consequence of our determination to take advantage of the extended transition period, our consolidated financial statements as of a particular date and for a particular period in the future may not be comparable to the financial statements as of such date and for such period of a public company situated similarly to us that is neither an emerging growth company nor an emerging growth company that has opted out of the extended transition period. Such financial statements of the other company may be prepared in conformity with new or revised accounting standards then applicable to public companies, but not to private companies, while, if we are then in the extended transition period, our consolidated financial standards would not be prepared in conformity with such new or revised accounting standards.

Recently Issued Accounting Pronouncements

We have evaluated new accounting pronouncements that have recently been issued and have determined that there are no new accounting pronouncements that should be described in this section that will impact our operations, financial condition or liquidity in future periods. Refer to Note 2 of our audited consolidated financial statements for a discussion of recent accounting pronouncements that have been adopted by us or that will require enhanced disclosures in our financial statements in future periods.

Non-GAAP Financial Measures

We identify certain of the financial measures discussed in this prospectus as being “non-GAAP financial measures.” In accordance with the SEC’s rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this prospectus may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this prospectus when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value is a non-GAAP measures generally used by financial analysts and investment bankers to evaluate capital adequacy. We calculate: (i) tangible common equity as total stockholders’ equity less goodwill and other intangible assets; (ii) tangible assets as total assets less goodwill and other intangible assets; and tangible book value per share as tangible common equity (as described in clause (i)) divided by shares of common stock outstanding. Tangible book value the most directly comparable financial measure calculated in accordance with GAAP is our book value.

We believe that this non-GAAP financial measures is important information to be provided to you because, as do our management, banking regulators, many financial analysts and other investors, you can use the tangible book value in conjunction with more traditional bank capital ratios to assess our capital adequacy without the effect of our goodwill and other intangible assets and compare our capital adequacy with the capital adequacy of other banking organizations with significant amounts of goodwill and/or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions.

The following table presents, as of the dates set forth below, total stockholders’ equity to tangible common equity and presents our tangible book value per common share compared with our book value per common share.

	As of September 30,		As of December 31,
(dollars in thousands, except per share data)	2012	2011	2011	2010	2009
Tangible Common Equity
Total stockholders’ equity	$117,732	$83,924	$85,997	$76,044	$62,479
Adjustments:
Goodwill	23,935	11,222	11,222	11,222	11,222
Core deposit intangibles	3,162	2,806	2,664	3,231	1,914

Tangible common equity	$90,635	$69,896	$72,111	$61,591	$49,343

Common shares outstanding(1)	2,525,568	2,140,715	2,140,715	2,135,101	2,071,266

Book value per common share	$46.62	$39.06	$40.17	$35.62	$30.16
Tangible book value per common share	35.89	32.51	33.69	28.85	23.82

(1)	We calculate the common shares outstanding as set forth in note 5 to the tabular presentation of our historical selected financial data and other information appearing above.

Tier 1 Common Equity to Risk-Weighted Assets Ratio. We calculate the Tier 1 common equity to risk-weighted assets by dividing (a) our Tier 1 capital less noncommon elements, including qualifying trust preferred securities, by (b) risk-weighted assets, which are calculated in accordance with applicable bank regulatory requirements. Applicable bank regulatory requirements do not require us to disclose on a recurring basis our Tier 1 common equity ratio. Management is currently monitoring this ratio, along with the applicable bank regulatory ratios, in evaluating our capital levels and believes that, at this time, the ratio may continue to be information that may be of interest to investors and analysts and assist them in assessing the adequacy of our capital and risk tolerance in view of our capital position. The financial measure calculated in accordance with GAAP most directly comparable to the Tier 1 common equity to risk-weighted assets ratio is the ratio of our total stockholders’ equity to risk-weighted assets.

The following table presents our total stockholders’ equity (on a GAAP basis) to Tier 1 common equity and presents the Tier 1 common equity to risk-weighted assets ratio and the ratio of total stockholders’ equity to risk-weighted assets as of the dates set forth below:

	As of September 30,		As of December 31,
(dollars in thousands)	2012	2011	2011	2010	2009
Tier 1 Common Equity
Total stockholders’ equity – GAAP	$117,732	$83,924	$85,997	$76,044	$62,479
Adjustments:
Unrealized (gain) loss on available-for-sale securities	2,850	2,331	2,162	866	80
Goodwill	23,935	11,222	11,222	11,222	11,222
Other intangibles	3,162	2,806	2,664	3,231	1,914
Other disallowed assets	—	—	—	—	—
Qualifying Restricted Core Capital Elements (TRUPS)	14,100	14,100	14,100	14,100	14,100

Tier 1 common equity	$101,885	$81,665	$84,049	$74,825	$63,363

Total Risk-weighted Assets
On balance sheet	$1,162,924	$943,791	$971,322	$834,898	$705,406
Off balance sheet	10,885	9,150	6,850	8,139	4,428

Total risk-weighted assets	$1,173,809	$952,941	$978,172	$843,037	$709,834

Total stockholders’ equity to risk-weighted assets ratio	10.03%	8.77%	8.79%	9.02%	8.80%
Tier 1 common equity to risk-weighted assets ratio	8.68	8.57	8.59	8.88	8.93

REGULATION AND SUPERVISION

The U.S. banking industry is highly regulated under federal and state law. Consequently, the growth and earnings performance of Independent Bank Group and its subsidiaries will be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. These authorities include the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency, or the OCC, the TDB, the Internal Revenue Service, or the IRS, and state taxing authorities. The effect of these statutes, regulations and policies, and any changes to such statutes, regulations and policies, can be significant and cannot be predicted.

The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. The system of supervision and regulation applicable to Independent Bank Group and its subsidiaries establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC’s deposit insurance fund, the banks’ depositors and the public, rather than Independent Bank Group’s shareholders or creditors. The description below summarizes certain elements of the applicable bank regulatory framework. This description is not intended to describe all laws and regulations applicable to Independent Bank Group and its subsidiaries, and the description is qualified in its entirety by reference to the full text of the statutes, regulations, policies, interpretive letters and other written guidance that are described herein.

Independent Bank Group as a Bank Holding Company

As a bank holding company, Independent Bank Group is subject to regulation under the Bank Holding Company Act of 1956, or the BHC Act, and to supervision, examination and enforcement by the Federal Reserve. The BHC Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. The Federal Reserve’s jurisdiction also extends to any company that Independent Bank Group directly or indirectly controls, such as Independent Bank Group’s nonbank subsidiaries and other companies in which Independent Bank Group owns a controlling investment.

Regulatory Restrictions on Dividends; Source of Strength. Independent Bank Group is regarded as a legal entity separate and distinct from the Bank. The principal source of Independent Bank Group’s revenues is dividends received from the Bank. As described in more detail below, Texas state law places limitations on the amount that state banks may pay in dividends, which the Bank must adhere to when paying dividends to Independent Bank Group. The Federal Reserve has issued a policy statement that provides that a bank holding company should not pay dividends unless (a) its net income over the last four quarters (net of dividends paid) has been sufficient to fully fund the dividends, (b) the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the bank holding company and its subsidiaries and (c) the bank holding company will continue to meet minimum required capital adequacy ratios. Accordingly, Independent Bank Group should not pay cash dividends that exceed its net income in any year or that can only be funded in ways that weaken its financial strength, including by borrowing money to pay dividends.

Under Federal Reserve policy, bank holding companies have historically been required to act as a source of financial and managerial strength to each of its banking subsidiaries, and the Dodd–Frank Act codified this policy as a statutory requirement. Under this requirement, Independent Bank Group is expected to commit resources to support the Bank, including at times when Independent Bank Group may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. As discussed below, a bank holding company, in certain circumstances, could be required to guarantee the capital restoration plan of an undercapitalized banking subsidiary. If the capital of the Bank were to become impaired, the Federal Reserve could assess Independent Bank Group for the deficiency. If Independent Bank Group failed to pay the assessment within three months, the Federal Reserve could order the sale of Independent Bank Group’s stock in the Bank to cover the deficiency.

In the event of a bank holding company’s bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and will be required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

Scope of Permissible Activities. Under the BHC Act, Independent Bank Group is prohibited from acquiring a direct or indirect interest in or control of more than 5% of the voting shares of any company that is not a bank or financial holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to or performing services for its subsidiary banks, except that Independent Bank Group may engage in, directly or indirectly, and may own shares of companies engaged in certain activities found by the Federal Reserve to be so closely related to banking or managing and controlling banks as to be a proper incident thereto. These activities include, among others, operating a mortgage, finance, credit card or factoring company; performing certain data processing operations; providing investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, nonoperating basis; and providing certain stock brokerage and investment advisory services. In approving acquisitions or the addition of activities, the Federal Reserve considers, among other things, whether the acquisition or the additional activities can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

Notwithstanding the foregoing, the Gramm – Leach – Bliley Act, also known as the Financial Services Modernization Act of 1999, effective March 11, 2000, or the GLB Act, amended the BHC Act and eliminated the barriers to affiliations among banks, securities firms, insurance companies and other financial service providers. The GLB Act permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. The GLB Act defines “financial in nature” to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve has determined to be closely related to banking. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve’s Regulation Y, for example, generally requires a bank holding company to provide the Federal Reserve with prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the bank holding company’s consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. In certain circumstances, the Federal Reserve could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as one million dollars ($1,000,000) for each day the activity continues.

Anti-Tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other nonbanking services offered by a bank holding company or its affiliates.

Capital Adequacy Requirements. The Federal Reserve has adopted a system using risk-based capital guidelines under a two-tier capital framework to evaluate the capital adequacy of bank holding companies. Tier 1 capital generally consists of common stockholders’ equity, retained earnings, a limited amount of qualifying perpetual preferred stock, qualifying trust preferred securities and noncontrolling interests in the equity accounts of consolidated subsidiaries, less goodwill and certain intangibles. Tier 2 capital generally consists of certain hybrid capital instruments and perpetual debt, mandatory convertible debt securities and a limited amount of subordinated debt, qualifying preferred stock, loan loss allowance, and unrealized holding gains on certain equity securities. The regulatory capital requirements are applicable to Independent Bank Group because its total consolidated assets equal more than $500 million, and the Bank is subject to the capital requirements of the FDIC.

Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a “risk-weighted” asset base. The guidelines require a minimum ratio of total capital to total risk-weighted assets of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. Risk-weighted assets exclude intangible assets such as goodwill and core deposit intangibles.

In addition to the risk-based capital guidelines, the Federal Reserve uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies are required to maintain a leverage ratio of at least 4.0%.

The federal banking agencies’ risk-based and leverage capital ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

Proposed Revisions to Capital Adequacy Requirements. The Dodd-Frank Act requires the Federal Reserve, the OCC and the FDIC to adopt regulations imposing a continuing “floor” of the 1988 capital accord, or Basel I, of the Basel Committee on Banking Supervision, or the Basel Committee, capital requirements in cases where the 2004 Basel Committee capital accord, or Basel II, capital requirements and any changes in capital regulations resulting from Basel III (defined below) otherwise would permit lower requirements. In December 2010, the Federal Reserve, the OCC and the FDIC issued a joint notice of proposed rulemaking that would implement this requirement.

On December 16, 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, or Basel III. Basel III, if implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. The Federal Reserve announced in December of 2011 that it would implement substantially all of the Basel III rules. Notwithstanding its release of the Basel III framework, the Basel Committee is considering further amendments to Basel III, including the imposition of additional capital surcharges on globally and systemically important financial institutions. In addition to Basel III, the

Dodd-Frank Act requires or permits the Federal banking agencies to adopt regulations affecting banking institutions’ capital requirements in a number of respects. Accordingly, the regulations ultimately applicable to Independent Bank Group may be substantially different from the Basel III final framework as published in December 2010.

The Basel III final capital framework, among other things, (i) introduces as a new capital measure “Common Equity Tier 1,” or CET1, (ii) specifies that Tier 1 capital consists of CET1 and “Additional Tier 1 capital” instruments meeting specified requirements, (iii) defines CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expands the scope of the adjustments as compared to existing regulations.

Basel III has been deferred indefinitely. Ultimately, if implemented, Basel III would require, among other things, a new common equity Tier 1 risk-based ratio with a minimum required ratio of 4.5% of total assets and an increase in the minimum required amount of Tier 1 capital from the current level of 5% of total assets to 6% of total assets. Moreover, Basel III would require banks to hold additional capital equal to 2.5% of total assets as a “capital conservation buffer” in order to avoid restrictions on certain activities, including the payment of dividends and certain bonuses. Basel III would also provide for a “countercyclical capital buffer,” that would be added to the capital conservation buffer generally to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk.

Proposed Liquidity Requirements. Historically, regulation and monitoring of bank and bank holding company liquidity has been addressed as a supervisory matter, without required formulaic measures. The Basel III final framework will require banks and bank holding companies to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, going forward will be required by regulation. One test, referred to as the liquidity coverage ratio, or LCR, is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity’s expected net cash outflow for a 30-day time horizon (or, if greater, 25% of its expected total cash outflow) under an acute liquidity stress scenario. The other, referred to as the net stable funding ratio, or NSFR, is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. These requirements will incentivize banking entities to increase their holdings of U.S. Treasury securities and other sovereign debt as a component of assets and increase the use of long-term debt as a funding source. The LCR will not be introduced as a requirement until January 1, 2015, and the NSFR will not be introduced as a requirement until January 1, 2018. These new standards are subject to further rulemaking and their terms could change before implementation.

Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take prompt corrective action to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes undercapitalized, it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5.0% of the institution’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be adequately capitalized. The bank regulators have greater power in situations where an institution becomes significantly or critically undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Acquisitions by Bank Holding Companies. The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it acquires all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve is required to consider, among other things, the effect of the acquisition on competition, the financial condition, managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served (including the record of performance under the CRA), the effectiveness of the applicant in combating money laundering activities and the extent to which the proposed acquisition would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. Our ability to make future acquisitions will depend on our ability to obtain approval for such acquisitions from the Federal Reserve. The Federal Reserve could deny our application based on the above criteria or other considerations. For example, we could be required to sell banking centers as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of a proposed acquisition.

Control Acquisitions. Federal and state laws, including the BHCA and the Change in Bank Control Act, or the CBCA, impose additional prior notice or approval requirements and ongoing regulatory requirements on any investor that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or bank holding company. Whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, an investor is deemed to control a depository institution or other company if the investor owns or controls 25% or more of any class of voting securities. Subject to rebuttal, an investor is presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting securities and either the depository institution or company is a public company or no other person will hold a greater percentage of that class of voting securities after the acquisition. If an investor’s ownership of Independent Bank Group’s voting securities were to exceed certain thresholds, the investor could be deemed to “control” Independent Bank Group for regulatory purposes, which could subject such investor to regulatory filings or other regulatory consequences.

Regulation of the Bank

The Bank is a Texas-chartered banking association, the deposits of which are insured by the deposit insurance fund of the FDIC. The Bank is not a member of the Federal Reserve System; therefore, the Bank is subject to supervision and regulation by the FDIC and the TDB. Such supervision and regulation subject the Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the FDIC and the TDB. Because the Federal Reserve regulates Independent Bank Group, the Federal Reserve also has supervisory authority which directly affects the Bank.

Equivalence to National Bank Powers. The Texas Constitution, as amended in 1986, provides that a Texas-chartered bank has the same rights and privileges that are or may be granted to national banks domiciled in Texas. To the extent that the Texas laws and regulations may have allowed state-chartered banks to engage in a broader range of activities than national banks, the Federal Deposit Insurance Corporation Improvement Act of 1991, or the FDICIA, has operated to limit this authority. The FDICIA provides that no state bank or subsidiary thereof may engage as a principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the FDIC determines that the activity poses no significant risk to the deposit insurance fund of the FDIC. In general, statutory restrictions on the activities of banks are aimed at protecting the safety and soundness of depository institutions.

Financial Modernization. Under the GLB Act, a national bank may establish a financial subsidiary and engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting as principal, insurance company portfolio investment, real estate development, real estate investment, annuity issuance and merchant banking activities. To do so, a bank must be well capitalized, well managed and have a Community Reinvestment Act, or CRA, rating from the FDIC of satisfactory or better. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must remain well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions. Such actions or restrictions could include divestiture of the “financial in nature” subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory of better.

Although the powers of state chartered banks are not specifically addressed in the GLB Act, Texas-chartered banks such as the Bank will have the same if not greater powers as national banks through the parity provisions contained in the Texas Constitution and other Texas statutes.

Branching. Texas law provides that a Texas-chartered bank can establish a branch anywhere in Texas provided that the branch is approved in advance by the TDB. The branch must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers. The Dodd-Frank Act permits insured state banks to engage in de novo interstate branching if the laws of the state where the new branch is to be established would permit the establishment of the branch if it were chartered by such state.

Restrictions on Transactions with Affiliates and Insiders. Transactions between the Bank and its nonbanking subsidiaries and/or affiliates, including Independent Bank Group, are subject to Section 23A of the Federal Reserve Act. In general, Section 23A of the Federal Reserve Act imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of Independent Bank Group or its subsidiaries. Covered transactions with any single affiliate may not exceed ten percent (10%) of the capital stock and surplus of the Bank, and covered transactions with all affiliates may not exceed, in the aggregate, twenty percent (20%) of the Bank’s capital and surplus. For a bank, capital stock and surplus refers to the bank’s tier 1 and tier 2 capital, as calculated under the risk-based capital guidelines, plus the balance of the allowance for credit losses excluded from tier 2 capital. The Bank’s transactions with all of its affiliates in the aggregate are limited to twenty percent (20%) of the foregoing capital. “Covered transactions” are defined by statute to include a loan or extension of credit to an affiliate, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve) from the affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. In addition, in connection with covered transactions that are extensions of credit, the Bank may be required to hold collateral to provide added security to the Bank, and the types of permissible collateral may be limited. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates, including an expansion of what types of transactions are covered transactions to include credit exposures related to derivatives, repurchase agreement and securities lending arrangements and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons. The Federal Reserve has also issued Regulation W which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretive guidance with respect to affiliate transactions.

The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as “insiders”) contained in the Federal Reserve Act and in Regulation O promulgated by the Federal Reserve apply to all insured institutions and their subsidiaries and bank holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. Generally, these loans cannot exceed the institution’s total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Loans to senior executive officers of a bank are even further restricted, generally limited to $100,000 per senior executive officer. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Restrictions on Distribution of Subsidiary Bank Dividends and Assets. Dividends paid by the Bank have provided a substantial part of Independent Bank Group’s operating funds, and for the foreseeable future, it is anticipated that dividends paid by the Bank to Independent Bank Group will continue to be Independent Bank Group’s principal source of operating funds. However, capital adequacy requirements serve to limit the amount of dividends that may be paid by the Bank. Under federal law, the Bank cannot pay a dividend if, after paying the dividend, the Surviving Bank would be undercapitalized. The FDIC may declare a dividend payment to be unsafe and unsound even though the Bank would continue to meet its capital requirements after payment of the dividend.

Because Independent Bank Group is a legal entity separate and distinct from its subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors. The Federal Deposit Insurance Act, or the FDI Act, provides that, in the event of a “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If the Bank fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors, including Independent Bank Group, with respect to any extensions of credit we have made to the Bank.

Examinations. The FDIC periodically examines and evaluates state nonmember banks. Based on such an evaluation, the FDIC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the FDIC determined value and the book value of such assets. The TDB also conducts examinations of state banks but may accept the results of a federal examination in lieu of conducting an independent examination. In addition, the FDIC and TDB may elect to conduct a joint examination.

Audit Reports. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal and state regulators. In some instances, the audit report of the institution’s holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements and reports of enforcement actions. For institutions with total assets of $1 billion or more, financial statements prepared in accordance with GAAP, management’s certifications signed by Independent Bank Group’s and the Bank’s chief executive officer and chief accounting or financial officer concerning management’s responsibility for the financial statements, and an attestation by the auditors regarding the Bank’s internal controls must be submitted. For institutions with total assets of more than $3 billion, independent auditors may be required to review quarterly financial statements. The FDICIA requires that the Bank have an independent audit committee, consisting of outside directors only, or that Independent Bank Group have an audit committee that is entirely independent. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel and must not include representatives of large customers.

Capital Adequacy Requirements. The FDIC has adopted regulations establishing minimum requirements for the capital adequacy of insured institutions and may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk. The FDIC’s risk-based capital guidelines generally require state banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% and a ratio of total capital to total risk-weighted assets of 8.0%. The capital categories have the same definitions for the Bank as for Independent Bank Group. The FDIC’s leverage guidelines require state banks to maintain Tier 1 capital of no less than 4.0% of average total assets, except in the case of certain highly rated banks for which the requirement is 3.0% of average total assets. The TDB has issued a policy which generally requires state chartered banks to maintain a leverage ratio (defined in accordance with federal capital guidelines) of 5.0%.

Corrective Measures for Capital Deficiencies. The federal banking regulators are required by the FDI Act to take “prompt corrective action” with respect to capital-deficient institutions that are FDIC-insured. Agency regulations define, for each capital category, the levels at which institutions are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A “well capitalized” bank has a total risk-based capital ratio of 10.0% or higher, a Tier 1 risk-based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An “adequately capitalized” bank has a total risk-based capital ratio of 8.0% or higher, a Tier 1 risk-based capital ratio of 4.0% or higher, a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth) and does not meet the criteria for a well-capitalized bank. A bank is “undercapitalized” if it fails to meet any one of the ratios required to be adequately capitalized.

In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution’s capital decreases, the FDIC’s enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Deposit Insurance Assessments. Substantially all of the deposits of the Bank are insured up to applicable limits by the deposit insurance fund of the FDIC, and the Bank must pay deposit insurance assessments to the FDIC for such deposit insurance protection. The FDIC maintains the deposit insurance fund by designating a required reserve ratio. If the reserve ratio falls below the designated level, the FDIC must adopt a restoration plan that provides that the deposit insurance fund will return to an acceptable level generally within five years.

On December 20, 2010, the FDIC raised the minimum designated reserve ratio of the deposit insurance fund to 2.00%, which exceed the 1.35% reserve ratio that is required by the Dodd-Frank Act. The FDIC has the discretion to set the price for deposit insurance according to the risk for all insured institutions regardless of the level of the reserve ratio. Under the Dodd-Frank Act, the FDIC is required to offset the effect of the higher reserve ratio on small insured depository institutions, which are those with consolidated assets of less than $10 billion.

The deposit insurance fund reserve ratio is maintained by assessing depository institutions and establishing an insurance premium based upon statutory factors. Under its current regulations, the FDIC imposes assessments for deposit insurance according to a depository institution’s ranking in one of four risk categories based upon supervisory and capital evaluations. The assessment rate for an individual institution is determined according to a formula based on a combination of weighted average CAMELS component ratings, financial ratios and, for institutions that have long-term debt ratings, the average ratings of its long-term debt. Well-capitalized institutions (generally those with CAMELS composite ratings of 1 or 2) are grouped in Risk Category I and the initial base assessment rate for deposit insurance is set at an annual rate of between 12 and 16 basis points. The initial base assessment rate for institutions in Risk Categories II, III and IV is set at annual rates of 22, 32 and 50 basis points, respectively. These initial base assessment rates are adjusted to determine an institution’s final assessment rate based on its brokered deposits, secured liabilities and unsecured debt. Total base assessment rates after adjustments range from 7 to 24 basis points for Risk Category I, 17 to 43 basis points for Risk Category II, 27 to 58 basis points for Risk Category III, and 40 to 77.5 basis points for Risk Category IV.

In November 2009, the FDIC adopted a rule that required all insured institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The assessment was calculated by taking the institution’s actual September 30, 2009 assessment base and adjusting it quarterly by an estimated 5% annual growth rate through the end of 2012. Each institution was required to record the entire amount of its prepaid assessment as a prepaid expense, i.e., an asset on its balance sheet, as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, each institution is required to record an expense, or a charge to earnings, for its quarterly assessment invoiced on its quarterly statement and an offsetting credit to the prepaid assessment until the asset is exhausted.

On February 7, 2012, the FDIC approved a final rule that amends its existing deposit insurance funds restoration plan and implements certain provisions of the Dodd-Frank Act. Effective as of July 1, 2012, the assessment base is determined using average consolidated total assets minus average tangible equity rather than the current assessment base of adjusted domestic deposits. Since the change will result in a much larger assessment base, the final rule also lowers the assessment rates in order to keep the total amount collected from financial institutions relatively unchanged from the amounts currently being collected. The new assessment rates, calculated on the revised assessment base, generally range from 2.5 to 9 basis points for Risk Category I institutions, 9 to 24 basis points for Risk Category II institutions, 18 to 33 basis points for Risk Category III institutions, and 30 to 45 basis points for Risk Category IV institutions. For large institutions (generally those with total assets of $10 billion or more), which does not include the Bank, the initial base assessment rate ranges from 5 to 35 basis points on an annualized basis. After the effect of potential base-rate adjustments, the total base assessment rate could range from 2.5 to 45 basis points on an annualized basis. Assessment rates for large institutions will be calculated using a scorecard that combines CAMELS ratings and certain forward-looking financial measures to assess the risk a large institution poses to the deposit insurance fund. The new assessment rates will be calculated for the quarter beginning July 1, 2012 and reflected in invoices for assessments due September 30, 2012.

Brokered Deposit Restrictions. Adequately capitalized institutions cannot accept, renew or roll over brokered deposits, without receiving a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on any deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

Concentrated Commercial Real Estate Lending Regulations. The federal banking agencies, including the FDIC, have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and nonfarm residential properties and loans for construction, land development, and other land represent 300% or more of total capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. Owner occupied loans are excluded from this second category. If a concentration is present, management must employ heightened risk management practices that address the following key elements: including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

Cross-Guarantee Provisions. The Financial Institutions Reform, Recovery and Enforcement Act of 1989, or the FIRREA, contains a “cross-guarantee” provision which generally makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.

Community Reinvestment Act. The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their entire service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of such banks. These regulations also provide for regulatory assessment of a bank’s record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. The FIRREA requires federal banking agencies to make public a rating of a bank’s performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory CRA record could substantially delay approval or result in denial of an application.

Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, the Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

The Dodd-Frank Act created a new independent Consumer Financial Protection Bureau, which will have broad authority to regulate and supervise retail financial services activities of banks, such as the Bank, and will have the authority to promulgate regulations, issue orders, guidance and policy statements, conduct examinations and bring enforcement actions with regard to consumer financial products and services. In general, however, banks with assets of $10 billion or less, such as the Bank, will continue to be examined for consumer compliance by their primary bank regulator.

Anti-Money Laundering and Anti-Terrorism Legislation. A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001, or the USA Patriot Act, substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued and, in some cases, proposed a number of regulations that apply various requirements of the USA Patriot Act to financial institutions. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Certain of those regulations impose specific due diligence requirements on financial institutions that maintain correspondent or private banking relationships with non-U.S. financial institutions or persons. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Office of Foreign Assets Control Regulation. The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the “OFAC” rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control, or OFAC. The OFAC-administered sanctions targeting certain countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to a U.S. jurisdiction (including property in the possession or control of U.S.

persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Privacy. In addition to expanding the activities in which banks and bank holding companies may engage, the GLB Act also imposed new requirements on financial institutions with respect to customer privacy. The GLB Act generally prohibits disclosure of customer information to nonaffiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Financial institutions, however, are required to comply with state law if it is more protective of customer privacy than the GLB Act.

The USA Patriot Act. The USA Patriot Act is intended to strengthen U.S. law enforcement’s and the intelligence community’s ability to work cohesively to combat terrorism on a variety of fronts. The potential impact of the USA Patriot Act on financial institutions of all kinds is significant and wide ranging. The USA Patriot Act requires financial institutions to prohibit correspondent accounts with foreign shell banks, establish an anti-money laundering program that includes employee training and an independent audit, follow minimum standards for identifying customers and maintaining records of the identification information and make regular comparisons of customers against agency lists of suspected terrorists, their organizations and money launderers.

Changes in Laws, Regulations or Policies

In light of current conditions and the market outlook for continuing weak economic conditions, regulators have increased their focus on the regulation of financial institutions. From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures. Such initiatives may change banking statutes and the operating environment of Independent Bank Group and the Bank in substantial and unpredictable ways. Independent Bank Group cannot determine the ultimate effect that any potential legislation, if enacted, or implementing regulations with respect thereto, would have, upon the financial condition or results of operations of Independent Bank Group or the Bank. A change in statutes, regulations or regulatory policies applicable to Independent Bank Group or the Bank could have a material effect on the financial condition, results of operations or business of Independent Bank Group and the Bank.

Dodd-Frank Act. In July 2010, Congress enacted the Dodd-Frank Act regulatory reform legislation, which President Obama signed into law on July 21, 2010. This new law broadly affects the financial services industry by implementing changes to the financial regulatory landscape aimed at strengthening the sound operation of the financial services sector, including provisions that, among other things, has created a new agency, the Consumer Financial Protection Bureau (as discussed above), and will:

•

apply the same leverage and risk–based capital requirements that apply to insured depository institutions to most bank holding companies, which, among other things, will require the Company to deduct all trust preferred securities issued on or after May 19, 2010 from the Company’s Tier 1 capital (existing trust preferred securities issued prior to May 19, 2010 for all bank holding companies with less than $15.0 billion in total consolidated assets as of December 31, 2009 are exempt from this requirement);

•

broaden the base for FDIC insurance assessments from the amount of insured deposits to average total consolidated assets less average tangible equity during the assessment period (subject to risk-based adjustments that would further reduce the assessment base for custodial banks) rather than domestic deposits;

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permanently increase FDIC deposit insurance maximum to $250,000 and provide unlimited FDIC deposit insurance beginning December 31, 2010 until January 1, 2013 for noninterest bearing demand transaction accounts at all insured depository institutions;

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eliminate the upper limit for the reserve ratio designated by the FDIC each year, increase the minimum designated reserve ratio of the deposit insurance fund from 1.15% to 1.35% of the estimated amount of total insured deposits by September 30, 2020 and eliminate the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds;

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permit banks to engage in de novo interstate branching if the laws of the state where the new branch is to be established would permit the establishment of the branch if it were chartered by such state;

•	repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts;

•	eliminate the ceiling and increase the floor on the size of the FDIC’s deposit insurance fund;

•	implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders, that apply to all public companies, not just financial institutions; and

•	increase the authority of the Federal Reserve to examine the Company and any nonbank subsidiaries.

In addition, the Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect publicly traded companies. However, under the JOBS Act there are certain exceptions to these requirements for so long as a publicly traded qualifies as an emerging growth company.

The Company’s management is actively reviewing the provisions of the Dodd–Frank Act and assessing its probable impact on its business, financial condition, and results of operations. Provisions in the Dodd-Frank Act that affect deposit insurance assessments and payment of interest on demand deposits could increase the costs associated with deposits as well as place limitations on certain revenues those deposits may generate. Provisions in the legislation that revoke the Tier 1 capital treatment of newly issued trust preferred securities could require the Company to seek other sources of capital in the future. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on the Company, its customers or the financial industry more generally.

Incentive Compensation. In June 2010, the Federal Reserve, the OCC and the FDIC issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. Also, on February 7, 2012, the FDIC proposed an interagency rule to implement certain incentive compensation requirements of the Dodd-Frank Act. Under the proposed rule, financial institutions must prohibit incentive-based compensation arrangements that encourage inappropriate risk taking that are deemed excessive or that may lead to material losses.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not “large, complex banking organizations.” These reviews will be tailored to each organization based on the scope and complexity of the organization’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization’s supervisory ratings, which can affect the organization’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Enforcement Powers of Federal and State Banking Agencies

The federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject Independent Bank Group or the Bank and their subsidiaries, as well as their respective officers, directors, and other institution-affiliated parties, to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed above under “Corrective Measures for Capital Deficiencies,” the appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan. The TDB also has broad enforcement powers over the Bank, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

Effect on Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

Federal Reserve monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Company and its subsidiaries cannot be predicted.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position with the Company of each of the persons who we expect will serve as directors and executive officers upon completion of the offering. The business address for all of these individuals is 1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069-3257.

Name	Age	Position with the Company
David R. Brooks(1)	53	Chairman of the Board, CEO and Director
Torry Berntsen(1)(2)	54	Vice Chairman, Chief Operating Officer and Director
Daniel W. Brooks(2)	52	Vice Chairman, Chief Risk Officer and Director
Brian E. Hobart(2)	47	Senior Executive Vice President and Chief Lending Officer
Michelle S. Hickox	45	Executive Vice President and Chief Financial Officer
Jan C. Webb	54	Executive Vice President and Secretary
M. Brian Aynesworth(3)	45	Director
Douglas A. Cifu(4)	47	Director
William E. Fair(5)	50	Director
Craig E. Holmes(6)	55	Director
Jack M. Radke(7)	65	Director
G. Stacy Smith(8)	44	Director
Michael T. Viola(9)	25	Director

(1)	Member, Strategic Planning Committee
(2)	Title to be effective upon completion of offering.
(3)	Chair, Strategic Planning Committee and Member, Corporate Governance and Nominating Committee
(4)	Chair, Corporate Governance and Nominating Committee
(5)	Chair, Compensation Committee
(6)	Chair, Audit Committee. Expected to be appointed to Board of Directors to be effective upon completion of the offering.
(7)	Member, Audit and Compensation Committees
(8)	Member, Compensation Committee and Corporate Governance and Nominating Committee. Expected to be appointed to Board of Directors to be effective upon completion of offering.
(9)	Member, Audit Committee. Expected to be appointed to Board of Directors to be effective upon completion of offering.

The following is a brief discussion of the business and banking background and experience of the persons who we expect will serve as the directors and executive officers of the Company upon completion of the offering. Other than as described below, no current or proposed director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or proposed director or with any of our executive officers.

David R. Brooks. David R. Brooks is Chairman of the Board, CEO and a director of the Company, a position he has held since the Company was formed in 2002, and he will continue in these positions following completion of the offering. Mr. Brooks began his banking career in the early 1980s with a large regional bank and has been active in community banking since he led the investor group that acquired the Bank in 1988. Mr. Brooks has previously served as a board member of the Independent Bankers Association of Texas. He is the current nonexecutive Chairman of the Board of Noel-Levitz, Inc., a large national higher education company, which Mr. Brooks controls along with Vincent Viola, our majority shareholder, serves on the Board of Trustees of Houston Baptist University, and previously served as the Chief Financial Officer at Baylor University from 2000 to 2004. Mr. Brooks currently serves on the McKinney City Council (term expires May 2013) and previously served as President of the Board of Trustees of the McKinney Independent School District for five years and served for three years on both the McKinney Economic Development Corporation Board and the McKinney Chamber of Commerce Board. David R. Brooks is the brother of Daniel W. Brooks. Mr. Brooks’ qualifications to serve on our Board of Directors include his extensive experience managing and overseeing the operations and growth of the Company and the Bank during his tenure as Chairman and CEO of the Company.

Torry Berntsen. Torry Berntsen is expected to be Vice Chairman, Chief Operating Officer and a director of the Company upon completion of the offering. He is currently Vice Chairman of Corporate Development and a director, a position he has held since 2009. Prior to joining the Company, Mr. Berntsen spent 25 years in various senior management roles at The Bank of New York Mellon, or BNY Mellon, including Executive Vice President and Senior Executive Vice President of BNY Mellon and a director and President of BNY Capital Markets, Inc., a subsidiary of BNY Mellon. At BNY Mellon, he was a member of the firm’s Executive and Asset/Liability Committees. Previous to BNY Mellon, he spent four years at JP Morgan. Mr. Berntsen has also served since 2009 as Vice Chairman of Virtu Management, LLC, a private family management company located in New York City, which is owned by our majority shareholder, Vincent Viola. In addition to his position on the board of directors at certain portfolio companies of Virtu Management, LLC, Mr. Berntsen currently serves on the board of directors of the Norwegian Christian Home and Health Center and oversees The Tyler Berntsen Memorial Foundation. Mr. Berntsen’s qualifications to serve on our Board of Directors include his extensive 30 plus years of banking experience and his experience as an executive officer and director of the Company.

Daniel W. Brooks. Daniel W. Brooks is expected to be Vice Chairman, Chief Risk Officer and a director of the Company upon completion of the offering. He currently serves as Vice Chairman and director of the Company, a position he has held since 2009. He previously served as President and director of the Company from 2002 to 2009. He has functioned as our Chief Credit Officer throughout his tenure with our Company. Mr. Brooks began his banking career in the early 1980s with a large regional bank and has been active in community banking since the late 1980s. Mr. Brooks has served in numerous leadership roles in the Collin County community, including service as Chairman of the Board for Medical Center of McKinney and service on the boards of directors of McKinney Christian Academy and the McKinney Education Foundation. Daniel W. Brooks is the brother of David R. Brooks. Mr. Brooks’ qualifications to serve on our Board of Directors include his extensive experience as an executive officer and director of the Company.

Brian E. Hobart. Brian E. Hobart is expected to be Senior Executive Vice President and Chief Lending Officer of the Company and will serve as President-Independent Bank Central Texas upon completion of the offering. Since 2009, he has functioned as Chief Lending Officer, serving as President and as a director at both the Company and the Bank during this time. Mr. Hobart was one of the founders of IBG Central Texas and served as its President and as a director from 2004 until January 2009. Prior to joining IBG Central Texas, he served as a senior officer of other Waco banks for 13 years. Mr. Hobart is a former member of the board of the McKinney Education Foundation.

Michelle S. Hickox. Michelle S. Hickox is Executive Vice President and Chief Financial Officer of the Company and will continue in that capacity upon completion of the offering. Prior to joining the Company in May 2012, Ms. Hickox was an audit partner with McGladrey and Pullen, LLP, the fifth largest public accounting firm in the United States. Over her 22 year career in public accounting, Ms. Hickox provided audit, financial reporting, internal control assistance and training to community banks and was a designated financial institution specialist within McGladrey and Pullen, LLP. Ms. Hickox is a licensed certified public accountant and is a member of the AICPA, the Texas Society of Certified Public Accountants and the Dallas CPA Society.

Jan C. Webb. Jan C. Webb is expected to be Executive Vice President and Secretary to the Board of Directors of the Company, and she will serve as Executive Vice President and Senior Operations Officer of the Bank upon completion of the offering. Since May 2012, Ms. Webb has served as Executive Vice President, Chief Operations Officer and director of the Company. Prior to May 2012, Ms. Webb served as Executive Vice President, Chief Financial Officer and as a director of the Company since it was formed in 2002. Ms. Webb has over 30 years of experience in the banking industry, including approximately 25 years of experience with our management team. She is active in her church, serving on various committees, including the finance committee.

M. Brian Aynesworth. M. Brian Aynesworth is a member of the Board of Directors of the Company, joining the board in 2009, and will continue in that capacity upon completion of the offering. At such time, Mr. Aynesworth will resign from his position as Executive Vice President of the Bank, a position he has held since 2009. He was a founder of IBG Central Texas and served as a director and Executive Vice President of that entity from 2004 until it was combined with our Company in 2009. Mr. Aynesworth has also served as the President and Chief Executive Officer of Southwestern Commercial Properties LLC, a private real estate company, since 2002 and on the board of directors of Capstone Mechanical LP, a professional engineering, contracting and service company, since 2005. He is active in the Waco community, serving on the boards of several local charitable organizations, including the Boys & Girls Club of Waco, the Waco Montessori School, and the First Presbyterian Church Waco Foundation. Mr. Aynesworth’s qualifications to serve on our Board of Directors include his extensive experience as a director and officer of the Company, the Bank and IBG Central Texas.

Douglas A. Cifu. Douglas A. Cifu is a member of the Company’s Board of Directors, joining the board in 2008, and will continue in that capacity upon completion of the offering. Mr. Cifu has served as the President and Chief Operating Officer of Virtu Financial, LLC, a global electronic market making firm, since 2008 when he co-founded the business with our majority shareholder, Vincent Viola. Mr. Cifu also has served as the President and Chief Operating Officer of Virtu Management LLC since 2008. Prior to the founding of Virtu Financial, LLC in 2008, Mr. Cifu was a partner at the international law firm of Paul, Weiss, Rifkind, Wharton & Garrison, LLP, where he served as Deputy Chairman of the Corporate Department, Head of the Private Equity Group and a member of the firm’s Management Committee. Mr. Cifu’s qualifications to serve on our Board of Directors include his extensive experience representing and working with publicly traded companies and his experience as a director of the Company.

William E. Fair. William E. Fair is a member of the Board of Directors of the Company and will continue in that capacity upon completion of the offering. He joined the board when IBG Central Texas was combined with our Company in 2009, prior to which he served as a director of IBG Central Texas beginning in 2007. Mr. Fair has served as the Chairman and Chief Executive Officer of Home Abstract and Title Company, a title insurance agency located in Waco, Texas, since 1988 and has served on the board of directors of Capstone Mechanical LP since 2005. He serves on the board of trustees of Hillcrest Baptist Medical Center/Scott & White Healthcare, further serving as Chairman of the Board of Development for that organization. Mr. Fair’s qualifications to serve on our Board of Directors include his extensive experience in the real estate industry and his experience as a director of the Company, the Bank and IBG Central Texas.

Craig E. Holmes. Craig E. Holmes is expected to be appointed to our Board of Directors to become effective upon completion of the offering. Mr. Holmes is the Chief Financial Officer of Digital Generation, Inc., a NASDAQ traded global advertising campaign management company that he joined in October 2012. Mr. Holmes previously served as Executive Vice President and Chief Financial Officer of Quickoffice Inc., a mobile software company, from 2011 to 2012, provided advisory and consulting services to the board of directors and management and led the finance functions for Enfora Inc., a global manufacturing and software development company, from 2009 to 2011, and served as Executive Vice President and Chief Financial Officer of Intervoice, Inc., a publicly traded global software and services company, from 2003 to 2009. Mr. Holmes has also previously served as Executive Vice President and Chief Financial Officer of Masergy Communications, Inc., a network services and equipment provider, as Chief Financial Officer of EpicRealm Inc., a software development and network services company, and as Executive Vice President and Chief Financial Officer of Excel Communications, Inc., a provider of telecommunications equipment and services. Mr. Holmes was a partner at Arthur Andersen, a national public accounting firm from 1992 to 1995. Mr. Holmes’ qualifications to serve on our Board of Directors include his extensive experience as chief financial officer of publicly traded companies and his twenty years’ experience in finance and accounting.

Jack M. Radke. Jack M. Radke has served as a member of the Board of Directors of the Company since it was formed in 2002 and will continue in that capacity upon completion of the offering. He has served as the Chairman of the Bank’s Audit Committee since January 2011. Mr. Radke is the owner of Ag-Power, Inc., which sells agricultural and consumer equipment through its John Deere dealerships, and has served as its President since 1988. He is also currently a board member for the Southwestern Association of Kansas City, an association of equipment dealers for a five state area. Mr. Radke’s qualifications to serve on our Board of Directors include his extensive experience as a director of the Company and member of the audit committee of the Bank.

G. Stacy Smith. G. Stacy Smith is expected to be appointed to our Board of Directors to become effective upon completion of the offering. Mr. Smith is co-founder and is an active partner in Trinity Investment Group. Trinity Investment Group invests in private equity, public equity and hard assets. Mr. Smith is also co-founder, Chairman and a member of the Investment Committee of Stonelake Capital Partners, a private investment firm. In addition, he serves as an advisor of EAW Energy Partners, an oil and gas minerals acquisition firm. In 1997, Mr. Smith co-founded Walker Smith Capital, a long/short equity hedge fund based in Dallas, Texas, and he served as portfolio manager of that firm for sixteen years. From 1994 through 1996, Mr. Smith was a co-founder and manager of Gryphon Partners, a long/short equity hedge fund focused on small and mid-cap domestic equities. He started his investment career as an energy analyst at Wasserstein Perella & Co., an international investment bank. Mr. Smith is a member of the Salesmanship Club of Dallas, an association of business professionals that supports local charitable organizations. Mr. Smith’s qualifications to serve on our Board of Directors include his extensive experience in overseeing the management of investment firms and his knowledge of the Texas banking market.

Michael T. Viola. Michael T. Viola is expected to be appointed to our Board of Directors to become effective upon completion of the offering. Mr. Viola is an energy and commodities futures trader at Virtu Financial LLC, a global electronic market making firm that employs advanced proprietary technologies to trade on electronically accessible financial exchanges and market centers worldwide that he joined in 2010, serving as an executive assistant and a project manager. Mr. Viola has also served on the board of a family-founded nonprofit organization focused on Catholic education initiatives in inner-city communities from 2010 to 2011. Mr. Viola is the son of our majority shareholder, Vincent Viola. Mr. Viola’s qualifications to serve on our Board of Directors include his knowledge of financial markets and his familiarity with our Company given his family’s ownership of the Bank over the past 24 years.

Board Composition

Pursuant to our certificate of formation and bylaws, our Board of Directors is authorized to have not less than five members nor more than 25 members and it is expected to have ten members upon completion of the offering. The number of directors may be changed only by resolution of our Board of Directors within the range set forth in our certificate of formation (unless our shareholders act to amend the authorized number of directors designated in our certificate of formation). Our Board of Directors may increase the number of directors by two and fill these vacancies until the next annual meeting of shareholders. As discussed in greater detail below, our Board of Directors has affirmatively determined that seven of our ten current directors qualify as independent directors based upon the rules of the NASDAQ Global Market and the SEC.

Election and Classification of Directors

In accordance with the terms of our amended and restated certificate of formation approved by the Board of Directors and to be filed upon consummation of the offering, our Board of Directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, upon consummation of the offering and will be divided as follows:

•	the Class I directors will be Torry Berntsen, Jack M. Radke and G. Stacy Smith, and their term will expire at the annual meeting of shareholders to be held in 2013;

•	the Class II directors will be Daniel W. Brooks, Michael Viola, William E. Fair and Craig E. Holmes, and their term will expire at the annual meeting of shareholders to be held in 2014; and

•	the Class III directors will be David R. Brooks, Douglas A. Cifu and M. Brian Aynesworth, and their term will expire at the annual meeting of shareholders to be held in 2015.

At each annual meeting of shareholders, or special meeting in lieu thereof, upon the expiration of the term of a class of directors, the successors to such directors will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and the election and qualification of his or her successor. Any additional directorships resulting from an increase in the number of directors (as discussed above) will be distributed by the Board of Directors among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Board and Committee Matters

Director Independence

Under the rules of the NASDAQ Global Market, independent directors must comprise a majority of our Board of Directors within a specified period of time of this offering. The rules of the NASDAQ Global Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.

Our Board of Directors has evaluated the independence of its members based upon the rules of the NASDAQ Global Market and the SEC. Applying these standards, our Board of Directors has affirmatively determined that, with the exception of Messrs. David R. Brooks, Torry Berntsen and Daniel W. Brooks, each of our current directors is an independent director, as defined under the applicable rules. The board determined that each of David R. Brooks, Torry Berntsen and Daniel W. Brooks does not qualify as an independent director because of his position as an executive officer of the Company.

Board Leadership Structure

David R. Brooks currently serves as our Chairman of the Board and CEO. Mr. Brooks has served in both of these positions since the inception of the Company in 2002. Mr. Brooks’ primary duties are to lead the Company’s Board of Directors in establishing the Company’s overall vision and strategic plan and to lead the Company’s management in carrying out that plan. While we recognize the inherent conflict of interest that arises when the positions are held by one person, we believe that the overall benefit of Mr. Brooks’ leadership in both roles outweighs any potential disadvantage of this structure.

We have also structured our management team to mitigate the corporate governance risk related to the dual positions held by David R. Brooks. Daniel W. Brooks, our future Vice Chairman and Chief Risk Officer, will be responsible for overseeing the Company’s credit function, the most important component of our operations. Torry Berntsen, our future Vice Chairman and Chief Operating Officer, will be responsible for supervising the Company’s operations and technology in addition to overall expansion and development. In that role, Mr. Berntsen will assist our Board of Directors in overseeing management and ensuring that the Company is operating to implement the strategies set by the Board of Directors and in compliance with established policies and procedures. By having two vice chairmen with separate and distinct roles, we believe that we will obtain benefits similar to the benefits of having a separate Chairman and CEO.

Board Committees

Upon completion of the offering, our Board of Directors will establish standing committees in connection with the discharge of its responsibilities. These committees will include an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee, and a Strategic Planning Committee. Currently, the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee generally function at the Bank level. In connection with the completion of the offering, our board will establish each of these four committees at the Company level.

In the future, our Board of Directors also may establish such additional committees as it deems appropriate, in accordance with applicable law and regulations and our certificate of formation and bylaws.

Audit Committee

The members of our Audit Committee are expected to be Messrs. Holmes (Chairman), Radke and Viola. Our Board of Directors has evaluated the independence of each of the proposed members of our Audit Committee and has affirmatively determined that (i) each of the proposed members of our Audit Committee meets the definition of an “independent director” under NASDAQ Global Market rules, (ii) each of the proposed members satisfies the additional independence standards under applicable SEC rules for audit committee service and (iii) each of the proposed members has the ability to read and understand fundamental financial statements. In addition, our Board of Directors has determined that Craig E. Holmes is a financial expert and has the required financial sophistication due to his experience and background, which NASDAQ Global Market rules require at least one such Audit Committee member have.

Our Audit Committee will have responsibility for, among other things:

•	selecting and reviewing the performance of our independent auditors and approving, in advance, all engagements and fee arrangements;

•	reviewing the independence of our independent auditors;

•	reviewing actions by management on recommendations of the independent auditors and internal auditors;

•	meeting with management, the internal auditors and the independent auditors to review the effectiveness of our system of internal control and internal audit procedures;

•	reviewing our earnings releases and reports filed with the SEC;

•	reviewing reports of bank regulatory agencies and monitoring management’s compliance with recommendations contained in those reports;

•	reviewing and approving all related person transactions for potential conflicts of interest situations on an ongoing basis; and

•	handling such other matters that are specifically delegated to the Audit Committee by our Board of Directors from time to time.

Our Audit Committee will adopt a written charter, which will set forth the committee’s duties and responsibilities. The charter of the Audit Committee will be available on our website at www.independent-bank.com upon completion of this offering.

Compensation Committee

The members of our Compensation Committee are expected to be Messrs. Fair (Chairman), Radke and Smith. Our Board of Directors has evaluated the independence of each of the proposed members of our Compensation Committee and has affirmatively determined that each of the proposed members of our Compensation Committee meets the definition of an “independent director” under NASDAQ Global Market rules.

Our board has determined that each of the proposed members of the Compensation Committee qualifies as a “nonemployee director” within the meaning of Rule 16b-3 under the Exchange Act and an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

Our Compensation Committee will have responsibility for, among other things:

•

reviewing, monitoring and approving our overall compensation structure, policies and programs (including benefit plans) and assessing whether the compensation structure establishes appropriate incentives for our executive officers and other employees and meets our corporate objectives;

•	determining the annual compensation of our executive officers;

•	reviewing the compensation decisions made by our executive officers with respect to our other named executive officers;

•

overseeing the administration of our equity plans and other incentive compensation plans and programs and preparing recommendations and periodic reports to our Board of Directors relating to these matters;

•	preparing the Compensation Committee report required by SEC rules to be included in our annual report; and

•	handling such other matters that are specifically delegated to the Compensation Committee by our Board of Directors from time to time.

Our Compensation Committee will adopt a written charter, which will set forth the committee’s duties and responsibilities. The charter of the Compensation Committee will be available on our website at www.independent-bank.com upon completion of this offering.

Corporate Governance and Nominating Committee

The members of our Corporate Governance and Nominating Committee are expected to be Messrs. Cifu (Chairman), Aynesworth and Smith. Our Board of Directors has evaluated the independence of each of the proposed members of our Corporate Governance and Nominating Committee and has affirmatively determined that each of the proposed members of our Corporate Governance and Nominating Committee meets the definition of an “independent director” under NASDAQ Global Market rules.

Our Corporate Governance and Nominating Committee will have responsibility for, among other things:

•	recommending persons to be selected by our Board of Directors as nominees for election as directors and to fill any vacancies on our Board of Directors;

•	monitoring the function of our standing committees and recommending any changes, including the creation or elimination of any committee;

•	developing, reviewing and monitoring compliance with our corporate governance guidelines;

•	reviewing annually the composition of our Board of Directors as a whole and making recommendations; and

•	handling such other matters that are specifically delegated to the Corporate Governance and Nominating Committee by our Board of Directors from time to time.

Our Corporate Governance and Nominating Committee will adopt a written charter, which will set forth the committee’s duties and responsibilities. The charter of the Corporate Governance and Nominating Committee will be available on our website at www.independent-bank.com upon completion of this offering.

In carrying out its nominating function, the Nomination and Governance Committee will develop qualification criteria for all potential nominees for election, including incumbent directors, board nominees and shareholder nominees to be included in the Company’s future proxy statements. These criteria will include the following attributes:

•	integrity and high ethical standards in the nominee’s professional life;

•	sufficient educational and professional experience, business experience or comparable service on other boards of directors to qualify the nominee for service on the Board of Directors of the Company;

•	evidence of leadership and sound judgment in the nominee’s professional life;

•	whether the nominee is well recognized in the community and has a demonstrated record of service to the community;

•	a willingness to abide by any published code of conduct or ethics for the Company; and

•	a willingness and ability to devote sufficient time to carrying out the duties and responsibilities required as a member of the Company’s Board of Directors.

The Corporate Governance and Nominating Committee will also evaluate potential nominees for the Company’s Board of Directors to determine if they have any conflicts of interest that may interfere with their ability to serve as effective board members and to determine whether they are “independent” in accordance with NASDAQ Global Market rules (to ensure that, at all times, at least a majority of our directors are independent). Although we do not have a separate diversity policy, the committee considers the diversity of the Company’s directors and nominees in terms of knowledge, experience, skills, expertise and other demographics which may contribute to the Company’s Board of Directors.

Prior to nominating an existing director for re-election to the Company’s Board of Directors, the Corporate Governance and Nominating Committee will consider and review the following attributes with respect to each existing director:

•	attendance and performance at meetings of the Company’s Board of Directors and the committees on which such director serves;

•	length of service on the Company’s Board of Directors;

•	experience, skills and contributions that the existing director brings to the Company’s Board of Directors;

•	independence and any conflicts of interest; and

•	any significant change in the director’s status, including the attributes considered for initial membership on the Company’s Board of Directors.

Strategic Planning Committee

The members of the Strategic Planning Committee are Messrs. Aynesworth (Chairman), David Brooks, and Berntsen. Our Board of Directors has evaluated the independence of each of the members of our Strategic Planning Committee and has affirmatively determined that Mr. Aynesworth meets the definition of an “independent director” under NASDAQ Global Market rules, but that Messrs. Brooks and Berntsen do not because they are executive officers.

Our Strategic Planning Committee has responsibility for, among other things:

•	establishing plans for the growth of our Company, including organic growth plans and strategic acquisitions;

•	identifying new market areas;

•	identifying new management candidates to enhance product and geographic expansion;

•	identifying acquisition targets and developing plans to pursue acquisitions of such identified targets; and

•	reviewing capital and financing levels, financial partners, and ensuring continued access to capital and financing.

Our Strategic Planning Committee will adopt a written charter, which will set forth the committee’s duties and responsibilities. The charter of the Strategic Planning Committee will be available on our website at www.independent-bank.com upon completion of this offering.

Loan and Asset/Liability Management

The Bank maintains a Director Loan Committee and an Asset/Liability Committee. The Loan Committee is responsible for reviewing and approving any loan in excess of $2.5 million. The Asset/Liability Committee has responsibility for, among other things, monitoring the maturities and overall mix of the Company’s and the Bank’s interest rate sensitive assets and liabilities.

Code of Conduct; Code of Ethics for Chief Executive Officer and Senior Financial Officers

We have a Code of Conduct in place that applies to all of our directors, officers and employees. The Code of Conduct sets forth the standard of conduct that we expect all of our directors, officers and employees to follow, including our Chief Executive Officer and Chief Financial Officer. In addition, we have a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that applies to each of our senior executive officers, including our Chief Executive Officer and our Chief Financial Officer and sets forth specific standards of conduct and ethics that we expect from such individuals in addition to those set forth in the Code of Conduct. Our Code of Conduct and our Code of Ethics for the Chief Executive Officer and Senior Financial Officers will be available on our website at www.independent-bank.com upon completion of this offering. We expect that any amendments to the Code of Conduct or the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, or any waivers of their respective requirements, will be disclosed on our website, as well as any other means required by NASDAQ Global Market rules or the SEC.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines to assist our Board of Directors in the exercise of its fiduciary duties and responsibilities and to promote the effective functioning of our Board of Directors and its committees. Our Corporate Governance Guidelines will be available on our website at www.independent-bank.com upon completion of this offering.

EXECUTIVE COMPENSATION AND OTHER MATTERS

In this prospectus, the individuals who served as our Chief Executive Officer and Chief Financial Officer during 2011, as well as our two other most highly compensated executive officers for 2011, are collectively referred to as our “named executive officers.” We discuss their compensation for 2011 and 2010 below.

Summary Compensation Table

The following table sets forth information regarding the compensation paid to each of our named executive officers for 2011 and 2010.

Name and Position	Year	Salary(1)	Bonus(2)	All Other Compensation(3)	Total
David R. Brooks, Chairman and CEO	2011 2010	$750,000 678,700	$468,475 400,000	$41,988 286,349	$1,260,463 1,365,049

Jan C. Webb, CFO(4)	2011 2010	190,000 180,000	40,000 36,000	39,059 72,188	269,059 288,188

Daniel W. Brooks, Vice Chairman(5)	2011 2010	300,000 279,200	115,000 95,000	54,164 62,181	469,164 436,381

Brian E. Hobart, President(6)	2011 2010	275,000 253,000	100,000 75,000	51,607 164,556	426,607 492,556

(1)	The amounts shown in this column represent salaries earned during the fiscal year shown.

(2)	The amounts of bonuses for each year shown were cash bonuses earned for that year, but that were paid in the following fiscal year.

(3)	Includes 401(k) contributions, health and welfare benefits, restricted stock related payments, insurance premiums and certain perquisites and other benefits. Other than certain restricted stock related payments, none of these components of All Other Compensation exceeded $25,000 in any one year.

(4)	Ms. Webb served as our Chief Financial Officer until May 2012. Michelle S. Hickox, who is currently our Executive Vice President and Chief Financial Officer, became an employee of our Company and was appointed to those positions in May 2012.

(5)	Mr. Brooks’ title will change to Vice Chairman and Chief Risk Officer upon completion of the offering.

(6)	Mr. Hobart’s title will change to Senior Executive Vice President and Chief Lending Officer upon completion of the offering. At that time, Mr. Hobart will also be named as President-Independent Bank Central Texas and, in that capacity, he will be directly responsible for the Bank’s operations in our Austin/Central Texas market area.

Narrative Discussion of Summary Compensation Table

General. We have compensated our named executive officers through a mix of base salary, cash incentive bonuses and other benefits, included to a limited extent, perquisites. We established our existing executive compensation philosophy and practices to fit our historical status as a privately held corporation. We believe the current mix of these compensation elements and the amounts of each element provide our named executive officers with compensation that is reasonable, competitive within our markets, appropriately reflects our performance and their particular contributions to that performance, and takes into account applicable regulatory guidelines and requirements. Each of our named executive officers is also an officer of the Bank and has substantial responsibilities in connection with the day-to-day operations of the Bank. As a result, each named executive officer devotes a substantial majority of his or her business time to the operations of the Bank, and the compensation he or she receives is paid largely to compensate that named executive officer for his or her services to the Bank.

We currently do not have employment agreements with any of our named executive officers, who are employees “at will.” As a result, the salaries and bonuses that we pay to our named executive officers are determined at the discretion of our Board of Directors after consultation with management. In addition, we have not previously maintained any “change in control,” severance or noncompetition agreements with any of our named executive officers and have not had obligations to make any payment under any such agreement to any of our named executive officers in the event we experience any change in the control of the Company or upon their severance from, or other termination of, their employment with us.

The Company does not maintain any defined benefit plan, actuarial benefit plan, supplemental executive retirement plan or deferred compensation plan for our named executive officers or any of other employees. Moreover, we have no plan, agreement or other arrangement with any of our named executive officers relating to the payments of any amounts upon the retirement of such named executive officer from employment with us or any other separation from service with us.

Base Salary. The base salaries of our named executive officers have been historically reviewed and set annually by the Board of Directors as part of our performance review process as well as upon the promotion of an executive officer to a new position or another change in job responsibility. In establishing base salaries for our executive officers, our Board of Directors has relied on external market data obtained from outside sources, including the Independent Bankers Association of Texas and other banking industry trade groups. In addition to considering the information obtained from such sources, our Board of Directors has considered:

•	each named executive officer’s scope of responsibility;

•	each named executive officer’s years of experience;

•	the types and amount of the elements of compensation to be paid to each named executive officer;

•

our financial performance and performance with respect to other aspects of our operations, such as our growth, asset quality, profitability and other matters, including the status of our relationship with the banking regulatory agencies; and

•	each named executive officer’s individual performance and contributions to our performance, including leadership, team work and community service.

Cash Bonuses. We typically have paid a cash bonus to named executive officers. Annual incentive awards are intended to recognize and reward those named executive officers who contribute meaningfully to our performance for the year. Our Board of Directors has, within its sole discretion, determined whether such bonuses will be paid for any year and the amount of any bonus paid. The Board of Directors has not relied on any pre-established formula or specific performance measures to determine the amount of the bonuses paid, but our Board of Directors does review external market data from outside sources in setting the amount of bonuses. In determining whether to pay cash bonuses to any named executive officer for any year and the amount of any cash bonus to be paid, our Board of Directors has considered such factors, as:

•	the personal performance of the executive officer and contributions to our performance for the year, including leadership, team work and community service; and

•	our financial performance, including, our growth, asset quality and profitability.

Benefits and Perquisites. The named executive officers are eligible to participate in the same benefit plans designed for all of our full-time employees, including health, dental, vision, disability and basic group life insurance coverage. We also provide our employees, including our named executive officers, with a 401(k) plan to assist our employees, including our named executive officers, in planning for retirement and securing appropriate levels of income during retirement. The purpose of our employee benefit plans is to help us attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by our competitors. Except as described below, none of the perquisites or benefits paid or provided to any of our named executive officers exceeded $25,000 in amount for 2011 or 2010.

Independent Bank Group 401(k) Profit Sharing Plan. The Independent Bank Group 401(k) Profit Sharing Plan, or the 401(k) Plan, is designed to provide retirement benefits to all eligible full-time and part-time employees. The 401(k) Plan provides employees the opportunity to save for retirement on a tax-favored basis. Our named executive officers, all of whom were eligible to participate in the 401(K) Plan during 2011 and 2010, may elect to participate in the 401(k) Plan on the same basis as all other employees. Employees may defer from 1% to 100% of their compensation to the 401(k) Plan up to the applicable IRS limit. We match from 50% to 100% of an employee’s annual contribution to the 401(K) Plan, depending on the employee’s years of service with us, up to a total of 6% per annum of the employee’s eligible salary. We make our matching contributions in cash, and that contribution is invested according to the employee’s current investment allocation. We made contributions to the accounts of our named executive officers’ accounts in the 401(k) plan in 2011 and 2010 in varying amounts depending on the amounts of the contributions made by our named executive officers to their respective 401(k) Plan accounts.

Health and Welfare Benefits. Our named executive officers are eligible to participate in our standard health and welfare benefits program, which offers medical, dental, vision, life, accident, and disability coverage to all of our eligible employees. We do not provide the named executive officers with any health and welfare benefits that are not generally available to our other employees.

Restricted Stock-related Payments. Under our 2005 Stock Grant Plan’s terms, we have agreed to pay to the holders of restricted stock issued under that plan an amount equal to 25% of the then fair market value of any shares vesting within 30 days after those shares vest. We pay that amount to provide the holder of vested shares a source of funds to pay the federal income taxes due with respect to compensation income received upon the vesting of the shares. In 2010, our named executives officers received such payments in excess of $25,000 and the aggregate amount of such payments was: Mr. David W. Brooks, $249,975; Ms. Jan C. Webb, $34,375; and Mr. Brian E. Hobart, $118,470. No such payments were made in 2011.

Insurance Premiums. The Bank maintains bank-owned life insurance policies with respect to each of our named executive officers. Although the Bank is the named beneficiary of each of those policies, we have agreed with each of those named executive officers that if the officer dies while employed by the Bank, we will pay such named executive officer’s estate an amount equal to the amount of that officer’s salary for the year in which his or her death occurs out of the benefits the Bank receives under such policy.

Perquisites. We have provided certain of our named executive officers with a limited number of perquisites that we believe have been reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. Our Board of Directors has periodically reviewed the levels of perquisites and other personal benefits provided to named executive officers. Based on this periodic review, perquisites are awarded or adjusted on an individual basis. The perquisites received by our named executive officers in 2011 and 2010 included automobile allowances and country club memberships. The Company intends to discontinue awarding such perquisites to its named executive officers upon the consummation of the offering.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding outstanding unvested stock awards held by the named executive officers as of December 31, 2011. The then outstanding stock awards were shares of restricted stock subject to forfeiture provisions that expire on the fifth anniversary of the date of grant so long as the holder of the shares remains employed by our Company or the Bank on that date.

	Stock Awards as of December 31, 2011
Name	Number of Shares of Stock that have not Vested(1) (#)	Market Value of Shares of Stock that have not Vested(2)
David R. Brooks	16,897	$1,098,305
Jan C. Webb	3,750	243,750
Daniel W. Brooks	9,000	585,000
Brian E. Hobart	6,616	430,040

(1)	The following table shows the dates on which the shares of restricted stock shown in the table above vest, i.e., the date on which the forfeiture provisions expire as to the shares of restricted stock held by each of our named executive officers:

Name	Vesting Dates	Number of Shares to Vest
David R. Brooks	January 1, 2012	4,000
	March 1, 2013	897
	January 1, 2014	12,000

Jan C. Webb	January 1, 2012	750
	January 1, 2014	3,000

Daniel W. Brooks	January 1, 2012	3,000
	January 1, 2014	6,000

Brian E. Hobart	March 1, 2013	1,616
	January 1, 2014	5,000

(2)	The market values for the outstanding stock awards presented as of December 31, 2011 are based on a fair market value of our common stock of $65.00 per share as of December 31, 2011. Our common stock has not been traded in the open market and, therefore, no established market value of a share of common stock exists. Consequently, the per share market value used to calculated the values shown in this table is based on the price at which we sold shares of our common stock in 2011.

Director Compensation

The following table sets forth information regarding 2011 compensation for those of our directors during 2011 who will continue to be directors of our Company upon consummation of this offering and who were not named executive officers of our Company for 2011.

Name	Fees Earned or Paid in Cash	All Other Compensation	Total
M. Brian Aynesworth	$3,000	$9,600	$12,600
Torry Berntsen	3,000	9,000	12,000
Douglas A. Cifu	1,000	—	1,000
William E. Fair	3,000	11,000	14,000
Jack M. Radke	3,000	9,600	12,600

Director fees for 2011 were $500 per meeting attended and have remained unchanged in 2012. The amounts in “All Other Compensation” shown in the foregoing table are the fees paid to those directors in their capacities as directors of the Bank. Our directors who were also our named executed officers do not receive fees or other compensation for their service as directors of our Company.

We intend to modify our director compensation program upon the consummation of this offering and under that modified program our nonmanagement directors will receive an annual cash retainer of $30,000 and an annual award of shares of restricted stock with a market value of $10,000 for their service as a director. In addition, the chairman of the Audit Committee of our Board of Directors will receive an additional annual cash retainer of $10,000 and the chairmen of our Compensation Committee, our Governance and Nominating Committee and our Strategic Planning Committee will receive an additional annual cash retainer of $5,000 for their service in those roles. We will reimburse our directors for the reasonable out-of-pocket expenses they incur in connection with their service as directors, including travel costs to attend Board of Directors and Board of Directors committee meetings. We will continue not to pay directors’ fees to our executive officers who serve as directors of our Company.

Chief Executive Officer Compensation

The compensation that we paid Mr. David R. Brooks, our Chairman and Chief Executive Officer, during 2011 and 2010 and in the years prior thereto was determined by our Board of Directors to reflect the view of our Board of Directors of Mr. Brooks’ continuing contribution to the success of our operations. That compensation, including Mr. Brooks’ salary for 2012, which has not materially changed from his salary in 2011, and his anticipated cash bonus and equity awards for 2012, are intended to compensate Mr. Brooks for his successful leadership of the Company and the Bank and management of their operations, as reflected by our growth in assets, deposits, and net income, the expansion of our markets, the successful completion of four acquisitions in an approximately 26-month span, and the maintenance of our strong asset quality and credit culture. Mr. Brooks’ current compensation program, which was designed with input from our majority shareholder, is intended to provide Mr. Brooks with current and long-term compensation that, in the context of a privately held company, appropriately rewards Mr. Brooks for his contributions to the Company’s overall success.

We anticipate that, if the offering contemplated by this prospectus is consummated, Mr. Brook’s compensation program will be reviewed and, if necessary, modified to bring Mr. Brooks’ total direct compensation into alignment with the compensation of chief executive officers of comparable publicly held bank holding companies. Although the Board of Directors will continue to determine Mr. Brooks’ compensation based on its determination of what will be in the best interest of the Company and its shareholders, we expect that, in conjunction with the consummation of this offering, our Board of Directors will realign the components of Mr. Brooks’ compensation program to make the long-term equity incentive compensation he receives a greater proportion of his total direct compensation and reduce the proportion that Mr. Brooks’ base salary and cash bonus compensation constitutes of his total direct compensation.

We anticipate that, in the future, we will alter our compensation program for our other senior executive officers to be based on a structure similar to the structure of our Chief Executive Officer’s compensation program. We expect to adopt executive compensation programs that will implement an executive compensation philosophy that will help us achieve a balance of the program’s incentives with protections against structural risks to be built into that program, which balance will help ensure that our short-term performance is not achieved at the expense of long-term performance and growth in shareholder value. We believe that such a program will allow us to both fairly compensate the members of our management and give them the necessary incentives to create greater shareholder value.

Equity Incentive Plans

In connection with the consummation of this offering, we will adopt a new Equity Incentive Plan, or the 2013 Equity Incentive Plan, under which we may make annual and other equity-based awards to encourage and motivate selected key employees and our directors to contribute to the successful performance of the Company and to the growth in the value of our common stock and to help us attract, retain and reward key employees, directors and other service providers. Pursuant to the 2013 Equity Incentive Plan, the Compensation Committee may grant awards to eligible persons in the form of restricted stock, restricted stock rights, restricted stock units, qualified and nonqualified stock options, performance-based share awards, and other equity-based awards. Although we currently anticipate that in the foreseeable future we will grant only awards of restricted stock, the

2013 Equity Incentive Plan will allow us flexibility with respect to the type of equity incentive compensation we provide to our management over the next five years. Up to 250,000 shares of common stock will be available and reserved for issuance under the 2013 Equity Incentive Plan, which is anticipated to be approximately 7.0% of the outstanding shares of our common stock immediately following the consummation of this offering if the underwriters do not exercise their underwriters’ options in connection with this offering. Awards granted under the Equity Incentive Plan will vest and, to the extent applicable, become exercisable on the terms set forth in the Equity Incentive Plan and the award agreements notifying award recipients of awards made under the 2013 Equity Incentive Plan will contain such other terms and conditions as determined by the Compensation Committee and as are consistent with the 2013 Equity Incentive Plan’s provisions. The 2013 Equity Incentive Plan enables the Compensation Committee to grant share-based awards containing terms that require us to meet specific performance criteria before the shares covered by the awards will vest or will be issued to, and vest in, the award recipient. In addition, the 2013 Equity Incentive Plan allows for acceleration of vesting and exercise of grants if a plan participant is terminated without cause or in the event of the participant’s death or disability or upon a change in control of our Company. If an award recipient’s employment is terminated for cause, all unvested awards held by that award recipient will expire at the date of termination unless agreed otherwise by the Compensation Committee at its sole discretion.

We expect to issue an aggregate of 35,100 shares of restricted stock pursuant to the 2013 Equity Incentive Plan in connection with the consummation of this offering to our named executive officers, other executive officers, directors who will continue after this offering and proposed directors in the following amounts.

Name	Number of Restricted Shares to be Issued
David R. Brooks	8,000
Torry Berntsen	5,000
Daniel W. Brooks	4,000
Brian E. Hobart	3,500
Michelle S. Hickox	2,500
Jan C. Webb	1,500
M. Bryan Aynesworth	300
Douglas A. Cifu	300
William E. Fair	300
Craig E. Holmes	300
Jack M. Radke	300
G. Stacy Smith	300
Michael T. Viola	300
Senior officers of the Bank not listed above (10 persons)	8,500

Restricted shares granted in connection with the consummation of this offering will vest in five equal annual installments over the five years following the date of grant so long as the holder of the restricted shares continues to be employed by or provide services as a director to our Company or the Bank. We expect that the terms of all other restricted shares granted under this Equity Incentive Plan will provide for those restricted shares to vest in three annual installments over the three years following their date of grant so long the holder of the restricted shares remains an employee or provide services as a director to our Company or the Bank. The holders of the restricted shares will be entitled to vote those shares and to receive the same dividends on those shares as do all other shareholders, unless the restricted shares are earlier forfeited. However, the holders of unvested restricted shares will not be permitted to transfer or sell the restricted shares or any interest therein prior to the vesting of those restricted shares. If a holder of unvested shares of restricted stock terminates his or her employment with or no longer provides services as a director to the Company or the Bank, or his or her employment is terminated with cause, prior to the vesting date with respect to those shares, all such unvested shares will be forfeited. The restricted shares to be issued are expected to vest immediately upon a change in control of the Company or the death, disability or termination without cause of the holder of the shares.

Earlier this year, we adopted the 2012 Stock Grant Plan under which restricted stock rights relating to up to 30,166 shares of our common stock could be issued to employees of the Company and the Bank. We had issued restricted stock rights covering a total of 18,300 shares through November 30, 2012. Upon the consummation of this offering and the adoption of the 2013 Equity Incentive Plan, no additional restricted stock rights or other equity awards may be granted under this plan although this plan will remain in effect after the 2013 Equity Incentive Plan is adopted to govern the restricted stock rights that are then remaining outstanding. The recipient of the restricted stock rights will forfeit those rights to us if the recipient ceases to be employed by the Company or the Bank at any time prior to the fifth anniversary of the grant of the restricted stock rights. A recipient not forfeiting such restricted stock rights will receive the number of shares of our common stock to which those rights relate if he or she remains employed by us or the Bank on that anniversary date. The recipient may not vote those shares, receive any dividends or other distributions with respect to shares issuable upon the vesting of the rights or transfer or sell those rights or any interest therein. However, we pay cash bonuses to the holders of these awards equal to the amount of the dividends they would have received had they been vested in the awards and been issued shares of our common stock in settlement of the awards. If the award recipient terminates his or her employment with the Company or the Bank, or his or her employment is terminated with cause, prior to the vesting date with respect to those rights, all such unvested rights will be immediately forfeited. The restricted stock rights will vest immediately upon a change in control of the Company or the death, disability or termination without cause of the holder of the rights. The consummation of this offering will not result in a change in control. Under our 2012 Stock Grant Plan’s terms, we have agreed to pay to the award recipients an amount equal to 25% of the then fair market value of the shares issued to them upon the vesting of the restricted stock rights within 30 days after those rights vest. We pay that amount to provide the holder of the vested shares with funds to pay the federal income taxes due with respect to compensation income received upon the receipt of the shares.

We adopted a Stock Grant Plan in 2005 under which we issued a total of 100,444 restricted shares of our common stock to employees of the Company and the Bank. No additional shares of our restricted stock or other equity awards may be granted under this plan, although this plan will remain in effect to govern any shares of restricted stock that remains outstanding. The shares we granted under this plan were or are subject to forfeiture to us if the holder was or is not employed by the Company or the Bank on the fifth anniversary of the grant of the shares to the holder. A total of 46,890 of the restricted shares granted continue to be subject to forfeiture pursuant to such vesting condition, while a total of 1,050 shares of restricted stock issued under this plan had been forfeited as of September 30, 2012. The holders of the shares that are subject to forfeiture may vote those shares and receive the same dividends on those shares as do all other shareholders. However, the holder may not transfer or sell those shares prior to satisfaction of the vesting condition. If a holder of unvested shares of restricted stock terminates his or her employment with the Company or the Bank, or his or her employment is terminated with cause, prior to the vesting date with respect to those shares, all such unvested shares will be forfeited. The restricted shares will vest immediately upon a change in control of the Company or the death, disability or termination without cause of the holder of the shares. The consummation of this offering will not result in such a change in control.

Noncompetition Agreements

In connection with the issuance of the shares of restricted stock we intend to issue to our executive officers and certain senior officers of the Bank pursuant to the 2013 Equity Incentive Plan, we will require that each recipient of an award enter into an award agreement that will include noncompetition and nonsolicitation covenants. Each such agreement will provide that the award recipient will not compete with us for a specified period following the termination of his or her employment with our Company or the Bank. Competition for such purposes will be defined to include such person acting as an officer, director, manager or employee of, or a consultant to, any bank holding company, bank or other financial institution conducting banking operations in our market areas in the State of Texas. The periods for which such competition will be prohibited will be two years for David R. Brooks, one year for each of Torry Berntsen, Daniel W. Brooks, Michelle S. Hickox, Brian E. Hobart and Jan C. Webb and three months for those award recipients who are senior officers of the Bank. The various award recipients will also agree not to solicit other employees or customers of our Company or the Bank during the period for which they may not compete with us following the termination of their employment with our Company or the Bank.

Additional Information Regarding Executive Compensation

No Change of Control or Severance Payment Obligations. We do not have any agreement with, or obligations to, any of our named executive officers or other executive officers to make any payments, accelerate any equity awards or provide any other consideration to any such officer in connection with any change in control of our Company or the Bank or such an officer’s severance from employment with our Company or the Bank.

Compensation Committee of Our Board of Directors. Our Board of Directors does not currently have a Compensation Committee. Historically, the Bank’s Board of Directors has maintained a Compensation Committee that has overseen the compensation for the Bank’s senior officers. Upon completion of this offering, our Board of Directors will establish a Compensation Committee comprised solely of directors who are independent under SEC rules and the rules for the NASDAQ Global Market, including NASDAQ’s currently proposed rules relating to the independence of the members of Compensation Committees. See “MANAGEMENT – Board and Committee Matters – Compensation Committee” for a description of the Compensation Committee’s responsibilities.

Our Board of Directors will direct its Compensation Committee to review our executive officer Compensation program and determine if:

•	our executive officer compensation is appropriately linked to our short-term and long-term financial and other performance;

•

the interests of our executive officers are appropriately aligned with the interests of our shareholders or can be more appropriately aligned through greater equity ownership by our executive officers and by having a greater proportion of executive officer compensation tied to our financial and other performance; and

•

the base salaries and incentive compensation opportunities provided to our executive officers are competitive with those packages offered by other similarly situated and similarly performing financial institutions.

Our Board of Directors will also instruct its Compensation Committee to address such other matters relating to our executive compensation program as they deem appropriate.

In accordance with its charter, the Compensation Committee of our Board of Directors will have the responsibility and authority of establishing the philosophy that will underlie our executive compensation program, for establishing and implementing that program and for reviewing and setting the compensation of each of our named executive officers and other executive officers. Our Board of Directors will direct the Compensation Committee, in accordance with its charter, to ensure that our executive compensation program is designed and executed in a manner necessary to reflect our executive compensation philosophy, to achieve our goals and objectives and is consistent with regulatory requirements.

Compensation Policies and Practices and Our Risk Management

We believe that no risks arise from our compensation policies and practices for our executive officers and other employees that are reasonably likely to have a material adverse effect on our operations, results of operations or financial condition.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Transaction Review Policy

We have adopted a formal written policy concerning related party transactions. A related party transaction is a transaction, arrangement or relationship or a series of similar transactions, arrangements or relationships in which we or one of our consolidated subsidiaries participates (whether or not we or the subsidiary is a direct party to the transaction), and in which a director, executive officer or employee of our Company or one of our consolidated subsidiaries or any of his or her immediate family members or any entity that any of them controls or in which any of them has a substantial beneficial ownership interest has a direct or indirect material interest; or in which any person who is the beneficial owner of more than 5% of our voting securities or a member of the immediate family of such person has a direct or indirect material interest. Upon completion of this offering, a copy of our policy may be found on our website at www.independent-bank.com.

Our policy requires our Audit Committee to ensure that we maintain an ongoing review process for all related party transactions for potential conflicts of interest and requires that our Audit Committee pre-approve any such transactions or, if for any reason pre-approval is not obtained, to review, ratify and approve or cause the termination of such transactions. Our Audit Committee evaluates each related party transaction for the purpose of recommending to the disinterested members of our board whether the transaction is fair, reasonable and permitted to occur under our policy, and should be pre-approved or ratified and approved by our board. Relevant factors considered relating to any approval or ratification include the benefits of the transaction to us, the terms of the transaction and whether the transaction will be or was on an arm’s-length basis and in the ordinary course of our business, the direct or indirect nature of the related party’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. At least quarterly, management will provide our Audit Committee with information pertaining to related party transactions. Related party transactions entered into, but not approved or ratified as required by our policy concerning related party transactions, will be subject to termination by us or the relevant subsidiary, if so directed by our Audit Committee or our board, taking into account factors as deemed appropriate and relevant. Lending and other banking transactions in the ordinary course of business and consistent with the insider loan provisions of Regulation O of the Federal Reserve are not treated as related party transactions under this policy and, instead, these transactions are monitored and approved, if necessary, by the Bank’s board. In addition, any transaction in which the rates or charges are determined by competitive bids are not subject to approval under the policy.

Our directors, officers, beneficial owners of more than 5% of our voting securities and their associates were customers of and had transactions with us in the past, and additional transactions with these persons are expected to take place in the future. All outstanding loans and commitments to loan with these persons were made in the ordinary course of business, were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Company or the Bank and did not involve more than the normal risk of collectability or present other unfavorable features. All such loans are approved by the Bank’s board of directors in accordance with the bank regulatory requirements. Similarly, all certificates of deposit and depository relationships with these persons were made in the ordinary course of business and involved substantially the same terms, including interest rates, as those prevailing at the time for comparable depository relationships with persons not related to the Company or the Bank.

Related Person Transactions

The following is a description of transactions during and after December 2008 in which we have participated and in which one or more of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.

Issuance of Warrants

The Company restructured its credit facility with TIB – The Independent Bankers Bank, or TIB, in December 2008. At that time, the Company reallocated its credit facility among senior secured debt and subordinated debt. To complete this restructure, certain shareholders of the Company agreed to purchase $4.5 million in subordinated debt held by TIB in certain circumstances. The Company issued warrants to purchase shares of our common stock to these shareholders to compensate them for undertaking this credit enhancement risk.

The Company issued the warrants to purchase a total of 47,045 shares in December 2008, all of which are currently outstanding and currently exercisable. The exercise price is $55.00 per share. The warrants must be exercised by December 23, 2018, and are not assignable. When, if and to the extent the warrants are exercised, the Company will receive additional capital and the number of outstanding shares of our common stock will increase. The following table lists the warrants issued to certain of our directors, executive officers and beneficial holders of 5% of our voting securities and their respective affiliates:

Shareholder/Directors/Executive Officers	Warrants
Vincent J. Viola	29,091
David R. Brooks	7,272

Issuance of Subordinated Debentures

Since January 2009, we have conducted four separate private placements of our 7% fixed rate subordinated debentures to raise capital to support our growth and expansion efforts. The material terms of each series of debentures are the same and are as follows:

•	Interest accruing at the rate of 7% per annum, payable quarterly;

•	Principal payments due on the third anniversary of issuance of debentures of the series and then semi-annually over the remaining four years until maturity;

•	Prepayable at our option and without any prepayment penalty or premium after the third anniversary of issuance of debentures of the series;

•	Maturing on the last day of the seventh year of the term of the series of debenture;

•	Subordinated in right of payment to all existing and future senior debt; and

•	Unsecured with no sinking fund requirement.

The following table lists the aggregate principal amount of debentures purchased by certain of our directors, executive officers, and beneficial holders of more than 5% of our voting securities, and their respective affiliates and the amount of interest paid from January 1, 2011, through September 30, 2012. No payments of principal have been made with respect to any such debentures.

Name	Aggregate Principal Amount Purchased		Interest Paid
M. Brian Aynesworth	$350,000	(1)	$30,479
Torry Berntsen	185,000	(2)	15,648

(1)	Includes $100,000 held by Mr. Aynesworth’s SEP account.

(2)	Includes $155,000 owned jointly with Mr. Berntsen’s spouse and $30,000 owned jointly with Mr. Berntsen’s mother.

Other Transactions

IBG Adriatica. In December 2011, IBG Adriatica sold approximately 16,000 square feet of undeveloped real property and an associated interest in the common areas of the Adriatica Development to Himalayan Ventures, L.P. Himalayan Ventures is an investment partnership comprised of principals of the Company, including Vincent Viola, David R. Brooks, Torry Berntsen, Douglas A. Cifu and Daniel W. Brooks. Himalayan Ventures paid a purchase price of $1,500,000, which equaled the appraised value of the property. An independent committee of the board of directors of the Company approved the terms of the sale prior to IBG Adriatica entering the contract for sale. IBG Adriatica plans to sell an additional five acres to Himalayan Ventures and has sold, for $200,000, an option to Himalayan Ventures to acquire an additional 32,000 square feet of real property in development for a purchase price of $1,700,000. Banking regulations require that all such transactions be based on the appraised value of the property.

IBG Adriatica has also entered into a contract to sell to Himalayan Ventures approximately five acres of undeveloped land in the Adriatica development and related parking spaces in the parking garage for an aggregate purchase price of approximately $3.5 million. This contract is subject to standard closing conditions, such as a title review. We currently anticipate that this sale will be completed in December 2012. If completed, we plan to use the proceeds after the payment of expenses, to reduce the principal balance of the IBG Adriatica indebtedness. We believe that the foregoing transactions and proposed transaction with Himalayan Ventures are and will be consistent with terms that are at least as favorable to the Company as could have been arranged with unrelated third parties and are in compliance with applicable regulations established by bank regulatory agencies regarding related party transactions.

IBG Aircraft Acquisition, Inc., a subsidiary of the Bank, or IBG Aircraft, owns an airplane and leases the aircraft to the Bank. The Bank primarily uses the aircraft to facilitate the travel of Bank employees to and from the Bank’s thirty locations across North Texas and Central Texas. The Bank has an arrangement with Noel-Levitz, Inc. regarding the use of the airplane. Noel-Levitz is a higher education consulting firm headquartered in Colorado that is controlled by Vincent Viola and David R. Brooks, our majority shareholder and our Chairman of the Board and Chief Executive Officer, respectively. As part of the arrangement between the Bank and Noel-Levitz, David R. Brooks uses the airplane for corporate travel related to the business of Noel-Levitz. Noel-Levitz reimburses the Bank for the costs of operation of the airplane (computed on an hourly basis and includes fuel, maintenance reserves and other operating costs) as established by the Bank’s aviation committee, a committee of the Bank’s board of directors comprised of David R. Brooks, Torry Berntsen, William E. Fair and David Wood. We believe the terms of this arrangement are at least as favorable to the Bank as could have been arranged with an unrelated third party and is in compliance with third party regulations established by bank regulatory agencies.

The Bank leases its Woodway Branch in Waco from Waco Fairbank Realty, Ltd., of which William E. Fair, one of our directors, is a limited partner. The Bank pays rent of $26.43 per square foot for this 4,787 square foot facility, or $126,497 annually. Banking regulations require that the terms of this lease arrangement be comparable to similar lease terms in the market. We believe that this arrangement is at least as favorable to the Bank as could have been arranged with unrelated third parties and is in compliance with third party regulations established by bank regulatory agencies.

Shareholder Agreements. We are party to an amended and restated shareholder agreement, dated as of December 31, 2008, as amended, with our existing shareholders. Under this agreement, our shareholders are subject to restrictions relating to their transfer of shares of our common stock. This agreement also requires us to make distributions to our shareholders to enable them to pay their tax obligations resulting from our S-corporation status. The shareholder agreement will terminate prior to consummation of this offering.

Tax Indemnification Agreements. Prior to or upon the completion of this offering, we will enter into certain tax indemnification agreements with each of our existing shareholders. Pursuant to these agreements, we will agree that upon filing any tax return (amended or otherwise), or in the event of any restatement of our taxable income, in each case for any period during which we were an S-corporation, we will make a payment to each shareholder on a pro rata basis in an amount sufficient so that the shareholder with the highest incremental estimated tax liability (calculated as if the shareholder would be taxable on its allocable share of our taxable income at the highest applicable federal, state and local tax rates and taking into account all amounts we previously distributed in respect of taxes for the relevant period) receives a payment equal to its incremental tax liability. We will also agree to indemnify the shareholders for any interest, penalties, losses, costs or expenses (including reasonable attorneys’ fees) arising out of any claim under the agreements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock as of November 30, 2012, by:

•	each person who is known by us to own beneficially more than 5% of our common stock;

•	each member of our proposed Board of Directors;

•	each of our named executive officers; and

•	all of our directors whose service will continue after the offering, proposed directors and named executive officers as a group (13 persons).

We have determined beneficial ownership in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within sixty days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own.

The applicable percentage ownership is based on shares of our common stock outstanding as of November 30, 2012, plus, on an individual basis, the right of that person to obtain common stock upon exercise of warrants to purchase shares of our common stock held by such person. Pursuant to the SEC’s rules, we did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.

For purposes of the table below, we have assumed that 2,584,282 shares of our common stock, other than the shares of our common stock to be issued in this offering, will be outstanding upon completion of this offering. Except as otherwise indicated, the address for each beneficial owner in the table below is c/o Independent Bank Group, Inc., 1600 Redbud Blvd., Suite 400, McKinney, Texas 75069.

Name				Shares Beneficially Owned After Offering
	Shares Beneficially Owned as of November 30, 2012			Number of Shares(1)	Percentage, assuming no exercise of underwriters’ option to purchase additional shares(2)	Percentage, assuming full exercise of underwriters’ option to purchase additional shares(2)
	Number of Shares(1)		Percentage(2)
Executive Officers and Directors:
David R. Brooks	326,805	(3)	12.6%
Torry Berntsen	6,750		*
Daniel W. Brooks	64,105	(4)	2.5
Brian E. Hobart	61,800	(5)	2.4
Michelle S. Hickox	0		*
Jan C. Webb	14,500	(6)	*
M. Brian Aynesworth	120,988	(7)	4.7
Douglas A. Cifu	38,555	(8)	1.5
William E. Fair	53,944	(9)	2.1
Craig E. Holmes	0		*
Jack M. Radke	34,767	(10)	1.3
G. Stacy Smith	5,553		*
Michael T. Viola	0		*
All executive officers and directors as a group(13)	727,767		28.2
5% Security Holders:
Vincent J. Viola	1,477,251	(11)	57.0%

*	Represents less than 1%.
(1)	Beneficial ownership does not include: (i) any shares of common stock that may be purchased in this offering by the person listed; or (ii) with respect to officers’ restricted shares rights granted pursuant to our 2012 Stock Grant Plan which have not vested.
(2)	Ownership percentages reflect the rights ownership percentage assuming that such person, but no other person, exercises all warrants to acquire shares of our common stock held by such person that are currently exercisable. The ownership percentage of all executive officers and directors, as a group, assumes that all 13 persons, but no other persons, exercise all warrants to acquire shares of our common stock held by such persons that are currently exercisable.
(3)	Includes warrants to purchase 7,272 shares and 300,653 shares pledged as security for bank loans.
(4)	Includes warrants to purchase 1,455 shares and 31,000 shares pledged as security for bank loans.
(5)	Includes warrants to purchase 1,318 shares and 23,342 shares pledged as security for bank loans.
(6)	Includes warrants to purchase 409 shares and 4,000 shares pledged as security for bank loans.
(7)	Includes warrants to purchase 1,818 shares.
(8)	Includes 9,010 shares owned of record by Mr. Cifu and 29,545 shares to be beneficially owned indirectly by Mr. Cifu through his proposed ownership interest in VV-IB, LLC. It is anticipated that, at the time of the offering, VV-IB, LLC will be formed to own the 1,477,251 shares of our common stock currently owned by Vincent Viola individually. VV-IB, LLC would be beneficially owned by Mr. Cifu (2%) and Vincent J. Viola (98%). Mr. Viola would be the sole managing member of VV-IB, LLC and would have sole dispositive and voting power with respect to the shares of common stock of the Company to be owned by VV-IB, LLC. Mr. Cifu intends to disclaim beneficial ownership of the shares to be held by VV-IB, LLC.
(9)	Includes warrants to purchase 1,818 shares and 17,143 shares pledged as security for bank loans.
(10)	Includes warrants to purchase 546 shares and 33,319 shares pledged as security for bank loans.
(11)	It is anticipated that, at the time of the Offering, all of Mr. Viola’s shares would be owned by VV-IB, LLC. Mr. Viola would be the sole managing member of VV-IB, LLC and would have full voting and dispositional control over all of these shares. Includes warrants to purchase 29,091 shares.

There are no arrangements currently known to us, the operation of which may at a subsequent date result in a change of control of the Company.

Shareholder Agreements

All of our shareholders are subject to a drag along and tag along rights agreement dated effective October 20, 2010, which imposes certain rights and obligations in the event that the holders of more than 50% of our common stock elect to sell their shares. The Company is not a party to this agreement. This rights agreement will terminate prior to consummation of this offering.

Vincent Viola, our majority shareholder, and David Brooks, our Chairman and CEO, have entered into a stock disposition agreement dated December 1, 2004, which imposes certain rights and obligations in the event that either of Messrs. Viola or Brooks decides to sell his shares of our common stock or in the event either of them die, become divorced or become subject to bankruptcy proceedings. The Company is not a party to this agreement. This stock disposition agreement will terminate prior to consummation of this offering.

DESCRIPTION OF OUR CAPITAL STOCK

General

The following discussion summarizes some of the important rights of our shareholders upon completion of the offering. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding our common stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the Texas Business Organizations Code and our certificate of formation and bylaws.

We are incorporated in the State of Texas. The rights of our shareholders are generally covered by Texas law and our certificate of formation and bylaws (each as amended and restated and in effect as of the completion of the offering). The terms of our capital stock are therefore subject to Texas law, including the Texas Business Organizations Code, and the common and constitutional law of Texas. Our certificate of formation and bylaws will be filed with the SEC as Exhibit 3.1 and Exhibit 3.2 to the registration statement on Form S-1 of which this prospectus is a part, and we encourage you to read those documents.

Upon completion of the offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of December 15, 2012, we had 2,584,282 outstanding shares of our common stock and no shares of our preferred stock were outstanding. All of our shares outstanding at that date were fully paid and nonassessable. As of December 15, 2012, we had 148 holders of record of common stock and less than 100 shareholders when combined by family in accordance with S corporation rules.

Our Common Stock

Voting Rights. Subject to any special voting rights that may be given to any series of preferred stock that we may issue in the future, holders of our common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. No shareholder has the right of cumulative voting with respect to the election of directors.

With respect to any matter other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by Texas law or our certificate of formation, the act of the shareholders will be the affirmative vote of the holders of a majority of the shares entitled to vote on, and voted for or against, the matter at a meeting of shareholders at which a quorum is present. For purposes of such a vote, however, all abstentions and broker nonvotes are not counted as voted either for or against such matter.

In elections of directors in which the number of nominees for election as director does not exceed the number of directors to be elected (generally referred to as an “uncontested election”), the directors will be elected by a majority of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present. If the number of nominees for election exceeds the number of directors to be elected at a meeting of shareholders (generally referred to as an “contested election”), directors will be elected by a plurality of the votes cast. For purposes of determining whether a director is elected in an uncontested election, a majority of the votes cast means that the number of votes cast for a director must exceed the number of votes cast against that director, and abstentions and broker nonvotes shall not be counted as votes cast either for or against any nominee for director. For purposes of determining whether a director is elected in a contested election, the nominees equal in number to the number of directors to be elected who receive the highest number of votes among all nominees will be elected as directors.

Dividend Rights. Holders of our common stock are entitled to dividends when, as and if declared by our board of directors out of funds legally available therefor. See “Dividend Policy” above.

Liquidation Rights. In the event of our liquidation, the holders of our common stock will be entitled to share ratably in any assets remaining after payment of all debts and other liabilities.

Other. Our common stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision.

Preferred Stock

Upon authorization of our board of directors, we may issue shares of one or more series of our preferred stock from time to time. Our board of directors may, without any action by holders of common stock or, except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, holders of preferred stock adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. Our board of directors has not designated or established any series of preferred stock. The rights of any series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.

Any of these actions could discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.

Business Combinations under Texas Law

A number of provisions of Texas law, our certificate of formation and bylaws could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with our board of directors.

We are subject to the provisions of Title 2, Chapter 21, Subchapter M of the Texas Business Organizations Code, or the Texas Business Combination Law, which provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder.” For purposes of this law, an “affiliated shareholder” is generally defined as the holder of 20% or more of the corporation’s voting shares, for a period of three years from the date that person became an affiliated shareholder. The law’s prohibitions do not apply if:

•

the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

•

the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

We expect to have more than 100 shareholders upon completion of the offering contemplated by this prospectus. At such time as we have more than 100 shareholders, we will then be considered an “issuing public corporation” for purposes of this law. The Texas Business Combination Law does not apply to the following:

•

the business combination of an issuing public corporation: where the corporation’s original certificate of formation or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law; or that adopts an amendment to its certificate of formation or bylaws, by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

•

a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder and would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

•

a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and

•

a business combination of a corporation with its wholly owned Texas subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

Neither our certificate of formation nor our bylaws contain any provision expressly providing that we will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a nonnegotiated merger or other business combination involving our company, even if that event would be beneficial to our shareholders.

Mr. Vincent Viola, our majority shareholder, will be an affiliated shareholder of the Company following the consummation of the offering contemplated by this prospectus.

Action by Consent

Under Texas law, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders without the unanimous written consent of all shareholders entitled to vote on the action unless the certificate of formation specifically allows action to be taken by a written consent of the shareholders holding the minimum number of shares necessary to take the action that is subject to that consent at a meeting of shareholders, even though such consent is not signed by all of the corporation’s shareholders. Our proposed certificate of formation prohibits shareholder action by written consent.

Certain Proposed Certificate of Formation and Bylaw Provisions

It is intended that our certificate of formation and bylaws would contain certain provisions that could discourage potential takeover attempts and make it more difficult for our shareholders to change management or receive a premium for their shares. These provisions include:

•	authorization for our board of directors to issue shares of one or more series of preferred stock without shareholder approval;

•	the establishment of a classified board of directors, with directors of each class serving a three-year term;

•	a requirement that directors only be removed from office for cause and only upon a majority shareholder vote;

•	a provision that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	a prohibition of shareholder action by written consent, requiring all actions to be taken at a meeting of the shareholders;

•	the requirement that shareholders representing two-thirds of the outstanding shares of common stock approve all amendments to our certificate of formation and approve mergers and similar transactions;

•

the requirement that any shareholders that wish to bring business before our annual meeting of shareholders or nominate candidates for election as directors at our annual meeting of shareholders must provide timely notice of their intent in writing;

•	the prohibition of cumulative voting in the election of directors; and

•	a limitation on the ability of shareholders to call special meetings to those shareholders or groups of shareholders owning at least 20% of our outstanding shares of common stock.

Limitation of Liability and Indemnification of Officers and Directors

It is intended that our certificate of formation would provide that our directors are not liable to the company or its shareholders for monetary damages for an act or omission in their capacity as a director. A director may, however, be found liable for:

•	any breach of the director’s duty of loyalty to the Company or its shareholders;

•	acts or omissions not in good faith that constitute a breach of the director’s duty to the Company;

•	acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director receives an improper benefit, whether or not the benefit resulted from an action taken with the scope of the director’s duties;

•	acts or omissions for which the liability of the director is expressly provided by an applicable statute; and

•	acts related to an unlawful stock repurchase or payment of a dividend.

It is intended that our certificate of formation would also provide that we will indemnify our directors, and may indemnify our officers, employees and agents, to the fullest extent permitted by applicable Texas law from any expenses, liabilities or other matters.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our executive officers and directors. Under these agreements, we would agree to indemnify any director or executive officer who acts on behalf of the Company and is made or threatened to be made a party to any action or proceeding for expenses, judgments, fines and amounts paid in settlement that are actually and reasonably incurred in connection with the action or proceeding. The indemnity provisions would apply whether the action was instituted by a third party or by us. Generally, the principal limitation on our obligation to indemnify the director or executive officer would be if it is determined by a court of law, not subject to further appeal, that indemnification is prohibited by applicable law or the provisions of the indemnification agreement.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is [insert name of stock transfer agent] at [insert stock transfer agent’s address].

Listing

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “IBTX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Sales of Restricted Securities

Upon the completion of this offering, we will have             shares of common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares), which includes the             million shares of common stock sold by us in this offering. For information regarding this effect of changes in the initial public offering price assumed in this prospectus on the total number of shares to be issued and outstanding after this offering, see footnote 1 under “PROSPECTUS SUMMARY – The Offering.”

Of the shares to be outstanding after the closing of this offering, the             shares sold in this offering will be freely tradable without restriction under the Securities Act, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. The remaining             shares of our common stock are “restricted” shares under Rule 144 and therefore generally may be sold in the public market only in compliance with Rule 144. In addition, all of these restricted securities will be subject to the lock-up agreements described below.

Rule 144

In general a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the ninety days preceding, a sale and (ii) we have been subject to the Exchange Act periodic reporting requirements for at least ninety days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the ninety days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately             shares immediately after this offering assuming underwriters do not exercise in full their option to purchase additional shares; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least ninety day before the sale. Such sales both by affiliates and by nonaffiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

We have entered into agreements with certain of our executive officers and employees that obligate us to issue restricted stock pursuant to our 2013 Equity Incentive Plan upon the consummation of our initial public offering in exchange for the provision of services. The agreement to issue these restricted shares was completed without registration under the Securities Act in reliance upon the exemption provided by Rule 701 promulgated thereunder. Subject to any lock-up and forfeiture restrictions described below and elsewhere in this prospectus, these shares will be eligible for sale ninety days after the effective date of the registration statement in reliance on Rule 144 without having to comply with the holding period requirement of Rule 144 and, in the case of nonaffiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Stock Issued Under Our 2013 Equity Incentive Plan

We intend to file a registration statement on Form S-8 under the Securities Act to register up to 250,000 shares of our common stock, which is equivalent to 9.90% of the number of shares of common stock outstanding immediately after the completion of this offering, issuable with respect to option awards, restricted stock awards or other types of awards to be granted, or otherwise, under our 2013 Equity Incentive Plan. Immediately after this offering, there will be 35,100 shares of restricted stock issued and outstanding under the 2013 Equity Incentive Plan. The registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to forfeiture restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below and elsewhere in this prospectus.

Lock-Up Arrangements

In connection with this offering, we, our directors and executive officers and certain of our shareholders have each agreed to enter into lock-up agreements that restrict the sale of our common stock for a period of 180 days after the date of this prospectus, subject to an extension in certain circumstances. Sandler O’Neill + Partners, L.P., in its sole discretion, may release any of the shares of our common stock subject to these lock-up agreements at any time without notice. See “UNDERWRITING.”

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten offering in which we and Sandler O’Neill + Partners, L.P., as representative of the underwriters for the offering, will enter into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, the underwriters named below have agreed, severally and not jointly, to purchase the respective number of shares of our common stock set forth opposite their respective names below:

Name	Numbers of Shares

Sandler O’Neill + Partners, L.P.
Evercore Group L.L.C.
Keefe, Bruyette & Woods, Inc.
Stifel, Nicolaus & Company, Incorporated

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and agreements have been performed;

•	there is no material adverse change in their determination in the financial markets or in our business; and

•	we deliver customary closing documents.

Subject to these conditions, the underwriters are committed to purchase and pay for all of the shares of our common stock offered by this prospectus, if any such shares are purchased. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until that option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of nondefaulting underwriters may be increased or the offering may be terminated.

Over-Allotment Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of             additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised.

Commissions and Expenses

The underwriters propose to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $            per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriters may change the offering price, concessions and other selling terms. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total without Over-Allotment Exercise	Total with Over-Allotment Exercise
Public offering price	$	$	$
Underwriting discounts and commissions
Proceeds to us (before expenses)

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions and those expenses payable by the underwriters, will be approximately $            . These expenses are payable by us.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	our earning prospects;

•	our book value;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of and the demand for publicly traded stock of comparable companies.

Indemnification

We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Lock-Up Agreement

We, our directors and executive officers and certain of our shareholders have entered into lock-up agreements with the underwriters. Under these agreements, for a period of 180 days after the date of the underwriting agreement, we and each of these persons may not, without the prior written approval of the underwriters, subject to limited exceptions:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, with respect to any of the foregoing, or

•

enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

The 180-day restricted period described in the preceding paragraph will be extended if:

•

during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 17-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Directed Share Program

The underwriters have reserved for sale at the initial public offering price up to     % of the common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing our common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Any shares sold in the directed share program to directors and executive officers will be subject to the 180-day lock-up agreements described above.

Listing on the NASDAQ Global Market

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “IBTX.”

Stabilization

In connection with this offering, the underwriters may, but are not obligated to, engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or mitigating a decline in the market price of the common stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by one or more of the underwriters, or by their affiliates.

Other than this prospectus in electronic format, information on such websites and any information contained in any other website maintained by the underwriters or any of their affiliates is not part of this prospectus or registration statement of which the prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacities as underwriters and should not be relied on by investors.

Our Relationship with the Underwriters

Certain of the underwriters and/or their affiliates have engaged, and may in the future engage, in commercial and investment banking transactions with us in the ordinary course of their business. They have received, and expect to receive, customary compensation and expense reimbursement for these commercial and investment banking transactions.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Andrews Kurth LLP, Dallas, Texas. Bracewell & Giuliani LLP, Houston, Texas, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Independent Bank Group, Inc. and subsidiaries as of December 31, 2011 and 2010 and for years then ended have been included herein in reliance upon the report of McGladrey LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits or schedules filed therewith. For further information about us and our common stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the registration statement.

Following the offering, we will become subject to the full informational requirements of the Exchange Act and will file periodic reports and other information with the SEC. We maintain an Internet site at www.independent-bank.com. Information on, or accessible through, our website is not part of this prospectus.

You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. This system can be accessed at www.sec.gov.

INDEPENDENT BANK GROUP, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm.	F-1
Consolidated Balance Sheets at September 30, 2012 (Unaudited) and December 31, 2011 and 2010	F-2
Consolidated Statements of Income for the nine months ended September 30, 2012 and 2011 (Unaudited) and years ended December 31, 2011 and 2010	F-3
Consolidated Statements of Comprehensive Income for the Nine Months Ended September 30, 2012 (Unaudited) and years ended December 31, 2011 and 2010	F-5
Consolidated Statements of Changes in Stockholders’ Equity for the nine months ended September 30, 2012 (Unaudited) and years ended December 31, 2011 and 2010	F-6
Consolidated Statements of Cash Flows for the nine months ended September 30, 2012 and 2011 (Unaudited) and years ended December 31, 2011 and 2010	F-7
Notes to Consolidated Financial Statements	F-9

***

All financial statement schedules have been omitted as the required information either is not applicable or is included in the financial statements or related notes.

The accompanying consolidated financial statements of Independent Bank Group, Inc. and Subsidiaries have not yet been adjusted to give effect to a proposed stock split as described in Note 24. On the effective date of the registration statement covering the shares of common stock to be sold in the public offering, we will issue the following report:

Report of Independent Registered Public Accounting Firm

The Board of Directors

Independent Bank Group, Inc. and Subsidiaries

McKinney, Texas

We have audited the accompanying consolidated balance sheets of Independent Bank Group, Inc. and Subsidiaries (Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Independent Bank Group, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Dallas, Texas

December 28, 2012, except for Note 24 as to which the date is

Independent Bank Group, Inc. and Subsidiaries

Consolidated Balance Sheets

September 30, 2012 (Unaudited) and December 31, 2011 and 2010

(Dollars In thousands)

	Pro Forma September 30, 2012	September 30, 2012	December 31,
			2011	2010
	(Unaudited)	(Unaudited)
Assets
Cash and due from banks	$17,067	$17,067	$32,579	$24,321
Federal Reserve Excess Balance Account (“EBA”)	25,730	25,730	24,075	62,025

Cash and cash equivalents	42,797	42,797	56,654	86,346
Certificates of deposit held in other banks	10,411	10,411	–	–
Securities available for sale (amortized cost of $95,577,$95,577, $91,829 and $51,745, respectively)	98,427	98,427	93,991	52,611
Loans held for sale	4,692	4,692	2,991	3,301
Loans, net of allowance for loan losses of $10,901, $10,901, $9,060 and $8,403, respectively	1,214,238	1,214,238	976,620	848,424
Premises and equipment, net	66,659	66,659	60,422	62,053
Other real estate owned	7,799	7,799	8,392	7,854
Adriatica real estate	15,836	15,836	16,065	–
Goodwill	23,935	23,935	11,222	11,222
Core deposit intangible, net	3,162	3,162	2,664	3,231
Federal Home Loan Bank (“FHLB”) of Dallas stock and other restricted stock	6,264	6,264	5,147	4,017
Bank-owned life insurance (“BOLI”)	10,842	10,842	10,597	10,266
Deferred tax asset	2,261	–	–	–
Other assets	11,008	11,008	9,612	8,891

Total assets	$1,518,331	$1,516,070	$1,254,377	$1,098,216

Liabilities and stockholders’ equity
Deposits:
Noninterest-bearing	$198,935	$198,935	$168,849	$133,307
Interest-bearing	1,013,675	1,013,675	861,635	794,236

Total deposits	1,212,610	1,212,610	1,030,484	927,543
FHLB advances	120,649	120,649	82,291	55,273
Notes payable	23,357	23,357	18,692	9,000
Other borrowings	12,439	12,439	10,992	8,051
Other borrowings, related parties	8,536	8,536	6,111	3,332
Junior subordinated debentures	14,538	14,538	14,538	14,538
Dividends payable	3,052	–	–	–
Other liabilities	6,209	6,209	5,272	4,435

Total liabilities	1,401,390	1,398,338	1,168,380	1,022,172
Commitments and contingencies
Stockholders’ equity:
Common stock (2,528,270, 2,528,270, 2,141,345 and 2,135,731 shares, respectively)	2,528	2,528	2,141	2,136
Additional paid-in capital	109,534	82,333	57,124	56,082
Retained earnings	2,261	30,253	24,594	16,984
Treasury stock, at cost (2,702, 2,702, 630 and 630 shares, respectively)	(232)	(232)	(24)	(24)
Accumulated other comprehensive income	2,850	2,850	2,162	866

Total stockholders’ equity	116,941	117,732	85,997	76,044

Total liabilities and stockholders’ equity	$1,518,331	$1,516,070	$1,254,377	$1,098,216

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Income

Nine Months Ended September 30, 2012 and 2011 (Unaudited)

and Years Ended December 31, 2011 and 2010

(Dollars in thousands, except per share information)

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)
Interest income:
Interest and fees on loans	$49,898	$42,442	$57,263	$49,614
Interest on taxable securities	1,002	1,364	1,767	1,903
Interest on nontaxable securities	604	322	522	147
Interest on federal funds sold and other	172	74	87	70

Total interest income	51,676	44,202	59,639	51,734

Interest expense:
Interest on deposits	6,371	7,671	9,912	10,779
Interest on FHLB advances	1,696	1,053	1,477	1,425
Interest on notes payable and other borrowings	1,466	1,006	1,489	981
Interest on junior subordinated debentures	381	357	480	484

Total interest expense	9,914	10,087	13,358	13,669

Net interest income	41,762	34,115	46,281	38,065
Provision for loan losses	2,255	1,650	1,650	4,043

Net interest income after provision for loan losses	39,507	32,465	44,631	34,022

Noninterest income:
Service charges on deposit accounts	2,473	2,533	3,383	2,841
Mortgage fee income	2,965	1,646	2,654	1,741
Bargain purchase gain on acquisitions of banks	–	–	–	6,692
Gain on sale of branch	51	–	–	–
(Loss) gain on sale of other real estate	(75)	735	918	136
(Loss) on sale of securities available for sale	(3)	–	–	–
(Loss) gain on sale of premises and equipment	(346)	21	21	1
Increase in cash surrender value of BOLI	245	246	330	303
Other	302	233	402	442

Total noninterest income	5,612	5,414	7,708	12,156

Noninterest expense:
Salaries and employee benefits	18,910	15,274	21,118	17,019
Occupancy	5,315	5,094	6,776	5,552
Data processing	851	601	850	708
FDIC assessment	624	1,050	1,238	1,042
Advertising and public relations	522	407	589	483
Communications	985	808	1,074	843
Net other real estate owned expenses (including taxes)	205	324	403	825
Net expenses from operations of IBG Adriatica	741	271	871	–
Impairment of other real estate	56	98	184	805
Amortization of core deposit intangibles	480	425	567	431
Professional fees	752	663	971	750

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Income,

Nine Months Ended September 30, 2012 and 2011 (Unaudited) (continued)

and Years Ended December 31, 2011 and 2010

(Dollars in thousands, except per share information)

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)
Acquisition expense, including legal	$811	$–	$–	$668
Other	3,579	2,996	3,998	3,936

Total noninterest expense	33,831	28,011	38,639	33,062

Net income	$11,288	$9,868	$13,700	$13,116

Basic earnings per share	$4.72	$4.62	$6.41	$6.25

Diluted earnings per share	$4.70	$4.62	$6.40	$6.25

Pro Forma:
Income tax expense	$3,635	$3,128	$4,343	$4,341

Net income	$7,653	$6,740	$9,357	$8,775

Basic earnings per share	$3.20	$3.15	$4.38	$4.18

Diluted earnings per share	$3.19	$3.15	$4.37	$4.18

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Nine Months Ended September 30, 2012 and 2011 (Unaudited)

and Years Ended December 31, 2011 and 2010

(Dollars in thousands)

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)
Other comprehensive income:
Net change in unrealized gains on available for sale securities	$685	$1,465	$1,296	$786
Reclassification adjustment for loss on sale of securities available for sale	3	–	–	–

Total other comprehensive income	688	1,465	1,296	786
Net income	11,288	9,868	13,700	13,116

Comprehensive income	$11,976	$11,333	$14,996	$13,902

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

Nine Months Ended September 30, 2012 (Unaudited)

and Years Ended December 31, 2011 and 2010

(Dollars in thousands, except for par value and per share information)

	Common Stock $1 Par Value 10,000,000 Shares Authorized		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total
	Shares	Amount
Balance, December 31, 2009	2,071,866	$2,072	$52,238	$8,112	$(23)	$80	$62,479
Net income	–	–	–	13,116	–	–	13,116
Unrealized gain on securities available for sale	–	–	–	–	–	786	786
Restricted stock granted	3,650	4	(4)	–	–	–	–
Stock issued for acquisition of bank	60,215	60	3,251	–	–	–	3,311
Stock awards amortized	–	–	597	–	–	–	597
Treasury stock purchased (30 shares)	–	–	–	–	(1)	–	(1)
Dividends ($2.03 per share)	–	–	–	(4,244)	–	–	(4,244)

Balance, December 31, 2010	2,135,731	2,136	56,082	16,984	(24)	866	76,044
Net income	–	–	–	13,700	–	–	13,700
Unrealized gain on securities available for sale	–	–	–	–	–	1,296	1,296
Stock warrants issued (47,045)	–	–	475	–	–	–	475
Restricted stock granted	5,614	5	(5)	–	–	–	–
Stock awards amortized	–	–	572	–	–	–	572
Dividends paid ($2.85 per share)	–	–	–	(6,090)	–	–	(6,090)

Balance, December 31, 2011	2,141,345	2,141	57,124	24,594	(24)	2,162	85,997
Net income	–	–	–	11,288	–	–	11,288
Unrealized gain on securities available for sale	–	–	–	–	–	688	688
Stock issued	386,925	387	24,763	–	–	–	25,150
Stock awards amortized	–	–	446	–	–	–	446
Treasury stock purchased (2,072 shares)	–	–	–	–	(208)	–	(208)
Dividends paid ($2.38 per share)	–	–	–	(5,629)	–	–	(5,629)

Balance, September 30, 2012 (unaudited)	2,528,270	$2,528	$82,333	$30,253	$(232)	$2,850	$117,732

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2012 and 2011 (Unaudited)

and Years Ended December 31, 2011 and 2010

(Dollars in thousands)

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)
Cash flows from operating activities:
Net income	$11,288	$9,868	$13,700	$13,116
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	2,571	2,499	3,302	2,868
Amortization of core deposit intangibles	480	425	567	431
Accretion of discounts on securities, net	(12)	(5)	(84)	(10)
Stock grants amortized	446	424	572	597
FHLB stock dividends	(13)	(9)	(12)	(15)
Loss on sale of securities available for sale	3	–	–	–
Net loss (gain) on sale of premises and equipment	346	(21)	(21)	(1)
Gain on sale of branch	(51)	–	–	–
Loss (gain) recognized on other real estate transactions	75	(735)	(918)	(136)
Impairment of other real estate	56	98	184	805
Bargain purchase gain on acquisitions of banks	–	–	–	(6,692)
Provision for loan losses	2,255	1,650	1,650	4,043
Increase in cash surrender value of life insurance	(245)	(246)	(330)	(303)
Loans originated for sale	(127,931)	(69,756)	(113,527)	(60,545)
Proceeds from sale of loans	126,230	71,030	113,837	57,391
Net change in other assets	(188)	232	(18)	924
Net change in other liabilities	732	353	891	(1,131)

Net cash provided by operating activities	16,042	15,807	19,793	11,342

Cash flows from investing activities:
Proceeds from maturities and paydowns of securities available for sale	43,308	38,745	207,863	187,276
Proceeds from sale of securities available for sale	2,078	–	–	–
Purchases of securities available for sale	(49,125)	(78,360)	(247,921)	(186,914)
Proceeds from calls, maturities and paydowns of securities held to maturity	–	–	–	3,017
Purchases of securities held to maturity	–	–	–	(1,984)
Proceeds from maturities of certificates held in banks	6,667	–	–	–
Net purchases (redemptions) of FHLB stock	(402)	(102)	(1,118)	622
Net loans originated	(124,072)	(98,465)	(134,893)	(75,999)
Additions to premises and equipment	(10,643)	(1,575)	(2,267)	(3,177)
Proceeds from sale of premises and equipment	3,244	617	617	192
Proceeds from sale of other real estate owned	2,053	3,228	5,727	10,628
Capitalized additions to other real estate	(476)	(470)	(524)	(118)
Premiums paid for bank owned life insurance	–	–	–	(4,000)
Cash paid for Adriatica note acquired	–	(4,062)	(4,062)	–
Cash received from acquired banks	19,993	–	–	37,819
Cash paid for acquisition of bank	(37,000)	–	–	(101)
Net cash transferred in branch sale	(18,550)	–	–	–

Net cash used in investing activities	(162,925)	(140,444)	(176,578)	(32,739)

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows,

Nine Months Ended September 30, 2012 and 2011 (Unaudited) (continued)

and Years Ended December 31, 2011 and 2010

(Dollars in thousands)

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)
Cash flows from financing activities:
Net increase in demand deposits, NOW and savings accounts	$101,624	$114,725	$141,440	$122,569
Net decrease in time deposits	(22,306)	(30,563)	(38,499)	(39,009)
Net (decrease) increase in FHLB advances	25,858	2,064	27,018	(27,589)
Repayments of other borrowings	(3,143)	(2,948)	(4,859)	(2,072)
Proceeds from other borrowings	11,680	8,083	8,083	–
Proceeds from sale of common stock	25,150	–	–	–
Treasury stock purchased	(208)	–	–	(1)
Dividends paid	(5,629)	(4,352)	(6,090)	(4,244)

Net cash provided by financing activities	133,026	87,009	127,093	49,654

Net (decrease) increase in cash and cash equivalents	(13,857)	(37,628)	(29,692)	28,257
Cash and cash equivalents at beginning of period	56,654	86,346	86,346	58,089

Cash and cash equivalents at end of period	$42,797	$48,718	$56,654	$86,346

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Independent Bank Group, Inc. (“IBG”) through its subsidiary, Independent Bank (“Bank”), provides a full range of banking services to individual and corporate customers in the North and Central Texas areas through its various branch locations in those areas. The Company is engaged in traditional community banking activities, which include commercial and retail lending, deposit gathering, investment and liquidity management activities. The Company’s primary deposit products are demand deposits, money market accounts and certificates of deposit, and its primary lending products are commercial business and real estate, real estate mortgage and consumer loans.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of IBG, its wholly-owned subsidiaries, the Bank and IBG Adriatica Holdings, Inc. (“Adriatica”) and the Bank’s wholly-owned subsidiaries, IBG Real Estate Holdings, Inc., IBG Aircraft Acquisition, Inc. and IBG Aviation Holdings, Inc. Adriatica was formed in 2011 to acquire a mixed use residential and retail real estate development in McKinney, Texas (see Note 21). IBG Aviation Holdings, Inc. was dissolved in 2012. All material intercompany transactions and balances have been eliminated in consolidation.

In addition, the Company wholly-owns IB Trust I (Trust I), IB Trust II (Trust II), IB Trust III (Trust III) and IB Centex Trust I (Centex Trust I). The Trusts were formed to issue trust preferred securities and do not meet the criteria for consolidation (see Note 13).

The accounting and reporting policies of Independent Bank Group, Inc. and Subsidiaries (Company) conform to U.S. generally accepted accounting principles and to general practices within the banking industry. The following are descriptions of the more significant of those policies.

Accounting Standards Codification

The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) is the officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and non-public non-governmental entities. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Interim Financial Statements

The consolidated financial statements of the Company at September 30, 2012 (unaudited) and for the nine months ended September 30, 2012 and 2011 (unaudited) have been prepared in conformity with U.S. generally accepted accounting principles for interim financial information and predominant practices followed by the banking industry. However, in management’s opinion, the interim data at September 30, 2012 and for the nine months ended September 30, 2012 and 2011 includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the interim periods. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates. The material estimates included in the financial statements relate to the allowance for loan losses and valuation of assets and liabilities acquired in business combinations.

Cash and Cash Equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. All highly liquid investments with an initial maturity of less than ninety days are considered to be cash equivalents. The Company maintains deposits with other financial institutions in amounts that exceed FDIC insurance coverage. The Company’s management monitors the balance in these accounts and periodically assesses the financial condition of the other financial institutions. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash or cash equivalents. At September 30, 2012 (unaudited), the Company did not have a concentration of credit. At December 31, 2011 and 2010, the Company had a concentration of credit of $25,183 and $16,603, respectively, relating to deposit and clearing accounts at one unaffiliated commercial bank.

Cash and cash equivalents include interest-bearing funds of $26,209, $24,164 and $62,360 at September 30, 2012 (unaudited) and December 31, 2011 and 2010, respectively.

Certificates of Deposit

Certificates of deposit are FDIC insured deposits, carried at cost and have original maturities of three months or more. These certificates of deposit were acquired in conjunction with the acquisition of I Bank Holding Company, Inc. in April 2012 and mature between October 2012 and December 2013.

Securities

Securities classified as available for sale are those debt and equity securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.

Securities available for sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income. The amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income.

Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings on the trade date.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 1. Summary of Significant Accounting Policies (continued)

In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent of the Company to retain its investment and whether it is more likely than not the Company will be required to sell its investment before its anticipated recovery in fair value. When the Company does not intend to sell the security, and it is more likely than not that it will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other than temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated market value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses on sales of loans are recognized in noninterest income at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans.

Acquired Loans

Acquired loans from the transactions accounted for as a business combination include both non-performing loans with evidence of credit deterioration since their origination date and performing loans. The Company is accounting for the non-performing loans acquired in accordance with Accounting Standards Codification (ASC) 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality.

At the date of the acquisition, the acquired loans were recorded at their fair value.

The difference between the undiscounted cash flows expected to be collected at the acquisition and the investment in the loan, or the “accretable yield”, is recognized as interest income using the interest method over the life of the loan. Contractually required payments for interest and principal that exceed undiscounted cash flows expected at acquisition, or the “nonaccretable difference”, are not recognized as a yield adjustment, loss accrual or valuation allowance. Increases in the expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over its remaining life. Decreases in expected cash flows are recognized as impairment. Valuation allowances on these impaired loans reflect only losses incurred after the acquisition.

The performing loans are being accounted for under Accounting Standards Codification (ASC) 310-20, Nonrefundable Fees and Other Costs, with the related discount being adjusted for over the life of the loan and recognized as interest income.

Loans, Net

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for the allowance for loan losses. The Company originates mortgage loans that may subsequently be sold to an unaffiliated third party. The loans are not securitized and if sold, are sold without recourse.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 1. Summary of Significant Accounting Policies (continued)

Fees and costs associated with originating loans are recognized in the period they are incurred. The provisions of FASB ASC Topic 310, Receivables, generally provide that such fees and related costs be deferred and recognized over the life of the loan as an adjustment of yield. Management believes that not deferring such amounts and amortizing them over the life of the related loans does not materially affect the financial position or results of operations of the Company.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level considered adequate by management to provide for probable loan losses. The allowance is increased by provisions charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. The provision for loan losses is the amount, which, in the judgment of management, is necessary to establish the allowance for loan losses at a level that is adequate to absorb known and inherent risks in the loan portfolio.

The allowance consists of allocated and general components. The allocated component relates to loans that are individually classified as impaired, for which the carrying value of the loan exceeded the fair value of the collateral or the present value of expected future cash flows.

The general component covers loans which are not impaired and is based on the historical loan loss experience for the last three years, including adjustments to historical loss experience, maintained to cover uncertainties that affect the Bank’s estimate of probable losses for each loan type, and several other factors. These factors include changes in experience of lending staff, lending policies and procedures; changes in collection, charge-off and recovery practices; changes in the nature and volume of the loan portfolio; changes in the volume and severity of nonperforming loans; the existence and effect of any concentrations of credit and changes in the level of such concentrations; and changes in current, national and local economic and business conditions.

This evaluation does not include the effects of expected losses on individual loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Impaired Loans

Impaired loans are those loans where it is probable that all amounts due according to contractual terms of the loan agreement will not be collected. Impaired loans are measured based on (1) the present value of expected future cash flows discounted at the loan’s effective interest rate; (2) the loan’s observable market price; or (3) the fair value of the collateral if the loan is collateral dependent. Substantially all of the Company’s impaired loans are measured at the fair value of the collateral. In limited cases the Company may use other methods to determine the level of impairment of a loan if such loan is not collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 1. Summary of Significant Accounting Policies (continued)

The accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors that the borrower’s financial condition is such that collection of interest is doubtful. All interest accrued but not collected for loans that are placed on nonaccrual status or charged-off is reversed against interest income. Cash collections on nonaccrual loans are generally credited to the loan receivable balance, and no interest income is recognized on those loans until the principal balance has been collected. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Premises and Equipment, Net

Land is carried at cost. Bank premises, furniture and equipment and aircraft are carried at cost, less accumulated depreciation computed principally by the straight-line method over the estimated useful lives of the assets, which range from three to thirty years.

Leasehold improvements are carried at cost and are depreciated over the shorter of the estimated useful life or the lease period.

Long-Term Assets

Premises and equipment and other long-term assets are reviewed for impairment when events indicate that their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Other Real Estate Owned and Adriatica Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value less estimated selling costs at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell.

Revenue and expenses from operations of other real estate owned and Adriatica real estate and impairment charges on other real estate are included in noninterest expense. Gains and losses on sale of other real estate are included in noninterest income.

Goodwill and Core Deposit Intangible, Net

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill is tested for impairment annually on December 31 or on an interim basis if an event triggering impairment may have occurred. The Company is unaware of any events or circumstances that would trigger impairment at September 30, 2012 (unaudited).

Core deposit intangibles are acquired customer relationships that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Core deposit intangibles are being amortized on a straight-line basis over their estimated useful lives of ten years. Core deposit intangibles are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 1. Summary of Significant Accounting Policies (continued)

Restricted Stock

The Company, as a member of the Federal Home Loan Bank (FHLB) of Dallas, is required to maintain an investment in capital stock in an amount between 0.02% and 0.15% (currently .04%) of its assets plus between 3.00% and 5.00% (currently 4.10%) of advances outstanding. FHLB of Dallas and Independent Bankers Financial Corporation stock do not have readily determinable fair values as ownership is restricted and they lack a ready market. As a result, these stocks are carried at cost and evaluated periodically by management for impairment.

Bank-Owned Life Insurance

Bank-owned life insurance is recorded at the amount that can be realized under the insurance contracts at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Changes in the net cash surrender value of the policies, as well as insurance proceeds received are reflected in noninterest income and are not subject to income taxes. As of September 30, 2012 (unaudited), the insurance contracts are backed by companies with an AM Best rating of A++.

Income Taxes

The Company has elected to be taxed under sections of federal income tax law which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company’s items of income, deductions, losses and credits. Because the Company’s stockholders are obligated to pay federal income tax on the earnings of the Company, the Company has declared cash dividends sufficient to fund stockholders’ tax payments as they come due.

The Company evaluates uncertain tax positions at the end of each reporting period. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements from any such position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The open tax years are 2009 through 2011 for Federal purposes and 2008 through 2011 for the State of Texas. As of September 30, 2012 (unaudited) and December 31, 2011 and 2010, respectively, after evaluating all uncertain tax positions, the Company has recorded no liability for unrecognized tax benefits at the end of the reporting period.

Loan Commitments and Related Financial Instruments

In the ordinary course of business, the Company has entered into certain off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Management estimates losses on off-balance-sheet financial instruments using the same methodology as for portfolio loans. Additions to the allowance for losses on off-balance-sheet financial instruments are made by charges to the provision for losses and credits to other liabilities in the Company’s consolidated balance sheet. There was no allowance for losses on off-balance-sheet financial instruments as of September 30, 2012 (unaudited) or December 31, 2011 or 2010.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 1. Summary of Significant Accounting Policies (continued)

Stock Compensation

Stock compensation accounting guidance (FASB ASC 718) requires that all share-based payments to employees be valued at fair value on the grant date. Stock-based compensation expense is recognized using the straight-line method over the requisite service period for all awards.

Business Combinations

The Company applies the acquisition method of accounting for business combinations. Under the acquisition method, the acquiring entity in a business combination recognizes 100 percent of the assets acquired and liabilities assumed at their acquisition date fair values. Management utilizes valuation techniques appropriate for the asset or liability being measured in determining these fair values. Any excess of the purchase price over amounts allocated to assets acquired, including identifiable intangible assets, and liabilities assumed is recorded as goodwill. Where amounts allocated to assets acquired and liabilities assumed is greater than the purchase price, a bargain purchase gain is recognized. Acquisition-related costs are expensed as incurred.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Gains and losses on available for sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other than temporary impairment charges are reclassified to net income at the time of the charge.

Pro Forma Statements

The September 30, 2012 pro forma balance sheet presents a reclassification of retained earnings of the Company as a Sub-Chapter S Corporation to additional paid-in capital assuming a constructive distribution to the owners followed by a contribution of capital to the corporate entity (“C Corporation”). In addition, the pro forma balance sheet includes a deferred tax asset resulting from the difference between the financial statement carrying amounts of assets and liabilities and their respective tax basis of the Company as a C Corporation, with the credit to retained earnings.

Pro forma amounts for income tax expense and basic and diluted earnings per share have been presented assuming the Company’s effective tax rate of 32.2% and 31.7% for the periods ended September 30, 2012 and 2011 and 31.7% and 33.1% for the years ended December 31, 2011 and 2010 as if it had been a C Corporation during those periods. The difference in the statutory rate of 34% and the Company’s effective rate is primarily due to non taxable income earned on municipal securities.

In addition, the pro forma balance sheet includes a dividend that was declared and paid in October 2012.

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. The unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 1. Summary of Significant Accounting Policies (continued)

the dilutive effect of additional potential common shares issuable under stock warrants. The dilutive effect of participating non vested common stock was not included as it was anti-dilutive. Earnings per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements. In addition, proceeds from the assumed exercise of dilutive stock warrants are assumed to be used to repurchase common stock at the average market price.

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)
Basic earnings per share:
Net income	$11,288	$9,868	$13,700	$13,116
Less:
Undistributed earnings allocated to participating securities	112	138	193	261
Dividends paid on participating securities	111	109	155	125

Net income available to common shareholders	$11,065	$9,621	$13,352	$12,730

Weighted-average basic shares outstanding	2,344,612	2,083,907	2,083,917	2,036,945

Basic earnings per share	$4.72	$4.62	$6.41	$6.25

Diluted earnings per share:
Net income available to common shareholders	$11,065	$9,621	$13,352	$12,730

Total weighted-average basic shares outstanding	2,344,612	2,083,907	2,083,917	2,036,945
Add: Dilutive stock warrants	7,238	–	2,045	–

Total weighted-average diluted shares outstanding	2,351,850	2,083,907	2,085,962	2,036,945

Diluted earnings per share	$4.70	$4.62	$6.40	$6.25

Pro Forma Earnings Per Share:
Pro forma net income	$7,653	$6,740	$9,357	$8,775
Less Undistributed earnings allocated to participating securities	40	60	82	133
Less Dividends paid on participating securities	111	109	155	125

Pro forma net income available to common shareholders after tax	$7,502	$6,571	$9,120	$8,517

Pro forma basic earnings per share	$3.20	$3.15	$4.38	$4.18

Pro forma diluted earnings per share	$3.19	$3.15	$4.37	$4.18

Anti-dilutive participating securities	31,902	28,405	31,412	31,803

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 1. Summary of Significant Accounting Policies (continued)

Segment Reporting

The Company has one reportable segment. The Company’s chief operating decision-maker uses consolidated results to make operating and strategic decisions.

Fair Values of Financial Instruments

Accounting standards define fair value, establish a framework for measuring fair value in U.S. generally accepted accounting principles, and require certain disclosures about fair value measurements (see Note 18, “Fair Value Measurements”). In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Subsequent Events

Companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued. They must recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. The Company has evaluated subsequent events through December 28, 2012 the time of filing these financial statements with the SEC and noted no subsequent events requiring financial statement recognition or disclosure, except as disclosed in Note 24.

Note 2. Recent Accounting Pronouncements

ASU No. 2011-02, Receivables (Topic 310) – A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. ASU 2011-02 clarifies which loan modifications constitute troubled debt restructurings and is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude, under the guidance clarified by ASU 2011-02, that both of the following exist: (a) the restructuring constitutes a concession; and (b) the debtor is experiencing financial difficulties. ASU 2011-02 was effective for interim and annual periods beginning after June 15, 2011.

ASU 2011-12, Comprehensive Income (Topic 220) – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 defers changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments to allow the FASB time to re-deliberate whether to require presentation of such adjustments on the face of the financial statements to show the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. ASU 2011-12 allows entities to continue to report reclassifications out of accumulated other comprehensive income consistent

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 2. Recent Accounting Pronouncements (continued)

with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 are not affected by ASU No. 2011-12. ASU 2011-12 was effective September 30, 2012 and did not have a material impact on the Company’s financial statements.

Note 3. Restrictions on Cash and Due From Banks

At September 30, 2012 (unaudited) and December 31, 2011 and 2010, the Company did not have a deposit requirement with the Federal Reserve Bank as a result of the Company’s decision to hold a portion of excess cash with the Federal Reserve.

Note 4. Statement of Cash Flows

The Company has chosen to report on a net basis its cash receipts and cash payments for time deposits accepted and repayments of those deposits, and loans made to customers and principal collections on those loans. The Company uses the indirect method to present cash flows from operating activities. Other supplemental cash flow information is presented below:

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)
Cash transactions:
Interest expense paid	$9,946	$10,272	$13,534	$13,654

Noncash transactions:
Transfers of loans to other real estate owned	$340	$5,723	$5,723	$13,410

Loans to facilitate the sale of other real estate owned	$–	$–	$661	$358

Adriatica real estate notes financed	$–	$12,188	$12,188	$–

Stock warrants issued for guarantee of other borrowings	$–	$475	$475	$–

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 4. Statement of Cash Flows (continued)

Supplemental Schedule of Noncash Investing Activities From Acquisitions and Branch Sale

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)
Noncash assets acquired:
Certificates of deposit held in other banks	$17,078	$–	$–	$–
Investment securities available for sale	–	–	–	9,937
Investment in restricted stock	702	–	–	204
Loans	116,948	–	–	67,505
Property and equipment	2,165	–	–	14,541
Other real estate owned	416	–	–	4,553
Goodwill	12,967	–	–	–
Core deposit intangible	1,097	–	–	1,748
Other assets	1,221	–	–	564

Total assets	$152,594	$–	$–	$99,052

Noncash liabilities assumed:
Deposits	$122,876	$–	$–	$120,431
FHLB advances	12,500	–	–	–
Borrowings	–	–	–	3,635
Other liabilities	211	–	–	949

Total liabilities	$135,587	$–	$–	$125,015

Cash and cash equivalents acquired from acquisitions	$19,993	$–	$–	$37,819

Contingent consideration recorded	$–	$–	$–	$1,752

Cash paid to shareholders of acquired bank	$37,000	$–	$–	$101

Common stock issued to shareholders of acquired bank	$–	$–	$–	$3,311

Non cash assets transferred:
Loans	$807	$–	$–	$–
Property and equipment	280	–	–	–
Goodwill	253	–	–	–
Core deposit intangible	119	–	–	–
Other assets	13	–	–	–

Total assets	$1,472	$–	$–	$–

Non cash liabilities transferred:
Deposits	$20,067	$–	$–	$–
Other liabilities	6	–	–	–

Total liabilities	$20,073	$–	$–	$–

Cash and cash equivalents transferred in branch sale	$133	$–	$–	$–

Deposit premium received	$427	$–	$–	$–

Cash paid to buyer, net of deposit premium	$18,417	$–	$–	$–

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 5. Securities

Securities have been classified in the consolidated balance sheets according to management’s intent. The amortized cost of securities and their approximate fair values at September 30, 2012 (unaudited) and December 31, 2011 and 2010 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale

September 30, 2012 (Unaudited):
U.S. treasuries	$3,493	$62	$–	$3,555
Government agency securities	68,636	676	–	69,312
Obligations of state and municipal subdivisions	22,584	2,037	–	24,621
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	864	75	–	939

	$95,577	$2,850	$–	$98,427

December 31, 2011:
U.S. treasuries	$2,492	$58	$–	$2,550
Government agency securities	65,092	615	(21)	65,686
Obligations of state and municipal subdivisions	20,970	1,355	–	22,325
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	3,275	155	–	3,430

	$91,829	$2,183	$(21)	$93,991

December 31, 2010:
U.S. treasuries	$1,000	$30	$–	$1,030
Government agency securities	40,686	798	(64)	41,420
Obligations of state and municipal subdivisions	6,063	71	(136)	5,998
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	3,996	168	(1)	4,163

	$51,745	$1,067	$(201)	$52,611

Securities with a carrying amount of approximately $71,428, $50,722 and $42,875 at September 30, 2012 (unaudited) and December 31, 2011 and 2010, respectively, were pledged to secure public fund deposits.

As of September 30, 2012 (unaudited), the Moody credit ratings in the state and municipal obligations portfolio are shown in the following table.

Moody Credit Rating	% of Portfolio
A1	3.4%
Aa1	0.8%
Aa2	3.0%
Aa3	1.4%
Aaa	27.6%
Not available	12.8%
Not rated	51.0%

100.0%

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 5. Securities (continued)

Approximately 63.8% of the state and municipal obligations are bonds with no credit ratings which are guaranteed by the Texas Permanent School Fund which maintains a AAA rating separate from the State of Texas. The municipals are primarily general obligation bonds issued by independent school districts located in Texas.

Proceeds from sale of securities available for sale and gross gains and losses for the nine months ended September 30, 2012 and 2011 (unaudited) and years ended December 31, 2011 and 2010 were as follows:

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)
Proceeds from sale	$2,078	$–	$–	$–

Gross gains	$–	$–	$–	$–

Gross losses	$3	$–	$–	$–

The amortized cost and estimated fair value of securities available for sale at September 30, 2012 (unaudited) and December 31, 2011, by contractual maturity, are shown below. Maturities of pass-through certificates will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	September 30, 2012		December 31, 2011
	Securities Available for Sale		Securities Available for Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Unaudited)
Due in one year or less	$2,110	$2,158	$1,999	$2,040
Due from one year to five years	51,948	52,375	52,885	53,282
Due from five to ten years	21,121	21,579	14,475	14,839
Thereafter	19,534	21,376	19,195	20,400

	94,713	97,488	88,554	90,561
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	864	939	3,275	3,430

	$95,577	$98,427	$91,829	$93,991

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 5. Securities (continued)

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2011 and 2010, are summarized as follows:

	Value Impaired
	Less Than 12 Months		Greater Than 12 Months		Total
Description of Securities	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Securities Available for Sale
December 31, 2011:
Government agency securities	$9,479	$(21)	$–	$–	$9,479	$(21)

December 31, 2010:
Government agency securities	$6,808	$(64)	$–	$–	$6,808	$(64)
Obligations of state and municipal subdivisions	3,853	(136)	–	–	3,853	(136)
Residential mortgage-backed securities guaranteed by FNMA, GNMA and FHLMC	344	(1)	–	–	344	(1)

	$11,005	$(201)	$–	$–	$11,005	$(201)

There were no unrealized losses on securities available for sale at September 30, 2012 (unaudited).

Unrealized losses are generally due to changes in interest rates. The Company has the intent to hold these securities until maturity or a forecasted recovery and it is more likely than not that the Company will not have to sell the securities before the recovery of their cost basis. As such, the losses are deemed to be temporary.

Effective January 1, 2010, held to maturity securities with an amortized cost of $40,090 were transferred to the available for sale category for liquidity purposes. Due to this transfer, the Company recorded a net unrealized gain of $979 in other comprehensive income.

Note 6. Loans, Net and Allowance for Loan Losses

Loans, net at September 30, 2012 (unaudited) and December 31, 2011 and 2010 consisted of the following:

	September 30,	December 31,
	2012	2011	2010
	(Unaudited)
Commercial	$121,208	$127,827	$121,805
Real estate:
Commercial	585,568	470,820	361,106
Commercial construction, land and land development	89,298	79,063	81,270
Residential	286,314	219,938	207,996
Single family interim construction	68,016	24,592	20,402

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 6. Loans, Net and Allowance for Loan Losses (continued)

	September 30,	December 31,
	2012	2011	2010
	(Unaudited)
Agricultural	$34,890	$34,923	$32,902
Consumer	39,744	28,437	31,270
Other	101	80	76

	1,225,139	985,680	856,827
Allowance for loan losses	(10,901)	(9,060)	(8,403)

	$1,214,238	$976,620	$848,424

Loans serviced for the benefit of others at September 30, 2012 (unaudited), December 31, 2011, September 30, 2011 (unaudited) and December 31, 2010 amounted to $5,484, $5,784, $7,095 and $12,453, respectively.

The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans.

Commercial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and prudently expand its business. The Company’s management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. These cash flows, however, may not be as expected and the value of collateral securing the loans may fluctuate. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short term loans may be made on an unsecured basis.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors the diversification of the portfolio on a quarterly basis by type and geographic location. Management also tracks the level of owner occupied property versus non owner occupied property.

Land and commercial land development loans are underwritten using feasibility studies, independent appraisal reviews and financial analysis of the developers or property owners. Generally, borrowers must have a proven track record of success. Commercial construction loans are generally based upon estimates of cost and value of the completed project. These estimates may not be accurate. Commercial construction loans often involve the disbursement of substantial funds with the repayment dependent on the success of the ultimate project. Sources of repayment for these loans may be pre-committed permanent financing or sale of the developed property. The loans in this portfolio are geographically diverse and due to the increased risk are monitored closely by management and the board of directors on a quarterly basis.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 6. Loans, Net and Allowance for Loan Losses (continued)

Residential real estate and single family interim construction loans are underwritten primarily based on borrowers’ credit scores, documented income and minimum collateral values. Relatively small loan amounts are spread across many individual borrowers which minimizes risk in the residential portfolio. In addition, management evaluates trends in past dues and current economic factors on a regular basis.

Agricultural loans are collateralized by real estate and/or non-real estate. Agricultural real estate loans are primarily comprised of loans for the purchase of farmland. Loan-to-value ratios on loans secured by farmland generally do not exceed 80% and have amortization periods limited to twenty years. Agricultural non-real estate loans are generally comprised of term loans to fund the purchase of equipment, livestock and seasonal operating lines to cash grain farmers to plant and harvest corn and soybeans. Specific underwriting standards have been established for agricultural-related loans including the establishment of projections for each operating year based on industry developed estimates of farm input costs and expected commodity yields and prices. Operating lines are typically written for one year and secured by the crop and other farm assets as considered necessary.

Agricultural loans carry significant credit risks as they involve larger balances concentrated with single borrowers or groups of related borrowers. In addition, repayment of such loans depends on the successful operation or management of the farm property securing the loan or for which an operating loan is utilized. Farming operations may be affected by adverse weather conditions such as drought, hail or floods that can severely limit crop yields.

Consumer loans represent only about 3% of the outstanding total loan portfolio. Collateral consists primarily of automobiles and other personal assets. Credit score analysis is used to supplement the underwriting process.

Most of the Company’s lending activity occurs within the State of Texas, primarily in the north and central Texas regions. The majority of the Company’s portfolio consists of commercial and residential real estate loans. As of September 30, 2012 (unaudited) and December 31, 2011 and 2010, there were no concentrations of loans related to a single industry in excess of 10% of total loans.

The allowance for loan losses is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio.

The allowance is derived from the following two components: 1) allowances established on individual impaired loans, which are based on a review of the individual characteristics of each loan, including the customer’s ability to repay the loan, the underlying collateral values, and the industry the customer operates in, and 2) allowances based on actual historical loss experience for the last three years for similar types of loans in the Company’s loan portfolio adjusted for primarily changes in the lending policies and procedures; collection, charge-off and recovery practices; nature and volume of the loan portfolio; volume and severity of nonperforming loans; existence and effect of any concentrations of credit and the level of such concentrations and current, national and local economic and business conditions. This second component also includes an unallocated allowance to cover uncertainties that could affect management’s estimate of probable losses. The unallocated allowance reflects the imprecision inherent in the underlying assumptions used in the methodologies for estimating this component.

The Company’s management continually evaluates the allowance for loan losses determined from the allowances established on individual loans and the amounts determined from historical loss percentages adjusted for the qualitative factors above. Should any of the factors considered by management change, the Company’s estimate of loan losses could also change and would affect the level of future provision expense. While the calculation of

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 6. Loans, Net and Allowance for Loan Losses (continued)

the allowance for loan losses utilizes management’s best judgment and all the information available, the adequacy of the allowance for loan losses is dependent on a variety of factors beyond the Company’s control, including, among other things, the performance of the entire loan portfolio, the economy, changes in interest rates and the view of regulatory authorities towards loan classifications.

In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Loans requiring an allocated loan loss provision are generally identified at the servicing officer level based on review of weekly past due reports and/or the loan officer’s communication with borrowers. In addition, past due loans are discussed at weekly officer loan committee meetings to determine if classification is warranted. The Company’s credit department has implemented an internal risk based loan review process to identity potential internally classified loans that supplements the annual independent external loan review. The external review generally covers all loans greater than one million dollars. These reviews include analysis of borrower’s financial condition, payment histories and collateral values to determine if a loan should be internally classified. Generally, once classified, an impaired loan analysis is completed by the credit department to determine if the loan is impaired and the amount of allocated allowance required.

The Texas economy, specifically the Company’s lending area of north and central Texas, has generally performed better and appears to be recovering faster than other parts of the country. However, Texas is not completely immune to the problems associated with the U.S. economy. The risk of loss associated with all segments of the loan portfolio continues to be impacted by the prolonged economic downturn. The downturn in the economy and other risk factors are minimized by the Company’s underwriting standards which include the following principles: 1) financial strength of the borrower including strong earnings, high net worth, significant liquidity and acceptable debt to worth ratio, 2) managerial business competence, 3) ability to repay, 4) loan to value, 5) projected cash flow and 6) guarantor financial statements as applicable.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 6. Loans, Net and Allowance for Loan Losses (continued)

Following is a summary of the activity in the allowance for loan losses by loan class for the nine months ended September 30, 2012 and 2011 (unaudited) and years ended December 31, 2011 and 2010 and total investment in loans at September 30, 2012 (unaudited) and December 31, 2011 and 2010:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Unallocated	Total
Nine Months Ended September 30, 2012 (Unaudited):
Balance at the beginning of period	$1,259	$5,051	$1,964	$317	$209	$235	$–	$25	$9,060
Provision for loan losses	125	1,182	77	436	(1)	174	–	262	2,255
Charge-offs	(81)	(203)	(179)	–	–	(61)	–	–	(524)
Recoveries	–	64	1	–	–	45	–	–	110

Balance at end of period	$1,303	$6,094	$1,863	$753	$208	$393	$–	$287	$10,901

At September 30, 2012:
Allowance for losses:
Individually evaluated for impairment	$70	$855	$70	$50	$–	$25	$–	$–	$1,070
Collectively evaluated for impairment	1,233	5,239	1,793	703	208	368	–	287	9,831
Loans acquired with deteriorated credit quality	–	–	–	–	–	–	–	–	–

Ending balance	$1,303	$6,094	$1,863	$753	$208	$393	$–	$287	$10,901

Loans:
Individually evaluated for impairment	$758	$12,891	$4,875	$82	$–	$141	$–	$–	$18,747
Collectively evaluated for impairment	120,450	659,736	281,360	67,934	34,890	39,603	101	–	1,204,074
Acquired with deteriorated credit quality	–	2,239	79	–	–	–	–	–	2,318

Ending balance	$121,208	$674,866	$286,314	$68,016	$34,890	$39,744	$101	$–	$1,225,139

Nine Months Ended September 30, 2011 (Unaudited):
Balance at the beginning of period	$1,228	$4,294	$1,639	$250	$167	$293	$–	$532	$8,403
Provision for loan losses	37	1,430	641	38	42	(31)	–	(507)	1,650
Charge-offs	(23)	(680)	(316)	(20)	–	(70)	–	–	(1,109)
Recoveries	17	27	–	48	–	46	–	–	138

Balance at end of period	$1,259	$5,071	$1,964	$316	$209	$238	$–	$25	$9,082

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 6. Loans, Net and Allowance for Loan Losses (continued)

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Unallocated	Total
At September 30, 2011:
Allowance for losses:
Individually evaluated for impairment	$102	$673	$267	$50	$–	$9	$–	$–	$1,101
Collectively evaluated for impairment	1,157	4,398	1,697	266	209	229	–	25	7,981
Loans acquired with deteriorated credit quality	–	–	–	–	–	–	–	–	–

Ending balance	$1,259	$5,071	$1,964	$316	$209	$238	$–	$25	$9,082

Year Ended December 31, 2011:
Balance at the beginning of year	$1,228	$4,294	$1,639	$250	$167	$293	$–	$532	$8,403
Provision for loan losses	37	1,416	641	38	42	(17)	–	(507)	1,650
Charge-offs	(23)	(694)	(316)	(20)	–	(94)	–	–	(1,147)
Recoveries	17	35	–	49	–	53	–	–	154

Balance at end of year	$1,259	$5,051	$1,964	$317	$209	$235	$–	$25	$9,060

At December 31, 2011:
Allowance for losses:
Individually evaluated for impairment	$124	$802	$666	$50	$–	$1	$–	$–	$1,643
Collectively evaluated for impairment	1,135	4,249	1,298	267	209	234	–	25	7,417
Loans acquired with deteriorated credit quality	–	–	–	–	–	–	–	–	–

Ending balance	$1,259	$5,051	$1,964	$317	$209	$235	$–	$25	$9,060

Loans:
Individually evaluated for impairment	$830	$13,980	$4,576	$91	$–	$93	$–	$–	$19,570
Collectively evaluated for impairment	126,997	535,903	215,362	24,501	34,923	28,344	80	–	966,110
Acquired with deteriorated credit quality	–	–	–	–	–	–	–	–	–

Ending balance	$127,827	$549,883	$219,938	$24,592	$34,923	$28,437	$80	$–	$985,680

Year Ended December 31, 2010:
Balance at the beginning of year	$855	$3,171	$1,214	$940	$145	$358	$–	$59	$6,742
Provision for loan losses	937	1,536	1,213	(139)	22	1	–	473	4,043
Charge-offs	(579)	(416)	(837)	(561)	–	(114)	–	–	(2,507)
Recoveries	15	3	49	10	–	48	–	–	125

Balance at end of year	$1,228	$4,294	$1,639	$250	$167	$293	$–	$532	$8,403

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 6. Loans, Net and Allowance for Loan Losses (continued)

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Unallocated	Total
At December 31, 2010:
Allowance for losses:
Individually evaluated for impairment	$70	$832	$360	$50	$–	$1	$–	$–	$1,313
Collectively evaluated for impairment	1,158	3,462	1,279	200	167	292	–	532	7,090
Loans acquired with deteriorated credit quality	–	–	–	–	–	–	–	–	–

Ending balance	$1,228	$4,294	$1,639	$250	$167	$293	$–	$532	$8,403

Loans:
Individually evaluated for impairment	$112	$13,207	$2,469	$99	$–	$233	$–	$–	$16,120
Collectively evaluated for impairment	121,693	429,169	205,527	20,303	32,902	31,037	76	–	840,707
Acquired with deteriorated credit quality	–	–	–	–	–	–	–	–	–

Ending balance	$121,805	$442,376	$207,996	$20,402	$32,902	$31,270	$76	$–	$856,827

Nonperforming loans by loan class at September 30, 2012 (unaudited) and December 31, 2011 and 2010 were summarized as follows:

	Commercial	Commercial Real estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Total
September 30, 2012 (Unaudited):
Nonaccrual loans	$223	$2,794	$1,709	$–	$–	$87	$–	$4,813
Loans past due 90 days and still accruing	–	386	–	–	–	8	–	394
Troubled debt restructurings (not included in nonaccrual or loans past due and still accruing)	432	3,669	1,939	–	–	11	–	6,051

	$655	$6,849	$3,648	$–	$–	$106	$–	$11,258

December 31, 2011:
Nonaccrual loans	$131	$1,291	$2,864	$91	$–	$54	$–	$4,431
Loans past due 90 days and still accruing	31	–	–	–	–	24	–	55
Troubled debt restructurings (not included in nonaccrual or loans past due and still accruing)	552	6,094	136	–	–	12	–	6,794

	$714	$7,385	$3,000	$91	$–	$90	$–	$11,280

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 6. Loans, Net and Allowance for Loan Losses (continued)

	Commercial	Commercial Real estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Total
December 31, 2010:
Nonaccrual loans	$194	$5,531	$2,079	$–	$–	$42	$–	$7,846
Loans past due 90 days and still accruing	39	–	92	–	2	1	–	134
Troubled debt restructurings (not included in nonaccrual or loans past due and still accruing)	147	7,671	382	–	–	–	–	8,200

	$380	$13,202	$2,553	$–	$2	$43	$–	$16,180

Impaired loans are those loans where it is probable that all amounts due according to contractual terms of the loan agreement will not be collected. The Company has identified these loans through its normal loan review procedures. Impaired loans are measured based on 1) the present value of expected future cash flows discounted at the loans effective interest rate; 2) the loans observable market price; or 3) the fair value of collateral if the loan is collateral dependent. Substantially all of the Company’s impaired loans are measured at the fair value of the collateral. In limited cases the Company may use other methods to determine the level of impairment of a loan if such loan is not collateral dependent.

Impaired loans by loan class at September 30, 2012 (unaudited) and December 31, 2011 and 2010 were summarized as follows:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Total
At September 30, 2012 (Unaudited):
Impaired loans:
Impaired loans with an allowance for loan losses	$226	$6,173	$204	$82	$–	$70	$–	$6,755
Impaired loans with no allowance for loan losses	532	6,718	4,671	–	–	71	–	11,992

Total impaired loans	$758	$12,891	$4,875	$82	$–	$141	$–	$18,747

Unpaid principal balance of impaired loans	$774	$13,294	$4,887	$91	$–	$156	$–	$19,202

Allowance for loan losses on impaired loans	$70	$855	$70	$50	$–	$25	$–	$1,070

For the nine months ended September 30, 2012:
Average recorded investment in impaired loans	$794	$14,327	$4,726	$86	$–	$117	$–	$20,050

Interest income recognized on impaired loans	$39	$520	$181	$4	$–	$7	$–	$751

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 6. Loans, Net and Allowance for Loan Losses (continued)

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Total
For the nine months ended September 30, 2011:
Average recorded investment in impaired loans	$391	$13,071	$3,418	$96	$–	$161	$–	$17,137

Interest income recognized on impaired loans	$30	$476	$150	$4	$–	$3	$–	$663

At December 31, 2011:
Impaired loans:
Impaired loans with an allowance for loan losses	$409	$6,837	$2,633	$91	$–	$2	$–	$9,972
Impaired loans with no allowance for loan losses	421	7,143	1,943	–	–	91	–	9,598

Total impaired loans	$830	$13,980	$4,576	$91	$–	$93	$–	$19,570

Unpaid principal balance of impaired loans	$846	$14,603	$4,803	$95	$–	$112	$–	20,459

Allowance for loan losses on impaired loans	$124	$802	$666	$50	$–	$1	$–	1,643

For the year ended December 31, 2011:
Average recorded investment in impaired loans	$471	$13,593	$3,615	$95	$–	$68	$–	17,842

Interest income recognized on impaired loans	$51	$857	$186	$–	$–	$5	$–	1,099

At December 31, 2010:
Impaired loans:
Impaired loans with an allowance for loan losses	$101	$4,804	$2,057	$99	$–	$4	$–	$7,065
Impaired loans with no allowance for loan losses	11	8,403	412	–	–	229	–	9,055

Total impaired loans	$112	$13,207	$2,469	$99	$–	$233	$–	$16,120

Unpaid principal balance of impaired loans	$137	$13,729	$2,514	$99	$–	$240	$–	$16,719

Allowance for loan losses on impaired loans	$70	$832	$360	$50	$–	$1	$–	$1,313

For the year ended December 31, 2010:
Average recorded investment in impaired loans	$106	$9,011	$2,163	$1,955	$71	$141	$–	$13,447

Interest income recognized on impaired loans	$9	$526	$93	$12	$–	$12	$–	$652

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 6. Loans, Net and Allowance for Loan Losses (continued)

Certain impaired loans have adequate collateral and do not require a related allowance for loan loss. The level of impaired loans is reflective of the economic downturn. Management is confident the Company’s loss exposure on these credits is reduced due to the Company’s emphasis on strong collateral positions and guarantor support. Likewise, management is confident the allowance for loan loss is adequate. Due to the prolonged economic downturn, the Company has experienced an increased amount of impaired loans from the prior year; however, management’s decision to place loans in this category does not mean that the Company will experience significant losses from these loans. In the current environment, troubled loan management can be protracted because legal and process problems delay the collection of an otherwise collectible loan.

The Company will charge off that portion of any loan which management considers a loss. Commercial and real estate loans are generally considered for charge off when exposure beyond collateral coverage is apparent and when no further collection of the loss portion is anticipated based on the borrower’s financial condition.

The restructuring of a loan is considered a “troubled debt restructuring” if both 1) the borrower is experiencing financial difficulties and 2) the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, extending amortization and other actions intended to minimize potential losses.

Following is a summary of troubled debt restructurings during the nine months ended September 30, 2012 and 2011 (unaudited) and years ended December 31, 2011 and 2010 and loans that have been restructured during the previous twelve months that subsequently defaulted during the nine months ended September 30, 2012 and 2011 (unaudited) and years ended December 31, 2011 and 2010:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Total
Troubled debt restructurings during the nine months ended September 30, 2012 (unaudited):
Number of contracts	1	1	3	–	–	1	–	6

Pre-restructuring outstanding recorded investment	$280	$100	$1,920	$–	$–	$26	$–	$2,326

Post-restructuring outstanding recorded investment	$280	$100	$1,920	$–	$–	$26	$–	$2,326

Troubled debt restructurings during the previous twelve months that subsequently defaulted during the nine months ended September 30, 2012 (unaudited):
Number of contracts	–	–	–	–	–	1	–	1

Recorded investment	$–	$–	$–	$–	$–	$26	$–	$26

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 6. Loans, Net and Allowance for Loan Losses (continued)

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Total
Troubled debt restructurings during the nine months ended September 30, 2011 (unaudited):
Number of contracts	2	5	1	–	–	1	–	9

Pre-restructuring outstanding recorded investment	$320	$4,141	$23	$–	$–	$128	$–	$4,612

Post-restructuring outstanding recorded investment	$320	$4,141	$23	$–	$–	$17	$–	$4,501

Troubled debt restructurings during the previous twelve months that subsequently defaulted during the nine months ended September 30, 2011 (unaudited):
Number of contracts	–	–	–	–	–	–	–	–

Recorded investment	$–	$–	$–	$–	$–	$–	$–	$–

Troubled debt restructurings during the year ended December 31, 2011:
Number of contracts	4	9	1	–	–	2	–	16

Pre-restructuring outstanding recorded investment	$596	$6,420	$23	$–	$–	$132	$–	$7,171

Post-restructuring outstanding recorded investment	$596	$6,420	$23	$–	$–	$21	$–	$7,060

Troubled debt restructurings during the previous twelve months that subsequently defaulted during the year ended December 31, 2011:
Number of contracts	–	1	–	–	–	–	–	1

Recorded investment	$–	$92	$–	$–	$–	$–	$–	$92

Troubled debt restructurings during the year ended December 31, 2010:
Number of contracts	4	8	7	–	–	–	–	19

Pre-restructuring outstanding recorded investment	$147	$7,671	$861	$–	$–	$–	$–	$8,679

Post-restructuring outstanding recorded investment	$147	$7,671	$861	$–	$–	$–	$–	$8,679

Troubled debt restructurings during the previous twelve months that subsequently defaulted during the year ended December 31, 2010:
Number of contracts	–	–	1	–	–	–	–	1

Recorded investment	$–	$–	$480	$–	$–	$–	$–	$480

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 6. Loans, Net and Allowance for Loan Losses (continued)

Modifications primarily relate to extending the amortization periods of the loans and interest rate concessions. The majority of these loans were identified as impaired prior to restructuring, therefore the modifications did not materially impact the Company’s determination of the allowance for loan loss.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. The following table presents information regarding the aging of past due loans by loan class as of September 30, 2012 (unaudited) and December 31, 2011 and 2010:

	Loans 30-89 Days Past Due	Loans 90 or More Past Due	Total Past Due Loans	Current Loans	Total Loans
September 30, 2012 (Unaudited):
Commercial	$342	$–	$342	$120,866	$121,208
Commercial real estate, land and land development	1,342	1,055	2,397	672,469	674,866
Residential real estate	1,387	1,582	2,969	283,345	286,314
Single-family Interim construction	–	–	–	68,016	68,016
Agricultural	97	–	97	34,793	34,890
Consumer	98	62	160	39,584	39,744
Other	–	–	–	101	101

	$3,266	$2,699	$5,965	$1,219,174	$1,225,139

	Loans 30-89 Days Past Due	Loans 90 or More Past Due	Total Past Due Loans	Current Loans	Total Loans
December 31, 2011:
Commercial	$383	$122	$505	$127,322	$127,827
Commercial real estate, land and land development	5,226	3,379	8,605	541,278	549,883
Residential real estate	2,171	54	2,225	217,713	219,938
Single-family Interim construction	–	–	–	24,592	24,592
Agricultural	–	–	–	34,923	34,923
Consumer	257	34	291	28,146	28,437
Other	–	–	–	80	80

	$8,037	$3,589	$11,626	$974,054	$985,680

	Loans 30-89 Days Past Due	Loans 90 or More Past Due	Total Past Due Loans	Current Loans	Total Loans
December 31, 2010:
Commercial	$412	$160	$572	$121,233	$121,805
Commercial real estate, construction, land and land development	237	420	657	441,719	442,376
Residential real estate	2,303	1,240	3,543	204,453	207,996
Single-family Interim construction	–	–	–	20,402	20,402
Agricultural	–	2	2	32,900	32,902
Consumer	389	20	409	30,861	31,270
Other	–	–	–	76	76

	$3,341	$1,842	$5,183	$851,644	$856,827

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 6. Loans, Net and Allowance for Loan Losses (continued)

The Company’s internal classified report is segregated into the following categories: 1) Pass/Watch, 2) Other Assets Especially Mentioned (OAEM), 3) Substandard and 4) Doubtful. The loans placed in the Pass/Watch category reflect the Company’s opinion that the loans reflect potential weakness which requires monitoring on a more frequent basis. The loans in the OAEM category reflect the Company’s opinion that the credit contains weaknesses which represent a greater degree of risk and warrant extra attention. These loans are reviewed monthly in the officers and directors loan committee meetings to determine if a change in category is warranted. The loans placed in the substandard category are considered to be potentially inadequately protected by the current debt service capacity of the borrower and/or the pledged collateral. These credits, even if apparently protected by collateral value, have shown weakness related to adverse financial, managerial, economic, market or political conditions which may jeopardize repayment of principal and interest. There is possibility that some future loss could be sustained by the Company if such weakness is not corrected. The Doubtful category includes loans that are in default or principal exposure is probable. Substandard and doubtful loans are individually evaluated to determine if they should be classified as impaired and an allowance is allocated if deemed necessary under ASC 310-10.

The loans that are not impaired are included with the remaining “pass” credits in determining the portion of the allowance for loan loss based on historical loss experience and other qualitative factors. The portfolio is segmented into categories including: commercial loans, consumer loans, commercial real estate loans, residential real estate loans and agricultural loans. The adjusted historical loss percentage is applied to each category. Each category is then added together to determine the allowance allocated under ASC 450-20.

A summary of loans by credit quality indicator by class as of September 30, 2012 (unaudited) and December 31, 2011 and 2010 is as follows:

	Pass (Rating 1-4)	Pass/Watch	OAEM	Substandard	Doubtful	Total
September 30, 2012 (Unaudited):
Commercial	$119,290	$649	$208	$973	$88	$121,208
Commercial real estate, construction, land and land development	641,674	13,403	6,764	12,865	160	674,866
Residential real estate	276,986	3,174	860	5,184	110	286,314
Single-family Interim construction	68,016	–	–	–	–	68,016
Agricultural	34,857	–	–	33	–	34,890
Consumer	39,501	47	15	181	–	39,744
Other	101	–	–	–	–	101

	$1,180,425	$17,273	$7,847	$19,236	$358	$1,225,139

December 31, 2011:
Commercial	$125,719	$972	$18	$1,084	$34	$127,827
Commercial real estate, construction, land and land development	512,616	22,086	3,345	11,836	–	549,883
Residential real estate	209,461	3,504	1,087	5,832	54	219,938
Single-family Interim construction	24,115	386	–	91	–	24,592
Agricultural	34,464	264	–	195	–	34,923
Consumer	28,095	70	27	245	–	28,437
Other	80	–	–	–	–	80

	$934,550	$27,282	$4,477	$19,283	$88	$985,680

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 6. Loans, Net and Allowance for Loan Losses (continued)

	Pass (Rating 1-4)	Pass/Watch	OAEM	Substandard	Doubtful	Total

December 31, 2010:
Commercial
Commercial real estate, construction, land	$114,132	$5,081	$964	$1,532	$96	$121,805
and land development	396,902	21,779	5,446	18,249		442,376
Residential real estate	197,720	5,267	1,048	3,904	57	207,996
Single-family Interim construction	19,907	396		99		20,402
Agricultural	30,877	1,632	93	300		32,902
Consumer	30,654	116	103	394	3	31,270
Other	76					76

	$790,268	$34,271	$7,654	$24,478	$156	$856,827

The outstanding balance and related carrying amount of ASC 310-30 impaired loans at September 30, 2012 (unaudited) and April 1, 2012 (acquisition date) are as follows:

	September 30, 2012	April1, 2012
	(Unaudited)
Outstanding balance	$3,309	$4,740
Nonaccretable difference	(987)	(1,296)
Accretable yield	(4)	(27)

Carrying amount	$2,318	$3,417

There was no provision for loan losses or activity in the allowance for loan losses established after the acquisition date through September 30, 2012 (unaudited) for ASC 310-30 impaired loans.

Note 7. Premises and Equipment, Net

Premises and equipment, net at September 30, 2012 (unaudited) and December 31, 2011 and 2010 consisted of the following:

	September 30, 2012	December 31,
		2011	2010
	(Unaudited)
Land	$14,994	$14,149	$14,677
Building	46,001	44,814	44,639
Furniture, fixtures and equipment	13,542	12,692	11,696
Aircraft	5,298	3,700	3,700
Leasehold and tenant improvements	924	620	620
Construction in progress	4,490	1,052	124

	85,249	77,027	75,456
Less accumulated depreciation	(18,590)	(16,605)	(13,403)

	$66,659	$60,422	$62,053

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 7. Premises and Equipment, Net (continued)

Depreciation expense amounted to $2,571, $2,499, $3,302 and $2,868 for the nine months ended September 30, 2012 and 2011 (unaudited) and years ended December 31, 2011 and 2010, respectively.

The Company has contracted for construction of a new branch and office building in Austin, Texas. Construction is expected to be complete during the first quarter of 2013. The total contracted cost related to the construction of the building is $8,354. Total construction costs incurred through September 30, 2012 (unaudited) are included in construction in progress above.

The Company leases offices in the corporate location and other buildings to other unaffiliated tenants. Rental income of $419, $428, $566 and $577 was recognized during the nine months ended September 30, 2012 and 2011 (unaudited) and years ended December 31, 2011 and 2010, respectively. This rental income is recorded in the statements of income as an offset to occupancy and equipment expense.

At September 30, 2012 (unaudited) and December 31, 2011, minimum future rental payments receivable from these tenants were as follows:

	September 30, 2012	December 31, 2011
	(Unaudited)
First year	$493	$380
Second year	421	264
Third year	367	178
Fourth year	364	139
Fifth year	235	139
Thereafter	680	767

	$2,560	$1,867

In addition, Adriatica leases retail and office space to tenants in the Adriatica development (see Note 21).

Note 8. Other Real Estate Owned

Other real estate owned at September 30, 2012 (unaudited) and December 31, 2011 and 2010 consisted of the following:

	September 30, 2012	December 31,
		2011	2010
	(Unaudited)
Construction, land and land development	$7,579	$7,653	$6,982
Residential	20	100	155
Commercial	200	182	182
Agricultural	–	457	535

	$7,799	$8,392	$7,854

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 9. Goodwill and Core Deposit Intangible, Net

The Company reported goodwill from its acquisitions prior to 2010 in the amount of $11,222. There was no goodwill recorded during 2010 or 2011. In April 2012, the Company recorded goodwill of $12,967 in conjunction with the acquisition of I Bank Texas, SSB. In September 2012, goodwill was reduced by $253 as a result of the sale of the Coupland, Texas branch office.

The gross carrying value and accumulated amortization of core deposit intangible is as follows:

	September 30, 2012	December 31,
		2011	2010
	(Unaudited)
Core deposit intangible	$6,108	$5,540	$5,540
Less accumulated amortization	(2,946)	(2,876)	(2,309)

	$3,162	$2,664	$3,231

Amortization of the core deposit intangible amounted to $480, $425, $567 and $431 for the nine months ended September 30, 2012 and 2011 (unaudited) and years ended December 31, 2011 and 2010, respectively.

The future amortization expense related to core deposit intangibles remaining at September 30, 2012 (unaudited) and December 31, 2011 is as follows:

	September 30, 2012	December 31, 2011
	(Unaudited)
First year	$677	$567
Second year	591	567
Third year	379	567
Fourth year	299	209
Fifth year	298	188
Thereafter	918	566

	$3,162	$2,664

Note 10. Deposits

Deposits at September 30, 2012 (unaudited) and December 31, 2011 and 2010 consisted of the following:

	September 30,		December 31,
	2012		2011		2010
	Amount	Percent	Amount	Percent	Amount	Percent
	(Unaudited)
Noninterest-bearing demand accounts	$198,935	16.4%	$168,849	16.4%	$133,307	14.4%
Interest-bearing checking accounts	597,713	49.3%	464,653	45.1%	229,855	24.8%
Savings accounts	110,223	9.1%	100,550	9.8%	68,329	7.4%
Limited access money market accounts	33,183	2.7%	27,082	2.6%	188,203	20.3%
Individual retirement accounts (IRA)	30,904	2.5%	29,021	2.8%	30,892	3.3%
Certificates of deposit, less than $100,000	101,645	8.4%	103,446	10.0%	159,843	17.2%
Certificates of deposit, $100,000 and greater	140,007	11.6%	136,883	13.3%	117,114	12.6%

	$1,212,610	100.0%	$1,030,484	100.0%	$927,543	100.0%

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 10. Deposits (continued)

At September 30, 2012 (unaudited) and December 31, 2011, the scheduled maturities of certificates of deposit, including IRAs, were as follows:

	September 30, 2012	December 31, 2011
	(Unaudited)
First year	$207,983	$207,626
Second year	33,235	39,862
Third year	14,112	8,513
Fourth year	6,294	5,893
Fifth year	10,932	7,456

	$272,556	$269,350

Brokered deposits at September 30, 2012 (unaudited) and December 31, 2011 and 2010 totaled $36,776, $41,780 and $43,731, respectively.

Note 11. Federal Home Loan Bank Advances

At September 30, 2012 (unaudited), the Company has advances from the FHLB of Dallas under note payable arrangements at maturities which range from October 29, 2012 to January 1, 2026. Payments on these notes are made monthly. The weighted average interest rate of all notes was 2.04%, 2.40% and 2.55% at September 30, 2012 (unaudited), December 31, 2011 and 2010, respectively. The balances outstanding on these advances were $120,649, $82,291 and $55,273 at September 30, 2012 (unaudited) and December 31, 2011 and 2010, respectively.

Contractual maturities of FHLB advances at September 30, 2012 (unaudited) and December 31, 2011 were as follows:

	September 30, 2012	December 31, 2011
	(Unaudited)
First year	$19,053	$–
Second year	27	3,131
Third year	43,000	20,040
Fourth year	22,531	23,000
Fifth year	10,000	20,036
Thereafter	26,038	16,084

	$120,649	$82,291

The advances are secured by FHLB stock owned by the Company and a blanket lien on certain loans with an aggregate available carrying value of $510,989 and $417,054 at September 30, 2012 (unaudited) and December 31, 2011, respectively. The Company had remaining credit available under the FHLB advance program of $300,140 and 247,313 at September 30, 2012 (unaudited) and December 31, 2011, respectively.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 11. Federal Home Loan Bank Advances (continued)

At September 30, 2012 (unaudited) and December 31, 2011, the Company had $90,200 and $87,450, respectively, in undisbursed advance commitments (letters of credit) with the FHLB. As of September 30, 2012 (unaudited), these commitments mature on various dates from October 2012 through December 2013. The FHLB letters of credit were obtained in lieu of pledging securities to secure public fund deposits that are over the FDIC insurance limit. At September 30, 2012 (unaudited) and December 31, 2011, there were no disbursements against the advance commitments.

Note 12. Notes Payable and Other Borrowings

Notes payable at September 30, 2012 (unaudited) and December 31, 2011 and 2010 consisted of the following:

	September 30,	December 31,
	2012	2011	2010
	(Unaudited)
Note payable by Adriatica to an unaffiliated commercial bank in the original amount of $12,188. The loan is secured by real property consisting of a mixed used development in McKinney, TX. Interest accrues at 3.25% through June 2013 and then adjusts to Wall Street Journal (WSJ) prime. Interest is paid quarterly and principal payments are required at 90% of the proceeds of any sales of the property collateralizing the loan.	$10,142	$10,842	$–

Adriatica loan from the same commercial bank to finance the purchase of an additional building located in the development. The original balance was $353. Interest accrues at WSJ prime (3.25%). Payments of principal and interest of $6 are due quarterly.	340	350	–

Note payable to an unaffiliated commercial bank in the original amount of $12,000, due in quarterly installments of accrued interest and principal installments of $375. The loan accrues interest at the WSJ prime rate, subject to a 4% floor; 4% at September 30, 2012 (unaudited). The loan is secured by the outstanding capital stock of Independent Bank. One final payment of unpaid principal and interest is due on December 24, 2016. The terms of the loan require the Company to maintain minimum capital ratios and other covenants.	6,375	7,500	9,000

Note payable to an unaffiliated commercial bank in the original amount of $7,000, due in quarterly installments of accrued interest and principal installments of $250. The loan accrues interest at the WSJ prime rate, subject to a 4.5% floor (4.5% at September 30, 2012). The loan is secured by the outstanding capital stock of Independent Bank. One final payment of unpaid principal and interest is due on March 15, 2015.	6,500	–	–

	$23,357	$18,692	$9,000

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 12. Notes Payable and Other Borrowings (continued)

Other borrowings at September 30, 2012 (unaudited) and December 31, 2011 and 2010 consisted of the following:

	September 30,	December 31,
	2012	2011	2010
	(Unaudited)
Unsecured subordinated debenture, payable to an unaffiliated commercial bank in the original amount of $4,500, due in quarterly principal installments of $188 through December, 2016. Interest accrues at WSJ prime plus .5% with a 4% floor; 4% at September 30, 2012 (unaudited).	$3,188	$3,750	$4,500

Unsecured subordinated debentures in the amount of $5,000. Interest payments at 7.00% are made quarterly and semiannual principal payments of $625 will be due beginning January 15, 2015. The remaining principal and accrued interest is due on July 15, 2018.	5,000	5,000	–

Unsecured subordinated debentures in the amount of $2,730. Interest payments at 7.00% are made quarterly and semiannual principal payments of $341 will be due beginning April 15, 2015. The remaining principal and accrued interest is due on October 15, 2018.	2,730	2,730	–

Unsecured subordinated debentures assumed in the acquisition of an unrelated financial institution in the amount of $2,285. The debentures bear interest at a fixed rate of 7% through September 2012 and then an adjusted rate of WSJ prime +2% subject to a 6% floor thereafter and until maturity, September 30, 2017.	1,222	1,468	1,713

Unsecured subordinated debentures in the amount of $4,155. Interest payments at 7.00% are made quarterly and semiannual principal payments beginning August 2013. The remaining principal and accrued interest is due on February 15, 2017.	4,155	4,155	4,155

Unsecured subordinated debentures in the amount of $1,015. Interest payments at 7.00% are made quarterly. The principal and accrued interest was fully paid on September 30, 2011.	–	–	1,015

Unsecured subordinated debentures in the amount of $4,680. Interest payments at 7.00% are made quarterly and semiannual principal payments beginning April 2016. The remaining principal and accrued interest is due on October 15, 2019.	4,680	–	–

	$20,975	$17,103	$11,383

At September 30, 2012 (unaudited), December 31, 2011 and December 31, 2010, other borrowings included amounts owed to related parties of $8,536, $6,111 and $3,332, respectively.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 12. Notes Payable and Other Borrowings (continued)

At September 30, 2012 (unaudited) and December 31, 2011, the scheduled principal maturities of the Company’s notes payable and other borrowings are as follows:

	September 30, 2012	December 31, 2011
	(Unaudited)
First year	$4,028	$2,508
Second year	4,547	3,028
Third year	18,490	3,548
Fourth year	6,049	16,618
Fifth year	4,428	5,465
Thereafter	6,790	4,628

	$44,332	$35,795

In addition, the Company has a $25,000 federal funds line of credit note with an unaffiliated bank, with no set maturity date. The lender may terminate the line at any time without notice. The line is provided on an unsecured basis and must be repaid the following business day from when the funds were borrowed. There were no borrowings against the line at September 30, 2012 (unaudited), December 31, 2011 or December 31, 2010.

Note 13. Junior Subordinated Debentures

In March 2003, IB Trust I, an unconsolidated subsidiary of the Company, issued 5,000 shares of floating rate trust preferred securities at $1,000 per share for an aggregate price of $5,000, all of which was outstanding at September 30, 2012 (unaudited) and December 31, 2011 and 2010. These securities bear an interest rate of 3.25% over the three-month LIBOR (3.69% at September 30, 2012 (unaudited) and 3.68% at December 31, 2011). The trust preferred securities will mature in March 2033. The proceeds from the sale of the trust preferred securities and the issuance of $155 in common securities to the Company were used by Trust I to purchase approximately $5,155 of floating rate junior subordinated debentures of the Company which have the same payment terms as the trust preferred securities. Distributions on the trust preferred securities and on the common securities issued to the Company were payable quarterly beginning June 2003.

In March 2004, IB Trust II, an unconsolidated subsidiary of the Company, issued 3,000 shares of floating rate trust preferred securities at $1,000 per share for an aggregate price of $3,000, all of which was outstanding at September 30, 2012 (unaudited) and December 31, 2011 and 2010. These securities bear an interest rate of 2.85% over the three-month LIBOR (3.30% at September 30, 2012 (unaudited) and 3.25% at December 31, 2011). The trust preferred securities will mature in March 2034. The proceeds from the sale of the trust preferred securities and the issuance of $93 in common securities to the Company were used by Trust II to purchase approximately $3,093 of floating rate junior subordinated debentures of the Company which have the same payment terms as the trust preferred securities. Distributions on the trust preferred securities and on the common securities issued to the Company were payable quarterly beginning June 2004.

In December 2004, IB Trust III, an unconsolidated subsidiary of the Company, issued 3,600 shares of floating rate trust preferred securities at $1,000 per share for an aggregate price of $3,600, all of which was outstanding at September 30, 2012 (unaudited) and December 31, 2011 and 2010. These securities bear an interest rate of 2.40% over the three-month LIBOR (2.83% at September 30, 2012 (unaudited) and 2.90% at December 31, 2011). The trust preferred securities will mature in December 2035. The proceeds from the sale of the trust

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 13. Junior Subordinated Debentures (continued)

preferred securities and the issuance of $112 in common securities to the Company were used by Trust I to purchase approximately $3,712 of floating rate junior subordinated debentures of the Company which have the same payment terms as the trust preferred securities. Distributions on the trust preferred securities and on the common securities issued to the Company were payable quarterly beginning March 2005.

In February 2005, IB Centex Trust I, an unconsolidated subsidiary of the Company, issued 2,500 shares of floating rate trust preferred securities at $1,000 per share for an aggregate price of $2,500, all of which was outstanding at September 30, 2012 (unaudited) and December 31, 2010 and 2011. These securities bear an interest rate of 3.25% over the three-month LIBOR (3.68% at September 30, 2012 (unaudited) and 3.75% at December 31, 2011). The trust preferred securities will mature in February 2035. The proceeds from the sale of the trust preferred securities and the issuance of $78 in common securities to the Company were used by Centex Trust I to purchase approximately $2,578 of floating rate junior subordinated debentures of the Company which have the same payment terms as the trust preferred securities. Distributions on the trust preferred securities and on the common securities issued to the Company were payable quarterly beginning June 2005.

Except under certain circumstances, the common securities issued to the Company by the trusts possess sole voting rights with respect to matters involving those entities. Under certain circumstances, the Company may, from time to time, defer the debentures’ interest payments, which would result in a deferral of distribution payments on the related trust preferred securities and, with certain exceptions, prevent the Company from declaring or paying cash distributions on the Company’s common stock and any other future debt ranking equally with or junior to the debentures. The trust preferred securities are guaranteed by the Company.

Note 14. Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of this instrument. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. At September 30, 2012 (unaudited) and December 31, 2011 and 2010, the approximate amounts of these financial instruments were as follows:

	September 30, 2012	December 31,
		2011	2010
	(Unaudited)
Commitments to extend credit	$139,293	$103,861	$74,885
Standby letters of credit	1,868	1,564	1,259

	$141,161	$105,425	$76,144

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 14. Financial Instruments with Off-Balance Sheet Risk (continued)

evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, farm crops, property, plant and equipment and income-producing commercial properties.

Letters of credit are written conditional commitments used by the Company to guarantee the performance of a customer to a third party. The Company’s policies generally require that letter of credit arrangements contain security and debt covenants similar to those contained in loan arrangements. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount shown in the table above. If the commitment is funded, the Company would be entitled to seek recovery from the customer. As of September 30, 2012 (unaudited) and December 31, 2011 and 2010, no amounts have been recorded as liabilities for the Company’s potential obligations under these guarantees.

Note 15. Commitments and Contingencies

The Company is involved in certain legal actions arising from normal business activities. Management believes that the outcome of such proceedings will not materially affect the financial position, results of operations or cash flows of the Company.

The Company leases certain branch facilities and other facilities. Rent expense related to these leases amounted to $254, $195, $276 and $230 for the nine months ended September 30, 2012 and 2011 (unaudited) and years ended December 31, 2011 and 2010, respectively.

At September 30, 2012 (unaudited) and December 31, 2011, minimum future rental payments due under noncancelable lease commitments were as follows:

	September 30, 2012	December 31, 2011
	(Unaudited)
First year	$308	$156
Second year	287	133
Third year	279	133
Fourth year	151	130
Fifth year	21	116
Thereafter	–	–

	$1,046	$668

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 16. Related Party Transactions

In the ordinary course of business, the Company has and expects to continue to have transactions, including loans to its officers, directors and their affiliates. In the opinion of management, such transactions are on the same terms as those prevailing at the time for comparable transactions with unaffiliated persons. Loan activity for executive officers, directors and their affiliates for the nine months ended September 30, 2012 (unaudited) and the year ended December 31, 2011 is as follows:

	September 30, 2012	December 31, 2011
	(Unaudited)
Balance at beginning of period	$37,606	$42,316
New loans	2,578	10,918
Repayments	(5,443)	(15,628)

Balance at end of period	$34,741	$37,606

See also Note 12.

Note 17. Employee Benefit Plans

The Company has a 401(k) profit sharing plan (Plan) which covers employees over the age of eighteen who have completed ninety days of credited service, as defined by the Plan. The Plan provides for “before tax” employee contributions through salary reduction contributions under Section 401(k) of the Internal Revenue Code. A participant may choose a salary reduction not to exceed the dollar limit set by law each year ($17 in 2012). Contributions by the Company and by participants are immediately fully vested. The Plan provides for the Company to make 401(k) matching contributions ranging from 50% to 100% depending upon the employee’s years of service, but limited to 6% of the participant’s eligible salary. The Plan also provides for the Company to make additional discretionary contributions to the Plan. The Company made contributions of approximately $319, $271, $351 and $297 for the nine months ended September 30, 2012 and 2011 (unaudited) and years ended December 31, 2011 and 2010, respectively.

Note 18. Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 18. Fair Value Measurements (continued)

active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The following table represents assets and liabilities reported on the consolidated balance sheets at their fair value on a recurring basis as of September 30, 2012 (unaudited) and December 31, 2011 and 2010 by level within the ASC Topic 820 fair value measurement hierarchy:

		Fair Value Measurements at Reporting Date Using
	Assets/Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
September 30, 2012 (unaudited):
Measured on a recurring basis:
Assets:
Investment securities available for sale:
U.S. treasuries	$3,555	$–	$3,555	$–
Government agency securities	69,312	–	69,312	–
Obligations of state and municipal subdivisions	24,621	–	24,621	–
Pass-through securities guaranteed by FNMA, GNMA, FHLMC and SBA	939	–	939	–
Liabilities:
Contingent consideration	426	–	–	426

December 31, 2011:
Measured on a recurring basis:
Assets:
Investment securities available for sale:
U.S. treasuries	$2,550	$–	$2,550	$–
Government agency securities	65,686	–	65,686	–
Obligations of state and municipal subdivisions	22,325	–	22,325	–
Pass-through securities guaranteed by FNMA, GNMA, FHLMC and SBA	3,430	–	3,430	–

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 18. Fair Value Measurements (continued)

		Fair Value Measurements at Reporting Date Using
	Assets/Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Contingent consideration	$821	$–	$–	$821

December 31, 2010:
Measured on a recurring basis:
Assets:
Investment securities available for sale:
U.S. treasuries	1,030	–	1,030	–
Government agency securities	41,420	–	41,420	–
Obligations of state and municipal subdivisions	5,998	–	5,998	–
Pass-through securities guaranteed by FNMA, GNMA, FHLMC and SBA	4,163	–	4,163	–
Liabilities:
Contingent consideration	1,256	–	–	1,256

There were no transfers between Level 1 and Level 2 categorizations for the periods presented.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury and other yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the security’s terms and conditions, among other things.

Contingent consideration, related to the acquisition of Town Center Bank in 2010, is reported at fair value using Level 3 inputs. The contingent consideration is remeasured on a recurring basis based on the expected present value of cash flows to be paid to the shareholders of the acquired institution using a market discount rate. The maximum amount payable at September 30, 2012 is $426.

Balance as of December 31, 2009	$–
Contingent consideration recorded in Town Center transaction	1,752
Settlements	(496)

Balance as of December 31, 2010	1,256
Settlements	(415)
Change in estimated payments to be made	(20)

Balance as of December 31, 2011	821
Settlements	(395)

September 30, 2012 (Unaudited)	$426

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 18. Fair Value Measurements (continued)

In accordance with ASC Topic 820, certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Impaired loans (loans which are not expected to repay all principal and interest amounts due in accordance with the original contractual terms) are measured at an observable market price (if available) or at the fair value of the loan’s collateral (if collateral dependent). Fair value of the loan’s collateral is determined by appraisals or independent valuation which is then adjusted for the estimated costs related to liquidation of the collateral. Management’s ongoing review of appraisal information may result in additional discounts or adjustments to valuation based upon more recent market sales activity or more current appraisal information derived from properties of similar type and/or locale. Therefore, the Company has categorized its impaired loans as Level 3.

The following table presents the assets carried on the consolidated balance sheet by caption and by level in the fair value hierarchy at September 30, 2012 (unaudited) and December 31, 2011 and 2010, for which a nonrecurring change in fair value has been recorded:

		Fair Value Measurements at Reporting Date Using
	Assets/ Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Period Ended Total Losses
September 30, 2012 (unaudited):
Measured on a nonrecurring basis:
Assets:
Impaired loans	$3,961	$–	$–	$3,961	$109

December 31, 2011:
Measured on a nonrecurring basis:
Assets:
Impaired loans	$8,285	$–	$–	$8,285	$1,263

December 31, 2010:
Measured on a nonrecurring basis:
Assets:
Impaired loans	$7,261	$–	$–	$7,261	$1,290

The Company has no nonfinancial assets or nonfinancial liabilities measured at fair value on a recurring basis. Other real estate is measured at fair value on a nonrecurring basis (upon initial recognition or subsequent impairment). Other real estate is classified within Level 3 of the valuation hierarchy. When transferred from the loan portfolio, other real estate is adjusted to fair value less estimated selling costs and is subsequently carried at the lower of carrying value or fair value less estimated selling costs. The fair value is determined using an external appraisal process, discounted based on internal criteria.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 18. Fair Value Measurements (continued)

The following table presents other real estate that was remeasured and reported at fair value:

	September 30, 2012	December 31,
		2011	2010
	(Unaudited)
Carrying value of other real estate prior to remeasurement	$1,022	$21,964	$6,227
Plus gain recognized at foreclosure	–	642	–
Less charge-offs recognized in the allowance for loan losses at initial acquisition	(64)	(713)	(924)
Less subsequent writedowns included in other noninterest expense	(56)	(168)	(759)

Adjusted carrying value of remeasured other real estate	$902	$21,725	$4,544

There were no transfers into or out of Level 3 categorization for the periods presented.

For Level 3 financial and nonfinancial assets measured at fair value on a non-recurring basis at September 30, 2012 (unaudited), the significant unobservable inputs used in the fair value measurements are follows:

Assets	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Impaired loans	$5,685	Collateral method	Adjustments for selling costs	N/A
Other real estate	$902	Collateral method	Adjustments for selling costs	N/A
Contingent consideration	$426	Cash flows to be paid	Expected payments	N/A

The methods and assumptions used by the Company in estimating fair values of financial instruments as disclosed herein in accordance with ASC Topic 825, Financial Instruments, other than for those measured at fair value on a recurring and nonrecurring basis discussed above, are as follows:

Cash and Short-Term Instruments

The carrying amounts of cash and short term instruments approximate their fair value.

Certificates of Deposit Held in Banks

The carrying amount of certificates of deposit in other banks, which mature within one year, approximates fair value.

Investment Securities

Fair values for securities are based on quoted market prices or other observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment spreads, credit information and the bond’s terms and conditions, among other things.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 18. Fair Value Measurements (continued)

Federal Home Loan Bank of Dallas and other restricted stock

The carrying value of restricted securities such as stock in the Federal Home Loan Bank of Dallas and Independent Bankers Financial Corporation approximates fair value.

Loans and loans held for sale

For variable-rate loans that reprice frequently and have no significant changes in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits

The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is their carrying amounts). The carrying amounts of variable-rate certificates of deposit (CD’s) approximate their fair values at the reporting date. Fair values for fixed-rate CD’s are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Junior Subordinated Debentures

The fair value of junior subordinated debentures is estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Federal Home Loan Bank Advances, Line of Credit and Federal Funds Purchased

The fair value of advances maturing within 90 days approximates carrying value. Fair value of other advances is based on the Company’s current borrowing rate for similar arrangements.

Notes Payable, Other Borrowings and Subordinated Debentures

The fair values are based upon prevailing rates on similar debt in the market place.

Accrued Interest

The carrying amounts of accrued interest approximate their fair values.

Off-Balance Sheet Instruments

Commitments to extend credit and standby letters of credit have short maturities and therefore have no significant fair value.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 18. Fair Value Measurements (continued)

The carrying amount, estimated fair value and the financial hierarchy of the Company’s financial instruments were as follows at September 30, 2012 (unaudited) and December 31, 2011 and 2010:

			Fair Value Measurements at Reporting Date Using
	September 30, 2012		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Unaudited)
	Carrying Amount	Estimated Fair Value

Financial assets:
Cash and cash equivalents	$42,797	$42,797	$42,797	$–	$–
Certificates of deposit held in other banks	10,411	10,411	10,411	–	–
Securities available for sale	98,427	98,427	–	98,427	–
Loans held for sale	4,692	4,692	–	4,692	–
Loans, net	1,214,238	1,242,280	–	1,236,595	5,685
FHLB of Dallas stock and other restricted stock	6,264	6,264	–	6,264	–
Accrued interest receivable	4,245	4,245	–	4,245	–
Financial liabilities:
Deposits	1,212,610	1,219,638	–	1,219,638	–
Accrued interest payable	700	700	–	700	–
FHLB advances	120,649	124,661	–	124,661	–
Notes payable	23,357	23,357	–	23,357	–
Other borrowings	20,975	17,434	–	17,434	–
Junior subordinated borrowings	14,538	14,538	–	14,538	–
Contingent consideration	426	426	–	–	426
Off-balance sheet assets (liabilities):
Commitments to extend credit	–	–	–	–	–
Standby letters of credit	–	–	–	–	–

			Fair Value Measurements at Reporting Date Using
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	December 31, 2011
	Carrying Amount	Estimated Fair Value

Financial assets:
Cash and cash equivalents	$56,654	$56,654	$56,654	$–	$–
Securities available for sale	93,991	93,991	–	93,991	–
Loans held for sale	2,991	2,991	–	2,991
Loans, net	976,620	1,006,080	–	997,751	8,329
FHLB of Dallas stock and other restricted stock	5,147	5,147	–	5,147	–
Accrued interest receivable	4,027	4,027	–	4,027	–

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 18. Fair Value Measurements (continued)

			Fair Value Measurements at Reporting Date Using
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	December 31, 2011
	Carrying Amount	Estimated Fair Value
Financial liabilities:
Deposits	1,030,484	1,038,313	–	1,038,313	–
Accrued interest payable	732	732	–	732	–
FHLB advances	82,291	85,103	–	85,103	–
Notes payable	18,692	18,692	–	18,692	–
Other borrowings	17,103	18,649	–	18,649	–
Junior subordinated borrowings	14,538	14,527	–	14,527	–
Contingent consideration	821	821	–	–	821
Off-balance sheet assets (liabilities):
Commitments to extend credit	–	–	–	–	–
Standby letters of credit	–	–	–	–	–

			Fair Value Measurements at Reporting Date Using
	December 31, 2010		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	Carrying Amount	Estimated Fair Value

Financial assets:
Cash and cash equivalents	$86,346	$86,346	$86,346	$–	$–
Securities available for sale	52,611	52,611	–	52,611	–
Loans held for sale	3,301	3,301	–	3,301	–
Loans, net	848,424	875,140	–	869,388	5,752
FHLB of Dallas stock and other restricted stock	4,017	4,017	–	4,017	–
Accrued interest receivable	3,494	3,494	–	3,494	–
Financial liabilities:
Deposits	927,543	942,288	–	942,288	–
Accrued interest payable	908	908	–	908	–
FHLB advances	55,273	56,322	–	56,322	–
Notes payable	9,000	9,000	–	9,000	–
Other borrowings	11,383	12,666	–	12,666	–
Junior subordinated borrowings	14,538	14,487	–	14,487	–
Contingent consideration	1,256	1,256	–	–	1,256
Off-balance sheet assets (liabilities):
Commitments to extend credit	–	–	–	–	–
Standby letters of credit	–	–	–	–	–

Note 19. Stock Awards and Stock Warrants

The Company grants common stock awards to certain employees of the Company. The common stock vests five years from the date the award is granted and expense is recognized over the vesting period.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 19. Stock Awards and Stock Warrants (continued)

The following table summarizes the activity in nonvested shares for the nine months ended September 30, 2012 (unaudited) and year ended December 31, 2011:

	Number of Shares	Weighted Average Grant Date Price
Nonvested shares, December 31, 2010	51,362	$48.97
Granted during the year	5,614	55.00
Vested during the year	(718)	12.00

Nonvested shares, December 31, 2011	56,258	$50.04
Granted during the period	11,550	65.00
Vested during the period	(9,368)	47.24

Nonvested shares, September 30, 2012 (unaudited)	58,440	$53.45

Compensation expense related to these awards was $446, $424, $572 and $597 for the nine months ended September 30, 2012 and 2011 (unaudited) and years ended December 31, 2011 and 2010, respectively, and is recorded in salaries and employee benefits in the accompanying consolidated statements of income. At September 30, 2012 (unaudited) and December 31, 2011, future compensation expense is estimated to be $1,487 and $1,182 and will be recognized over a remaining weighted average period of 2.14 years and 1.95 years, respectively.

The fair value of common stock awards that vested during the nine months ended September 30, 2012 and 2011 (unaudited) and years ended December 31, 2011 and 2010 was $609, $39, $39 and $2,333, respectively.

At September 30, 2012 (unaudited) and December 31, 2011, the future vesting schedule of the nonvested shares is as follows:

	September 30, 2012	December 31, 2011
	(Unaudited)
First year	5,399	9,368
Second year	32,227	5,399
Third year	3,650	32,227
Fourth year	5,614	3,650
Fifth year	11,550	5,614

Total nonvested shares	58,440	56,258

Shares granted prior to 2012, were issued at the date of grant and receive dividends. Shares issued under a revised plan in 2012 are not outstanding shares of the Company until they vest and do not receive dividends.

The Company has issued warrants representing the right to purchase 47,045 shares of Company stock at $55 per share to certain Company directors and shareholders. The warrants were issued in return for the shareholders agreement to repurchase the subordinated debt outstanding to an affiliated bank in the event of Company default. The warrants expire in December 2018 and were recorded at a fair value of $475 as of the date of the warrants issuance. The Company recorded this amount as debt origination costs and is amortizing it over the term of the debt, which matures in 2016.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 20. Regulatory Matters

Under banking law, there are legal restrictions limiting the amount of dividends the Bank can declare. Approval of the regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. For state banks, subject to regulatory capital requirements, payment of dividends is generally allowed to the extent of net profits.

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of ktotal and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 2012 (unaudited) and December 31, 2011 and 2010, the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of September 30, 2012 (unaudited) and December 31, 2011 and 2010, the Bank’s capital ratios exceeded those levels necessary to be categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized”, the Bank must maintain minimum total risk based, Tier I risk based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The actual capital amounts and ratios of the Company and Bank as of September 30, 2012 (unaudited) and December 31, 2011 and 2010 are presented in the following table:

	Actual		Minimum for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2012 (unaudited):
Total capital to risk weighted assets:
Consolidated	$132,044	11.25%	$93,905	8.00%	N/A	N/A
Bank	129,560	11.20%	92,576	8.00%	115,720	10.00%
Tier I capital to risk weighted assets:
Consolidated	101,885	8.68%	$46,952	4.00%	N/A	N/A
Bank	118,659	10.25%	46,288	4.00%	69,432	6.00%
Tier I capital to average assets:
Consolidated	101,885	6.93%	$58,769	4.00%	N/A	N/A
Bank	118,659	8.21%	57,813	4.00%	72,267	5.00%

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 20. Regulatory Matters (continued)

	Actual		Minimum for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2011:
Total capital to risk weighted assets:
Consolidated	$109,457	11.19%	$78,254	8.00%	N/A	N/A
Bank	108,777	11.32%	76,904	8.00%	$96,131	10.00%
Tier I capital to risk weighted assets:
Consolidated	84,049	8.59%	$39,127	4.00%	N/A	N/A
Bank	99,717	10.37%	38,452	4.00%	57,678	6.00%
Tier I capital to average assets:
Consolidated	84,049	6.89%	$48,763	4.00%	N/A	N/A
Bank	99,717	8.28%	48,167	4.00%	60,209	5.00%

December 31, 2010:
Total capital to risk weighted assets:
Consolidated	93,594	11.10%	67,443	8.00%	N/A	N/A
Bank	101,203	12.01%	67,405	8.00%	84,257	10.00%
Tier I capital to risk weighted assets:
Consolidated	74,825	8.88%	33,721	4.00%	N/A	N/A
Bank	92,800	11.01%	33,703	4.00%	50,554	6.00%
Tier I capital to average assets:
Consolidated	74,825	6.98%	42,859	4.00%	N/A	N/A
Bank	92,800	8.56%	43,353	4.00%	54,192	5.00%

The following is a reconciliation of the consolidated equity capital under U.S. generally accepted accounting principles to Tier 1 capital and total capital at September 30, 2012 (unaudited) and December 31, 2011 and 2010:

	September 30, 2012	December 31,
		2011	2010
Consolidated equity capital	$117,732	$85,997	$76,044
Unrealized gains on securities, net	(2,850)	(2,162)	(866)
Junior subordinated debentures, net	14,100	14,100	14,100
Disallowed goodwill and core deposit intangibles	(27,097)	(13,886)	(14,453)

Consolidated Tier 1 capital	101,885	84,049	74,825
Tier 2 capital-subordinated debt (limited)	19,258	16,348	10,366
Allowance for loan losses	10,901	9,060	8,403

Consolidated total capital	$132,044	$109,457	$93,594

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 20. Regulatory Matters (continued)

The following is a reconciliation of Bank equity capital under U.S. generally accepted accounting principles to Tier 1 capital and total capital at September 30, 2012 (unaudited) and December 31, 2011 and 2010:

	September 30, 2012	December 31,
		2011	2010
Bank equity capital	$148,606	$115,765	$108,119
Unrealized gains on securities, net	(2,850)	(2,162)	(866)
Disallowed goodwill and core deposit intangibles	(27,097)	(13,886)	(14,453)

Bank Tier 1 capital	118,659	99,717	92,800
Allowance for loan losses	10,901	9,060	8,403

Bank total capital	$129,560	$108,777	$101,203

Note 21. IBG Adriatica

In June 2011, IBG formed a wholly owned subsidiary, IBG Adriatica Holdings (Adriatica), to acquire loans from First United Bank, Durant, Oklahoma (First United Bank). The loans had an aggregate face value of $23,000 and were secured by approximately 27 acres of real property located in the Adriatica Development in McKinney, TX.

The purchase price of the loans was $16,250, of which $12,188 was financed with First United Bank. The loan is guaranteed by IBG.

Adriatica subsequently acquired the real property through a Deed in Lieu of Foreclosure. The real property consists of a commercial office building, retail center, residential lots and a multi-story parking garage. The property was recorded at a fair value net of selling costs of $16,949 based on a current independent appraisal and a gain of $699 was recognized. In addition, Adriatica purchased a building located on the property for $442 and has capitalized improvements of $54 during the year ended December 31, 2011.

Management has engaged a project manager to oversee and market the development. Adriatica incurred expenses of approximately $368 and $303 during the nine months ended September 30, 2012 (unaudited) and year ended December 31, 2011, respectively, to complete finish out of the garage and other maintenance to prepare the property to sell.

In December 2011, a tract of land adjacent to the garage and rights to parking spaces were sold to an investment partnership comprised of the Company’s principals, including the Chairman of the Board and the majority shareholder as well as certain other directors of the Company. Adriatica received proceeds of $1,500 for this property which was the appraised value. Adriatica recognized a gain of $115 due to minimal selling costs incurred on the sale. The investment partnership has an option to buy another 32,000 square feet of undeveloped property in the future. Management believes that these transactions have comparable terms to those that could be arranged with an independent third party.

In April 2012, Adriatica sold two townhomes and recognized a gain on sale of $28 (unaudited).

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 21. IBG Adriatica (continued)

The retail center has leased space to several tenants with lease contracts expiring from 2012 through 2016. Adriatica recognized rental income of approximately $794, $183, $442 and $0 during the nine months ended September 30, 2012 and 2011 (unaudited) and years ended December 31, 2011 and 2010, respectively. The rental income is recorded in the statements of income as an offset to expenses from operations of IBG Adriatica. The retail leases will transfer with the property at the time the retail center is sold.

Note 22. Business Combinations

On April 1, 2012, the Company acquired 100% of the outstanding stock of I Bank Holding Company, Inc. and its wholly owned subsidiary iBank Texas. iBank had two existing locations prior to the acquisition. The main branch is located in Lakeway, Texas and a branch located in Georgetown, Texas was consolidated with the Company’s existing Georgetown location.

The Company had incurred expenses related to the acquisition of approximately $694 (unaudited) during the nine months ended September 30, 2012 which is included in acquisition expense.

Estimated fair values (unaudited) of the assets acquired and liabilities assumed in the transaction as of the closing date of the transaction was as follows:

Assets of acquired bank:
Cash and cash equivalents	$19,993
Certificates of deposit held in other banks	17,078
Investment in restricted stock	702
Loans	116,948
Premises and equipment	2,165
Other real estate owned	416
Goodwill	12,967
Core deposit intangible	1,097
Other assets	1,221

Total assets	$172,587

Liabilities of acquired bank:
Deposits	$122,876
FHLB advances	12,500
Other liabilities	211

Total liabilities	$135,587

Cash paid in I Bank Holding Company, Inc. transaction	$37,000

Non-credit impaired loans had a fair value of $113,531 at the date of acquisition and contractual balances of $113,723 (unaudited). The difference of $192 will be recognized into interest income as an adjustment to yield over the life of the loans.

None of the goodwill recognized is expected to be deductible for income tax purposes to the owners of the Company as a Sub-Chapter S Corporation.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 22. Business Combinations (continued)

The goodwill is attributable to the Company’s ability to add significantly to its Austin, Texas presence and real estate lending portfolio, while creating efficiencies.

Pro forma net income for the period ended September 30, 2012 and December 31, 2011 would have been $12,219 and $17,321, respectively and revenues would have been $59,196 and $75,669 for the same periods respectively, had the acquisition occurred as of January 1, 2011 (unaudited). The operations of iBank were merged into Independent Bank as of the date of the acquisition. Separate revenue and earnings of the former iBank are not available subsequent to the business combination.

On July 31, 2010, and September 30, 2010 the Company acquired certain assets and assumed certain deposits and liabilities of Town Center Bank and Farmersville Bancshares, Inc., respectively. The Company recorded a liability of $1,752 for contingent consideration expected to be paid to the former owners of Town Center Bank. The contingent consideration is based on performance of the acquired loan portfolio of Town Center Bank and will be resolved three years from the date of the business combination. The maximum amount payable at July 31, 2010 was $1,752.

The Company issued 60,215 shares of Company stock in connection with the acquisition of Farmersville Bancshares, Inc. The Company’s stock was valued at $55 per share which was based on the most recent selling price of the Company’s stock to third party investors.

The purchase accounting for these transactions resulted in a bargain purchase gain of $6,692 which arose primarily due to the previous owners of the acquired banks being compelled to sell for regulatory reasons. In addition, the valuation of property acquired in connection with the transaction was significantly higher than anticipated at the date the terms of the acquisitions were negotiated. The bargain purchase gain is included in noninterest income in the accompanying consolidated statements of income.

During 2010, the Company recorded $668 in expenses related to the business combinations that is included in acquisition expense in the accompanying consolidated statements of income.

These acquisitions established Independent Bank’s presence and locations in northwest Dallas County and Denton County, Texas and extended its presence in eastern Collin County, Texas.

Estimated fair values of the assets acquired and liabilities assumed in the transactions as of the closing dates of the transactions were as follows:

Assets of acquired banks:
Cash and cash equivalents	$21,039
Federal funds sold	16,780
Securities available for sale	9,937
Investment in restricted stock	204
Loans	67,505
Premises and equipment	14,541
Other real estate owned	4,553
Core deposit intangible	1,748
Other assets	564

Total assets	$136,871

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 22. Business Combinations (continued)

Liabilities of acquired banks:
Deposits	$120,431
Subordinated debt assumed in Farmersville transaction	2,285
Other borrowings	1,350
Accrued expenses and other liabilities	949

Total liabilities	$125,015

Common stock issued in Farmersville transaction	$3,311

Cash paid in Farmersville transaction	$101

Contingent consideration recorded in Town Center transaction	$1,752

Bargain purchase gain recorded on acquisitions	$6,692

Note 23. Sale of Branch (Unaudited)

During September 2012, the Company sold its Coupland, Texas branch, including loans, deposits, related accrued interest and property and equipment to an unaffiliated institution. As a result of this branch sale, the Company transferred deposits of $20,073, including accrued interest, for a deposit premium of $427. The assets were sold for current recorded value of $1,233. The Company reduced goodwill and core deposit intangibles associated with this branch by $253 and $119 respectively and recognized a gain of $51 on the sale.

Note 24. Subsequent Events – Business Combination, Stock Offering and Stock Split (Unaudited)

On October 1, 2012, the Company acquired certain assets and assumed certain deposits and liabilities of The Community Group, Inc. The Company issued 56,944 shares of Company stock to CGI former shareholders in connection with the acquisition. The Company’s stock was valued at $65 per share which was based on the most recent selling price of the Company’s stock to third party investors.

The goodwill in this acquisition is attributable to Independent Bank’s increased presence and locations in northwest Dallas County, southern Denton County and northeast Tarrant County, Texas.

The Company had incurred expenses related to the acquisition of approximately $117 prior to September 30, 2012 which is included in acquisition expense. The Company has incurred expenses of approximately $468 subsequently. Pro forma net income for the nine months ended September 30, 2012 and the year ended December 31, 2011 would have been $11,560 and $13,983, respectively, had the acquisition occurred January 1, 2011.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 24. Subsequent Events – Business Combination, Stock Offering and Stock Split (Unaudited) (continued)

Estimated fair values of the assets acquired and liabilities assumed in the transaction as of the closing dates of the transaction was as follows:

Assets of acquired bank:
Cash and cash equivalents	$26,237
Securities available for sale	10,308
Loans	64,040
Premises and equipment	2,988
Other real estate	1,264
Investment in FHLB stock and other restricted stock	715
Goodwill	4,554
Core deposit intangible	265
Other assets	596

Total assets	$110,967

Liabilities of acquired bank:
Deposits	$93,568
Junior subordinated debentures	3,609
Other liabilities	489

Total liabilities	$97,666

Common stock issued in The Community Group, Inc. transaction	$3,701

Cash paid in The Community Group, Inc. transaction	$9,600

None of the goodwill recognized is expected to be deductible for income tax purposes to the owners of the Company as a Sub-Chapter S Corporation.

In October 2012, the Board of Directors of the Company approved a resolution for IBG to sell shares of common stock to the public in an initial public offering. On December 28, 2012 Independent Bank Group submitted a confidential draft Registration Statement on Form S-1 with the Securities and Exchange Commission with respect to the shares to be registered and sold. IBG qualifies as an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). In connection with the initial public offering on                     , we amended our certificate of incorporation to effect a     for one stock split of our common stock. All previously reported share amounts have been retrospectively restated to give effect to the stock split.

Note 25. Parent Company Only Financial Statements

The following balance sheets, statements of income and statements of cash flows for Independent Bank Group, Inc. should be reread in conjunction with the consolidated financial statements and the notes thereto.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 25. Parent Company Only Financial Statements (continued)

Balance Sheets

	September 30,	December 31,
	2012	2011	2010
	(Unaudited)
Assets
Cash and cash equivalents	$12,553	$4,375	$2,713
Investment in subsidiaries	153,839	120,711	108,119
Investment in Trusts	438	438	438
Other assets	286	325	34

Total assets	$167,116	$125,849	$111,304

Liabilities and stockholders’ equity
Notes payable	$12,875	$7,500	$9,000
Other borrowings	20,975	17,103	11,383
Junior subordinated debentures	14,538	14,538	14,538
Other liabilities	996	711	339

Total liabilities	49,384	39,852	35,260
Stockholders’ equity:
Common stock	2,528	2,141	2,136
Additional paid-in capital	82,333	57,124	56,082
Retained earnings	30,253	24,594	16,984
Treasury stock	(232)	(24)	(24)
Accumulated other comprehensive income	2,850	2,162	866

Total stockholders’ equity	117,732	85,997	76,044

Total liabilities and stockholders’ equity	$167,116	$125,849	$111,304

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 25. Parent Company Only Financial Statements (continued)

Statements of Income

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)
Interest expense:
Interest on notes payable and other borrowings	$1,199	$887	$1,270	$981
Interest on junior subordinated debentures	381	357	480	484

Total interest expense	1,580	1,244	1,750	1,465

Other noninterest income	11	29	32	15

Noninterest expense:
Salaries and employee benefits	833	814	1,028	1,041
Professional fees	18	124	168	54
Acquisition expenses, including legal	811	–	–	668
Other	19	141	155	57

Total noninterest expense	1,681	1,079	1,351	1,820

Net loss before equity in undistributed income of subsidiaries	(3,250)	(2,294)	(3,069)	(3,270)
Equity in undistributed income of subsidiaries	14,538	12,162	16,769	16,386

Net income	$11,288	$9,868	$13,700	$13,116

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except per share information)

Note 25. Parent Company Only Financial Statements (continued)

Statements of Cash Flows

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)
Cash flows from operating activities:
Net income	$11,288	$9,868	$13,700	$13,116
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiaries	5,909	(4,345)	(6,078)	(8,802)
Stock grants amortized	446	424	572	597
Net change in other assets	39	(57)	184	5
Net change in other liabilities	285	291	372	(272)

Net cash provided by operating activities	17,967	6,181	8,750	4,644
Cash flows from investing activities:
Capital investment in subsidiaries	(38,350)	(4,390)	(5,215)	–
Cash paid in acquisitions	–	–	–	(361)

Net cash used in investing activities	(38,350)	(4,390)	(5,215)	(361)
Cash flows from financing activities:
Repayments of other borrowings	(2,432)	(2,948)	(3,513)	(2,072)
Proceeds from other borrowings	11,680	7,730	7,730	–
Treasury stock purchased	(208)	–	–	(1)
Proceeds from issuance of common stock	25,150	–	–	–
Dividends paid	(5,629)	(4,352)	(6,090)	(4,244)

Net cash provided by financing activities	28,561	430	(1,873)	(6,317)

Net increase (decrease) in cash and cash equivalents	8,178	2,221	1,662	(2,034)
Cash and cash equivalents at beginning of period	4,375	2,713	2,713	4,747

Cash and cash equivalents at end of period	$12,553	$4,934	$4,375	$2,713

             Shares

Common Stock

PROSPECTUS

SANDLER O’NEILL + PARTNERS, L. P.	EVERCORE PARTNERS	KEEFE, BRUYETTE & WOODS

STIFEL NICOLAUS WEISEL

The date of this prospectus is                     , 2013

Until                     , 2013, all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All amounts shown are estimates, except for the SEC registration fee, the FINRA filing fee and the NASDAQ Stock Market listing fee.

Expense Category	Amount
SEC registration fee	$
FINRA filing fee
NASDAQ Stock Market listing fee
Legal fees and expenses
Accounting fees and expenses
Printing fees and expenses
Transfer agent and registrar fees and expenses
Blue sky qualification fees and expenses
Miscellaneous

Total	$

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article VI, of the Company’s proposed certificate of formation would provide that the Company shall indemnify any person made a party to or involved in any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or executive officer of the Company or is or was serving at the request of the Company as a director or officer of another foreign or domestic association, corporation, partnership, joint venture, trust or other entity, or employee benefit plan (whether such action, suit or proceeding is based in whole or in part on the sole or contributory gross or ordinary negligence of such person or otherwise).

Article VII of the Company’s proposed certificate of formation would provide that a director of the Company shall not be liable to the Company or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, subject to certain limitations.

In Article VI of the Company’s proposed certificate of formation, the Company would make mandatory the indemnification provided for in Section 8.101 of the Texas Business Organizations Code, which provides that, subject to certain limitations, a corporation may indemnify a governing person, former governing person, or delegate who was, is, or is threatened to be made a respondent in a proceeding to the extent permitted by Section 8.102 of the Texas Business Organizations Code if it is determined in accordance with Section 8.103 of the Texas Business Organizations Code that:

(1)	the person:

(A)	acted in good faith;

(B)	reasonably believed:

(i)	in the case of conduct in the person’s official capacity, that the person’s conduct was in the corporation’s best interests; and

(ii)	in any other case, that the person’s conduct was not opposed to the corporation’s best interests; and

(C)	in the case of a criminal proceeding, did not have a reasonable cause to believe the person’s conduct was unlawful.

(2)	with respect to expenses, the amount of expenses other than a judgment is reasonable; and

(3)	indemnification should be paid.

The Company intends to enter into indemnification agreements with the members of its board of directors (each an “indemnitee”). Each indemnification agreement would require the Company to indemnify each indemnitee to the fullest extent permitted by the Texas Business Organizations Code and any successor statute thereto when such successor statute becomes applicable to the Company. The Company will also, among other things, make the indemnitee whole for costs in any action to establish indemnitee’s right to indemnification, whether or not wholly successful.

The Company also maintains directors’ and officers’ liability insurance.

The form of Underwriting Agreement to be filed as Exhibit 1.1 hereto obligates the underwriters to indemnify our directors, officers and controlling persons under certain circumstances against certain liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth information regarding unregistered securities that were sold by the Registrant within the past three years.

1.	During 2010 and 2011, we made restricted stock grants to our and our subsidiaries’ employees and officers of an aggregate of 9,264 shares of our common stock under our 2005 Stock Grant Plan, each share being granted at a fair market value of $55.00 per share. Such shares of common stock are subject to vesting requirements, forfeiture by the recipient of such grant or repurchase by us upon the occurrence of certain events.

2.	During 2012, we have made restricted stock grants to our and our subsidiaries’ employees and officers of an aggregate of 18,300 shares of our common stock under our under our 2012 Stock Grant Plan, each share being granted at a fair market value of $65.00 per share. Such shares of common stock are subject to vesting requirements, forfeiture by the recipient of such grant or repurchase by us upon the occurrence of certain events.

3.	On September 30, 2010, we issued an aggregate of 60,215 shares of our common stock to the shareholders of Farmersville Bancshares, Inc. in connection with our acquisition of such entity. The shares issued as merger consideration were valued at $55.00 per share for an aggregate merger consideration of $3,311,825.

4.	On June 30, 2011, we issued an aggregate of $5,000,000 of our 7% Fixed Subordinated Debentures to accredited investors.

5.	On September 30, 2011, we issued an aggregate of $2,730,000 of our 7% Fixed Subordinated Debentures to accredited investors.

6.	On January 24, 2012, we issued an aggregate of 310,000 shares of our common stock to existing shareholders and accredited investors at a price of $65.00 per share for an aggregate consideration of $20,150,000.

7.	On September 30, 2012, we issued an aggregate of $4,680,200 of our 7% Fixed Subordinated Debentures, and an aggregate of 76,925 shares of our common stock to existing shareholders and accredited investors. The shares of our common stock were issued at a price of $65.00 per share for an aggregate consideration of $5,000,125.

8.	On October 1, 2012, we issued an aggregate of 56,944 shares of our common stock to accredited investors who were shareholders of The Community Group, Inc. in connection with our acquisition of such entity. Such shares issued as merger consideration were valued at $65.00 per share for an aggregate merger consideration of $3,701,360.

The stock grants and private placements of our common stock and 7% Debentures, each as described above, were deemed exempt from registration under Section 4(2) or its successor 4(a)(2) of the Securities Act, and in certain circumstances, in reliance on Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The recipients of securities in the transactions exempt under Section 4(2) or its successor 4(a)(2) of the Securities Act represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement.**

2.1	Agreement and Plan of Reorganization, dated July 18, 2008, between Independent Bank Group, Inc. and Independent Bank Group Central Texas, Inc.** / ***

2.2	Agreement and Plan of Reorganization, dated May 7, 2010, between Independent Bank Group, Inc. and Farmersville Bancshares, Inc.** / ***

2.3	Agreement and Plan of Reorganization, dated August 5, 2010, among Independent Bank Group, Inc., Town Center Holdings, Inc., Town Center Holdings Delaware, Inc. and Town Center Bank.** / ***

2.4	Agreement and Plan of Reorganization, dated December 22, 2011, between Independent Bank Group, Inc. and I Bank Holding Company, Inc.** / ***

2.5	Agreement and Plan of Reorganization, dated July 2, 2012, between Independent Bank Group, Inc. and The Community Group, Inc.** / ***

2.6	Asset Purchase Agreement, dated October 14, 2008, among Square One Mortgage, Inc., Johnny B. Galyean, Sara Thomas and Independent Bank.** / ***

2.7	Purchase and Assumption Agreement, dated January 13, 2009, between Independent Bank and First State Bank.** / ***

2.8	Purchase and Assumption Agreement, dated June 29, 2012, between Independent Bank and Citizens National Bank.** / ***

3.1	Amended and Restated Certificate of Formation of Independent Bank Group, Inc.**

3.2	Amended and Restated Bylaws of Independent Bank Group, Inc.**

4.1	Specimen common stock certificate of Independent Bank Group, Inc.**

4.2	Forms of Debentures**

4.3	Form of Common Stock Purchase Warrant, with schedule of differences.**

The other instruments defining the rights of holders of the long-term debt securities of the Registrant and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Registrant hereby agrees to furnish copies of these instruments to the Securities and Exchange Commission upon request.

5.1	Opinion of Andrews Kurth LLP.**

10.1	Loan and Subordinated Debenture Purchase Agreement, dated December 23, 2008, between Independent Bank Group, Inc. and TIB - The Independent BankersBank.**

10.2	Term Promissory Note, dated December 24, 2008, by Independent Bank Group, Inc. payable to TIB – The Independent BankersBank in the original principal amount of $12,000,000.**

10.3	Subordinated Debenture, dated December 24, 2008, by Independent Bank Group, Inc. payable to TIB – The Independent BankersBank in the original principal amount of $4,500,000.**

10.4	Pledge and Security Agreement, dated December 24, 2008, between Independent Bank Group, Inc. and TIB – The Independent BankersBank.**

10.5	Letter Loan Agreement, dated March 15, 2012, between Independent Bank Group, Inc. and TIB – The Independent BankersBank.**

10.6	Promissory Note, dated March 15, 2012, by Independent Bank Group, Inc. payable to TIB – The Independent BankersBank in the original principal amount of $7,000,000.**

10.7	Pledge Agreement, dated March 15, 2012, between Independent Bank Group, Inc. and TIB – The Independent BankersBank.**

10.8	Loan Agreement, dated June 28, 2011, between IBG Adriatica Holdings, Inc. and First United Bank and Trust Company.**

10.9	Commercial Promissory Note, dated June 28, 2011, by IBG Adriatica Holdings, Inc. payable to First United Bank and Trust Company in the original principal amount of $12,187,500.**

10.10	Security Agreement, dated June 28, 2008, between IBG Adriatica Holdings, Inc. and First United Bank and Trust Company.**

10.11	Commercial Deed of Trust, Security Agreement, Financing Statement and Assignment of Rents, dated June 28, 2008, by IBG Adriatica Holdings, Inc. for the benefit of First United Bank and Trust Company.**

10.12	Commercial Guaranty Agreement, dated June 28, 2011, by Independent Bank Group, Inc. in favor of First United Bank and Trust Company.**

10.13	Loan Purchase Agreement between IBG Adriatica Holdings, Inc., as assignee of Independent Bank Group, Inc., and First United Bank and Trust Company**

10.14	Lease Agreement, dated May 17, 2010, as amended on June 16, 2010 and August 24, 2012, between Independent Bank Group, Inc. and Jefferson, Ltd., for the premises at 3500 Jefferson Street, Austin, Texas**

10.15	Sublease, dated March 14, 2012, between Independent Bank and HBK Services LLC for the premises at 2101 Cedar Springs Road, Dallas, Texas**

10.16	Commercial Lease, dated December 1, 2011, between Independent Bank and Fairbank Realty, Ltd. for the premises at 5401 Bosque Boulevard, Waco, Texas**

10.17	Aircraft Lease Agreement, dated July 5, 2012, between Independent Bank and IBG Aircraft Acquisition, Inc.**

10.18	2005 Stock Grant Plan, with form of Notice of Grant Letter Agreement, as amended.**

10.19	2012 Stock Grant Plan, with form of Notice of Grant Letter Agreement.**

10.20	Employment Agreement, dated January 1, 2008, between Independent Bank and Kevin Griffin.**

10.21	Amended and Restated Employment Agreement, dated June 9, 2008, between Independent Bank and Bob McKnight.**

10.22	Employment Agreement, dated November 1, 2008, between Independent Bank and Johnny B. Galyean.**

10.23	Employment Agreement, dated November 1, 2008, between Independent Bank and Sara Thomas.**

10.24	Employment Agreement, dated December 22, 2011, between Independent Bank and Denny Buchanan, and joined in by Independent Bank Group, Inc.**

10.25	Employment Agreement, dated February 6, 2012, between Independent Bank and Dan Strodel, and joined in by Independent Bank Group, Inc.**

10.26	Employment Agreement, dated July 2, 2012, between Independent Bank and Gary Lewis, and joined in by Independent Bank Group, Inc.**

10.27	Consulting Agreement, dated July 2, 2012, between Independent Bank and John Jones.**

10.28	Agreement, dated March 1, 2008, between Independent Bank and Fiserv Solutions, Inc. d/b/a Fiserv EFT, as modified by Addendum No. 1 dated March 1, 2008.**

10.29	Lockbox Services Agreement, dated November 11, 2005, between Independent Bank and Northbrook Services, Inc.**

10.30	Master Software License, Maintenance and Services Agreement, dated March 27, 2007, between Independent Bank and John Henry & Associates, Inc.**

10.31	Master Data Processing Services Agreement, dated July 1, 2009, between Independent Bank and Q2 Software, Inc.**

21.1	Subsidiaries of Independent Bank Group, Inc.*

23.1	Consent of McGladrey LLP with respect to the consolidated balance sheets of Independent Bank Group, Inc. and subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2011.**

23.3	Consent of Andrews Kurth LLP (to be included as part of Exhibit 5.1).**

24.1	Power of Attorney (included in the signature page to the Registration Statement filed on , 2013).

*	Filed herewith.
**	To be filed by amendment.
***	Schedules and/or exhibits to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of McKinney, Texas, on                     , 2013.

INDEPENDENT BANK GROUP, INC.

By:
David R. Brooks
Chairman and Chief Executive Officer

Power of Attorney

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in their respective capacities and on the respective dates indicated opposite their names. Each person whose signature appears below hereby authorizes each of David R. Brooks, with full power of substitution, to execute in the name and on behalf of such person any post-effective amendment to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the registrant deems appropriate, and appoints David R. Brooks, Daniel W. Brooks and Torry Berntsen with full power of substitution, attorney-in-fact to sign any and all amendments (including post-effective amendments and any related registration statement pursuant to Rule 462(b) under the Securities Act) hereto to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith and we do hereby ratify and confirm that said attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman and Chief Executive Officer	, 2013
David R. Brooks

	[titles]	, 2013
[Name]

	[titles]	, 2013
[Name]

	[titles]	, 2013
[Name]

	[titles]	, 2013
[Name]

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement.**

2.1	Agreement and Plan of Reorganization, dated July 18, 2008, between Independent Bank Group, Inc. and Independent Bank Group Central Texas, Inc.** / ***

2.2	Agreement and Plan of Reorganization, dated May 7, 2010, between Independent Bank Group, Inc. and Farmersville Bancshares, Inc.** / ***

2.3	Agreement and Plan of Reorganization, dated August 5, 2010, among Independent Bank Group, Inc., Town Center Holdings, Inc., Town Center Holdings Delaware, Inc. and Town Center Bank.** / ***

2.4	Agreement and Plan of Reorganization, dated December 22, 2011, between Independent Bank Group, Inc. and I Bank Holding Company, Inc.** / ***

2.5	Agreement and Plan of Reorganization, dated July 2, 2012, between Independent Bank Group, Inc. and The Community Group, Inc.** / ***

2.6	Asset Purchase Agreement, dated October 14, 2008, among Square One Mortgage, Inc., Johnny B. Galyean, Sara Thomas and Independent Bank.** / ***

2.7	Purchase and Assumption Agreement, dated January 13, 2009, between Independent Bank and First State Bank.** / ***

2.8	Purchase and Assumption Agreement, dated June 29, 2012, between Independent Bank and Citizens National Bank.** / ***

3.1	Amended and Restated Certificate of Formation of Independent Bank Group, Inc.**

3.2	Amended and Restated Bylaws of Independent Bank Group, Inc.**

4.1	Specimen common stock certificate of Independent Bank Group, Inc.**

4.2	Forms of Debentures**

4.3	Form of Common Stock Purchase Warrant, with schedule of differences.**

The other instruments defining the rights of holders of the long-term debt securities of the Registrant and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Registrant hereby agrees to furnish copies of these instruments to the Securities and Exchange Commission upon request.

5.1	Opinion of Andrews Kurth LLP.**

10.1	Loan and Subordinated Debenture Purchase Agreement, dated December 23, 2008, between Independent Bank Group, Inc. and TIB - The Independent BankersBank.**

10.2	Term Promissory Note, dated December 24, 2008, by Independent Bank Group, Inc. payable to TIB – The Independent BankersBank in the original principal amount of $12,000,000.**

10.3	Subordinated Debenture, dated December 24, 2008, by Independent Bank Group, Inc. payable to TIB – The Independent BankersBank in the original principal amount of $4,500,000.**

10.4	Pledge and Security Agreement, dated December 24, 2008, between Independent Bank Group, Inc. and TIB – The Independent BankersBank.**

10.5	Letter Loan Agreement, dated March 15, 2012, between Independent Bank Group, Inc. and TIB – The Independent BankersBank.**

10.6	Promissory Note, dated March 15, 2012, by Independent Bank Group, Inc. payable to TIB – The Independent BankersBank in the original principal amount of $7,000,000.**

Exhibit Number	Description

10.7	Pledge Agreement, dated March 15, 2012, between Independent Bank Group, Inc. and TIB – The Independent BankersBank.**

10.8	Loan Agreement, dated June 28, 2011, between IBG Adriatica Holdings, Inc. and First United Bank and Trust Company.**

10.9	Commercial Promissory Note, dated June 28, 2011, by IBG Adriatica Holdings, Inc. payable to First United Bank and Trust Company in the original principal amount of $12,187,500.**

10.10	Security Agreement, dated June 28, 2008, between IBG Adriatica Holdings, Inc. and First United Bank and Trust Company.**

10.11	Commercial Deed of Trust, Security Agreement, Financing Statement and Assignment of Rents, dated June 28, 2008, by IBG Adriatica Holdings, Inc. for the benefit of First United Bank and Trust Company.**

10.12	Commercial Guaranty Agreement, dated June 28, 2011, by Independent Bank Group, Inc. in favor of First United Bank and Trust Company.**

10.13	Loan Purchase Agreement between IBG Adriatica Holdings, Inc., as assignee of Independent Bank Group, Inc., and First United Bank and Trust Company**

10.14	Lease Agreement, dated May 17, 2010, as amended on June 16, 2010 and August 24, 2012, between Independent Bank Group, Inc. and Jefferson, Ltd., for the premises at 3500 Jefferson Street, Austin, Texas**

10.15	Sublease, dated March 14, 2012, between Independent Bank and HBK Services LLC for the premises at 2101 Cedar Springs Road, Dallas, Texas**

10.16	Commercial Lease, dated December 1, 2011, between Independent Bank and Fairbank Realty, Ltd. for the premises at 5401 Bosque Boulevard, Waco, Texas**

10.17	Aircraft Lease Agreement, dated July 5, 2012, between Independent Bank and IBG Aircraft Acquisition, Inc.**

10.18	2005 Stock Grant Plan, with form of Notice of Grant Letter Agreement, as amended.**

10.19	2012 Stock Grant Plan, with form of Notice of Grant Letter Agreement.**

10.20	Employment Agreement, dated January 1, 2008, between Independent Bank and Kevin Griffin.**

10.21	Amended and Restated Employment Agreement, dated June 9, 2008, between Independent Bank and Bob McKnight.**

10.22	Employment Agreement, dated November 1, 2008, between Independent Bank and Johnny B. Galyean.**

10.23	Employment Agreement, dated November 1, 2008, between Independent Bank and Sara Thomas.**

10.24	Employment Agreement, dated December 22, 2011, between Independent Bank and Denny Buchanan, and joined in by Independent Bank Group, Inc.**

10.25	Employment Agreement, dated February 6, 2012, between Independent Bank and Dan Strodel, and joined in by Independent Bank Group, Inc.**

10.26	Employment Agreement, dated July 2, 2012, between Independent Bank and Gary Lewis, and joined in by Independent Bank Group, Inc.**

10.27	Consulting Agreement, dated July 2, 2012, between Independent Bank and John Jones.**

10.28	Agreement, dated March 1, 2008, between Independent Bank and Fiserv Solutions, Inc. d/b/a Fiserv EFT, as modified by Addendum No. 1 dated March 1, 2008.**

Exhibit Number	Description

10.29	Lockbox Services Agreement, dated November 11, 2005, between Independent Bank and Northbrook Services, Inc.**

10.30	Master Software License, Maintenance and Services Agreement, dated March 27, 2007, between Independent Bank and John Henry & Associates, Inc.**

10.31	Master Data Processing Services Agreement, dated July 1, 2009, between Independent Bank and Q2 Software, Inc.**

21.1	Subsidiaries of Independent Bank Group, Inc.*

23.1	Consent of McGladrey LLP with respect to the consolidated balance sheets of Independent Bank Group, Inc. and subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2011.**

23.3	Consent of Andrews Kurth LLP (to be included as part of Exhibit 5.1).**

24.1	Power of Attorney (included in the signature page to the Registration Statement filed on , 2013).

*	Filed herewith.
**	To be filed by amendment.
***	Schedules and/or exhibits to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.